As filed with the U.S. Securities and Exchange Commission on May 12, 2023

Registration No. 333-261132

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOGO HOSPITALITY, INC.

(Exact name of registrant as specified in its charter)

Delaware	5812	82-4843070
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

14850 Quorum Drive, Suite 500

Dallas, TX 75254

Telephone: (972) 960-9533

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Barry McGowan

Chief Executive Officer and Director

14850 Quorum Drive, Suite 500

Dallas, TX 75254

Telephone: (972) 960-9533

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Robert W. Downes Alan J. Fishman Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Blake Bernet General Counsel 14850 Quorum Drive, Suite 500 Dallas, TX 75254 (972) 960-9533	Richard D. Truesdell, Jr. Pedro J. Bermeo Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is neither an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED May 12, 2023

Shares

Fogo Hospitality, Inc.

Common Stock

This is an initial public offering of shares of common stock of Fogo Hospitality, Inc. We are offering                      shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share of our common stock will be between $             and $            . We have applied to list our common stock on the New York Stock Exchange (“NYSE”) under the symbol “FOGO”.

After the completion of this offering, we expect to be a “controlled company” within the meaning of the corporate governance standards of the NYSE. As of the date of this prospectus, the Rhône Funds (as defined herein) own approximately             % of our common stock. Upon completion of this offering and assuming no exercise of the underwriters’ option to purchase additional shares, the Rhône Funds will continue to beneficially own approximately             % of our outstanding common stock (or             % if the underwriters’ option to purchase additional shares is exercised in full). As a result, the Rhône Funds will have the ability to determine all matters requiring approval by our stockholders.

We are an “emerging growth company” under the federal securities laws and, as such, are eligible for reduced public company reporting and other requirements.

See “Risk Factors” beginning on page 36 to read about risks you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to Fogo Hospitality, Inc.	$	$

(1)	See “Underwriting (Conflicts of Interest).”

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from the selling stockholder at the initial public offering price less underwriting discounts and commissions, for 30 days after the date of this prospectus. We will not receive any proceeds from the sale of our common stock by the selling stockholder pursuant to any exercise of the underwriters’ option to purchase additional shares.

The underwriters expect to deliver the shares of common stock against payment on or about                 , 2023.

Prospectus dated                 , 2023

FOGO DE CHÃO

FOGO DE CHÃO

WELCOME TO WHAT'S NEXT

FOGO DE CHAO WELCOME TO WHAT’S NEXT

Brand History OVER 40 YEARS OF RICH SOUTHERN BRAZILIAN HISTORY

$10.5M

AUV[1]

$576M

REVENUE[1]

40%+

TARGET CASH-ON-CASH RETURNS

8

YEARS OF CONSISTENT ANNUAL TRAFFIC GROWTH[2]

87%

MILLENNIAL, GEN X and GEN Z DEMOGRAPHICS

145%

STAFFED VS 2019[3]

59

16

INTERNATIONAL LOCATIONS[4] [5]

15%

TARGETED COMPANY OWNED UNIT GROWTH

~850

WHITESPACE OPPORTUNITY[6]

$10.2M AUV[1] 40%+ TARGET CASH-ON-CASH RETURNS 87% MILLENNIAL, GEN X and GEN Z DEMOGRAPHICS 56 U.S. RESTAURANTS ACROSS 21 STATES, D.C. AND PUERTO RICO[4] 15% TARGETED COMPANY OWNED UNIT GROWTH $546M REVENUE[1] 8 YEARS OF CONSISTENT ANNUAL TRAFFIC GROWTH[2] 146% STAFFED VS 2019[3] 16 INTERNATIONAL LOCATIONS[4] [5] 550+ UNIT WHITESPACE OPPORTUNITY[6] [1] FISCAL 2022 [2] 8 YEARS FROM 2014-2022 (OTHER THAN 2020 DUE TO COVID-19) [3] US DOMESTIC OPERATIONS [4] AS OF THE DATE OF THIS PROSPECTUS [5] 8 COMPANY-OWNED IN BRAZIL, 8 FRANCHISE IN MEXICO AND THE MIDDLE EAST [6] ~300+ DOMESTIC AND ~250+ INTERNATIONAL UNITS

THE GAUCHO WAY: OUR VALUES TEAMWORK We are inclusive team players who continually work shoulder-to-shoulder to achieve together. INTEGRITY We do what we say we’re going to, and strive to do right by all-at and beyond our table. EXCELLENCE We are passionate about hospitality and take pride in everything we do. HUMILITY We are masters in our crafts, yet have genuine desire to serve and put others first. DEIXA COMIGO We’ve got you. We take chances, not orders, and use our tenacity, grit and resolve to make experiences unforgettable.

OUR MISSION Ignite fire and joy to care for our teams, our guests and our communities. Feeding a Purposeful Future Better futures start when we bring our best to the table every day. From day one, we’ve intentionally invested in our people, products, and communities to grow responsibly, profitably and sustainably. We live these values every day, and are purposeful in our actions to create a brighter future for everyone OUR VISION Bring the soul of Southern Brazilian hospitality to the heart of every city. OUR COMMITMENTS Feeding Our Families People We feed families with fulfilling job opportunities for our Team Members, making space around the table so everyone feels welcome. • Fulfilling Careers • Inclusive Workplace • Rewards & Benefits Feeding Our Guests Food & Environment Our vision has always been to serve our guests the most wholesome, high-quality and safest food in an environmentally friendly way. It’s a tradition from the Brazilian gaucho way of nurturing and harvesting foods with respect (“Respeito Pela Comida” in Portuguese). • Quality Proteins Raised with Integrity • Wholesome & Nutritious Food • Food Safety • Environment Feeding Our Communities Community We are committed to feeding our communities with respect, transparency and generosity of spirit. • Reducing Food Insecurity • Fulfilling Local Needs

-i-

MARKET AND INDUSTRY DATA

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys and internal company studies and surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein, particularly given the novel coronavirus (“COVID-19”) pandemic and its impact on the industry in which we operate.

BASIS OF PRESENTATION

Unless the context otherwise requires, references in this prospectus to “Fogo Hospitality, Inc.,” “Fogo de Chão,” “we,” “us,” “our,” and “our company” are, collectively, to Fogo Hospitality, Inc., a Delaware corporation, the issuer of the common stock offered hereby, and its consolidated subsidiaries.

Fogo Hospitality, Inc. was incorporated under the name Prime Cut Parent Holdings Inc. on February 16, 2018 in connection with the acquisition of Fogo de Chão, Inc. on April 5, 2018 by funds managed or advised by Rhône Group L.L.C. or its affiliates collectively, “Rhône,” such managed or advised funds indirectly invested in Fogo Hospitality, Inc., the “Rhône Funds,” and such acquisition, the “Rhône Acquisition.” In connection with the Rhône Acquisition, Fogo de Chão, Inc. was the surviving entity of transactions consummated pursuant to the Agreement and Plan of Merger, dated as of February 20, 2018 (the “Merger Agreement”), by and among Fogo de Chão, Inc., Prime Cut Intermediate Holdings Inc., a wholly-owned subsidiary of Fogo Hospitality, Inc. (“Intermediate Holdings”), and Prime Cut Merger Sub Inc., a wholly-owned subsidiary of Intermediate Holdings (“Merger Subsidiary”). Pursuant to the Merger Agreement, Merger Subsidiary merged with and into Fogo de Chão, Inc., with Fogo de Chão, Inc. surviving the merger as a wholly-owned subsidiary of Intermediate Holdings, which in turn was and remains a wholly-owned subsidiary of Fogo Hospitality, Inc. On September 13, 2021, we changed our corporate name from Prime Cut Parent Holdings Inc. to Fogo Hospitality, Inc. Please see “Summary—Our Corporate Information” for a simplified organizational chart.

Before completion of the Rhône Acquisition on April 5, 2018, Fogo de Chão, Inc. was a publicly listed company whose shares of common stock traded on the Nasdaq Global Select Market.

We operate on a 52- or 53-week fiscal year that ends on the Sunday that is closest to December 31 of each year. Each fiscal year generally is comprised of four 13-week fiscal quarters, although in the years with 53 weeks the fourth quarter represents a 14-week period. Fiscal 2019, Fiscal 2020, Fiscal 2021 and Fiscal 2022 ended on December 29, 2019, January 3, 2021, January 2, 2022 and January 1, 2023 respectively. Fiscal 2019, Fiscal 2021 and Fiscal 2022 were, and Fiscal 2023 is, comprised of 52 weeks while Fiscal 2020 was comprised of 53 weeks. Approximately every five or six years a 53-week fiscal year occurs.

The key performance indicators we use for determining how our business is performing are new restaurant openings, same store sales, average unit volumes (“AUVs”), average weekly sales, traffic, restaurant contribution, restaurant contribution margin, Adjusted EBITDA and Adjusted EBITDA margin. AUVs consist of the average sales of all restaurants that have been open for a trailing 52-week period or longer.

Same store sales growth reflects the change in year-over-year sales for comparable restaurants. We consider a restaurant to be comparable during the first full fiscal quarter following the eighteenth full month of operations.

-ii-

We adjust the sales included in the same store sales calculation for restaurant closures, primarily as a result of remodels and restaurant closures in connection with the COVID-19 pandemic, so that the periods will be comparable. The Company uses a 52/53-week fiscal year convention. For fiscal years following a 53-week year the Company calculates same store sales using the most comparable calendar week to the current reporting period. A restaurant is considered a closure and excluded from same store sales when it is closed for operations for four consecutive days. Once a restaurant is considered a closure it is excluded from same store sales retroactively to the beginning of the quarter in which the closure occurred. The restaurant will be considered comparable again during the first full fiscal quarter 12 months after the restaurant resumes operations. Changes in same store sales reflect changes in sales for the comparable group of restaurants over a specified period of time, which are impacted by changes in guest count trends as well as changes in average check and highlight the performance of existing restaurants as the impact of new restaurant openings is excluded.

Restaurant contribution is equal to revenue generated by our restaurant sales less direct restaurant operating costs (which include food and beverage costs, compensation and benefit costs, and occupancy and certain other operating costs but exclude depreciation and amortization expense, pre-opening expense and marketing and advertising expenses). Restaurant contribution margin is equal to restaurant contribution as a percentage of revenue. Restaurant contribution and restaurant contribution margin and Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures. For more information about our key performance measures presented herein, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Performance Indicators,” and for more information about non-GAAP financial measures presented herein, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures,” including for information regarding our non-GAAP financial measures and reconciliations to the most comparable GAAP measures.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain other amounts that appear in this prospectus may not sum due to rounding.

Unless we specifically state otherwise, all dollar amounts listed in this prospectus are in U.S. dollars.

TRADEMARKS AND COPYRIGHTS

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. This prospectus contains references to certain trademarks and brands. These include our original trademarks Fogo®, Fogo de Chão® and Bar Fogo®. We believe that we have full ownership rights to these brands. Solely for the convenience of the reader, we refer to these brands in this prospectus without the TM or ® symbol, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trademarks, service marks, trade names and brands. Other trademarks, service marks or trade names referred to in this prospectus are the property of their respective owners.

-iii-

Prospectus Summary

This summary highlights some of the information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed in the “Risk Factors” section of this prospectus and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus before making an investment decision to invest in our common stock.

Our Company

We are Fogo de Chão (fogo-dee-shoun), an internationally renowned, growing restaurant brand, providing experiential dining with a compelling value proposition to a young and diverse population. We believe our business model, which we call “fast experiential dining”, combines the best attributes of the labor-efficient and high traffic “fast casual” segment of the restaurant industry with the guest experience and high Average Unit Volumes (“AUVs”) of the “full service” restaurant segment. With a whitespace opportunity of more than 10 times our present footprint, exceptional unit economics, strong traffic growth, and robust cash flows, we believe we have decades of profitable growth ahead.

For more than 40 years, we have been known for creating lively and memorable experiences for our guests and serving high-quality cuisine at an approachable price point, all inspired by Brazilian family-style dining. Our menu is fresh, unique and innovative, and is centered on premium cuts of grilled meats, each expertly butchered and simply seasoned, utilizing the centuries-old cooking technique of churrasco, and carved tableside by our gaucho chefs. Fogo’s guests are invited to partake in The Full Churrasco Experience, which allows them to enjoy as many of our high-quality meats and Market Table offerings as they desire at an accessible fixed price. Our unique model enables us to compete across multiple dining occasions and formats, which results in a vast addressable market. As of the date of this prospectus, our total footprint is 75 locations, of which 67 are company-owned and 59 of these are in the United States (across 22 states, the District of Columbia and Puerto Rico), with long-term domestic U.S. unit potential of approximately 600 restaurants, representing a 25-year growth opportunity.

The exceptional price-value of our offering appeals to a diverse population, and in particular resonates with Generation Z, Generation X and Millennial demographic groups, who collectively represent approximately 87% of our guests, based on a 2022 survey, providing an attractive guest composition to drive positive traffic growth for years to come. Our guests visit our restaurants across a wide range of dining occasions and dayparts, driving high restaurant traffic, averaging 151,000 guests per U.S. restaurant in Fiscal 2022. Our high traffic is further supported by fast table turns because our guests do not need to wait for their entrées to be prepared to order, as our gaucho chefs circulate on a continuous service model, providing a personalized experience that is tailored to each guest’s specific preferences and desired pace of dining. Our gaucho chefs’ dual role as both a chef and server enables them to earn comparatively higher income through a tip pool, which, combined with a path to management, drives a long average gaucho tenure of approximately four years within our comparable U.S. store base, while also driving passion in our employee base, a better guest experience, and stronger performance in our restaurants.

Through the consistent execution of our unique business model, we are able to produce attractive unit volumes and restaurant contribution margins. Our unique service model yields significant economic advantages to Fogo by meaningfully reducing our labor costs versus peers, which contributes to our strong margins. Our U.S. AUVs were $7.7 million, $4.4 million, $9.4 million, $10.2 million, $10.5 million and $10.1 million in Fiscal 2019, Fiscal 2020, Fiscal 2021, Fiscal 2022, the 52 weeks ended April 2, 2023 and the 52 weeks ended April 3,

2022, respectively, while our U.S. restaurant contribution margin was 28%, 10%, 31%, 28%, 27% and 26% in Fiscal 2019, Fiscal 2020, Fiscal 2021, Fiscal 2022, the 13 weeks ended April 2, 2023 and the 13 weeks ended April 3, 2022, respectively. Additionally, our consolidated operating margin was 10%, (24%), 13%, 12%, 10% and 11% in Fiscal 2019, Fiscal 2020, Fiscal 2021, Fiscal 2022, the 13 weeks ended April 2, 2023 and the 13 weeks ended April 3, 2022, respectively. Our AUVs, restaurant contribution margin and operating margin in Fiscal 2020 were negatively affected by restaurant closures in connection with the COVID-19 pandemic.

The combination of attractive unit economics with our whitespace opportunity, which we estimate to be at least 550 restaurants over the next 25 years in the U.S., together lay the foundation for our growth algorithm. As of the date of this prospectus, our total footprint is 75 locations, of which 67 are company-owned and 59 of these are in the United States (across 22 states, the District of Columbia and Puerto Rico). In 2022, we opened nine company-owned restaurants and two international franchise restaurants. In 2023, we have opened four company-owned restaurants, and expect to open 7-9 additional company-owned restaurants and 3-5 international franchise restaurants during the remainder of 2023, supported by a strong pipeline of new restaurant development. Beyond 2023, we plan to maintain company-owned unit growth of at least 15% annually while continuing to expand internationally with our franchise model. In pursuit of this goal, in 2022 we entered into development agreements to open multiple franchise locations in Canada, Costa Rica, El Salvador and the Philippines, and expect other countries to follow.

Our consumer appeal is evidenced by our six-year track record of consecutive year-over-year traffic growth through Fiscal 2019. This trend resumed in Fiscal 2021 following the impact of the COVID-19 pandemic in Fiscal 2020. In Fiscal 2019, we generated total revenue, net income and Adjusted EBITDA of $350 million, $10 million and $64 million, respectively. In Fiscal 2020, we generated total revenue, net loss and Adjusted EBITDA of $205 million, $(57) million and $(9) million, respectively, reflecting the impact of the COVID-19 pandemic. Additionally, in Fiscal 2021, our revenue, net income and Adjusted EBITDA were $431 million, $22 million and $86 million, respectively. In Fiscal 2022, our revenue, net income and Adjusted EBITDA was $546 million, $30 million, and $98 million, respectively. Finally, our revenue, net income and Adjusted EBITDA for the 13 weeks ended April 2, 2023 was $152 million, $5 million and $27 million, respectively, compared to $122 million, $6 million and $20 million, respectively, for the comparable period in Fiscal 2022. For more information, see “Prospectus Summary—Unaudited Quarterly Statements of Operations.”

The Key Value Drivers of Our Business Model

Our core tenets continue to serve as the key drivers of our business model:

Our Core Tenets
Fast Experiential Dining	Labor-efficient model offering culinary discoveries with our gaucho chefs curating our guests’ dining experience with something new and exciting on every visit.

Compelling Value and Appeal for All Occasions	Our high-quality cuisine, differentiated dining experience and approachable price points leads our restaurants to appeal to broad demographic and socioeconomic groups for a wide range of occasions.

Attractive Unit Economics	By optimizing labor, food costs and guest traffic, we generate attractive AUVs, U.S. restaurant contribution margin, operating margin and net income.

Our Core Tenets
Proven Portability Across Geographies	We have delivered consistent AUV and margin performance across suburban, metro and urban markets.

Experienced Leadership	Our senior management team, led by our CEO Barry McGowan, is focused on providing exceptional hospitality while accelerating our growth.

Our Transformation Under Private Ownership

Since going private in early 2018, we have continued to build on our exceptional customer proposition and unique business model by enhancing our unit economics, refining our real estate development criteria, building our new restaurant opening pipeline, enhancing our same store sales drivers, launching international franchising and strengthening our leadership capabilities:

Initiatives
Expanded Management	Created new positions to focus on enhancing operations and driving growth initiatives, while promoting top-performing managers.

Data-Driven Market and Site Selection	Developed a rigorous approach to market and site selection by utilizing new data resources, better analytics and consistent objective criteria, leading to strong and predictable performance of our new units.

Prepared for Growth	Prepared for growth, opened nine company-owned restaurants and two international restaurants in Fiscal 2022 and built a pipeline to facilitate 11-13 company-owned and 3-5 international franchise restaurants in 2023, with 15% annual company-owned restaurant growth and continued international franchise growth thereafter.

New, Efficient Unit Formats	Redesigned smaller footprint units that more efficiently use revenue-producing space and modified our construction specifications, thus lowering cost per square foot, resulting in higher cash-on-cash returns and margin of safety for our investments.

Expanded Whitespace

Based on internal analysis and a study prepared by eSite and focused on driving down unit costs and improving site selection via enhanced data analytics and an increased focus on demand potential, identified an expanded whitespace of over 550 domestic U.S. units, representing a substantial

25-year growth opportunity.

Expanded Menu and Broadened Dayparts	Offering a broader menu that features indulgent cuts and other premium items driving higher average check size and diversifying our dining occasions, as well as new experiences such as Bar Fogo and Next Level Lounge.

Initiatives
Enhanced Marketing	Developed a digital marketing program with personalized marketing that resonates with younger audiences and drives occasions and traffic.

Capital-Light International Growth	Established a capital-light franchise model across multiple countries and continents with a tangible pipeline.

Reduced Exposure to Brazil	Brazil exposure limited to 6.5% of our total revenues in the 52 weeks ended April 2, 2023.

We believe that these enhancements, combined with Fogo’s enduring value drivers, together supported by an expanded development pipeline exhibiting these same characteristics, has robustly positioned our long-term sustainable growth algorithm domestically and abroad.

Our Financial Performance

These core tenets and initiatives have consistently driven strong financial results. For more information about our non-GAAP Financial measures presented below, see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Non-GAAP Financial Measures,” including for information regarding our non-GAAP financial measures and reconciliations to the most comparable GAAP measures.

Prior to 2022, we did not historically pay dividends on our common stock and following this offering, we do not expect to pay dividends on our common stock for the foreseeable future. However, we paid a cash dividend of $40 million on April 25, 2022, to our principal stockholder. The dividend, which was funded from cash and cash equivalents, exceeded our net income of $31.2 million for the twelve months ended April 3, 2022 by $8.8 million, which may be deemed a distribution in contemplation of this offering. Accordingly, based on the mid-point of the price range included on the cover of this prospectus, we would be required to sell                  additional shares of our common stock in this offering to fund the $8.8 million excess of the $40.0 million dividend above our $31.2 million net income for the twelve months ended April 3, 2022. If such additional shares of common stock were issued and sold in this offering, such additional shares of common stock in issue would reduce our pro forma earnings per share from $         to $         for the year ended January 1, 2023. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Our New Restaurant Performance

Our 19 restaurants opened since 2019, which are located across diverse geographic regions and in various trade areas in the U.S., exceeded their year 3 AUV target in the trailing twelve months ended April 2, 2023 by an average of 46%. These exceptional results provide us with strong conviction in the potential of our current new restaurant pipeline, which exemplifies many of the same characteristics as these 19 restaurants, and our longer term growth ambitions.

Our three new U.S. restaurants opened during Fiscal 2019 (located in Bethesda, MD, Irvine, CA and Long Island, NY) that were open during the entirety of Fiscal 2021, Fiscal 2022 and the 13 weeks ended April 2, 2023 had average weekly sales of $213,000 for the 52 weeks ended April 2, 2023, exceeding the average weekly sales implied by our target year 3 U.S. AUV of $6.6 million by 67%. Our five new U.S. restaurants opened during Fiscal 2021 (located in White Plains, NY, Albuquerque, NM, Burlington, MA, Oak Brook, IL, and Huntington Station, NY) that were open during the entirety of Fiscal 2022 and the 13 weeks ended April 2, 2023 had average weekly sales of $152,000 for the 52 weeks ended April 2, 2023, exceeding the average weekly sales implied by our target year 3 U.S. AUV of $6.6 million by 20%. Our eight new U.S. restaurants opened during Fiscal 2022 (located in Coral Gables, FL, El Segundo, CA, Fort Lauderdale, FL, Pasadena, CA, Friendswood, TX, Queens, NY, Reston, VA, and Austin, TX) had average weekly sales of $168,000 for the weeks in which they were open during the 52 weeks ended April 2, 2023, exceeding the average weekly sales implied by our target year 3 U.S. AUV of $6.6 million by 32%. Our three new U.S. restaurants opened during the 13 weeks ended April 2, 2023 (located in Paramus, NJ, National Harbor, MD and Woodland Hills, CA) had average weekly sales of $257,000 for the weeks in which they were open, exceeding the average weekly sales implied by our target year 3 U.S. AUV of $6.6 million by 103%.

Additionally, our 19 new restaurants are approximately 11% smaller on average than those opened previously (9,400 square feet on average compared to 10,600 square feet on average), demonstrating the potential that our smaller sized units can generate comparable sales levels.

Based on strong average weekly sales of our new development model restaurants during Fiscal 2021, Fiscal 2022 and the 13 weeks ended April 2, 2023, and our reduced targeted average cash investment of $3.8-$4.0 million per new restaurant, we have confidence that we will achieve our targeted 40% cash-on-cash returns with our new restaurant development strategy.

Our Competitive Strengths

Fast Experiential Dining

Fogo’s “fast experiential” service model combines the best attributes of the efficient “fast casual” segment of the restaurant industry with the guest experience of the “full service” restaurant segment, providing guests with authentic experiences and the opportunity to discover something new at every turn. Our concept is centered on the wide range of freshly grilled, premium meats carved tableside, providing guests with the optionality to set the pace, portion, variety and temperature of their meal. These fire-roasted cuts are accompanied with continuous visits to the Market Table and hot, seasonal side dishes, all offered for a single price. Our main offerings feature a variety of simply seasoned meats including Brazilian style cuts of beef such as fraldinha (bottom sirloin) and picanha (top sirloin cap), our signature steak, as well as premium cuts such as filet mignon and ribeye, complemented by lamb, chicken and pork. On a typical day in our restaurants, guests can choose from as many as 14-16 different meat options. Our chefs serve each cut within moments of being removed from the grill, in a manner designed both to enhance the tenderness of each slice and meet our guests’ desired portion size and temperature. Our Market Table, which features a variety of seasonal salads, exotic fruits and vegetables, aged cheeses, smoked salmon and charcuterie, is immediately available once our guests are seated.

In recent years, we have expanded our menu options in a number of ways designed to cater to a wider range of guests and occasions. For guests preferring lighter fare, or a vegetarian option, we offer à la carte seafood entrées and appetizers, a Market Table only option and a selection of sharable plates. And for those wishing to indulge, we now feature premium à la carte options to share with the table including dry-aged Tomahawk Ribeye and Wagyu steaks as well as appetizers such as seafood towers. These additions have also enabled us to drive positive “mix” in our same store sales growth as guests add incremental items to their checks. Our menu has been enhanced by a renewed focus on our wine list and a full bar (Bar Fogo), which offers a selection of seasonal cocktail innovations and Brazilian-inspired cocktails such as the caipirinha, or the caramelized pineapple old fashioned.

Our gaucho chefs, skilled artisans whom we train in the centuries-old culinary art of churrasco and the culture of Southern Brazil, are central to our ability to maintain consistency and authenticity throughout our restaurants. We utilize a continuous style of service, where our team members focus on anticipating guests’ needs by curating their dining experience with new discoveries on every visit. Our gaucho chefs engage with guests at their table, learning each guest’s specific preferences and tailoring their dining experience accordingly. In addition to providing an entertaining and interactive experience, our continuous service allows our guests to control the entrée variety, portions and pace of their meal, which maximizes the customization of their experience, value and the satisfaction they receive from dining at our restaurants. We believe our fast experiential dining built around our gaucho service model, distinct flavors and variety of cuisine are critical in driving guest visits to our restaurants.

Award-Winning Concept Appealing to a Broad and Attractive Customer Demographic with a Compelling Value Proposition for All Occasions

The combination of our high-quality cuisine, differentiated dining experience and approachable price points of our dayparts, including our prix fixe, all-you-can-experience dining options, leads our restaurants to appeal to wide demographic and socioeconomic groups. Fogo provides guests with authentic experiences and the opportunity to discover something new at every turn, which are key drivers of dining frequency among our core demographic. The exceptional price-value of our offering appeals to a diverse population, and in particular resonates with the high-growth Generation Z, Generation X and Millennial demographic groups, who collectively represent 87% of our guests, based on a 2022 survey, providing a strong foundation to continue driving positive traffic growth for years to come.

Source: 2022 customer survey with total respondents (N=2,003).

In recent years, we innovated differentiated, new revenue platforms to drive frequency across guest need states, including weekday lunch, dinner, weekend Brazilian brunch and group dining, plus Bar Fogo, full-service catering and takeout and delivery options. Whether our guests opt for our Picanha Burger starting at $9 or our signature, The Full Churrasco Experience, where guests can sample a wide range of meat options and our Market Table starting at $59.00, our platforms provide our guests with an exceptional value compared to other restaurant concepts.

Our platforms provide guests a preferred venue for various dining occasions, including intimate gatherings, family get-togethers, business functions, convention banquets and other celebrations. Our revenue platform expansion has effectively generated new trial and increased frequency as evidenced by our six-year track record of consecutive year-over-year traffic growth through Fiscal 2019, which resumed in Fiscal 2021 and Fiscal 2022.

Source: 2022 customer survey with total respondents (N=2,003).

Our restaurants have received numerous awards and accolades from critics and reviewers domestically and internationally. For example, we have been nationally recognized by Nation’s Restaurant News, USA Today, Consumer Reports and Magazine, and Wine Spectator Magazine, and we have received local and social media awards from outlets including Zagat, Atlanta Magazine and Crain’s Chicago Business. Additionally, our restaurants are consistently ranked among the top dining options by reputable online reviewers such as OpenTable, Trip Advisor and Yelp.

Unique Operating Model Drives Attractive Unit Economics

Our business model is unique in multiple aspects that relate to operating and restaurant contribution margin. First, since our freshly grilled meats are in constant circulation, our customers can begin eating as soon as they sit down, which enables fast turns of our tables by eliminating such tasks as long time spent over menus or waiting for distinct parts of meals to be served. Second, our gaucho chefs do more than simply take orders and serve the food—in addition, they butcher meat into the various cuts and then cook the meat, which reduces our labor cost compared to restaurants where the same functions are performed by distinct staff. Moreover, our simple fixed price menu results in less food waste, enables more efficient kitchen operations and provides us the flexibility to cope with food inflation by adjusting the protein mix.

Through the consistent execution of our unique business model, we are able to produce attractive unit volumes and restaurant contribution margins. Our U.S. AUVs were $7.7 million, $4.4 million, $9.4 million, $10.2 million, $10.5 million and $10.1 million in Fiscal 2019, Fiscal 2020, Fiscal 2021, Fiscal 2022, the 52 weeks ended April 2, 2023 and the 52 weeks ended April 3, 2022, respectively, while our U.S. restaurant contribution margin was 28%, 10%, 31%, 28%, 27% and 26% in Fiscal 2019, Fiscal 2020, Fiscal 2021, Fiscal 2022, the 13 weeks ended April 2, 2023 and the 13 weeks ended April 3, 2022, respectively. Our Brazil AUVs were $3.7 million, $1.6 million, $2.4 million, $4.6 million, $5.0 million and $2.8 million in Fiscal 2019, Fiscal

2020, Fiscal 2021, Fiscal 2022, the 52 weeks ended April 2, 2023 and the 52 weeks ended April 3, 2022, respectively, while our Brazil restaurant contribution margin was 24%, 1%, 11%, 27%, 29% and 17% in Fiscal 2019, Fiscal 2020, Fiscal 2021, Fiscal 2022, the 13 weeks ended April 2, 2023 and the 13 weeks ended April 3, 2022, respectively. For the 13 weeks ended April 2, 2023, Brazil revenues represented 6% of Fogo’s consolidated revenue. Our AUVs and restaurant contribution margin in Fiscal 2021 were weakened by Brazilian restaurant closures in the first quarter of Fiscal 2021 in connection with the COVID-19 pandemic. Additionally, our consolidated operating margin was 10%, (24%), 13%, 12%, 10% and 11% in Fiscal 2019, Fiscal 2020, Fiscal 2021, Fiscal 2022, the 13 weeks ended April 2, 2023 and the 13 weeks ended April 3, 2022, respectively.

Our restaurants that were open at least one full year as of December 29, 2019, January 3, 2021, January 2, 2022 and January 1, 2023 generated an average U.S. cash-on-cash return of 43%, 11% and 58% and 57%, respectively, based on results from Fiscal 2019, Fiscal 2020, Fiscal 2021 and Fiscal 2022. Our U.S. cash-on-cash returns in Fiscal 2020 and Fiscal 2021 were negatively affected by the COVID-19 pandemic. In addition to AUVs and U.S. restaurant contribution margin, total U.S. labor costs, food & beverage costs and occupancy & other costs are presented in the following table as a percentage of total U.S. revenue for Fiscal 2019, Fiscal 2020, Fiscal 2021 and Fiscal 2022 respectively:

Proven Portability and Consistent Performance Across Geographies in the U.S. and Abroad

Our concept works nationwide, across suburban, metro and urban markets. Such portability is proven by consistent AUV and margin performance across regions.

Due to the broad appeal of our brand, the universal appeal of grilled meats, the diversity of our guest base, the variety of occasions served and the traffic generated by our restaurants, our concept is an attractive and desirable tenant for real estate owners. Landlords and developers, both in the U.S. and internationally, often seek out our restaurants to enhance their tenant mix and drive traffic in their developments. Our U.S. restaurants that opened prior to Fiscal 2019 attracted, on average, approximately 129,000 guests per restaurant in Fiscal 2019, which we believe, based on an internal survey of public fine-dining competitors, is approximately 60% more guests per restaurant than those competitors on average. In Fiscal 2020, Fiscal 2021 and Fiscal 2022, our restaurants that opened prior to 2020 attracted, on average, 70,000, 142,000 and 151,000 guests per restaurant, respectively. Our consistent AUVs and restaurant contribution margin performance, brand recognition and relatively high guest traffic, position us well to obtain prime site locations with favorable lease terms, which enhances our return on invested capital.

Experienced Leadership

Our tenured senior management team has extensive operating experience with an average of 25 years of experience in the restaurant industry. We are led by our CEO, Barry McGowan. Mr. McGowan first began working with Fogo de Chão in 2013 as COO where he drove key platform creation such as unique dayparted menus for Weekday Lunch and Brunch, Bar Fogo, Appetizers, Market Table branding and Group Dining expansion, and increased our focus on hospitality, driving traffic and in-restaurant execution. Soon after we went private, Mr. McGowan was appointed as our CEO and has guided the growth of our company in traffic, revenue and Adjusted EBITDA, and our ongoing transformation, including via the expansion of revenue and innovation platforms, the re-engineering and upgrade of our development process, and the growth of our global restaurant footprint including the acceleration and significant expansion of our new restaurant pipeline and the inception of our international franchising business model. Mr. McGowan leads a team of dedicated, experienced restaurant professionals who are equally passionate about Fogo, including Tony Laday, our CFO, Rick Lenderman, our COO, Selma Oliveira, our Chief Culture Officer, Janet Gieselman, our CMO, Andrew Feldmann, President of International Franchise Development, Blake Bernet, our General Counsel and Joe Abbruzese, our Chief Development Officer.

Our Growth Strategies

We plan to expand our restaurant footprint and platforms to drive revenue growth, improve operating contribution, restaurant contribution and Adjusted EBITDA margins, enhance our competitive positioning and continue to delight our diverse customer base by executing on the following strategies:

Grow Our Restaurant Base in the U.S. and Abroad

We are in the early stages of our growth with our 75 current restaurants, 59 of which are company-owned restaurants in the U.S. (across 22 states, the District of Columbia and Puerto Rico). Our concept has proven portability, with consistently strong AUVs across a diverse range of geographic regions and real estate settings. In 2023, we anticipate opening 11-13 new restaurants in the U.S., and 3-5 international franchises. Based on internal analysis and an in-depth study prepared by eSite, we believe there exists long-term potential for approximately 600 total sites in the United States, which represent a substantial 25-year growth opportunity. We also believe, based on an internal review of other American restaurant group store counts throughout the world as well as insights from our international franchise advisors, that there is potential for 250 franchise restaurants internationally over the next 25 years. Through the broad appeal of our differentiated concept, improved unit economic model and enhanced real estate strategy lowering overall investment costs, we believe we can meet the same return hurdles in smaller trade demand areas than in the past and do so more predictably, which has expanded our overall whitespace of new restaurants which meet our high return hurdle.

Our current restaurant investment model targets an average cash investment of $3.8-$4.0 million per restaurant, net of tenant allowances and pre-opening costs, assuming an average restaurant size of approximately 8,500 square feet, an AUV of $6.6 million or $776 of sales per square foot and targeted cash-on-cash returns of approximately 40%, which we calculate by dividing our restaurant contribution in the third year of operation by our initial investment costs (net of tenant allowances and excluding pre-opening expenses).

Our 19 restaurants opened since 2019, which are located across diverse geographic regions and in various trade areas in the U.S., exceeded their year 3 AUV target in the trailing twelve months ended April 2, 2023 by an average of 46%. These exceptional results provide us with strong conviction in the potential of our current new restaurant pipeline, which exemplifies many of the same characteristics as these 19 restaurants, and our longer term growth ambitions.

Our three new U.S. restaurants opened during Fiscal 2019 (located in Bethesda, MD, Irvine, CA and Long Island, NY) that were open during the entirety of Fiscal 2021, Fiscal 2022 and the 13 weeks ended April 2, 2023 had average weekly sales of $213,000 for the 52 weeks ended April 2, 2023, exceeding the average weekly sales implied by our target year 3 U.S. AUV of $6.6 million by 67%. Our five new U.S. restaurants opened during Fiscal 2021 (located in White Plains, NY, Albuquerque, NM, Burlington, MA, Oak Brook, IL, and Huntington Station, NY) that were open during the entirety of Fiscal 2022 and the 13 weeks ended April 2, 2023 had average weekly sales of $152,000 for the 52 weeks ended April 2, 2023, exceeding the average weekly sales implied by our target year 3 U.S. AUV of $6.6 million by 20%. Our eight new U.S. restaurants opened during Fiscal 2022 (located in Coral Gables, FL, El Segundo, CA, Fort Lauderdale, FL, Pasadena, CA, Friendswood, TX, Queens, NY, Reston, VA, and Austin, TX) had average weekly sales of $168,000 for the weeks in which they were open during the 52 weeks ended April 2, 2023, exceeding the average weekly sales implied by our target year 3 U.S. AUV of $6.6 million by 32%. Our three new U.S. restaurants opened during the 13 weeks ended April 2, 2023 (located in Paramus, NJ, National Harbor, MD and Woodland Hills, CA) had average weekly sales of $257,000 for the weeks in which they were open, exceeding the average weekly sales implied by our target year 3 U.S. AUV of $6.6 million by 103%.

Additionally, our 19 new restaurants are approximately 11% smaller on average than those opened previously (9,400 square feet on average compared to 10,600 square feet on average), demonstrating the potential that our smaller sized units can generate comparable sales levels.

Based on strong average weekly sales of our new development model restaurants during Fiscal 2021, Fiscal 2022 and the 13 weeks ended April 2, 2023, and our reduced targeted average cash investment of $3.8-$4.0 million per new restaurant, we have confidence that we will achieve our targeted 40% cash-on-cash returns with our new restaurant development. In Fiscal 2021, our U.S. cash-on-cash returns were 58% and our Brazil cash-on-cash returns were 13%, and in Fiscal 2022, our U.S. cash-on-cash returns were 57% and our Brazil cash-on-cash returns were 70%.

The strength of and the thesis behind our improved development model is supported by the results of units opened thus far under it. These units are outperforming our year three targets with respect to AUV and sales per square foot.

Our primary focus is a disciplined company-owned new restaurant growth strategy primarily in the U.S. in both new and existing markets where we believe we are capable of achieving target sales volumes and restaurant contribution margins. We opened seven restaurants during Fiscal 2021, which included six company-owned restaurants, and one franchise restaurant in Mexico. In 2022, we opened nine company-owned restaurants and two international franchise restaurants. In Fiscal 2023, we have opened four company-owned restaurants, and expect to open 7-9 additional company-owned restaurants and 3-5 international franchise restaurants during the remainder of Fiscal 2023, supported by a strong pipeline of new restaurant development. Beyond 2023, we plan to maintain a company-owned unit growth of at least 15% annually while continuing to expand internationally with our franchise model. In pursuit of this goal, in 2022 we entered into development agreements to open multiple franchise locations in Canada, Costa Rica, El Salvador and the Philippines, and expect other countries to follow.

We plan to grow in international markets through our new franchise strategy, while simultaneously pursuing the opportunity to enter into airports and other non-traditional sites. We believe our high-quality food offering at an affordable price point served in an experimental setting will be received as well in international markets as it was when Fogo first expanded from Brazil to the U.S. in 1997, and as evidenced by the growth of our current franchising program in the Middle East and Mexico and the strong interest demonstrated by our franchise opportunity pipeline. We also believe both domestic and international airports represent a compelling, natural extension of our brand proposition opportunity given the immediacy of our dining model, rapid table turns, high-quality food and reputation of our brand.

Continue to Grow Our Traffic and Comparable Restaurant Sales

Unlike many of our peers, we consistently grew our traffic for six years through 2019. Our strategy is to build traffic with new occasions through continuous culinary and bar innovation that build frequency, enhance our guest experience with add-on sales and then evaluate price increases (in line with inflation) by location to continue to maintain our strong value proposition versus our peers.

•

Continue to Innovate Food and Beverage. We introduce innovative items that satisfy evolving consumer preferences and broaden our appeal, increasing the number of occasions for guests to visit our restaurants. To expand our value proposition, we introduced “added-value items” to The Full Churrasco Experience, such as our Bone-in Ribeye, Porterhouse or NY Strip and add-on “indulgent items,” such as Wagyu and Dry-aged Tomahawk Ribeye, center cut Cauliflower Steak (a vegan entrée), as well as affordably priced items like our $9 Picanha Burger. We have also introduced new beverages, such as our Passion Fruit Mimosas to appeal to our Bar Fogo brunch guests, among others. The expanded menu with the above items has increased our average check size. Finally, we plan to continue our menu innovation by introducing more seasonal and indulgent dishes.

•

Expand Dayparts. We continue to drive comparable restaurant sales growth through expanding the dayparts offered at our restaurants. In 2015, we introduced dayparted menus with varying price points for additional occasions, such as weekday lunch, weekend brunch, dinner and special occasions to provide additional optionality to our guests and increase traffic in our restaurants. Additionally, our recently expanded Bar Fogo platform drives incremental daypart opportunities and features a more casual way to experience Fogo de Chão via small and sharable plates served at the bar, in addition to All Day Happy Hour and Cellar Selects in the dining room and bar.

•

Further Grow Our Large Group Dining Sales. We believe our differentiated dining experience, broadly appealing menu, flexible restaurant layout, speed of service and compelling value proposition makes us a preferred destination for group dining occasions of all types. Our Group Sales managers covering all our restaurants have recently expanded their outbound targeting to include both in-dining occasions and off-site catering, which we believe will generate significant momentum in group sales growth.

•

Accelerate Our Investment in Marketing. Beginning in 2018, we accelerated our investments in marketing, social engagement and advertising to drive guest trial and frequency by identifying media whitespace and seeking to expand our share of voice. We communicate new marketing initiatives through an ever-changing, layered media mix that reaches guests with emerging, predictive media (streaming video and audio, digital, social and podcasts), traditional media (TV, radio, print and out of home) and earned media (public relations, influencers and social buzz), with the intent to increase brand awareness. Our media mix, creative messaging and social engagement have resulted in strong ad completion and response rates, trackable year-over-year revenue growth and top quadrant community size, net sentiment and brand passion scores across social platforms. We will continue to harness word of mouth and e-mail marketing and grow our social media fan base through social engagement, unique promotions and rich content that reward loyalty and increase guest engagement with our brand. In addition, we intend to launch a curated loyalty program in 2023.

•

Remodel Select Restaurants. We will continue to opportunistically remodel our restaurants to enhance the guest experience, highlight our brand attributes and encourage guest trial and frequency. We also believe there are opportunities to optimize revenue and restaurant capacity through patio enclosures, bar expansions, seating additions and innovation platforms to maximize sales per square foot.

Improve Margins by Leveraging Our Infrastructure and Investments in Human Capital

To better support our future growth and improve our operations and management team, we have invested in and fine-tuned our SG&A cost structure. We created new management positions in key functional areas to drive future growth initiatives including new restaurant site selection and analysis, new restaurant design, group dining, product innovation, procurement, international franchise development and in-restaurant employee training. We concurrently promoted several of our top performing managers to elevated positions in the organization. In addition, we have repurposed costs and implemented initiatives in our restaurants to improve quality, labor productivity and lower waste, which are designed to further enhance restaurant profitability and the guest experience. We have made substantial investments in our IT systems, which we expect to drive operational efficiency and greater margins through the use of labor productivity and training tools and improved guest frequency through the development of our loyalty and media platforms. We believe that improving our restaurant contribution and Adjusted EBITDA margins through both IT and restaurant infrastructure as well as human capital investments is a key driver of our future profitability growth, and these investments will drive operating leverage as our revenue grows.

Our Sponsor

Rhône, established in 1996, is a global private equity firm with a focus on investing in high-quality, industry-leading businesses with significant opportunities for value creation through transformative improvement and international expansion. Rhône operates across its London, New York and Madrid offices. Rhône has invested in a diversified portfolio of companies including investments in the business services, branded consumer, and industrial sectors.

As of the date of this prospectus, the Rhône Funds own approximately             % of our common stock. Upon completion of this offering and assuming no exercise of the underwriters’ option to purchase additional shares, the Rhône Funds will continue to beneficially own approximately             % of our outstanding common stock (or             % if the underwriters’ option to purchase additional shares is exercised in full). As a result, the Rhône Funds will have the ability to determine all matters requiring approval by our stockholders. Additionally, we expect to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange (“NYSE”), on which we have applied for our shares to be listed. See “Risk Factors—Risks Related to this Offering, Ownership of Our Common Stock and Our Governance Structure—We will be a “controlled company” within the meaning of NYSE rules and, as a result, will be exempt from certain corporate governance requirements.

Rhône engages in a range of investing activities, including investments in restaurants and other consumer-related companies that could directly or indirectly compete with us. In the ordinary course of its business activities, Rhône may engage in activities where its interests conflict with our interests or those of our stockholders. See “Risk Factors—The Rhône Funds have a substantial ownership interest in our common stock. Conflicts of interest may arise because some of our directors are principals of Rhône.”

Our Corporate Information

Fogo Hospitality, Inc. was incorporated as a Delaware corporation as Prime Cut Parent Holdings Inc. on February 16, 2018. On September 13, 2021 we changed our corporate name from Prime Cut Parent Holdings Inc. to Fogo Hospitality, Inc. Our principal executive offices are located at 14850 Quorum Drive, Suite 500, Dallas, TX 75254. Our telephone number is (972) 960-9533. The address of our website is www.fogo.com. The information contained on, or accessible through, our website is not incorporated in, and shall not be part of, this prospectus.

Our corporate structure, reflecting the completion of this offering (assuming the underwriters’ option to purchase additional shares is not exercised), is set out in the following simplified organizational chart, which shows the economic and voting power of the Rhône Funds, public stockholders, our directors and management after this offering. Upon completion of this offering, the Rhône Funds will continue to hold capital stock representing a majority of our outstanding voting power and we will be a “controlled company” within the meaning of NYSE corporate governance standards. The Rhône Funds will have the ability to determine all matters requiring approval by stockholders.

Use of Proceeds and Subsequent Expected Refinancing Transaction

As of April 2, 2023, we had $357.1 million aggregate principal amount of outstanding debt, consisting of approximately $310.4 million of original term loans (the “Original Term Loans”) and $33.5 million of refinancing term loans (the “Refinancing Term Loan” and, together with the Original Term Loan, the “Term Loans”) under our senior secured credit agreement between Fogo de Chão, Inc. and certain of our other subsidiaries and a syndicate of lenders and Credit Suisse Loan Funding LLC and Wells Fargo Securities, LLC (as subsequently amended from time to time, the “2018 Credit Agreement”) in connection with the Rhône Acquisition (the “2018 Credit Facility”), $11.1 million drawn on the Woodforest Bank Loan, as described further under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Woodforest Bank Loan” and $2.1 million in promissory notes. On March 3, 2023, we incurred the $33.5 million Refinancing Term Loan, the proceeds of which were applied to repay in full the incremental term loans under the 2018 Credit Agreement, as described further under “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Liquidity and Capital Resources —2018 Credit Facility”. As of April 2, 2023, we had $4.8 million in letters of credit outstanding, resulting in a total of $35.2 million of available borrowing capacity under our revolving credit facility available with Credit Suisse Funding LLC and Wells Fargo Securities, LLC. On March 16, 2023, we borrowed $34.5 million on our revolving credit facility; this was repaid on March 30, 2023.

Following completion of our initial public offering, we intend to repay in full and terminate our existing 2018 Credit Facility and enter into a new $             million credit facility consisting of $             million of senior secured term loans and a $             million revolving credit facility (the “New Credit Facility”). The amount, maturity, interest rates and other terms of the New Credit Facility are subject to continuing negotiations with prospective lenders. We expect the new term loans will have a maturity of seven years and that the revolving credit facility will have a maturity of five years from the effective date of the New Credit Facility. We expect that the New Credit Facility will contain customary covenants applicable to us and certain of our subsidiaries, including a springing financial maintenance covenant requiring us to maintain a maximum First Lien Net Leverage Ratio (as will be defined in the New Credit Facility) if usage of the revolving credit facility exceeds a certain level as of the end of any four fiscal quarter period. Borrowings under the New Credit Facility may vary significantly from time to time depending on our cash needs at any given time. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Facility.”

In addition, we have not yet obtained binding commitments for the New Credit Facility. If we are unable to obtain binding commitments for the New Credit Facility on acceptable terms or at all, our 2018 Credit Facility will remain outstanding after this offering and we expect to apply the net proceeds from the offering of approximately $                , based on the midpoint of the price range on the cover of this prospectus, to partially repay the 2018 Credit Facility. We cannot assure you that after this offering we will obtain binding commitments for the New Credit Facility sufficient to refinance in full and terminate the 2018 Credit Facility. For more information, see “Risk Factors—Risks Related to our Indebtedness—We cannot assure you that we will be able to obtain the New Credit Facility to refinance the indebtedness under the 2018 Credit Facility, or that we will be able to refinance the indebtedness we will incur under the New Credit Facility.”

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•

being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements on the effectiveness of our internal controls over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis);

•	reduced disclosure obligations regarding executive compensation arrangements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may use these provisions for so long as we remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. We have elected to use this extended transition period under the JOBS Act until such time the Company is no longer considered to be an emerging growth company.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The Offering

Issuer	Fogo Hospitality, Inc.

Common stock offered by Fogo Hospitality, Inc.	shares.

Option to purchase additional shares	The selling stockholder has granted the underwriters an option for a period of 30 days to purchase up to additional shares of common stock from the selling stockholder. We will not receive any proceeds from the sale of shares by the selling stockholder.

Common stock outstanding immediately after this offering	shares.

Principal stockholders	Upon completion of this offering, the Rhône Funds will continue to beneficially own a controlling interest in us. As a result, we intend to avail ourselves of the controlled company exemption under NYSE corporate governance standards. See “Management—Board Composition.”

Voting rights	Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Dividend policy	Following the offering, we intend to retain all of our earnings for the foreseeable future to fund the operation and growth of our business and to repay indebtedness, and therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare and pay cash dividends will be at the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, liquidity, contractual restrictions, general business conditions and such other factors as our board of directors deems relevant. In addition, our 2018 Credit Facility restricts, and our New Credit Facility will restrict, our ability to pay dividends. For additional information, see “Dividend Policy.”

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, assuming an initial public offering price of $ per share of common stock, the midpoint of the price range on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to repay obligations under the 2018 Credit Facility and, together with borrowings under our New Credit Facility that we intend to enter into after this offering, to fully repay the outstanding indebtedness under our 2018 Credit Facility and to pay fees and expenses related to our initial public offering, the entry into the New Credit Facility and the repayment in full and termination of our 2018 Credit Facility. See “Use of Proceeds” and “Risk Factors—Risks Related to our Indebtedness—

We cannot assure you that we will be able to obtain the New Credit Facility to refinance the indebtedness under the 2018 Credit Facility, or that we will be able to refinance the indebtedness we will incur under the New Credit Facility.”

We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholder pursuant to any exercise of the underwriters’ option to purchase additional shares. The selling stockholder will receive all of the net proceeds and bear the underwriting discount, if any, attributable to its sale of our common stock. We will pay certain expenses associated with this offering. See “Use of Proceeds” and “Principal and Selling Stockholder.”

Conflicts of Interest	A portion of the proceeds from this offering, together with borrowings under our New Credit Facility upon the closing thereof, will be used to repay the outstanding indebtedness under our 2018 Credit Facility. Because affiliates of Credit Suisse Securities (USA) LLC are lenders under our 2018 Credit Facility and each will receive 5% or more of the net proceeds of this offering, Credit Suisse Securities (USA) LLC is deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA. As a result, this offering will be conducted in accordance with FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of FINRA Rule 5121. See “Use of Proceeds” and “Underwriting (Conflicts of Interest).”

Risk factors	Investment in our common stock involves substantial risks. Please read this prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus before deciding to invest in our common stock.

Expected NYSE symbol	FOGO

The number of shares of our common stock to be issued and outstanding after the completion of this offering is based on 1,000 shares of our common stock issued and outstanding as of                                         , 2023. Unless otherwise indicated, information in this prospectus:

•	assumes an initial public offering price of $ per share of common stock, the midpoint of the price range on the cover of this prospectus;

•	reflect the consummation of the stock split to be effected upon the closing of the offering pursuant to which each share held will be reclassified into shares;

•	assumes no exercise by the underwriters of their option to purchase up to an additional shares of our common stock; and

•	does not reflect an additional shares of our common stock reserved for future grant under our 2023 Plan (as defined herein) which we expect to adopt in connection with this offering.

Summary Consolidated Financial and Other Information

The following tables present summary consolidated financial information of the Company as of April 2, 2023, for the 13 weeks ended April 2, 2023 and April 3, 2022, and for the fiscal years ended January 1, 2023, January 2, 2022, January 3, 2021 and December 29, 2019.

The summary historical consolidated financial statements and cash flow data for the fiscal years ended January 1, 2023, January 2, 2022, January 3, 2021 and December 29, 2019 have been derived from our audited consolidated financial statements. The summary historical financial statements and cash flow data for the 13 weeks ended April 2, 2023 and April 3, 2022 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Historical amounts do not give effect to the consummation of the stock split to be effected upon the closing of this offering. Historical results for any prior period are not necessarily indicative of results that may be expected in any future period, and results for any interim period are not necessarily indicative of results that may be expected for the entire year. The data set forth in the following tables should be read together with the sections of this prospectus entitled “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and in our consolidated financial statements and related notes to those statements included elsewhere in this prospectus.

	13 Weeks Ended		Fiscal Year Ended
	April 2, 2023	April 3, 2022	January 1, 2023	January 2, 2022	January 3, 2021	December 29, 2019
(in thousands)
Consolidated Statements of Operations:
Revenue
U.S. restaurants	143,140	$116,195	$511,740	$415,474	$194,357	$320,238
Brazil restaurants	9,272	5,608	34,091	15,081	10,467	29,648

Total revenue	152,412	121,803	545,831	430,555	204,824	349,886

Restaurant operating costs (excluding depreciation and amortization)
Food and beverage	44,173	36,567	160,478	115,763	59,933	97,099
Compensation and benefits	39,713	29,970	132,914	104,466	64,234	83,546
Occupancy and other	27,243	24,240	101,155	79,869	60,549	71,011

Total restaurant operating costs (excluding depreciation and amortization)	111,129	90,777	394,547	300,098	184,716	251,656

Marketing and advertising	4,003	3,156	17,099	16,736	7,180	10,065
General and administrative	10,211	7,571	31,149	27,243	23,078	25,675
Pre-opening costs	2,722	1,020	9,822	4,929	1,146	3,478
Impairment charge	—	—	—	—	10,566	448
Loss on extinguishment of debt	1,106	—	—	—	—	—
Depreciation and amortization	7,802	6,489	30,214	24,699	25,127	24,620
Gain on sale of Mexico JV	—	—	—	—	(1,023)	—
Other operating (income) expense, net	65	(135)	(444)	120	2,402	(120)

Total operating costs	137,038	108,878	482,387	373,825	253,192	315,822

Income (loss) from operations	15,374	12,925	63,444	56,730	(48,368)	34,064
Other income (expense):
Interest expense, net of capitalized interest	(8,894)	(5,834)	(26,781)	(26,904)	(26,312)	(23,768)
Interest income	123	53	169	92	61	95
Other income (expense)	(67)	(480)	(789)	(491)	(88)	(126)

Total other income (expense)	(8,838)	(6,261)	(27,401)	(27,303)	(26,339)	(23,799)

	13 Weeks Ended		Fiscal Year Ended
	April 2, 2023	April 3, 2022	January 1, 2023	January 2, 2022	January 3, 2021	December 29, 2019
(in thousands)
Consolidated Statements of Operations:
Income (loss) before income taxes	6,536	6,664	36,043	29,427	(74,707)	10,265
Income tax expense (benefit)	1,142	876	5,704	7,174	(16,970)	1,626

Net income (loss)	5,394	5,788	30,339	22,253	(57,737)	8,639
Less: Net income (loss) attributable to noncontrolling interest	—	—	—	—	(693)	(987)

Net income (loss) attributable to Fogo Hospitality, Inc.	$5,394	$5,788	$30,339	$22,253	$(57,044)	$9,626

(in thousands)	As of April 2, 2023
Consolidated Balance Sheet:	Actual	Pro Forma
Cash and cash equivalents	$29,722
Total assets	850,034
Working capital	45,279
Total liabilities	644,412
Total liabilities and shareholder’s equity	850,034

(in thousands)	13 Weeks Ended		Fiscal Year Ended
Consolidated Statement of Cash Flows:	April 2, 2023	April 3, 2022	January 1, 2023	January 2, 2022	January 3, 2021	December 29, 2019
Net cash provided by (used in)
Operating activities	$4,019	$(1,364)	$70,438	$75,036	$(28,033)	$43,600
Investing activities	(14,436)	(10,524)	(53,188)	(29,446)	(6,788)	(30,682)
Financing activities	(752)	(150)	(29,852)	(11,200)	40,246	(12,523)
Effect of foreign exchange	167	466	212	(240)	(456)	(12)

Net increase (decrease) in cash	(11,002)	$(11,572)	$(12,390)	$34,150	$4,969	$383

The following tables set forth a variety of performance indicators and non-GAAP financial measures that we use to assess the performance of our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Performance Indicators,” and for more information about performance indicators presented herein, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for information regarding our non-GAAP financial measures and reconciliations to the most comparable GAAP measures.

	13 Weeks Ended		Fiscal Year Ended
	April 2, 2023	April 3, 2022	January 1, 2023	January 2, 2022	January 3, 2021	December 29, 2019
New Restaurant Openings
Company-operated	3	—	9	6	—	3
Franchised	—	1	2	1	1	2
Total net new restaurant openings	3	1	11	7	1	5
U.S. Average unit volume (AUV) ($ in millions)	$10.5	$10.1	$10.2	$9.4	$4.4	$7.7
Same store sales(1)	12.0%	40.7%	14.0%	113.5%	(41.9%)	2.6%
Traffic growth	9.5%	36.3%	9.8%	98.2%	(43.4%)	0.3%
Income (loss) from operations	$15,374	$12,925	$63,444	$56,730	$(48,368)	$34,064
Operating margin	10.1%	10.6%	11.6%	13.2%	(23.6%)	9.7%
Restaurant contribution ($ in thousands)(2)	$41,283	$31,026	$151,284	$130,457	$20,108	$98,230
Restaurant contribution margin(2)	27.1%	25.5%	27.7%	30.3%	9.8%	28.1%
Net income (loss) attributable to Fogo Hospitality, Inc.	$5,394	$5,788	$30,339	$22,253	$(57,044)	$9,626
Net income (loss) attributable to Fogo Hospitality, Inc. margin	3.5%	4.8%	5.6%	5.2%	(27.9%)	2.8%
Adjusted EBITDA ($ in thousands)(3)	$26,637	$20,254	$98,294	$85,950	$(9,153)	$64,197
Adjusted EBITDA margin(3)	17.5%	16.6%	18.0%	20.0%	(4.5%)	18.3%

(1)

For purposes of calculating same store sales, we consider a restaurant to be comparable during the first full fiscal quarter following 18 full months of operation. We adjust the sales included in the same store sales calculation for restaurant closures, primarily as a result of remodels and restaurant closures in connection with the COVID-19 pandemic, so that the periods will be comparable. A restaurant is considered a closure and excluded from comparable restaurant sales when it is closed for operations for four consecutive days. Same store sales growth reflects the change in year-over-year sales for the comparable restaurant base.

(2)

Restaurant contribution, a non-GAAP financial measure, is equal to revenue generated by our restaurant sales less direct restaurant operating costs (which include food and beverage costs, compensation and benefit costs, and occupancy and certain other operating costs but exclude depreciation and amortization expense, pre-opening expense and marketing and advertising expenses). This non-GAAP financial measure includes only the costs that restaurant-level managers can directly control and excludes other operating costs that are essential to conduct the Company’s business. Depreciation and amortization expense is excluded because it is not an operating cost that can be directly controlled by restaurant-level managers. Pre-opening expenses are excluded because we believe such costs do not reflect ordinary course operating expenses of our restaurants. Marketing and advertising expenses are excluded because restaurant-level managers do not control these expenses. Restaurant contribution margin is equal to restaurant contribution as a percentage of revenue from restaurant sales. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Restaurant Contribution and Restaurant Contribution Margin” for a discussion of restaurant contribution and a description of its limitations as an analytical tool.

(3)

Adjusted EBITDA, a non-GAAP financial measure, is defined as net income before interest, taxes and depreciation and amortization plus the sum of certain operating and non-operating expenses, equity-based compensation costs, management and consulting fees, impairment and restructuring costs, acquisition costs, and other non-cash and similar adjustments. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue. By monitoring and controlling our Adjusted EBITDA and Adjusted EBITDA margin, we can gauge the overall profitability of our company. Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. Adjusted EBITDA and Adjusted EBITDA margin are not measurements of our financial performance under GAAP and should not be considered as an alternative to net income (loss), operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. In addition, in evaluating Adjusted EBITDA and Adjusted EBITDA margin, you should be aware that in the future we will incur expenses or charges such as those added back to calculate Adjusted EBITDA. Our presentation of Adjusted EBITDA and Adjusted EBITDA margin should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Adjusted EBITDA and Adjusted EBITDA Margin” for a discussion of the Adjusted EBITDA and a description of its limitations as an analytical tool and reconciliations to the most relevant GAAP measure.

The following table sets forth the reconciliation of income (loss) from operations to restaurant contribution for the unaudited 13 weeks ended April 2, 2023 and April 3, 2022 and the fiscal years ended January 1, 2023, January 2, 2022, January 3, 2021, December 29, 2019, December 30, 2018 and December 31, 2017, respectively (in thousands):

	13 Weeks Ended		Fiscal Year Ended
	April 2, 2023	April 3, 2022	January 1, 2023	January 2, 2022	January 3, 2021	December 29, 2019	December 30, 2018	December 31, 2017
Income (loss) from operations	$15,374	$12,925	$63,444	$56,730	$(48,368)	$34,064	$1,479	$29,484

Marketing and advertising	4,003	3,156	17,099	16,736	7,180	10,065	8,894	8,069
General and administrative	10,211	7,571	31,149	27,243	23,078	25,675	48,959	23,321
Pre-opening costs	2,722	1,020	9,822	4,929	1,146	3,478	2,414	3,773
Impairment charge	—	—	—	—	10,566	448	—	4,188
Loss on extinguishment of debt	1,106	—	—	—	—	—	—	—
Depreciation and amortization	7,802	6,489	30,214	24,699	25,127	24,620	22,861	19,037
Gain on sale of Mexican JV	—	—	—	—	(1,023)	—	—
Other operating (income) expense, net	65	(135)	(444)	120	2,402	(120)	6,602	330

Total restaurant contribution	$41,283	$31,026	$151,284	$130,457	$20,108	$98,230	$91,209	$88,202

Operating Margin	10.1%	10.6%	11.6%	13.2%	(23.6%)	9.7%	0.4%	9.4%
Restaurant Contribution Margin	27.1%	25.5%	27.7%	30.3%	9.8%	28.1%	27.5%	28.1%

The following table summarizes restaurant contribution by segment and restaurant contribution margin by segment for the unaudited 13 weeks ended April 2, 2023 and April 3, 2022, respectively (in thousands):

	13 Weeks Ended
	April 2, 2023		April 3, 2022		Increase/(Decrease)
	Dollars	% (a)	Dollars	% (a)	Dollars	% (b)	% (c)
Revenue
U.S. restaurants(d)	$143,140	93.9%	$116,195	95.4%	26,945	23.2%	(1.5%)
Brazil restaurants	9,272	6.1%	5,608	4.6%	3,664	65.3%	1.5%

Total revenue	152,412	100.0%	121,803	100.0%	30,609	25.1%	0.0%

Restaurant operating costs (excluding depreciation and amortization):
U.S.	104,514	73.0%	86,142	74.1%	18,372	21.3%	(1.1)%
Brazil	6,615	71.3%	4,635	82.6%	1,980	42.7%	(11.3)%

Total restaurant operating costs (excluding depreciation and amortization)	111,129	72.9%	90,777	74.5%	20,352	22.4%	(1.6)%

Restaurant contribution
U.S.	38,626	27.0%	30,053	25.9%	8,573	28.5%	1.1%
Brazil	2,657	28.7%	973	17.4%	1,684	173.1%	11.3%

Total restaurant contribution	$41,283	27.1%	$31,026	25.5%	10,257	33.1%	1.6%

(a)	Calculated as a percentage of total revenue or segment revenue where applicable.
(b)	Calculated percentage increase / (decrease) in dollars.
(c)	Calculated increase / (decrease) in percentage of total revenue or segment revenue where applicable.
(d)

U.S. restaurant contribution includes other revenue, which is comprised of gift card breakage revenue of $0.0 million for both the 13 weeks ended April 2, 2023 and the 13 weeks ended April 3, 2022, and franchised operations revenue of $0.4 million and $0.2 million for the 13 weeks ended April 2, 2023 and the 13 weeks ended April 3, 2022, respectively.

The following table sets forth the reconciliation of net income attributable to Fogo Hospitality, Inc. to Adjusted EBITDA for the unaudited 13 weeks ended April 2, 2023 and April 3, 2022 and the fiscal years ended January 1, 2023, January 2, 2022, January 3, 2021, December 29, 2019, December 30, 2018 and December 31, 2017, respectively (in thousands):

	13 Weeks Ended		Fiscal Year Ended
	April 2, 2023	April 3, 2022	January 1, 2023	January 2, 2022	January 3, 2021	December 29, 2019	December 30, 2018	December 31, 2017
Net income attributable to Fogo Hospitality, Inc.	$5,394	$5,788	$30,339	$22,253	$(57,044)	$9,626	$(14,891)	$28,789
Depreciation and amortization	7,802	6,489	30,214	24,699	25,127	24,620	22,861	19,037
Interest expense, net	8,894	5,834	26,781	26,904	26,312	23,768	19,662	4,984
Interest income	(123)	(53)	(169)	(92)	(61)	(95)	(692)	(2,386)
Income tax expense (benefit)	1,142	876	5,704	7,174	(16,970)	1,626	(3,090)	(1,470)
Noncontrolling interest (a)	—	—	—	—	(659)	(356)	(259)	(447)

EBITDA	$23,109	$18,934	$92,869	$80,938	$(23,295)	$59,189	$23,591	$48,507
Non-cash adjustments (b)	368	703	2,248	1,439	1,557	1,584	1,817	923
Management and consulting fees	250	—	1,000	1,000	1,000	1,000	739	—
Impairment charge	—	250	—	—	10,566	448	2,480	4,188
Loss on extinguishment of debt	1,106	—	—	—	—	—	—	—
Non-recurring expenses (c)	1,804	367	2,177	2,573	1,127	2,156	30,681	502
Share-based compensation	—	—	—	—	—	—	1,570	565
Secondary offering costs	—	—	—	—	—	—	—	715
Corporate office relocation	—	—	—	—	—	—	12	525
Noncontrolling interest (d)	—	—	—	—	(108)	(180)	(84)	—

Adjusted EBITDA	$26,637	$20,254	$98,294	$85,950	$(9,153)	$64,197	$60,806	$55,925

(a)	Consists of the amounts of depreciation and amortization expense, interest expense and income tax expense (benefit) attributable to the noncontrolling interest.
(b)	Consists of the non-cash portion of straight-line rent expense and loss on disposal of fixed assets.
(c)

For the 13 weeks ended April 2, 2023, this amount primarily consists of fees related to the initial public offering, costs related to specific litigation and settlements, and a one-time bonus. For the 13 weeks ended April 3, 2022, this amount primarily consists of fees related to the initial public offering, expenses related to our corporate office relocation, and costs related to specific litigation and settlements. For fiscal year ended January 1, 2023, this amount consists of $1.5 million in professional and legal fees related to specific litigation, settlement and transaction costs, $0.3 million in costs related to the initial public offering, $0.2 million in one-time lender fees, and $0.1 million in one-time insurance premium payments. For fiscal year ended January 2, 2022, this amount consists of $1 million in legal/professional fees related to specific litigation, settlement and transaction costs, $0.7 million in costs related to the initial public offering, $0.1 million related to the Company’s corporate office relocation and $0.3 million in a one-time retention bonus. For fiscal year ended January 3, 2021, this amount primarily consists of $0.3 million in severance pay and $0.6 million in specific litigation and settlement costs and consulting fees. For the fiscal year ended December 29, 2019, amount includes $0.6 million in incremental tax consulting fees related to the Rhône Acquisition, $0.4 million of professional fees, $0.3 million executive employment search fees, and $0.3 million in accounting department restructuring costs.

(d)	Consists of the amount of non-cash adjustments, impairment charges, and non-recurring expenses attributable to the noncontrolling interest.

The following tables present our unaudited quarterly results of operations for the fiscal quarter ended April 2, 2023 and each of the four fiscal quarters in the periods ended January 1, 2023, January 2, 2022, January 3, 2021 and December 29, 2019. You should read the following tables in conjunction with our audited and unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus. We have prepared the unaudited financial information on a basis consistent with our audited consolidated financial statements and have included all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary to fairly present our operating results for the quarters presented. Our historical unaudited quarterly results of operations are not necessarily indicative of results for any future quarter or for a full year.

Our quarterly results of operations have historically varied due to a variety of factors, including the COVID-19 pandemic, timing of new restaurant openings and related expenses, profitability of new restaurants, weather, increases or decreases in comparable restaurant sales, foreign exchange fluctuations, general economic conditions, consumer confidence in the economy, changes in consumer preferences, competitive factors, changes in food costs, changes in labor costs and rising gas prices. In the past, we have experienced significant variability in restaurant pre-opening costs from quarter to quarter primarily due to the timing of restaurant openings. Accordingly, the number and timing of new restaurant openings in any quarter has had, and is expected to continue to have, a significant impact on quarterly restaurant pre-opening costs, labor and direct operating and occupancy costs. As such, we believe that comparisons of our quarterly results of operations should not be unduly relied upon as an indication of our future performance.

Unaudited Quarterly Statements of Operations

	Fiscal 2023 Quarter Ended	Fiscal 2022 Quarter Ended				Fiscal 2021 Quarter Ended				Fiscal 2020 Quarter Ended				Fiscal 2019 Quarter Ended
(in thousands)	April 2, 2023	January 1, 2023	October 2, 2022	July 3, 2022	April 3, 2022	January 2	October 3	July 4	April 4	January 3	September 27	June 28	March 29	December 29	September 29	June 30	March 31
Revenue	$152,412	$163,834	$122,038	$138,156	$121,803	$134,956	$106,395	$110,898	$78,306	$66,838	$49,504	$12,361	$76,121	$98,602	$79,235	$84,594	$87,455
Restaurant operating costs (excluding depreciation and amortization):
Food and beverage	44,173	47,566	36,095	40,250	36,567	36,343	28,712	28,926	21,782	19,565	14,326	4,747	21,295	26,348	22,283	24,042	24,426
Compensation and benefits	39,713	38,861	31,633	32,450	29,970	30,023	27,443	26,180	20,820	18,187	15,552	9,064	21,431	22,275	20,732	19,957	20,582
Occupancy and other	27,243	28,083	24,917	23,915	24,240	23,165	20,202	19,662	16,840	16,740	13,759	12,155	17,895	19,185	17,411	17,317	17,098

Total restaurant operating costs (excluding depreciation and amortization)	111,129	114,510	92,645	96,615	90,777	89,531	76,357	74,768	59,442	54,492	43,637	25,966	60,621	67,808	60,426	61,316	62,106
Marketing and advertising	4,003	4,848	4,230	4,865	3,156	4,844	4,580	4,759	2,553	3,301	1,045	398	2,436	2,639	1,922	2,921	2,583
General and administrative	10,211	7,904	8,112	7,562	7,571	8,284	7,317	6,494	5,148	6,136	4,988	5,278	6,676	7,139	5,847	6,083	6,606
Pre-opening costs	2,722	3,040	3,189	2,573	1,020	2,098	1,398	630	803	163	231	252	500	1,397	1,215	637	229
Impairment charge	—	—	—	—	—	—	—	—	—	10,163	403	—	—	448	—	—	—
Loss on extinguishment of debt	1,106	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Depreciation and amortization	7,802	10,907	6,153	6,665	6,489	6,265	6,169	6,125	6,140	6,589	6,079	6,116	6,343	6,378	6,216	5,999	6,027
Gain on sale of Mexican JV	—	—	—	—	—	—	—	—	—	(1,023)	—	—	—	—	—	—	—
Other operating (income) expenses, net	65	(257)	(103)	51	(135)	259	(29)	(396)	286	314	1,280	359	449	217	(113)	(163)	(61)

Total operating costs	137,038	140,952	114,226	118,331	108,878	111,281	95,792	92,380	74,372	80,135	57,663	38,369	77,025	86,026	75,513	76,793	77,490
Income (loss) from operations	15,374	22,882	7,812	19,825	12,925	23,675	10,603	18,518	3,934	(13,297)	(8,159)	(26,008)	(904)	12,576	3,722	7,801	9,965
Other income (expense)
Interest expense, net	(8,894)	(8,123)	(6,888)	(5,936)	(5,834)	(5,829)	(6,938)	(7,146)	(6,991)	(7,583)	(6,690)	(6,301)	(5,738)	(5,690)	(5,872)	(6,064)	(6,142)
Interest income	123	57	20	39	53	31	30	22	9	20	15	14	12	12	18	24	41
Other income (expense), net	(67)	(105)	(15)	(189)	(480)	(311)	(154)	(35)	9	(50)	103	(9)	(132)	(55)	(29)	(21)	(21)

Total other income (expense), net	(8,838)	(8,171)	(6,883)		(6,261)	(6,109)	(7,062)	(7,159)	(6,973)	(7,613)	(6,572)	(6,296)	(5,858)	(5,733)	(5,883)	(6,061)	(6,122)
Income (loss) before income taxes	6,536	14,711	929	13,739	6,664	17,566	3,541	11,359	(3,039)	(20,910)	(14,731)	(32,304)	(6,762)	6,843	(2,161)	1,740	3,843
Income tax expense (benefit)	1,142	2,238	(316)	2,906	876	4,875	645	1,566	88	(2,606)	(4,134)	(8,346)	(1,884)	661	278	219	468

Net income (loss)	$5,394	$12,473	$1,245	$10,833	$5,788	$12,691	$2,896	$9,793	$(3,127)	$(18,304)	$(10,597)	$(23,958)	$(4,878)	$6,182	$(2,439)	$1,521	$3,375
Less: Net income (loss) attributable to noncontrolling interest	—	—	—	—	—	—	—	—	—	781	(757)	(228)	(489)	87	(333)	(394)	(347)

Net income (loss) attributable to Fogo Hospitality, Inc.	$5,394	$12,473	$1,245	$10,833	$5,788	$12,691	$2,896	$9,793	$(3,127)	$(19,085)	$(9,840)	$(23,730)	$(4,389)	$6,095	$(2,106)	$1,915	$3,722

The following table sets forth the reconciliation of income (loss) from operations to total restaurant contribution for the fiscal quarter ended April 2, 2023 and for each of the four fiscal quarters in the periods ended January 1, 2023, January 2, 2022, January 3, 2021 and December 29, 2019 (in thousands):

	Fiscal 2023 Quarter Ended	Fiscal 2022 Quarter Ended				Fiscal 2021 Quarter Ended				Fiscal 2020 Quarter Ended				Fiscal 2019 Quarter Ended
	April 2, 2023	January 1, 2023	October 2, 2022	July 3, 2022	April 3, 2022	January 2	October 3	July 4	April 4	January 3	September 27	June 28	March 29	December 29	September 29	June 30	March 31
Income (loss) from operations	$15,374	$22,882	$7,812	$19,825	$12,925	$23,675	$10,603	$18,518	$3,934	$(13,297)	$(8,159)	$(26,008)	$(904)	$12,576	$3,722	$7,801	$9,965
Marketing and advertising	4,003	4,848	4,230	4,865	3,156	4,844	4,580	4,759	2,553	3,301	1,045	398	2,436	2,639	1,922	2,921	2,583
General and administrative	10,211	7,904	8,112	7,562	7,571	8,284	7,317	6,494	5,148	6,136	4,988	5,278	6,676	7,139	5,847	6,083	6,606
Pre-opening costs	2,722	3,040	3,189	2,573	1,020	2,098	1,398	630	803	163	231	252	500	1,397	1,215	637	229
Impairment charge	—	—	—	—	—	—	—	—	—	10,163	403	—	—	448	—	—	—
Loss on extinguishment of debt	1,106	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Depreciation and amortization	7,802	10,907	6,153	6,665	6,489	6,265	6,169	6,125	6,140	6,589	6,079	6,116	6,343	6,378	6,216	5,999	6,027
Gain on sale of Mexican JV	—	—	—	—	—	—	—	—	—	(1,023)	—	—	—	—	—	—	—
Other operating (income) expenses, net	65	(257)	(103)	51	(135)	259	(29)	(396)	286	314	1,280	359	449	217	(113)	(163)	(61)

Total restaurant contribution	$41,283	$49,324	$29,393	$41,541	$31,026	$45,425	$30,038	$36,130	$18,864	$12,346	$5,867	$(13,605)	$15,500	$30,794	$18,809	$23,278	$25,349

The following table summarizes restaurant contribution for the fiscal quarter ended April 2, 2023 and for each of the four fiscal quarters in the periods ended January 1, 2023, January 2, 2022, January 3, 2021 and December 29, 2019 (in thousands):

	Fiscal 2023 Quarter Ended	Fiscal 2022 Quarter Ended				Fiscal 2021 Quarter Ended				Fiscal 2020 Quarter Ended				Fiscal 2019 Quarter Ended
	April 2, 2023	January 1, 2023	October 2, 2022	July 3, 2022	April 3, 2022	January 2	October 3	July 4	April 4	January 3	September 27	June 28	March 29	December 29	September 29	June 30	March 31
Revenue	$152,312	$163,834	$122,038	$138,156	$121,803	$134,956	$106,395	$110,898	$78,306	$66,838	$49,504	$12,361	$76,121	$98,602	$79,235	$84,594	$87,455
Total restaurant operating costs (excluding depreciation and amortization)	111,129	114,510	92,645	96,615	90,777	89,531	76,357	74,768	59,442	54,492	43,637	25,966	60,621	67,808	60,426	61,316	62,106

Restaurant contribution	$41,283	$49,324	$29,393	$41,541	$31,026	$45,425	$30,038	$36,130	$18,864	$12,346	$5,867	$(13,605)	$15,500	$30,794	$18,809	$23,278	$25,349

Restaurant contribution margin	27.1%	30.1%	24.1%	30.1%	25.5%	33.7%	28.2%	32.6%	24.1%	18.5%	11.9%	(110.1)%	20.4%	31.2%	23.7%	27.5%	29.0%

The following table provides a reconciliation of net income attributable to Fogo Hospitality, Inc. to Adjusted EBITDA for the fiscal quarter ended April 2, 2023 and for each of the four fiscal quarters in the periods ended January 1, 2023, January 2, 2022, January 3, 2021 and December 29, 2019 (in thousands):

	Fiscal 2023 Quarter Ended	Fiscal 2022 Quarter Ended				Fiscal 2021 Quarter Ended				Fiscal 2020 Quarter Ended				Fiscal 2019 Quarter Ended
	April 2, 2023	January 1, 2023	October 2, 2022	July 3, 2022	April 3, 2022	January 2	October 3	July 4	April 4	January 3	September 27	June 28	March 29	December 29	September 29	June 30	March 31
Net income attributable to Fogo Hospitality, Inc.	$5,394	$12,473	$1,245	$10,833	$5,788	$12,691	$2,896	$9,793	$(3,127)	$(19,085)	$(9,840)	$(23,730)	$(4,389)	$6,095	$(2,106)	$1,915	$3,722
Depreciation and amortization	7,802	10,907	6,153	6,665	6,489	6,265	6,169	6,125	6,140	6,589	6,079	6,116	6,343	6,378	6,216	5,999	6,027
Interest expense, net	8,894	8,123	6,888	5,936	5,834	5,829	6,938	7,146	6,991	7,583	6,690	6,301	5,738	5,690	5,872	6,064	6,142
Interest income	(123)	57	(20)	(39)	(53)	(31)	(30)	(22)	(9)	(20)	(15)	(14)	(12)	(12)	(18)	(24)	(41)
Income tax expense (benefit)	1,142	2,238	(316)	2,906	876	4,875	645	1,566	88	(2,606)	(4,134)	(8,346)	(1,884)	661	278	219	468
Noncontrolling interest(a)	—	—	—	—	—	—	—	—	—	(155)	(134)	(154)	(216)	63	(165)	(142)	(112)

EBITDA	$23,109	33,684	13,950	26,301	18,934	29,629	16,618	24,608	10,083	(7,694)	(1,354)	(19,827)	5,580	18,875	10,077	14,031	16,206
Non-cash adjustments(b)	368	366	479	700	703	653	214	295	277	429	492	314	322	458	370	375	381
Management and consulting fees	250	250	250	250	250	250	250	250	250	250	250	250	250	250	250	250	250
Impairment charge	—	—	—	—	—	—	—	—	—	10,163	403	—	—	448	—	—	—
Loss on extinguishment of debt	1,106	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-recurring expenses(c)	1,804	874	502	434	367	944	779	605	245	479	192	226	230	809	369	500	478
Noncontrolling interest(d)	—	—	—	—	—	—	—	—	—	(17)	(27)	(30)	(34)	(103)	(30)	(28)	(19)

Adjusted EBITDA	$26,637	$35,174	$15,181	$27,685	$20,254	$31,476	$17,861	$25,758	$10,855	$3,610	$(44)	$(19,067)	$6,348	$20,737	$11,036	$15,128	$17,296

(a)	Consists of the amounts of depreciation and amortization expense, interest expense and income tax expense (benefit) attributable to the noncontrolling interest.
(b)	Consists of the non-cash portion of straight-line rent expense and loss on disposal of fixed assets.
(c)	Consists of severance pay, litigation and settlement costs, consulting fees and restructuring costs.
(d)	Consists of the amount of non-cash adjustments, impairment charges and non-recurring expenses attributable to the noncontrolling interest.

Summary Risk Factors

Investing in our common stock involves substantial risk. The risks described in the section titled “Risk Factors” immediately following this summary may cause us to be unable to successfully execute all or part of our strategy or realize the full benefits of our competitive strengths.

The Company’s business is subject to uncertainties and risks including:

•

As a consumer-based business, certain changes in macroeconomic and societal conditions including an economic slowdown, changing consumer preferences, food safety and foodborne illness concerns as well as outbreaks of flu, viruses or other diseases transmitted by human contact could adversely affect our business, financial position and results of operations.

•	Our long-term growth depends on our ability to successfully identify appropriate sites and open new restaurants in existing and new markets and to operate these restaurants profitably.

•

We rely significantly on certain suppliers. Their failure to provide deliveries or services at the quantity, quality or cost level acceptable to us could harm our business, financial position and results of operations.

•	Our business depends on guest goodwill. If we fail to conduct successful marketing programs and effectively manage our public image, our business will suffer.

•	We are subject to all of the risks associated with leasing space subject to long-term non-cancelable leases.

•

The COVID-19 pandemic and restrictions adopted by governments and measures taken by individual consumers in response to the pandemic have adversely affected, and may continue to adversely affect, our operations and financial results in the future.

•	We face a variety of economic, regulatory and other risks associated with doing business in foreign markets that could have a negative impact on our financial performance.

•

Our business is subject to extensive federal, state, local and foreign beer, liquor and food service regulations including requirements to obtain certain licenses and permits. Our failure to comply with applicable laws could harm our reputation and business and changes in current laws could significantly increase our operational costs.

•	Failure to obtain, maintain, protect and enforce our intellectual property rights could adversely affect the value of our business, including our brand.

•	We rely heavily on information technology, and any material failure, weakness, interruption or breach of security could prevent us from effectively operating our business.

•

A breach of security of confidential or consumer personal information related to our electronic processing of credit and debit card transactions, cybersecurity breaches of confidential or personal information of our guests and team members, threats to our technological systems and increasing privacy compliance requirements could substantially affect our business, reputation and financial results.

•	The amount of money that we have borrowed and may in the future borrow could adversely affect our financial condition and operating activities.

•	Our 2018 Credit Facility imposes, and our New Credit Facility will impose, operating and financial restrictions that may impair our ability to respond to changing business and industry conditions.

•

We cannot assure you that we will be able to obtain the New Credit Facility to refinance the indebtedness under the 2018 Credit Facility, or that we will be able to refinance the indebtedness we will incur under the New Credit Facility.

The Company is subject to general risk factors including:

•	We face significant competition from other restaurant companies, which could adversely affect our business and financial performance and make it difficult to expand in new and existing markets.

•	Our future success depends upon the continued appeal of our restaurant concept and we are vulnerable to changes in consumer preferences.

•	Loss of key management personnel could hurt our business and inhibit our ability to operate and grow successfully.

Your ownership of common stock is subject to risks including:

•	As a “controlled company,” we may rely on exemptions from certain corporate governance requirements required under NYSE corporate governance rules.

•	We are controlled by the Rhône Funds whose interests may conflict with ours or yours.

•	Future sales of our common stock could cause the market price of such shares to fall.

•	The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

•	We do not intend to pay dividends for the foreseeable future, which could reduce your chance of receiving any return on an investment in our common stock.

•

We are an “emerging growth company,” and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

•	As a public company, we are required to establish and maintain effective internal controls pursuant to the Sarbanes-Oxley Act. Failure to do so could adversely affect our business and stock price.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information included in this prospectus before deciding to purchase shares of our common stock. Any of these risks may have a material adverse effect on our business, results of operations, financial condition and prospects. Consequently, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks described below are those known to us and that we currently believe may materially affect us. Additional risks not presently known to us or that we currently consider immaterial may also negatively affect us.

Risks Related to Our Business and Industry

Challenging economic, political and social conditions may have a negative effect on our business and financial results.

Dining at restaurants is a discretionary activity for consumers, and, therefore, we are subject to the effects of any economic conditions on our guests. Our restaurants cater to both business and social guests. Accordingly, our business is susceptible to economic factors that may result in reduced discretionary spending by our guests. We also believe that consumers generally tend to make fewer discretionary expenditures, including for high-end restaurant meals, during periods of actual or perceived negative economic conditions. For example, international, domestic and regional economic conditions, consumer income levels, financial market volatility, social unrest, governmental, political and budget matters and a slow or stagnant pace of economic recovery and growth generally may have a negative effect on consumer confidence and discretionary spending, which the restaurant industry depends upon. Specifically, in response to the initial stages of the COVID-19 pandemic and resulting economic uncertainty, together with other governmental actions in response to the pandemic, consumers significantly reduced discretionary spending and were unable to dine out for a number of months in certain markets in which we operate. In addition, protests, demonstrations, riots, civil disturbance, disobedience, insurrection, or social and other political unrest, such as those seen in 2020 and early 2021, have and may continue to result in restrictions, curfews, or other actions and give rise to significant changes in regional and global economic conditions. If such events or disruptions persist for a prolonged period of time, our overall business and results of operations may be adversely affected.

In addition, it is difficult to predict what impact, if any, changes in federal policy, including tax policies, will have on our industry, the economy as a whole, consumer confidence and discretionary spending. As a result, the nature, timing and impact on our business of potential changes to the current legal and regulatory frameworks are uncertain.

Our historical revenue and AUV may not be indicative of our future financial performance.

Our revenue and AUV have historically been, and will continue to be, affected by, among others, the following factors:

•	our ability to execute effectively our business strategy;

•	the square footage and number of seats in new restaurants, which may vary from existing restaurants;

•	initial sales performance by new restaurants;

•	competition;

•	consumer and demographic trends, and levels of beef and, more generally, protein consumption; and

•	general economic conditions and conditions specific to the restaurant industry.

Existing restaurants may fail to maintain revenue and AUV levels consistent with our historical experience. New restaurants may not reach the historical revenue and AUV levels of our existing restaurants or according to our plans, if at all. New restaurants may negatively affect sales at our existing restaurants. Any decrease in our revenue or AUVs would negatively affect our financial performance, which could cause the price of our common stock to fluctuate substantially.

Our future growth depends on our ability to open new restaurants in existing and new markets and to operate these restaurants profitably.

Our future financial performance will depend on our ability to execute our business strategy—in particular, to open new restaurants on a profitable basis. As of April 2, 2023, we operated 58 restaurants in the U.S. and 8 restaurants in Brazil. In addition, as of April 2, 2023, we had franchised 6 restaurants in Mexico and 2 restaurants in the Middle East. While we plan to open 11-13 company-owned and 3-5 international franchise restaurants in 2023, there is no guarantee that we will be able to increase the number of our restaurants in North America or in international markets. Our ability to successfully open new restaurants is, in turn, dependent upon a number of factors, many of which are beyond our control, including:

•	finding and securing quality locations on acceptable financial terms;

•	complying with applicable zoning, land use, environmental, health and safety and other governmental rules and regulations (including interpretations of such rules and regulations);

•	obtaining, for an acceptable cost, required permits and approvals;

•	having adequate cash flow and financing for construction, opening and operating costs;

•	controlling construction and equipment costs for new restaurants;

•	weather, climate change, natural disasters and disasters beyond our control resulting in delays;

•	hiring, training and retaining management and other team members necessary to meet staffing needs; and

•	successfully promoting new restaurants and competing in the markets in which these are located.

We continuously review potential sites for future restaurants. Typically, we experience a “start-up” period before a new restaurant achieves our targeted level of operating and financial performance which may include an initial start-up period of sales volatility. The start-up period varies for each new restaurant and may last as long as three years to achieve targeted results. Delays encountered in negotiating, or our inability to finalize to our satisfaction, the terms of a restaurant lease, or disruptions such as the COVID-19 pandemic, may delay our actual rate of new restaurant growth and cause a significant variance from our targeted capacity growth rate. In addition, we often face temporarily higher operating costs caused by start-up costs including higher food, labor and other direct operating expenses and other temporary inefficiencies associated with opening new restaurants. We may also face challenges such as lack of brand recognition, market familiarity and acceptance when we enter new markets. The opening of new restaurants in or near markets in which we already have restaurants could adversely affect the sales of those existing restaurants.

Our long-term success is highly dependent on our ability to successfully identify appropriate sites and develop and expand our operations in existing and new markets.

We intend to develop new restaurants in our existing markets, and selectively enter into new markets. There can be no assurance that any new restaurant that we open will have similar operating results to those of existing restaurants. There is no guarantee that a sufficient number of suitable restaurant sites will be available in desirable areas or on terms that are acceptable to us, and we may not be able to open our planned new restaurants on a timely basis, if at all. Further, if opened, these restaurants may not be operated profitably. As part of our growth strategy, we may enter into geographic markets in which we have little or no prior operating experience.

Consumer recognition of our brand has been important in the success of restaurants in our existing markets and recognition may be lacking in new geographic markets. In addition, restaurants we open in new markets may take longer to reach expected sales and profit levels on a consistent basis and may have higher construction, occupancy or operating expenses than restaurants we open in existing markets, thereby affecting our overall profitability. Any failure on our part to recognize or respond to these challenges may adversely affect the success of any new restaurants.

If we are unable to successfully open new restaurants, our financial results or revenue growth could be adversely affected, and our business negatively affected, as we expect a portion of our growth to come from new restaurants.

Our failure to manage our growth effectively could harm our business and operating results.

Our growth plan includes opening a significant number of new restaurants. Our existing restaurant management systems, administrative staff, financial and management controls and information systems may be inadequate to support our planned expansion. Those demands on our infrastructure and resources may also adversely affect our ability to manage our existing restaurants. Managing our growth effectively will require us to continue to enhance these systems, procedures and controls and to hire, train and retain managers, gaucho chefs and other team members. We may not respond quickly enough to the changing demands that our expansion will impose on our management, restaurant teams and existing infrastructure which could harm our business, financial condition and results of operations.

We believe our gaucho culture is an important contributor to our success. As we grow, however, we may have difficulty maintaining our culture or adapting it sufficiently to meet the needs of our operations. Our business, financial condition and results of operations could be materially adversely affected if we do not maintain our infrastructure and culture as we grow.

Increases in the prices of, or reductions in the availability of, top-quality meat could reduce our operating margins and revenue.

We purchase substantial quantities of meat, which is subject to significant price fluctuations due to conditions affecting livestock markets, weather, feed prices, industry demand and other factors. Our meat costs in the United States and the international markets in which we operate accounted for approximately 56.0% and 56.1% of our total food and beverage costs during Fiscal 2022 and Fiscal 2021, respectively. Recently, the price of beef and other meat products has increased due to labor shortages in meat production plans, rising feed costs and supply-chain delays. If we choose not to pass, or cannot pass, these increases to our guests, or offset them in another way our operating margins could decrease significantly. In addition, if key beef or other meat items become unavailable for us to purchase, our revenue could decrease.

We may experience higher operating costs, including increases in supplier prices and team member salaries and benefits, which could adversely affect our financial performance.

Our ability to maintain consistent quality throughout our restaurants depends, in part, upon our ability to acquire fresh food products, including substantial quantities of beef, and related items from reliable sources in accordance with our specifications and in sufficient quantities. We have pricing agreements in place with a few suppliers for our beef purchases and for the purchase of certain other commodities in the U.S. and short-term contracts with a limited number of suppliers for the distribution of our other food purchases and other supplies for our restaurants. Our two largest suppliers of beef in the U.S. accounted for 87% and 90% of our beef purchases in Fiscal 2022 and Fiscal 2021, respectively. Our dependence on a limited number of suppliers subjects us to risks of shortages, delivery interruptions and price fluctuations. If our suppliers do not perform adequately or otherwise fail to distribute supplies to our restaurants, we may be unable to replace them in a short period of time on acceptable terms. Any inability to so replace suppliers could increase our costs or cause shortages at our restaurants of food and other items that may cause us to remove popular items from a restaurant’s menu or temporarily close a restaurant, which could result in a loss of guests and, consequently, revenue during the time of the shortage and thereafter, if our guests change their dining habits as a result.

Since the beginning of 2022, we have experienced accelerating food, labor and supply price inflation. To the extent we pay higher prices for food items or other supplies or increase compensation or benefits to our team members, we will sustain an increase in our operating costs. Many factors affect the prices paid for food and other items, including conditions affecting livestock markets, climate change, weather, changes in demand, adverse effects due to the COVID-19 pandemic and food price inflation. Factors that may affect compensation and benefits paid to our team members include changes in minimum wage, team member benefits laws (as discussed below) and wage inflation. Other factors that could cause our operating costs to increase include fuel prices, occupancy and related costs, maintenance expenditures and increases in other day-to-day expenses. If we are unable or unwilling to increase our menu prices or take other actions to offset increased operating costs, including as a result of wage or price inflation, we could experience a decline in our financial performance.

We rely heavily on certain vendors, suppliers and distributors, which could adversely affect our business.

Our ability to maintain consistent price and quality throughout our restaurants depends in part upon our ability to acquire specified food products and supplies in sufficient quantities from third-party vendors, suppliers and distributors at a reasonable cost. We rely on US Foods, Inc. (“US Foods”) as one of our primary distributors in the United States. In Fiscal 2022 and Fiscal 2021, we spent approximately 80% and 76%, respectively, of our food and beverage costs in the U.S. on products and supplies procured from or through US Foods. Our agreement with US Foods may be terminated by either us or US Foods upon 60 days’ written notice. We do not control the businesses of our vendors, suppliers and distributors, and our efforts to specify and monitor the standards under which they perform may not be successful. If such entities fail to comply with applicable laws and regulations or engage in conduct which is illegal or unethical, such conduct could damage our reputation and reduce demand for our restaurants, which could adversely affect our business, financial condition and result of operations. Furthermore, certain food items are perishable, and we have limited control over whether these items will be delivered to us in appropriate condition for use in our restaurants. If any of our vendors, suppliers or distributors are unable to fulfill their obligations to our standards, or if we are unable to find replacement providers in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect our business, financial condition and results of operations.

In addition, the uneven recovery of the nation’s supply chain from recent events, including COVID-19 and the ongoing conflict in Ukraine, has resulted in supply chain disruption and food price inflation. While we have not experienced supply chain disruption that has had a material effect on scheduled deliveries to or the performance of our restaurants, we have experienced food price inflation. For example, for Fiscal 2022, our total food and beverage costs increased from 26.9% during Fiscal 2021 to 29.4% as a percentage of total revenue, primarily due to food price inflation of more than 15% compared to the prior year. Should we continue to experience increased food price inflation, or our suppliers begin to experience any significant disruption to their ability to meet scheduled deliveries to our restaurants, our business, financial condition and result of operations could be materially affected.

Finally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

Our marketing programs may not be successful.

We believe our brand is critical to our business. We incur costs and expend other resources in our marketing efforts to raise brand awareness and attract and retain guests. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenue. Additionally, some of our competitors have greater financial resources, which enable them to spend significantly more than we are able to on marketing and advertising. Should our competitors increase spending on marketing and advertising or our marketing funds decrease for any reason, or should our advertising and promotions be less effective than our competitors, there could be a material adverse effect on our results of operations and financial condition.

Any negative publicity surrounding our restaurants, our sector of the restaurant industry or the consumption of beef and meats generally could adversely affect the number of restaurant guests, which could reduce revenue in our restaurants.

We believe that any adverse publicity concerning the quality of our food and our restaurants generally could damage our brand and adversely affect the future success of our business. Company-specific adverse publicity, including inaccurate publicity, could take different forms, such as negative reviews by restaurant or word-of-mouth criticisms emanating from our guest base. The experience of other restaurants and restaurant chains with incidents relating to food-borne illnesses or product recalls that affect their business could adversely affect our sector of the restaurant industry.

Our inability or failure to recognize, respond to and effectively manage the accelerated impact of social media could have a material adverse impact on our business.

There has been a marked increase in the use of social media platforms and similar devices, including weblogs (blogs), social media websites, and other forms of Internet-based communications which allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information concerning our company or our sector of the restaurant industry may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, either of which may harm our business and financial performance. The harm may be immediate without affording us an opportunity for redress or correction.

Many of our competitors are expanding their use of social media and new social media platforms are rapidly being developed, potentially making more traditional social media platforms obsolete. As a result, we need to continuously innovate and develop our social media strategies in order to maintain broad appeal with guests and brand relevance. A significant part of our marketing efforts relies on social media platforms and search engine marketing to attract and retain guests. We also continue to invest in other digital marketing initiatives that allow us to reach our guests across multiple digital channels and build their awareness of, engagement with, and loyalty to our brands. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues, increased team member engagement or brand recognition. In addition, a variety of risks are associated with the use of social media, including the improper disclosure of proprietary information, negative comments about us, exposure of personally identifiable information, fraud, or out-of-date information. The inappropriate use of social media vehicles by our guests or team members could increase our costs, lead to litigation or result in negative publicity that could damage our reputation and could have a material adverse impact on our business.

Negative publicity relating to the consumption of food products, including in connection with food-borne illness, could result in reduced consumer demand for our menu offerings, which could reduce sales.

Instances of food-borne illness, including Bovine Spongiform Encephalopathy, which is also known as BSE, and aphthous fever, as well as hepatitis A, listeria, salmonella, norovirus and e-coli, whether or not found in the U.S. or the international markets in which we operate or traced directly to one of our suppliers or our restaurants, could reduce demand for our menu offerings. We cannot guarantee that our internal controls and training will be fully effective in preventing all food safety issues at our restaurants, including instances of food-borne illnesses. Any negative publicity relating to these and other health-related matters may affect consumers’ perceptions of our restaurants and the food that we offer, reduce guest visits to our restaurants and negatively impact demand for our menu offerings. Adverse publicity relating to any of these matters, beef in general or other similar concerns could adversely affect our business and results of operations. Further, food-borne illnesses and injuries caused by food tampering have had in the past, and could have in the future, an adverse effect on the price and availability of certain of our produce and meat offerings.

Any failure to obtain, maintain, protect and enforce our intellectual property rights could adversely affect the value of our business, including our brand.

We believe that our intellectual property rights, and in particular our trademarks, are valuable assets that are critical to our success. We have registered our principal trademarks including the Fogo, Fogo de Chão, Bar Fogo and Fogo Market marks, the campfire design and other marks used by our restaurants as trade names, trademarks and service marks used by our restaurants in the U.S. and a number of foreign jurisdictions. The success of our business depends on our continued ability to use our intellectual property in order to increase our brand awareness, and the unauthorized use or other misappropriation of our intellectual property in any jurisdiction could materially and adversely diminish the value of our brand and restaurant concept and may cause a decline in our revenue.

Despite our efforts to obtain, maintain, protect and enforce our trademarks, service marks and other intellectual property rights, there can be no assurance that these protections will be available in all cases and jurisdictions, or that our efforts to protect these rights will be sufficient or effective, and our trademarks, service marks or other intellectual property rights could be challenged, invalidated, declared generic, circumvented, infringed upon, narrowed or otherwise violated. Additionally, any protective actions taken by us with respect to these rights may fail to prevent unauthorized usage, misappropriation, dilution or imitation by others, which could materially and adversely harm our intellectual property rights, reputation, brand or competitive position. For example, competitors may adopt service names confusingly similar to ours, or purchase confusingly similar terms as keywords in Internet search engine advertising programs, thereby impeding our ability to build brand identity and possibly leading to consumer confusion. We are aware of names similar to those of our restaurants used by third parties in certain limited geographical areas in the U.S., Brazil, Venezuela, Costa Rica, the EU and the UK.

The value of our intellectual property could also diminish if others assert rights in or ownership of our trademarks, service marks and other intellectual property rights, or trademarks or service marks that are similar to ours. We may be unable to successfully resolve these types of conflicts in a manner favorable to us. In some cases, there may be trademark or service mark owners who have prior rights to our trademarks and service marks or to similar trademarks and service marks, either globally, nationally, or locally. During trademark and service mark registration proceedings, we may receive rejections of our applications by the United States Patent and Trademark Office or in other foreign jurisdictions. Additionally, opposition or cancellation proceedings may be filed against our trademark or service mark applications and registrations, and our trademarks, service marks and any applications thereof may not survive such proceedings. In the event that our trademarks, service marks and any applications thereof are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources towards advertising and marketing new brands. Over the long term, if we are unable to establish name recognition based on our trademarks and service marks, then we may not be able to compete efficiently. Any claims or guest confusion related to our trademarks and service marks could damage our reputation and brand and materially and adversely harm our business, liquidity, financial condition and results of operations.

Any failure to obtain, maintain, protect and enforce our intellectual property rights in future jurisdictions could adversely affect the value of our business, including our brand.

We may be required to protect our trademarks, service marks and other intellectual property rights in an increasing number of jurisdictions, a process that is expensive and may not be successful, or which we may not have the resources to pursue in each jurisdiction. The trademarks we currently use have not been registered in all of the countries outside of the U.S. in which we do business or may do business in the future. We may never register such trademarks in all of these countries and, even if we do, the laws of some foreign countries may not protect intellectual property rights to the same extent as the laws of the U.S. Accordingly, we may choose not to seek protection in certain countries, and we will not have the benefit of protection in such countries. Moreover, any changes in, or unexpected interpretations of, intellectual property laws in any jurisdiction may compromise our ability to obtain, maintain, protect and enforce our intellectual property rights. The protective actions that we take, however, may not be sufficient, in some jurisdictions, to secure our trademark and service mark rights for some of the goods and services that we offer or to prevent imitation by others, which could adversely affect the value of our trademarks and service marks or cause us to incur litigation costs, or pay damages or licensing fees to third parties, including prior users or registrants of intellectual property similar to our intellectual property or allegedly infringed by our intellectual property or the conduct of our business. Moreover, policing our intellectual property rights is difficult, costly and may not always be effective. Any failure to obtain, maintain, protect and enforce our intellectual property rights could result in material and adverse harm to our business.

Any failure to obtain rights to the intellectual property developed by our associates, franchisees, contractors and third parties could have a material adverse effect on our business.

We also rely on agreements under which we contract to own, or license rights to use, intellectual property developed by associates, franchisees, contractors and other third parties. In addition, while we generally enter into confidentiality agreements with our associates, franchisees and third parties with whom we share our trade secrets, know-how, manufacturing expertise, business strategy and other proprietary information, such confidentiality agreements could be breached or otherwise may not provide meaningful protection. Such associates, franchisees and third parties may share our trade secrets, know-how, manufacturing expertise, business strategy and other proprietary information with their employees, contractors, agents or other third parties who may not be bound by any confidentiality agreement or, to the extent they are bound by a confidentiality agreement, such confidentiality agreements could be breached or otherwise may not provide meaningful protection. Adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets, know-how, manufacturing expertise, business strategy and other proprietary information. Similarly, while we seek to enter into agreements with all of our associates and franchisees who develop intellectual property during their employment for, or relationship with, us or on our behalf to assign the rights in such intellectual property to us, we may fail to enter into such agreements with all relevant associates and franchisees and such agreements may be breached or may not be self-executing. We may be subject to claims that such associates misappropriated relevant rights from their previous employers. Any failure to obtain rights in the intellectual property rights developed by our associates, franchisees, contractors and third parties could lead to material and adverse harm to our business.

We may become involved in lawsuits to protect or enforce our intellectual property rights or to defend against claims that we infringe, misappropriate or otherwise violate the intellectual property of third parties, which could be expensive, time consuming and unsuccessful.

Third parties may independently develop technologies, products and services that are substantially similar or superior to ours. From time to time, legal action may be necessary for us to enforce or protect our intellectual property rights, including our trademarks, service marks and trade secrets (including by instituting cancellation or opposition proceedings, or other challenges), to determine the validity and scope of the intellectual property rights of others or to defend against claims of alleged infringement, misappropriation, other violation or invalidity. Such actions or efforts may not be successful. Even if we are successful in asserting our intellectual property rights or defending against third-party claims, such litigation to enforce or defend our intellectual property rights may cause us to incur significant legal expenses, diversion of resources and could materially and adversely affect our business, reputation, results of operations and financial condition. To the extent that we seek to enforce our rights, we could be subject to claims that an intellectual property right is invalid, otherwise not enforceable, or is licensed to or not infringed or otherwise violated by the party against whom we are pursuing a claim. In addition, our assertion of intellectual property rights may result in the other party seeking to assert alleged intellectual property rights or other claims against us, which could materially and adversely harm our business. If we are not successful in defending such claims in litigation, we may not be able to use, sell or license a particular offering due to an injunction, or we may have to pay damages that could, in turn, materially and adversely affect our results of operations. In addition, governments may adopt regulations, or courts may render decisions, requiring compulsory licensing of intellectual property to others, or governments may require that products meet specified standards that serve to favor local companies. Furthermore, we may have granted our licensees or franchisees exclusive rights to enforce our intellectual property in certain circumstances, thereby limiting our own ability to enforce our intellectual property. Our inability to enforce our intellectual property rights under these circumstances may materially and adversely affect our competitive position and our business.

We may also face claims of infringement, misappropriation or violation of third-party intellectual property rights that could interfere with the use of our trademarks and the proprietary know-how, concepts, recipes, or trade secrets used in our business. Our commercial success depends on our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties. Intellectual property disputes can be costly to defend and may cause our business, operating results and financial condition to suffer. Whether merited or not, in the markets in which we operate, we have faced, and may in the future face, allegations that we or parties indemnified by us (including our franchisees and licensees), or our or their respective products, services or intellectual property, have infringed, misappropriated or otherwise violated the trademarks, patents, copyrights, trade secrets or other intellectual property rights of third parties. Some third parties may be able to sustain the costs of complex litigation more effectively than us because they have substantially greater resources. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or to continue claims, regardless of whether such claims have merit, which can be time-consuming, divert management’s attention and financial resources and be costly to evaluate and defend. Defending against such claims may be costly, results of any such litigation are difficult to predict and we may be prohibited from using the applicable intellectual property rights in the future or forced to pay damages, royalties, or other fees to do so. Any claims we make for indemnification against our partners, licensees, franchisees or others who have agreed to indemnify us may be limited by contractual liability limitations or waivers, thereby reducing or eliminating any related recovery. Additionally, we may be required to stop commercializing products, obtain licenses or modify and redesign our products or trademarks while we develop non-infringing substitutes, which may not be possible or may require substantial monetary expenditures and time. Otherwise, we may incur substantial damages or settlement costs, or face a temporary or permanent injunction prohibiting us from marketing or providing the affected products. Any of these events could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our reliance on third parties, including our franchisees and other licensees, may negatively impact or limit our ability to protect or exploit our intellectual property.

We rely on third parties, including franchisees and licensees, to whom we license our intellectual property. Although we monitor and restrict third-party activities through our license agreements, third parties, including our franchisees and other licensees, may use, refer to, or make statements about our brands that do not make proper use of our trademarks, service marks or required designations, improperly alter trademarks, service marks or branding, or are critical of our brands or place our brands in a context that may tarnish our reputation. This may result in dilution or tarnishment of our intellectual property. Franchisee, licensee and other third-party noncompliance with the terms and conditions of our franchise or license agreements may reduce the overall goodwill of our brands, whether through the failure to meet health and safety standards (including with respect to additional sanitation protocols and guidelines in connection with the COVID-19 pandemic), engage in quality control or maintain product consistency, or through the participation in improper or objectionable business practices. Certain of our license agreements may provide for exclusive rights under our intellectual property which may limit our ability to exploit such intellectual property within certain fields or territories. Additionally, our ability to generate revenue from exclusive licenses under our intellectual property will depend on our licensees’ abilities and efforts to successfully commercialize the products or services within the fields and territories in which we grant such licenses. Moreover, unauthorized third parties may conduct business using our intellectual property to take advantage of the goodwill of our brands, resulting in consumer confusion or dilution. Any reduction of our goodwill, consumer confusion, or dilution is likely to impact sales, and could materially and adversely impact our business and operating results.

The impact of negative economic factors, including the availability of credit, on our landlords and other retail center tenants could negatively affect our financial results.

Negative effects on our existing and potential landlords due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect our business and results of operations. If our landlords are unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants to us. If any landlord files for bankruptcy protection, the landlord may be able to reject our lease in the bankruptcy proceedings. While we would have the option to retain our rights under the lease, we could not compel the landlord to perform any of its obligations and would be left with damages as our sole recourse. In addition, if our landlords are unable to obtain sufficient credit to continue to properly manage their retail sites, we may experience a drop in the level of quality of such retail centers. Our development of new restaurants may also be adversely affected by the negative financial situations of developers and potential landlords.

We occupy most of our restaurants under long-term non-cancelable leases, which we may be unable to renew at the end of the lease terms or which may limit our flexibility to move to new locations.

All but two of our restaurants in the U.S. are located in leased premises and all of our restaurants in Brazil are located in leased premises. Many of our current leases in the U.S. are non-cancelable and usually have terms ranging from 10 to 20 years, with renewal options for terms ranging from five to 10 years. We anticipate that leases that we enter into in the future in the U.S. will also be long-term and non-cancelable and have similar renewal options. If we were to close or fail to open a restaurant at a leased location, we would generally remain committed to perform our obligations under the applicable lease, which could include, among other things, payment of the base rent and a percentage of common area operating expenses for the balance of the lease term. Our obligation to continue making rental payments and fulfilling other lease obligations under leases for closed or unopened restaurants could have a material adverse effect on our business and results of operations. Lease rates in Brazil are periodically readjusted and the rent amounts are not predetermined as they generally are in the U.S. If the landlord and we cannot agree on an adjusted rate, the dispute is submitted to a judicial resolution process. As a result, our lease rates in Brazil are subject to more volatility than those in the U.S. and we may not always be able to predict these rates due to the unpredictable nature of the judicial resolution process, which could be unfavorable to us.

At the end of the lease term and any renewal period for a restaurant, we may be unable to renew the lease without substantial additional cost, if at all. If we are unable to renew our restaurant leases, we may be forced to close or relocate a restaurant, which could subject us to significant construction and other costs. For example, closing a restaurant, even for a brief period to permit relocation, would reduce the revenue contribution of that restaurant to our total revenue. Additionally, the revenue and profit, if any, generated at a relocated restaurant may not equal the revenue and profit generated at the previous restaurant location.

Long-term leases can, however, limit our flexibility to move a restaurant to a new location. For example, current locations may no longer be attractive in the event that demographic patterns shift or neighborhood conditions decline. In addition, long-term leases may affect our ability to take advantage of more favorable rent levels due to changes in local real estate market conditions. These and other location-related issues may affect the financial performance of individual restaurants.

Our rent expense could increase our vulnerability to adverse economic and industry conditions and could limit our operating and financial flexibility.

Our rent expense accounted for approximately 4.7% and 5.5% of our revenue in Fiscal 2022 and Fiscal 2021, respectively. We expect that new restaurants will typically be leased by us under operating leases. Substantial operating lease obligations could have significant negative consequences, including:

•	increasing our vulnerability to adverse economic and industry conditions;

•	requiring a substantial portion of our available cash to be applied to pay our rental obligations, thus reducing cash available for other purposes;

•	limiting our ability to obtain any necessary financing; and

•	limiting our flexibility in planning for, or reacting to, changes in our business or our industry.

Upon the temporary closure of restaurant dining rooms in March 2020 due to the COVID-19 pandemic, we negotiated amendments to our leases that involved varying concessions, including the abatement of rent payments, deferral of all or a portion of rent payments to later periods, and deferrals of rent payments combined with an early exercise of an existing renewal option or extension of the lease term. Accordingly, our rent expense in Fiscal 2021 was less than our rent expense in Fiscal 2022. We expect higher run-rate rent expense in future years as we continue to pursue our expansion plan and deferrals and abatements continue to be released.

We depend on cash flow from operations to pay our lease obligations and to fulfill our other cash requirements. If our restaurants do not generate sufficient cash flow and sufficient funds are not otherwise available to us from borrowings under bank loans or from other sources, we may not be able to meet our lease obligations, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which would have a material adverse effect on us.

Opening new restaurants in existing markets may negatively affect sales at our existing restaurants.

The consumer target area of our restaurants varies by location, depending on a number of factors, including population density, other local retail and business attractions, area demographics and geography. As a result, the opening of a new restaurant in or near markets in which we already have restaurants could adversely affect sales at these existing restaurants. Existing restaurants could also make it more difficult to build our consumer base for a new restaurant in the same market. Our core business strategy does not entail opening new restaurants that we believe will materially affect sales at our existing restaurants, but we may selectively open new restaurants in and around areas of existing restaurants that are operating at or near capacity to effectively serve our guests. Sales cannibalization among our restaurants may become significant in the future as we continue to expand our operations and could affect our sales growth, which could, in turn, materially adversely affect our business, financial condition and results of operations.

Our success depends on securing desirable restaurant locations.

The success of any restaurant depends in substantial part on its location. There can be no assurance that the current locations of our restaurant will continue to be attractive as demographic patterns change. Neighborhood or economic conditions where stores are located could decline in the future, thus resulting in potentially reduced sales in those locations. Competition for restaurant locations can also be intense and there may be delay or cancellation of new store developments by our franchise partners, which may be exacerbated by factors related to the commercial real estate or credit markets. If we cannot obtain desirable locations for our restaurant at reasonable prices due to, among other things, higher than anticipated acquisition, construction and/or development costs of new locations, difficulty negotiating leases with acceptable terms, onerous land use or zoning restrictions, or challenges in securing required governmental permits, then our ability to open new restaurants and our ability to meet our growth expectations may be adversely affected.

Labor shortages or increases in labor costs could slow our growth and adversely affect our ability to operate our restaurants.

Our success depends, in part, upon our ability to attract, motivate and retain qualified team members, including restaurant managers and gaucho chefs necessary to meet the needs of our existing restaurants and to support our expansion program. Qualified personnel to fill these positions may be in short supply in some areas. If we are unable to continue to recruit and retain sufficiently qualified personnel, our business and our growth could be adversely affected. Any future inability to recruit and retain qualified personnel may delay openings of new restaurants and could adversely impact existing restaurants. Any such delays, any material increases in team member turnover rates in existing restaurants or any team member dissatisfaction could have a material adverse effect on our business and results of operations. In addition, competition for qualified team members could require us to pay higher wages, which could result in higher labor costs, which could, in turn, have a material adverse effect on our financial performance.

We face a variety of economic, regulatory and other risks associated with doing business in foreign markets that could have a negative impact on our financial performance.

We currently do business through franchised restaurants in Mexico and the Middle East and intend to expand through franchises into other international markets in the future and also operate through company-owned restaurants in Brazil. We license certain of our trademarks to our Mexico and Middle East franchise partners for use in connection with their operation of franchised restaurants under the Fogo brand.

Markets in which we do business, either through franchises or operation of company-owned restaurants, may suffer from depressed economic activity, recessionary economic cycles, higher fuel or energy costs, low consumer confidence, high levels of unemployment, reduced home values, increases in home foreclosures, investment losses, personal bankruptcies, reduced access to credit or other economic factors that may affect consumer discretionary spending. If negative economic conditions persist for a long period of time or become more pervasive, consumers might make long-lasting changes to their discretionary spending behavior, including dining out less frequently on a permanent basis and generating lower average check sizes at our restaurants. If restaurant revenue decreases, our profitability could decline as we spread fixed costs across a lower level of revenue. Reductions in staff levels, asset impairment charges and potential restaurant closures could result from prolonged negative restaurant sales. There can be no assurance that the macroeconomic environment or the regional economics in which we do business will improve significantly or that government stimulus efforts will improve consumer confidence, liquidity, credit markets, home values or unemployment, among other things.

International operations, including our operations in Brazil and our franchise strategy in Mexico, the Middle East and elsewhere, subject us to a number of risks, including:

•	inflation and currency devaluations;

•	fluctuations in currency exchange rates;

•	foreign and legal regulatory requirements;

•	difficulties in managing and staffing international operations;

•	potentially adverse tax consequences, including complexities of international tax systems and restrictions on the repatriation of earnings;

•	expropriation or governmental regulation restricting foreign ownership or requiring divestiture;

•	increases in the cost of labor (as a result of unionization or otherwise);

•	the burdens of complying with different legal standards; and

•	political, social and economic conditions.

Additionally, we are subject to the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) regulations, other U.S. laws and regulations governing our international operations and similar laws in other countries. Any violation of the FCPA, OFAC regulations or other applicable anti-corruption laws, by us, our affiliated entities or their respective officers, directors, team members and agents could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions and could adversely affect our financial condition, results of operations, cash flows or our availability of funds under our revolving line of credit. Further, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our management.

If we are unable to account for these risks while operating abroad, our reputation and brand value could be harmed. The occurrence of any of these risks could negatively affect our current international operations and any future expansion into new geographic markets, which would have a material adverse effect on our business and results of operations.

Our franchisees could take actions that harm our reputation and reduce our royalty and restaurant revenues.

We do not exercise control over the day-to-day operations of our franchisee-owned restaurants. While we strive to ensure that franchisee-owned restaurants maintain the same high operating standards that we demand of Company-owned restaurants, one or more of these restaurants may fail to maintain these standards or provide a guest experience consistent with our brand standards. Any operational or financial shortcomings of the franchisee-owned restaurants are likely to be attributed to our broader operations and could adversely affect our reputation and damage our brand as well as have a direct negative impact on the royalty income we receive from those restaurants. Franchisee noncompliance with the operational standards and the terms and conditions of our franchise agreements or with applicable laws and regulations may reduce the overall goodwill of our brand, whether through the failure to meet health and safety standards, engage in quality control or maintain product consistency, adequate succession planning or through the participation in improper or objectionable business practices. Any harm to our brand or goodwill, guest confusion or brand dilution could materially and adversely impact our business and results of operations.

Our strategy to open franchisee-owned restaurants subjects us to extensive government regulation, compliance with which might increase our investment costs and restrict our growth.

We are subject to the rules and various international laws regulating the offer and sale of franchises that can restrict our ability to sell franchises in such jurisdictions. Non-compliance with those laws could result in governmental enforcement actions seeking a civil or criminal penalty, rescission of a franchise, and loss of our ability to offer and sell franchises in a jurisdiction, or a private lawsuit seeking rescission, damages and legal fees, which could have a material adverse effect on our business.

We are a multinational organization faced with increasingly complex tax issues in the international jurisdictions in which we operate or have franchises, including in Brazil, Mexico and the Middle East, and we could be obligated to pay additional taxes in those jurisdictions.

As a multinational organization that operates or has franchises in several jurisdictions, including the U.S., Brazil, Mexico, Saudi Arabia and the United Arab Emirates, we may be subject to taxation in jurisdictions with increasingly complex tax laws, the application of which can be uncertain. The tax positions that we have taken or may take in the future may be subject to challenge on audit, and the authorities in these jurisdictions, including Brazil, Mexico, Saudi Arabia and the United Arab Emirates could successfully assert that we are obligated to pay additional taxes, interest and penalties. In addition, the amount of taxes we pay could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could negatively affect our liquidity and operating results. The authorities could also claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could have a negative impact on us and the results of our operations.

Our reporting currency is the U.S. dollar but a portion of our revenue and costs and expenses are in other currencies so that exchange rate movements may affect our results of operations.

We generate revenue, and incur costs and expenses, in our foreign operations denominated in local currencies. Our reported consolidated results of operations have periodically been affected by the strength of the U.S. dollar relative to other currencies and appreciation of the U.S. dollar in the future periods could affect adversely our consolidated results of operations in those periods. Disruptions in financial markets may also result in significant changes in foreign exchange rates in relatively short periods of time which further increases the risk of an adverse currency effect. For example, the results of our Brazilian operations, which accounted for approximately 6.2%, 3.5% and 5.1% of our revenues in Fiscal 2022, Fiscal 2021 and Fiscal 2020, respectively, are translated from Brazilian Reais into U.S. dollars upon consolidation when we prepare our consolidated financial statements. The Brazilian currency has historically been subject to significant exchange rate fluctuations in relation to the U.S. dollar and other currencies attributable to economic conditions in Brazil, Brazilian governmental policies and actions, developments in global foreign exchange markets and other factors. The Brazilian government has in the past implemented various economic plans and used various exchange rate policies to address exchange rate fluctuation and there can be no assurances the government will not take action in the future.

The COVID-19 pandemic adversely affected our business, results of operations, liquidity and financial condition. Future re-intensification of the COVID-19 pandemic, outbreaks of contagious diseases or other adverse public health developments in the United States or worldwide could have similar impacts on our business.

The initial outbreak of the COVID-19 pandemic adversely affected our business, results of operations, liquidity and financial condition as a result of dining room closures, capacity restriction on businesses, as well as other restrictions either mandated or encouraged by federal, state and local governments. The COVID-19 pandemic, which also significantly impacted the economy in general, specifically affected our business in many respects, including temporary closure of our restaurants, furlough of non-salaried team members, lower levels of dining out following re-opening and impacted management’s ability to estimate future performance of our business.

The extent to which the current COVID-19 pandemic re-intensifies (including through the continued emergence of new variants) or future outbreaks of disease or similar public health threats materially and adversely impact our business, results of operations, liquidity and financial condition is highly uncertain and will depend on future developments. New developments, including new variants and measures taken to contain such variants, may require us to make significant changes to how we operate and may adversely affect our business, financial condition, and results of operations for an uncertain period of time. In response to the outbreak, in March 2020, we closed all dining rooms and temporarily shifted to a “to-go” only operating model. As of the date of this prospectus, however, all 59 company-owned U.S. restaurants are open, as well as our 8 company-owned restaurants in Brazil. It is possible future outbreaks could require the Company to reduce capacity, implement social distancing or further suspend its in-restaurant dining operations.

Additionally, the Company’s restaurant operations have been and could continue to be disrupted by team member staffing issues because of illness, exclusion, fear of contracting COVID-19 or caring for family members due to COVID-19, or for other reasons. Furthermore, the Company remains in regular contact with its major suppliers and while to date it has not experienced significant disruptions in its supply chain due to COVID-19, it could see significant future disruptions should the impacts of COVID-19 extend for a considerable amount of time.

Risks Related to Regulations and Legal Proceedings

Our company could face lawsuits relating to workplace and employment laws and fair credit reporting requirements, which, if determined adversely, could result in negative publicity or in payment of substantial damages by us.

Various federal and state labor laws govern our relationships with our team members and affect operating costs. These laws include team member classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers’ compensation rates, tip reporting and classification, citizenship requirements and other wage and benefit requirements for team members classified as non-exempt. Our business may be adversely affected by legal or governmental proceedings brought by or on behalf of our team members or guests. Although we require all workers to provide us with government-specified documentation evidencing their employment eligibility, some of our team members may, without our knowledge, be unauthorized workers. We currently participate in the “E-Verify” program, an Internet-based, free program run by the United States government to verify employment eligibility, in states in which participation is required. However, use of the “E-Verify” program does not guarantee that we will properly identify all applicants who are ineligible for employment. Unauthorized workers are subject to deportation and may subject us to fines or penalties, and if any of our workers are found to be unauthorized we could experience adverse publicity that negatively impacts our brand and may make it more difficult to hire and keep qualified team members. Termination of a significant number of team members who were unauthorized team members may disrupt our operations, cause temporary increases in our labor costs as we train new team members and result in additional adverse publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors could have a material adverse effect on our business, financial condition and results of operations.

In recent years, a number of restaurant companies, including our company, have been subject to lawsuits and other claims, including class action lawsuits, alleging violations of federal and state law governing workplace and employment matters such as various forms of discrimination, tip pooling, wrongful termination, harassment and similar matters and violations of fair credit reporting requirements. A number of these lawsuits and claims against other companies have resulted in various penalties, including the payment of substantial damages by the defendants. In addition, lawsuits by team members or on behalf of our team members are common in Brazil after termination of employment and we have been subject to a number of such lawsuits.

Insurance may not be available at all or in sufficient amounts to cover all liabilities with respect to these matters. Accordingly, we may incur substantial damages and expenses resulting from claims and lawsuits, which would increase our operating costs, decrease funds available for the development of our business and result in charges to our income statements resulting in decreased profitability or net losses. Team member claims against us also create not only legal and financial liability but negative publicity that could adversely affect us and divert our financial and management resources that would otherwise be used to benefit the future performance of our operations.

We are from time to time the target of class action lawsuits and other claims proceedings concerning food quality, health, team member conduct and other issues could require us to incur additional liabilities or cause guests to avoid our restaurants.

Restaurant companies have from time to time faced lawsuits alleging that a guest suffered illness or injury during or after a visit to a restaurant, including actions seeking damages resulting from food-borne illness and relating to notices with respect to chemicals contained in food products required under state law. Similarly, food tampering, team member hygiene and cleanliness failures or improper team member conduct at our restaurants could lead to product liability or other claims. To date, we have not been a defendant in any lawsuit asserting such a claim. However, we cannot assure you that such a lawsuit will not be filed against us and we cannot guarantee to guests that our internal controls and training will be fully effective in preventing claims. We are also subject to various claims arising in the ordinary course of our business, including personal injury claims, contract claims and other matters. In addition, we could become subject to class action lawsuits related to these and other matters in the future. Regardless of whether any claims against us are valid or whether we are ultimately held liable, claims may be expensive to defend and may divert management attention and other resources from our operations and hurt our financial performance. A judgment significantly in excess of our insurance coverage for any claims would materially adversely affect our results of operations and financial condition. In addition, adverse publicity resulting from any such claims may negatively impact revenue at one or more of our restaurants.

Our business is subject to extensive federal, state, local and foreign beer, liquor and food service regulations and we may incur additional costs or liabilities as a result of government regulation of our restaurants.

Our business is subject to extensive federal, state, local and foreign government regulation, including, among others, regulations related to the preparation and sale of food, the sale of alcoholic beverages, zoning and building codes, land use and team member, health, sanitation and safety matters. For example, in response to guidelines and restrictions put in place by federal, state, local and foreign governments related to the COVID-19 pandemic, in 2020 many of our restaurants were unable to operate or have limited operations, which had a significant adverse effect on our business before re-opening commenced.

Typically, our licenses to sell alcoholic beverages must be renewed annually and may be suspended or revoked at any time for cause. Alcoholic beverage control regulations govern various aspects of daily operations of our restaurants, including the minimum age of guests and team members, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. Any failure by any of our restaurants to obtain and maintain, on a timely basis, liquor or other licenses, permits or approvals required to serve alcoholic beverages or food, as well as any associated negative publicity, could delay or prevent the opening of, or adversely impact the viability of, and could have an adverse effect on, that restaurant and its operating and financial performance. We apply for our liquor licenses with the advice of outside legal counsel and licensing consultants. Because of the many and various state and federal licensing and permitting requirements, there is a significant risk that one or more regulatory agencies could determine that we have not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary for us to conduct business within its jurisdiction. Any changes in the application or interpretation of existing laws may adversely impact our restaurants in that state, and could also cause us to lose, either temporarily or permanently, the licenses, permits and regulations necessary to conduct our restaurant operations, and subject us to fines and penalties.

Our restaurants in the U.S. are subject to state “dram shop” laws, which generally allow a person to sue us if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at one of our restaurants. Recent litigation against restaurant chains has resulted in significant judgments, including punitive damages, under dram shop laws. A judgment against us under a dram shop law could exceed our liability insurance coverage policy limits and could result in substantial liability for us and have a material adverse effect on our results of operations. Our inability to continue to obtain such insurance coverage at reasonable cost also could have a material adverse effect on us. Regardless of whether any claims against us are valid or whether we are liable, we may be adversely affected by publicity resulting from such laws.

We are also required to comply with the standards mandated by the Americans with Disabilities Act (the “ADA”), which generally prohibits discrimination in accommodation or employment based on disability. We may in the future have to modify restaurants or our operations to make reasonable accommodations for disabled persons. While these expenses could be material, our current expectation is that any such actions will not require us to expend substantial funds.

The costs of operating our restaurants may increase in the event of changes in laws governing minimum hourly wages, working conditions, predictive scheduling, overtime and tip credits, health care, workers’ compensation insurance rates, unemployment tax rates, sales taxes or other laws and regulations, such as those governing access for the disabled (including the ADA). If any of these costs were to increase and we were unable or unwilling to pass on such costs to our guests by increasing menu prices or by other means, our business and results of operations could be negatively affected.

Failure to comply with federal, state, local or foreign regulations could cause our licenses to be revoked and force us to cease the sale of alcoholic beverages at certain restaurants. Any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of a restaurant in a particular area or increase the costs associated therewith. In addition, in certain states, including states where we have existing restaurants or where we plan to open a restaurant, the number of liquor licenses available is limited, and licenses are traded on the open market. Liquor, beer and wine sales comprise a significant portion of our revenue. If we are unable to maintain our existing licenses, our guest patronage, revenue and results of operations would be adversely affected. Or, if we choose to open a restaurant in those states where the number of licenses available is limited, the cost of a new license could be significant.

Increases in minimum wages or unionization activities could substantially increase our labor costs.

Under the minimum wage laws in most jurisdictions in the U.S., we are permitted to pay certain hourly team members a wage that is less than the base minimum wage for general team members because these team members receive tips as a substantial part of their income. As of January 1, 2023, approximately 19.1% of our hourly team members in the U.S. earned this lower minimum wage in their respective locations as tips constitute a substantial part of their income. If federal, state, local or foreign governments change their laws to require that all team members be paid the general team member minimum base wage regardless of supplemental tip income, our labor costs would increase substantially. Our labor costs would also increase if the minimum base wage increases. In addition, several states and localities in which we operate and the federal government have from time to time enacted minimum wage increases, changes to eligibility for overtime pay, paid sick leave and mandatory vacation accruals, and similar requirements and these changes could increase our labor costs. We may be unable or unwilling to increase our prices in order to pass increased labor costs on to our guests, in which case our operating margins would be adversely affected. Also, although none of our team members in the U.S. are currently covered under collective bargaining agreements, many of our team members in Brazil participate in industry-wide trade union programs. Additionally, our team members in the U.S. may elect or attempt to be represented by labor unions in the future. If a significant number of our team members were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could adversely affect our business, financial condition and results of operations.

Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our menu offerings, could affect consumer preferences and negatively impact our results of operations.

Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings.

The Patient Protection and Affordable Care Act as amended by the Health Care and Education Affordability Reconciliation Act of 2010 (the “PPACA”) establishes a uniform, federal requirement for certain restaurants to post certain nutritional information on their menus. Specifically, the PPACA amended the Federal Food, Drug and Cosmetic Act to require chain restaurants with 20 or more locations operating under the same name and offering substantially the same menus to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. The PPACA also requires covered restaurants to provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, and to provide a statement on menus and menu boards about the availability of this information. The PPACA further permits the United States Food and Drug Administration to require covered restaurants to make additional nutrient disclosures, such as disclosure of trans-fat content. An unfavorable report on, or reaction to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our offerings.

Furthermore, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to guests or have enacted legislation restricting the use of certain types of ingredients in restaurants. Compliance with current and future laws and regulations regarding the ingredients and nutritional content of our menu items may be costly and time-consuming. Additionally, some government authorities are increasing regulations regarding trans-fats and sodium, which may require us to limit or eliminate trans-fats and sodium in our offerings, switch to higher cost ingredients or may hinder our ability to operate in certain markets. Some jurisdictions have banned certain cooking ingredients, such as trans-fats, or have discussed banning certain products, such as large sodas. Removal of these products and ingredients from our menus could affect product tastes, guest satisfaction levels, and sales volumes, whereas if we fail to comply with these laws or regulations, our business could experience a material adverse effect.

We cannot make any assurances regarding our ability to effectively respond to changes in consumer health perceptions or our ability to successfully implement the nutrient content disclosure requirements and to adapt our menu offerings to trends in eating habits. The imposition of additional menu-labeling laws could have an adverse effect on our results of operations and financial position, as well as on the restaurant industry in general.

Compliance with environmental, health and safety laws and regulations may negatively affect our business.

We are subject to national, provincial, state and local environmental, health and safety laws and regulations in the U.S. and other countries in which we operate, including those concerning waste disposal, climate change, pollution, the presence, use, management, discharge, storage, handling, release, treatment and disposal of, and exposure to and remediation of, hazardous substances and wastes. These laws and regulations can be costly to comply with, and provide for significant civil and criminal fines and penalties or other sanctions for noncompliance, and joint and several liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, such contamination. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous substances or wastes at, on or from our restaurants.

Environmental conditions relating to releases of hazardous substances or wastes at prior, existing or future restaurant sites, or our violations of environmental, health and safety laws and regulations could materially adversely affect our business, financial condition and results of operations. Further, environmental, health and safety laws and regulations, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect our business, financial condition and results of operations.

In addition, there has been increased public focus by governmental and nongovernmental entities and guests on environmental and sustainability matters such as climate change, reduction of greenhouse gas emissions, animal health and welfare, packaging, waste, and water consumption. As a result, we may face increased pressure to provide expanded disclosure, make or expand commitments, establish targets or goals, or take other actions in connection with environmental and sustainability matters. Legislative, regulatory or other efforts to address environmental and sustainability matters could negatively impact our cost structure, operational efficiencies and talent availability or result in future increases in the cost of raw materials, taxes, transportation and utilities, which could decrease our operating profits and necessitate future investments in facilities and equipment. In addition, our business, financial condition and results of operations could be adversely affected to the extent that such environmental or sustainability concerns reduce demand for our restaurants.

New or revised tax regulations could have an adverse effect in our financial results.

We are subject to income and other taxes in the United States and numerous state and foreign jurisdictions. Our effective income tax rate and other taxes in the future could be adversely affected by a number of factors, including changes in the mix of earnings in countries with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws or other legislative changes and the outcome of income tax audits. Although we believe our tax estimates are reasonable, the final determination of tax audits could be materially different from our historical income tax provisions and accruals. The results of a tax audit could have a material effect on our results of operations or cash flows in the period or periods for which that determination is made. In addition, our effective income tax rate and our results may be impacted by our ability to realize deferred tax benefits, including our FICA tip credit carryforwards, and by any increases or decreases of our valuation allowances applied to our existing deferred tax assets. Additional tax regulations could be issued, and no assurance can be made that future guidance will not adversely affect our business or financial condition.

Risks Related to Information Technology and Cybersecurity

We rely on information technology in our operations and are making improvements to important business systems. Any material failure, inadequacy or interruption of that technology could adversely affect our ability to effectively operate our business and result in financial or other loss.

We rely on computer systems and information technology to conduct our business and our ability to effectively manage our business depends significantly on the reliability and capacity of these systems. In addition, we must effectively respond to changing guest expectations and new technological developments. Disruptions or failures of these systems could cause an interruption in our business, which could have a material adverse effect on our results of operations and financial condition.

We intend to perform upgrades to our information technology systems. Such upgrades may include software and hardware upgrades, for example, our web ordering platform, internal communications software, drive-thru ordering tables and point of sale systems, as well as a migration of certain systems to the public cloud. Implementing these systems is a lengthy and expensive process that may result in a diversion of resources from other initiatives and activities. Continued execution of the project plans, or a divergence from them, may result in cost overruns, project delays or business interruptions. Business interruptions also could result from the failure of other important information technology platforms we use to operate our business, including platforms hosted or otherwise provided by third parties on our behalf, or from a failure to maintain or follow adequate disaster recovery, backup, upgrade, or migration plans. Any disruptions, delays or deficiencies in the design and/or implementation of any of these systems, or our inability to accurately predict the costs of such initiatives or our failure to generate revenue and corresponding profits from such activities and investments, could impact our ability to perform necessary business operations, which could materially and adversely affect our reputation, competitive position, business, results of operations and financial condition.

A breach of security of confidential or consumer personal information related to our electronic processing of credit and debit card transactions could substantially affect our reputation and financial results.

A significant majority of our sales are by credit or debit cards. Restaurants and retailers have experienced security breaches in which credit and debit card information has been stolen. We use third-party providers to track, process and authorize our sales by credit or gift card. Improper access to our or these third-party providers’ systems or databases could result in the unauthorized use, theft, disclosure, publication, deletion or modification of confidential consumer personal information and/or card data, including theft of funds on the card or counterfeit reproduction of the cards. If the security of such third-party providers is compromised, then we may be subject to unplanned losses, expenses, fines or penalties. We may in the future become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings related to these types of incidents. In addition, all fifty U.S. states, Puerto Rico, Washington, D.C., and international jurisdictions in which we operate, have enacted legislation or implemented regulations requiring notification of security breaches involving personal information, including credit and debit card information. Claims or proceedings related to theft of credit or debit card information may be brought by payment card providers, banks and credit unions that issue the cards, cardholders (either individually or as part of a class action lawsuit) and government regulators (both foreign and domestic). Further, the standards for systems currently used for transmission and approval of electronic payment transactions, and the technology utilized in electronic payments, all of which can put electronic payment card data at risk, are determined and set by the payment card industry. For example, we are subject to industry requirements such as the Payment Card Industry Data Security Standard, or PCI DSS, as well as certain other industry standards. Any failure to comply with these rules and/or requirements could materially and adversely harm our brand, reputation, business and results of operations and may subject us to fines by the payment card brands that are passed down to us by our merchant bank. If the third-party independent service providers we rely on for payment processing, including credit and debit cards, become unwilling or unable to provide these services to us or if the cost of using these providers increases, our business could materially and adversely be harmed. Any such claim or proceeding could cause us to incur significant unplanned expenses, which could have an adverse impact on our financial condition and results of operations. Further, adverse publicity resulting from these allegations may have a material adverse effect on us and our restaurants.

We rely heavily on information technology, and any material failure, weakness, interruption or breach of security could prevent us from effectively operating our business.

We rely heavily on information systems, including point-of-sale processing in our restaurants, management of our supply chain, payment of obligations, collection of cash, credit and debit card transactions, payment of payroll and other obligations and other processes and procedures. Our ability to efficiently and effectively manage our business depends significantly on the reliability and capacity of these systems. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, power loss, cybersecurity attacks (including ransomware), improper or unauthorized usage by team members, telecommunications failures or other catastrophic events, such as fires, earthquakes, tornadoes and hurricanes, climate change, widespread power outages caused by severe storms, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage, failure, or breach of our information systems that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities. To mitigate potential risk to the Company posed by natural disasters or other catastrophic events, we have taken a number of steps such as removing information systems from our environment and migrating file storage and sharing, including operational reporting, to cloud services. Nonetheless, there is no guarantee that these efforts will prove successful in the event of future natural disasters that might prevent us from effectively operating our business.

Some of our essential business processes that are dependent on technology are outsourced to third parties. Such processes include, but are not limited to, gift card tracking and authorization, web site hosting and maintenance, data warehousing and business intelligence services, point-of-sale system maintenance, certain tax filings, telecommunications services, web-based labor scheduling and other key processes. We make a diligent effort to ensure that all providers of outsourced services are observing proper internal control practices, such as redundant processing facilities; however, there are no guarantees that failures will not occur. The failure of our systems or those of third-party service providers to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding information systems as we grow or a breach in security of our systems or systems of third-party service providers has resulted, and may result in the future, in delays in guest service, reduced operational efficiency or otherwise adverse impacts to our business. Remediation of such problems could result in significant, unplanned capital investments and result in a material and adverse harm to our business.

Cybersecurity breaches of confidential or personal information of our guests and team members, threats to our technological systems and increasing privacy compliance requirements may adversely affect our business.

A cybersecurity breach, including a ransomware attack, that compromises the personal information of our guests or team members, either through an attack on our technological systems or those of third-party service providers that we rely on, could result in widespread negative publicity, damage to the reputation of our brands, a loss of consumers, an interruption of our business and legal liabilities.

From time to time we have been, and likely will continue to be, the target of attempted cybersecurity and other security threats, including those common to most industries and those targeting us, due to the confidential and consumer personal information we obtain through our electronic processing of credit and debit card transactions. The techniques and sophistication used to conduct cyber-attacks and breaches of information technology systems, as well as the sources and targets of these attacks, may take many forms (including phishing, social engineering, denial or degradation of service attacks, malware or ransomware), change frequently and are often not recognized until such attacks are launched or an unauthorized third party has already accessed our information systems for a period of time. A cybersecurity breach or even a perceived security breach or failure to appropriately respond to such a breach could result in litigation or investigations and enforcement from governmental authorities. Security breaches (including ransomware attacks) could also materially and adversely affect our reputation with consumers and third parties with whom we do business. It is possible that advances in computer capabilities, new discoveries, undetected fraud, inadvertent violations of our policies or procedures or other developments could result in a compromise of information or a breach of the technology and security processes that are used to protect consumer transaction data. We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences.

We are subject to a variety of continuously evolving laws and regulations regarding privacy, data security and the protection of personal information at the federal, state, local and foreign levels. For example, Brazil’s General Law for the Protection of Personal Data (“LGPD”) requires companies to meet certain requirements regarding the handling of personal data, including its use, collection, classification, processing, storage, protection, deletion, sharing and transfer of such data. Failure to meet the LGPD requirements could result in penalties of up to 2% of sales revenue or $50 million Brazilian Real, which, based on exchange rates of the date of this filing, is approximately $12 million U.S. dollars. Additionally, the California Consumer Privacy Act of 2018 (“CCPA”), which became effective January 1, 2020, provides a new private right of action to California residents related to data breaches and imposes new disclosure and other requirements on companies with respect to their data collection, use and sharing practices as they relate to California residents. In November 2020, California passed the California Privacy Rights Act of 2020 (also known as Proposition 24), which amended and expanded the CCPA, removed the cure period before which businesses can be penalized and created the California Privacy Protection Agency to enforce the state’s consumer data privacy laws. Following the enactment of the CCPA, in 2021, Virginia enacted the Virginia Consumer Data Protection Act of 2021 (“VCDPA”), and Colorado enacted the Colorado Privacy Act (“CPA”). We operate locations in California, Colorado and Virginia and collect the personal information of sufficient numbers of residents of those states such that the CCPA, VCDPA and CPA would be applicable to our operations. In addition, several other states are considering enacting similar comprehensive privacy legislation, state laws are changing rapidly and there is discussion in Congress of a new comprehensive federal data privacy law to which we would become subject if it is enacted, which may add additional complexity, variation in requirements, restrictions and potential legal risks, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs or changes in business practices and policies. We could be materially and adversely affected if legislation or regulations are expanded to require changes in business practices or privacy policies (particularly to the extent such changes would affect the manner in which we store, share, use, disclose, process and protect such data), or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition, results of operations, and prospects. In addition, even if legislation or regulation does not expand in a manner that affects our business directly, changing consumer attitudes or the perception of the use of personal information could also materially and adversely affect our business, financial condition, results of operations and prospects.

Because the interpretation and application of laws, regulations, standards and other obligations relating to data privacy and security are still uncertain and continuously evolving, it is possible that these laws, regulations, standards and other obligations may be interpreted and applied in a manner that is inconsistent with our data processing practices and policies. If our practices are not consistent, or are viewed as not consistent, with changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may also become subject to fines, audits, inquiries, whistleblower complaints, adverse media coverage, investigations, lawsuits, severe criminal or civil sanction or other penalties. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. If we fail, or are perceived to have failed, to properly respond to security breaches of our or third party’s information technology systems or fail to properly respond to consumer requests under the LGPD, CCPA, VCDPA or CPA, we could experience reputational damage, adverse publicity, loss of consumer confidence, reduced sales and profits, complications in executing our growth initiatives and regulatory and legal risk, including criminal penalties or civil liabilities. A claim or investigation resulting from a cyber or other security threat to our systems and data may have a material adverse effect on our business and the potential of incurring significant remediation costs. As cybersecurity and privacy laws and regulations evolve, we may also incur significant costs for additional technology, third-party services and personnel to maintain and improve our cybersecurity systems and privacy-related procedures. Any concerns about our data privacy and security practices, even if unfounded, could damage the reputation of our businesses and discourage potential users from using our products and services. Any of the foregoing could have an adverse effect on our business, financial condition, results of operations and prospects.

We may have contractual and other legal obligations to notify relevant stakeholders of any security breaches. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities, and others of security breaches involving certain types of data. Such mandatory disclosures are costly, could lead to negative publicity, may cause our guests to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach. A security breach could lead to claims by our guests, or other relevant stakeholders that we have failed to comply with such data security obligations and, as a result, we could be subject to legal action or loss of business from affected guests.

While we currently maintain cybersecurity insurance, such insurance may not be sufficient in type or amount to cover us against claims related to breaches, failures or other data security-related incidents, and we cannot be certain that cyber insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material and adverse effect on our business, financial condition and results of operations. Any of the foregoing could have an adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Indebtedness

The amount of money that we have borrowed and may in the future borrow could adversely affect our financial condition and operating activities.

As of April 2, 2023, we had $357 million aggregate principal amount of outstanding debt. As of April 2, 2023, on a pro forma basis after giving effect to the completion of our initial public offering and our use of

proceeds therefrom as set forth under “Use of Proceeds” we would have had $             million of outstanding debt, primarily under our 2018 Credit Facility. Our 2018 Credit Facility and any other debt incurred in the future, including our New Credit Facility, may have important consequences to holders of our common stock, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or other purposes may be impaired;

•	we may use a substantial portion of our cash flow from operations to service our indebtedness, rather than for operations or other purposes;

•	our level of indebtedness could place us at a competitive disadvantage compared to our competitors with proportionately less debt; and

•	our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited.

We intend to apply the net proceeds of this offering, together with borrowings under the New Credit Facility that we intend to obtain after the completion of this offering, to fully prepay amounts outstanding under our 2018 Credit Facility, to terminate the 2018 Credit Facility, and to pay fees and expenses associated with this offering, the borrowings under the New Credit Facility and the repayment and termination of our 2018 Credit Facility. However, we have not yet obtained binding commitments for the New Credit Facility. For more information, see “—We cannot assure you that we will be able to obtain the New Credit Facility to refinance the indebtedness under the 2018 Credit Facility, or that we will be able to refinance the indebtedness we will incur under the New Credit Facility.”

Our ability to make payments on our indebtedness and access the capital markets depends on our future performance, which will be affected by business, financial, economic and other factors, many of which we cannot control. If we do not have sufficient funds, we may not be able to refinance all or part of our then existing debt or may be required to sell assets or borrow at higher interest rates than our 2018 Credit Facility or, if borrowed, New Credit Facility. We may not be able to accomplish any of these alternatives on terms acceptable to us, if at all. In addition, the terms of existing or future debt agreements may restrict us from adopting any of these alternatives.

Our 2018 Credit Facility imposes, and our New Credit Facility will impose, operating and financial restrictions that may impair our ability to respond to changing business and industry conditions.

Our 2018 Credit Facility contains, and our New Credit Facility will contain, restrictions and covenants that generally limit our ability to, among other things:

•	incur additional indebtedness;

•	make investments and acquisitions;

•	incur liens or use assets as collateral in other transactions;

•	sell assets or merge with or into other companies;

•	pay dividends to, or purchase stock from, our stockholders;

•	enter into transactions with affiliates; and

•	create or permit restrictions on our subsidiaries’ ability to make payments to us.

Our 2018 Credit Facility includes, and we expect that the New Credit Facility will include, a springing financial maintenance covenant pursuant to which we will be required to maintain a First Lien Net Leverage Ratio not to exceed a certain level if as of the last day of any fiscal quarter the principal amount of revolving loans outstanding under the 2018 Credit Facility or New Credit Facility exceeds a certain percentage of the total revolving commitments thereunder (the “Springing Financial Maintenance Covenant”). If we breach the

Springing Financial Maintenance Covenant, the lenders under our revolving facility would have the right to declare borrowings to be immediately due and payable and terminate the revolving commitments. If the revolving lenders take such measures, our term lenders would also have the right to accelerate the term loans and exercise remedies under our 2018 Credit Facility or New Credit Facility, as applicable.

Breach of any of the foregoing provisions or failure to comply with the Springing Financial Covenant could result in a default under our 2018 Credit Facility or New Credit Facility, in which case our lenders would have the right to declare borrowings to be immediately due and payable. Our lenders may also accelerate payment of borrowings upon the occurrence of certain change of control events relating to us. If we are unable to repay borrowings when due, whether at maturity or following a default or change of control event, our lenders would have the right to take or sell assets pledged as collateral to secure the indebtedness. We expect the New Credit Facility will be secured by substantially all of our assets (including equity of our principal subsidiaries). Any such actions taken by our lenders or other creditors would have a material adverse effect on our business and financial condition.

In the event the applicable lenders or agents accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. If we were unable to repay or otherwise refinance these borrowings and loans when due, the applicable lenders or agents could proceed against the collateral granted to them to secure that indebtedness, which could cause us into bankruptcy or liquidation. Any acceleration of amounts due under the agreements governing our 2018 Credit Facility or New Credit Facility or future debt agreement or the exercise by the applicable lenders or agents of their rights under the security documents would likely have a material adverse effect on our business and operations. In addition, holders of our common stock may not receive any recovery in any such bankruptcy or liquidation proceedings.

We cannot assure you that we will be able to obtain the New Credit Facility to refinance the indebtedness under the 2018 Credit Facility, or that we will be able to refinance the indebtedness we will incur under the New Credit Facility.

There can be no assurance that the New Credit Facility will be obtained on the terms described herein, or at all. In order to obtain the New Credit Facility, we must first obtain commitments from lenders for the New Credit Facility, and agree on final definitive documentation for the New Credit Facility with the lenders. We may not be able to arrange such commitments, or the pricing, size, covenants or other terms of the facility may be less favorable than the New Credit Facility described herein, which could increase our interest costs, reduce our operational or financial flexibility, or reduce our access to liquidity. If we are unable to obtain binding commitments for the New Credit Facility on acceptable terms or at all, our 2018 Credit Facility will remain outstanding after this offering and we expect to apply the net proceeds from the offering of approximately $            , based on the midpoint of the price range on the cover of this prospectus, to partially repay the 2018 Credit Facility. We cannot assure you that after this offering we will obtain binding commitments for the New Credit Facility sufficient to refinance in full and terminate the 2018 Credit Facility. No assurance can be given that any refinancing or additional financing will be possible when needed or that we will be able to negotiate favorable terms. In addition, our access to capital is affected by prevailing conditions in the financial and capital markets and other factors beyond our control. There can be no assurance that market conditions will be favorable at the times that we require new or additional financing. Further, changes by any rating agency to our credit rating may negatively impact the value and liquidity of both our debt and equity securities, as well as the potential costs associated with refinancing our debt, including the 2018 Credit Facility and, if ultimately agreed, the New Credit Facility. Downgrades in our credit ratings could also affect the terms of any such financing and restrict our ability to obtain additional financing in the future. Failure to obtain the New Credit Facility or to refinance the indebtedness under the 2018 Credit Facility or the New Credit Facility could have a material adverse effect on our business, financial condition, results of operations and cash flows.

General Risk Factors

We face significant competition from other restaurant companies, which could adversely affect our business and financial performance and make it difficult to expand in new and existing markets.

We must compete successfully with other restaurant companies in existing or new markets in order to maintain and enhance our overall financial performance. The restaurant industry in the U.S. and international markets in which we operate is highly competitive in terms of price, quality of service, restaurant location, atmosphere, and type and quality of food. We compete with restaurant chains and independently owned restaurants (including, among others, churrascaria operators) for guests, restaurant locations and experienced management and staff. Some of our competitors have greater financial and other resources, have been in business for a longer period of time, have greater name recognition and are more established in the markets where we currently operate and where we plan to open new restaurants. Any inability to compete successfully with other restaurant companies may harm our ability to maintain or increase our revenue, force us to close one or more of our restaurants or limit our ability to expand our restaurant base. Restaurant closings would reduce our revenue and could subject us to significant costs, including severance payments to team members, write-downs of leasehold improvements, equipment, furniture and fixtures, and legal expenses. In addition, we could remain liable for remaining future lease obligations for any terminated restaurant locations.

Churrascaria operators and other competitors in the steakhouse sector of our industry have continued to open restaurants in recent years. If we overestimate demand for our restaurants or underestimate the popularity of competing restaurants, we may be unable to realize anticipated revenue from existing or new restaurants. Similarly, if any of our competitors opens additional restaurants in existing or targeted markets, we may realize lower than expected revenue from our restaurants. Any decrease in the number of restaurant guests for any of our existing or new restaurants due to competition could reduce our revenue and adversely affect our business and financial performance, which could cause the market price of our common stock to decline.

Our future success depends upon the continued appeal of our restaurant concept and we are vulnerable to changes to consumer preferences.

Our success depends, in considerable part, on the popularity of our menu offerings and the overall dining experience provided to guests by our restaurants. Any shift in consumer preferences away from our restaurant concept could negatively affect our financial performance. The restaurant industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and dining habits. Our sales could be impacted by shifts in consumer preferences arising from dietary concerns relating to calories, sodium or carbohydrates. Shifts in consumer preferences away from the kinds of food we offer, particularly beef and other meats, whether because of environmental or sustainability concerns, dietary or other health concerns or otherwise, would make our restaurants less appealing to consumers. There can be no assurance that consumers will continue to regard churrasco-inspired food favorably or that we will be able to develop new products that appeal to consumer preferences. Guest preferences may also be affected by a decline in the price of groceries which may increase the attractiveness of dining at home versus dining out. Our business, financial condition and results of operations depend in part on our ability to anticipate, identify and respond to changing consumer preferences. Any failure by us to anticipate and respond to changing guest preferences could make our restaurants less appealing and adversely affect our business.

Our liquidity could be adversely affected by adverse conditions in the financial markets or with respect to financial institutions.

Our available cash and cash equivalents are held in accounts with or managed by financial institutions and consist of cash in our operating accounts and cash and cash equivalents invested in money market funds. The amount of cash in our operating accounts exceeds the Federal Deposit Insurance Corporation insurance limits. While we monitor our accounts regularly and adjust our balances as appropriate, the valuation of or our access to these accounts could be negatively impacted if the underlying financial institutions fail or become subject to other adverse conditions in the financial markets. The operations of U.S. and global financial services institutions are interconnected and the performance and financial strength of specific institutions are subject to rapid change, the timing and extent of which cannot be known. To date, we have experienced no realized losses on or lack of access to our cash held in operating accounts or our invested cash or cash equivalents, however, we can provide no assurance that access to our cash held in operating accounts or our invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets or with respect to financial institutions.

Changes to estimates related to our property, fixtures and equipment, goodwill or operating results that are lower than our current estimates at certain restaurant locations may cause us to incur impairment charges, which may adversely affect our results of operations.

In accordance with accounting guidance as it relates to the impairment of long-lived assets, we make certain estimates and projections with regard to individual restaurant operations, as well as our overall performance, in connection with our impairment analyses for long-lived assets. When impairment triggers are deemed to exist for any location, the estimated undiscounted future cash flows are compared to its carrying value. If the carrying value exceeds the undiscounted cash flows, an impairment charge equal to the difference between the carrying value and the fair value is recorded. In the absence of extraordinary events, individual restaurants are excluded in our impairment analysis until they have been open for 36 months. An initial three-year operating plan is developed for each new restaurant and we remain committed to that plan barring unforeseen circumstances. For example, in Fiscal 2019, we recorded an impairment of the fixed assets of our Barra, Brazil restaurant, in the amount of $0.4 million due to a continuous decline in its financial performance and weak forecasts for future performance for that location.

Additionally, we test our reporting units for impairment of goodwill annually. We compare the fair value of the reporting unit, estimated using a combination of methodologies, to its carrying amount and, if the carrying amount of a reporting unit’s goodwill exceeds its fair value, we would measure the impairment loss. For example, in Fiscal 2020, we recorded an impairment charge of $10.2 million for our Brazil operations as the carrying value of the reporting unit exceeded its fair value. The projections of future cash flows, and application of other methodologies, used in these analyses require the use of judgment and a number of estimates and projections of future operating results. If actual results differ from our estimates, additional charges for asset impairments may be required in the future. If future impairment charges are significant, our reported operating results would be adversely affected.

Loss of key management personnel could hurt our business and inhibit our ability to operate and grow successfully.

Our success will continue to depend, to a significant extent, on our leadership team and other key management personnel. If we are unable to attract and retain sufficiently experienced and capable management personnel, our business and financial results may suffer. If members of our leadership team or other key management personnel leave, we may have difficulty replacing them, and our business may suffer. There can be no assurance that we will be able to successfully attract and retain our leadership team and other key management personnel that we need. We also do not maintain any key man life insurance policies for any of our team members.

Our current insurance policies may not provide adequate levels of coverage against all claims, and we may incur losses that are not covered by our insurance.

We maintain insurance coverage for a significant portion of our risks and associated liabilities with respect to general liability, property and casualty liability, liquor liability, employer’s liability and other insurable risks. However, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. For example, insurance covering liability for violations of wage and hour laws has not generally been available. We also self-insure for workers’ compensation and health benefits under plans with high deductibles. Losses for such uninsured claims, if they occur, could have a material adverse effect on our business and results of operations.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of January 1, 2023, we had gross U.S. federal and state net operating loss carryforwards of $17,549 and $10,019, respectively, and U.S. federal general business credits of $31,707. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” its ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. In general, an “ownership change” generally occurs if there is a cumulative change in our ownership by “5-percent stockholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We experienced an ownership change in the past and may experience ownership changes in the future as a result of future transactions in our stock, some of which may be outside our control. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards, or other pre-change tax attributes, to offset U.S. federal and state taxable income may be subject to significant limitations. A portion of the general business credit carryforwards are subject to limitations under Sections 382 and 383, but due to the accumulation of annual allowances, as of January 1, 2023, the attributes are no longer subject to limitation. The U.S. federal net operating loss carryforwards and certain conforming state jurisdictions have unlimited net operating loss carryforward periods. For state jurisdictions that do not conform to the unlimited net operating loss carryforward period, the net operating loss carryforwards begin to expire in 2025, with carryforward periods ranging from 5 to 20 years. The general business credit carryforwards will begin to expire in 2032.

Risks Related to this Offering, Ownership of Our Common Stock and Our Governance Structure

The Rhône Funds have a substantial ownership interest in our common stock. Conflicts of interest may arise because some of our directors are principals of Rhône.

After giving effect to this offering, we expect that the Rhône Funds will beneficially own approximately             % of our outstanding common stock (or             % if the underwriters’ option to purchase additional shares is exercised in full). As a consequence, Rhône is able to control matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets, and any other significant transaction. The interests of Rhône may not always coincide with our interests or the interests of our other stockholders.

Rhône could invest in entities that directly or indirectly compete with us. As a result of these relationships, when conflicts arise between the interests of Rhône and the interests of our stockholders, these directors may not be disinterested. The representatives of Rhône on our Board of Directors, by the terms of our amended and restated certificate of incorporation, are not required to offer us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies or investment funds in which they have an investment or advisory agreement, unless such opportunity is expressly offered to them solely in their capacity as our directors.

Rhône may have conflicts of interest with other stockholders in the future.

Rhône may exert significant influence over, and could control, matters requiring stockholder approval, including the election of directors and approval of major corporate transactions. In addition, this concentration of ownership may delay or prevent a change of control of our company and make some transactions more difficult or impossible without the support of Rhône.

The interests of Rhône may not always be consistent with the interests of our company or of other stockholders. Accordingly, Rhône could cause us to enter into transactions or agreements of which holders of our common stock would not approve or make decisions with which such holders would disagree.

Rhône is in the business of making investments in companies and could from time to time acquire and hold interests in businesses that compete with us. Rhône may also pursue acquisition opportunities that may be complementary to our business, and as a result, desirable acquisitions may not be available to us.

An active market for our common stock may not develop, which could make it difficult for you to sell your shares at or above the initial public offering price.

Prior to this offering, there is no public market for shares of our capital stock. We have applied to list our common stock on NYSE under the symbol FOGO. However, we cannot assure you that an active public trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be active or sustained. Accordingly, we cannot assure you as to the liquidity of any such market, your ability to sell your shares of common stock or the prices that you may obtain upon sale of your shares. As a result, you could lose all or part of your investment in our common shares.

We are a “controlled company” within the meaning of NYSE rules and, as a result, are exempt from certain corporate governance requirements.

Upon completion of this offering, the Rhône Funds will continue to hold capital stock representing a majority of our outstanding voting power. So long as the Rhône Funds maintain holdings of more than 50% of the voting power of our capital stock, we will be a “controlled company” within the meaning of NYSE corporate governance standards. Under these standards, a company need not comply with certain corporate governance requirements, including:

•	the requirement that a majority of our board of directors consist of “independent directors” as defined under NYSE rules;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, or otherwise have director nominees selected by vote of a majority of the independent directors; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

If we are eligible to do so following this offering, we intend to utilize these exemptions. As a result, we would not have a majority of independent directors on our board of directors and our compensation committee and nominating and corporate governance committee would not consist entirely of independent directors and will not be subject to annual performance evaluations. If we are no longer eligible to rely on the controlled company exception, we will comply with all applicable NYSE corporate governance requirements, but we will be able to rely on phase-in periods for certain of these requirements in accordance with NYSE rules. Accordingly, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all NYSE corporate governance requirements.

The market price of our common stock may decline, and you could lose all or a significant part of your investment.

The initial public offering price for our common stock was determined by negotiations between us and the underwriters and does not purport to be indicative of market prices after this offering. The market price of, and trading volume for, our common stock may be influenced by many factors, some of which are beyond our control, including, among others, the following:

•	variations in our quarterly or annual operating results;

•	changes in our earnings estimates (if provided) or differences between our actual financial and operating results and those expected by investors and analysts;

•	initiatives undertaken by our competitors, including, for example, the opening of restaurants in our existing markets;

•	actual or anticipated fluctuations in our or our competitors’ results of operations, and our and our competitors’ growth rates;

•	the failure of securities analysts to cover our common stock, or changes in estimates by analysts who cover us and competitors in our industry;

•	recruitment or departure of key personnel;

•	adoption or modification of laws, regulations, policies, procedures or programs applicable to our business or announcements relating to these matters;

•	any increased indebtedness we may incur in the future;

•	actions by stockholders;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships;

•	capital commitments;

•	the expiration of lock-up agreements entered into by our existing stockholders in connection with our initial public offering;

•	economic conditions;

•	geopolitical incidents; and

•	investor perceptions of us, our competitors and our industry.

As a result of these and other factors, our stockholders may experience a decrease, which could be substantial, in the value of their shares of our common stock, including decreases unrelated to our financial performance or prospects.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

The market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, stockholders may be unable to resell shares of our common stock at or above their purchase price, if at all. The market price of our common stock may fluctuate or decline significantly in the future.

Certain broad market and industry factors may materially decrease the market price of our common stock, regardless of our actual operating performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including recently. In addition, in the past, following periods of volatility in the overall market and decreases in the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Future sales of our common stock could cause the market price of such shares to fall.

If our existing stockholders sell substantial amounts of our common stock, the market price of our common stock could decrease significantly. The perception in the public market that major stockholders might sell substantial amounts of our common stock could also depress the market price of our common stock. A decline in the market price of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Immediately after completion of this offering, we will have                      shares of common stock outstanding, including shares that will be beneficially owned by the Rhône Funds. In general, the common stock sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. In addition, under lock-up agreements entered into by us, our officers, directors and holders of all or substantially all our outstanding common stock in connection with this offering, the remaining shares of our common stock outstanding immediately after this offering will become eligible for sale in the public markets from time to time, subject to Securities Act restrictions, following expiration of an 180-day lock-up period.

Morgan Stanley & Co. LLC, BofA Securities, Inc. and Jefferies LLC may, in their sole discretion and at any time or from time to time, without notice, release all or any portion of the shares of common stock subject to the lock-up agreements for sale in the public and private markets prior to expiration of the 180-day lock-up period. The market price for our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse or if those restrictions on resale are waived. A decline in the market price of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Purchasers of common stock in this offering will experience immediate dilution.

If you purchase shares of our common stock in this offering, the value of those shares based on our book value will immediately be less than the price you paid. This reduction in the value of your shares is known as dilution. Dilution occurs mainly because our earlier investors paid substantially less than the initial public offering price when they acquired their shares of our capital stock. If you purchase shares in this offering, you will incur immediate dilution of $             in the net tangible book value per share. In addition, if we raise funds through equity offerings in the future, the newly issued shares will further dilute your percentage ownership interest in our company.

The market price of our common stock could decline if securities or industry analysts do not publish research or reports about our company or if they downgrade us or other restaurant companies in our industry.

The market price of our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not influence or control the reporting of these analysts. In addition, if no analysts provide coverage of our company or if one or more of the analysts who do cover us downgrade shares of our company or other companies in our industry, the market price of our common stock could be negatively impacted. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which could, in turn, cause the market price of our common stock to decline.

Future offerings of equity by us may adversely affect the market price of our common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our common stock or by offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Opening new restaurants in existing and new markets could require substantial additional capital in excess of cash from operations. We would expect to finance the capital required for new restaurants through a combination of additional issuances of equity, corporate indebtedness and cash from operations.

Issuing additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us.

Our amended and restated bylaws will provide, to the fullest extent permitted by law, that unless we consent to the selection of an alternative forum, a state or federal court located within the state of Delaware will, with certain limited exceptions, be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated bylaws will require, to the fullest extent permitted by law, that a state or federal court located within the state of Delaware will, with certain limited exceptions, be the sole and exclusive forum for the following types of actions or proceedings: (1) any derivative action or proceeding brought on the Company’s behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of the Company’s directors, officers, employees, or agents to us or the Company’s stockholders; (3) any action asserting a claim against the Company arising pursuant to any provision of the Delaware General Corporate Law (“DGCL”) or our amended and restated certificate of incorporation or amended and restated bylaws; (4) any action to interpret, apply, enforce, or determine the validity of the Company’s amended and restated certificate of incorporation or amended and restated bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated bylaws. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or employees, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder and may therefore bring a claim in another appropriate forum. We cannot be certain that a court will decide that this provision is either applicable or enforceable, and if a court were to find the choice of forum provision contained in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Our amended and restated bylaws will provide that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both federal and state courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the amended and restated bylaws will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act and the rules and regulations thereunder. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

We do not intend to pay cash dividends for the foreseeable future.

We intend to retain all of our earnings for the foreseeable future to fund the operation and growth of our business and to repay indebtedness, and therefore, we do not anticipate paying any cash dividends to holders of our capital stock for the foreseeable future. Any future determination regarding the payment of any dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, liquidity, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not invest in our common stock.

Our future capital requirements are uncertain, and we may have difficulty raising money in the future on acceptable terms, if at all.

Our capital requirements depend on many factors, including the amounts required to open new restaurants and to service our indebtedness. To the extent that our capital resources are insufficient to meet these requirements, we may need to raise additional funds through financings or curtail our growth, reduce our costs and expenses, or sell certain of our assets. Any additional equity offerings or debt financings may be on terms that are not favorable to us. Equity offerings could result in dilution to our stockholders, and equity or debt securities issued in the future may have rights, preferences and privileges that are senior to those of our common stock. If our need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital.

Provisions of our charter documents, Delaware law and other documents could discourage, delay or prevent a merger or acquisition at a premium price.

Our amended and restated certificate of incorporation and bylaws include provisions that:

•

permit us to issue preferred stock in one or more series and, with respect to each series, fix the number of shares constituting the series and the designation of the series, the voting powers, if any, of the shares of the series and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series;

•	restrict the ability of stockholders to act by written consent or to call special meetings;

•	require the affirmative vote of 66 2/3% of the outstanding shares entitled to vote to approve certain transactions or to amend certain provisions of our certificate of incorporation or bylaws;

•	limit the ability of stockholders to amend our certificate of incorporation and bylaws;

•	require advance notice for stockholder proposals;

•	establish a classified board of directors with staggered three-year terms;

•	provide that our amended and restated bylaws can be amended by the board of directors;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies in our board of directors may, except as otherwise required, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum; and

•

contain advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

These provisions may discourage, delay or prevent a merger or acquisition of our company, including a transaction in which the acquiror may offer a premium price for our common stock.

Our equity incentive plans also permit vesting of stock options and restricted stock, and payments to be made to the team members thereunder, in connection with a change of control of our company, which could discourage, delay or prevent a merger or acquisition at a premium price. In addition, our 2018 Credit Facility includes and other debt incurred by us in the future, including the New Credit Facility, may include, provisions entitling the lenders to demand immediate repayment of borrowings upon the occurrence of certain change of control events relating to our company, which also could discourage, delay or prevent a business combination transaction.

The future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise will dilute all other stockholdings.

After this offering, assuming the underwriters exercise their option to purchase additional shares in full, we will have an aggregate of              shares of common stock authorized but unissued and not reserved for issuance under our incentive plans (including an estimated              shares of our common stock issuable upon grant or vesting of awards that we expect to grant to non-employee directors and team members shortly after the closing of this offering). We may issue all of these shares of common stock without any action or approval by our stockholders, subject to certain exceptions. Any common stock issued in connection with our incentive plans, the exercise of outstanding stock options or otherwise would dilute the percentage ownership held by the investors who purchase common stock in this offering.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

We, the Rhône Funds and other holders of our common stock that do not receive such shares in this offering will, subject to certain exceptions, be subject to certain resale restrictions with respect to our common stock or any securities convertible into or exercisable or exchangeable for our common stock for a period of 180 days from the date of this prospectus. See “Certain Relationships and Related Party Transactions” and “Underwriting (Conflicts of Interest)”. The representatives for the underwriters, at any time and without notice, may upon request release all or any portion of the shares of common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then such shares will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

Our costs could increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

As a public company and particularly after we cease to be an “emerging growth company” (to the extent that we take advantage of certain exceptions from reporting requirements that are available under the JOBS Act as an emerging growth company), we could incur significant legal, accounting and other expenses not presently incurred. In addition, Sarbanes-Oxley, as well as rules promulgated by the SEC and the NYSE, require us to adopt corporate governance practices applicable to U.S. public companies. These rules and regulations may increase our legal and financial compliance costs.

Sarbanes-Oxley, as well as rules and regulations subsequently implemented by the SEC and the NYSE, have imposed increased disclosure and enhanced corporate governance practices for public companies. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards are likely to result in increased expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. We may not be successful in implementing these requirements and implementing them could adversely affect our business, results of operations and financial condition. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our financial results on a timely and accurate basis could be impaired.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation to be adopted in connection with this offering will provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated certificate of incorporation will also permit us to purchase insurance on behalf of any officer, director, team member or other agent for any liability arising out of that person’s actions as our officer, director, team member or agent, regardless of whether Delaware law would permit indemnification. We have entered into indemnification agreements with each of our current and future directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

In addition, our amended and restated certificate of incorporation to be adopted in connection with this offering will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

The above limitations on liability and our indemnification obligations limit the personal liability of our directors and officers for monetary damages for breach of their fiduciary duty as directors by shifting the burden of such losses and expenses to us. Certain liabilities or expenses covered by our indemnification obligations may not be covered by our directors’ and officers’ liability insurance or the coverage limitation amounts may be exceeded. As a result, any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

We are an “emerging growth company” and comply with reduced reporting requirements applicable to emerging growth companies.

We are an emerging growth company, as defined in the JOBS Act, and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, even if we begin to comply with the greater obligations of public companies that are not emerging growth companies, we may avail ourselves of the reduced requirements applicable to emerging growth companies from time to time in the future. We cannot predict whether our common stock is less attractive if we choose to rely on these exemptions. If our common stock is less attractive as a result of our reliance on the available exemptions, there may be a less active trading market for our common stock and our stock price may be more volatile.

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to use this extended transition period under the JOBS Act until such time the Company is no longer considered to be an emerging growth company.

We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

Following the completion of this offering, we are required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a negative effect on our results of operations, financial condition or business.

As a public company, we will be subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we implement and maintain effective disclosure controls and procedures and internal controls over financial reporting. To implement, maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our results of operations, financial condition or business.

As an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain temporary exemptions from various reporting requirements including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We may also delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, as permitted by the JOBS Act.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an emerging growth company as defined in the JOBS Act.

When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Certain members of our management team have limited recent experience managing a public company, and our current resources may not be sufficient to fulfill our public company obligations.

As a public company, we are subject to various regulatory requirements, including those of the SEC. These requirements relate to, among other matters, record keeping, financial reporting and corporate governance. Certain members of our management team have limited recent experience in managing a public company, and our internal infrastructure may not be adequate to support our increased regulatory obligations. Further, we may be unable to hire, train or retain necessary staff and may initially be reliant on engaging outside consultants or professionals to overcome our lack of experience. After this offering, we will be required to maintain adequate internal infrastructure, engage outside consultants and otherwise fulfill our public company obligations.

As a public company, we are obligated to develop and maintain proper and effective internal control over financial reporting, and any failure to maintain the adequacy of internal control may adversely affect investor confidence in our company and, as a result, the value of our common shares.

The Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and disclosure controls and procedures quarterly. At a future date to be determined based on the facts and circumstances of the Company in accordance with the applicable rules and regulations, we will be required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. Section 404 of Sarbanes-Oxley also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to utilize the provision exempting us from the requirement that our independent registered public accounting firm provide an attestation on the effectiveness of our internal control over financial reporting.

During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or other deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or other deficiency in our internal control over financial reporting once that firm begins its Section 404 audits of internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common shares could decline, and we could be subject to sanctions or investigations by the SEC, the NYSE or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts, such as statements regarding our future financial condition or results of operations, our prospects and strategies for future growth, the development and introduction of new products, and the implementation of our marketing and branding strategies. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “seeks,” “intends,” “targets” or the negative of these terms or other comparable terminology.

The forward-looking statements contained in this prospectus reflect our current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that our assumptions are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. Readers are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These factors include without limitation:

•	changes in general economic or market conditions, including inflation, in the United States and in international markets in which we operate, including Brazil, Mexico and the Middle East;

•	increased competition in our industry;

•	our ability to manage operations at our current size or manage growth effectively;

•	our ability to locate suitable locations to open new restaurants and to attract guests to our restaurants;

•	the fact that we will rely on our operating subsidiaries to provide us with distributions to fund our operating activities, which could be limited by law, regulation or otherwise;

•	our ability to continually innovate and provide our consumers with innovative dining experiences;

•	the ability of our suppliers to deliver meat and other proteins and food items in a timely or cost-effective manner;

•	our lack of long-term supplier contracts, our concentration of suppliers and distributors and potential increases in the price of meat and other proteins and food items;

•	our ability to successfully expand in the United States and in international markets;

•	risk associated with our international operations, presently in Brazil, Mexico and the Middle East, and any other future international operations;

•

the severity, extent and duration of the COVID-19 pandemic, its impacts on our business and results of operations, financial condition and liquidity, including any adverse impact on our stock price and on the other factors listed below, and the responses of federal, state, local and foreign governments to the pandemic;

•	our ability to raise money, including as indebtedness under our New Credit Facility, and maintain sufficient levels of cash flow;

•	conflicts of interest with Rhône;

•

the fact that upon listing of our common stock, we will be considered a “controlled company” and exempt from certain corporate governance rules primarily relating to board independence, and we intend to use some or all of these exemptions;

•	our ability to effectively market and maintain a positive brand image;

•	changes in, noncompliance with or liabilities under laws and regulations, including climate change and environmental and sustainability matters;

•	our ability to attract and maintain the services of our senior management and key team members;

•	the availability and effective operation of management information systems and other technology;

•	our ability to obtain, maintain, protect and enforce our intellectual property rights;

•	our ability to protect our information technology systems from interruption or security breach, including cybersecurity threats, and to protect consumer data and personal team member information;

•	changes in consumer preferences or changes in demand for upscale dining experiences;

•	our ability to accurately anticipate and respond to seasonal or quarterly fluctuations in our operating results;

•	our ability to maintain effective internal controls or the identification of additional material weaknesses;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•	changes in accounting standards; and

•	other risks described in the “Risk Factors” section of this prospectus.

Although we believe that the assumptions inherent in the forward-looking statements contained in this prospectus are reasonable, undue reliance should not be placed on these statements, which only apply as of the date hereof. Except as required by applicable securities law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $             million, based upon an assumed initial public offering price of $             per share of common stock, the midpoint of the price range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering to repay outstanding obligations under the 2018 Credit Facility, and together with borrowings under our New Credit Facility that we intend to obtain after the completion of this offering, to fully repay indebtedness of approximately $343.9 million outstanding under our 2018 Credit Facility and to pay fees and expenses associated with this offering. Following completion of this offering, we intend to obtain the New Credit Facility and to use the proceeds to repay in full all remaining amounts outstanding under and to terminate the 2018 Credit Facility. The outstanding balance on our 2018 Credit Facility is comprised of our Original Term Loan and the Refinancing Term Loan, both of which mature on April 5, 2025. The borrowings repaid under our 2018 Credit Facility accrue variable interest based on our total net leverage ratio with applicable margins to the Eurodollar Rate (or Term SOFR in the case of the Refinancing Term Loan) or the Base Rate. As of January 1, 2023, our Original Term Loan bore interest at a rate of 4.25% plus LIBOR and our Incremental Term Loan bore interest at a rate of 12.50% plus LIBOR. On March 3, 2023, we incurred the Refinancing Term Loan, the proceeds of which were applied to repay the Incremental Term Loan in full. As of March 3, 2023, the Refinancing Term Loan bore interest at a rate of 7.00% plus term SOFR.

Following this offering and negotiation, entry into and borrowing under our New Credit Facility, we expect to have approximately $                     of senior secured term loans outstanding and access to an additional $                     committed revolving credit facility under our New Credit Facility. The amount, maturity, interest rates and other terms of the New Credit Facility are subject to continuing negotiations with prospective lenders. We have not yet obtained binding commitments for the New Credit Facility. If we are unable to obtain binding commitments for the New Credit Facility on acceptable terms or at all, our 2018 Credit Facility will remain outstanding after this offering and we expect to apply the net proceeds from the offering of approximately $            , based on the midpoint of the price range on the cover of this prospectus, to partially repay the 2018 Credit Facility. We cannot assure you that after this offering we will obtain binding commitments for the New Credit Facility sufficient to refinance in full and terminate the 2018 Credit Facility. For more information, see “Risk Factors—Risks Related to our Indebtedness”—We cannot assure you that we will be able to obtain the New Credit Facility to refinance the indebtedness under the 2018 Credit Facility, or that we will be able to refinance the indebtedness we will incur under the New Credit Facility. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Facility.”

A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease, respectively, the net proceeds to us from this offering by approximately $             assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Affiliates of Credit Suisse Loan Funding LLC, that are affiliates of our underwriters in this offering, are lenders under our 2018 Credit Facility and will be repaid with a portion of the proceeds of this offering, together with borrowings from the New Credit Facility. Because affiliates of Credit Suisse Securities (USA) LLC are lenders under our 2018 Credit Facility and each will receive 5% or more of the net proceeds of this offering, Credit Suisse Securities (USA) LLC is deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA. As a result, this offering will be conducted in accordance with FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of FINRA Rule 5121. See “Underwriting (Conflicts of Interest).”

We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholder pursuant to the underwriters’ over-allotment option. We have agreed to pay the expenses of the selling stockholder related to this offering other than the underwriting discounts and commissions.

DIVIDEND POLICY

Prior to 2022, we did not historically pay dividends on our common stock and following this offering, we do not expect to pay dividends on our common stock for the foreseeable future. However, we paid a cash dividend of $40 million on April 25, 2022, to our principal stockholder. The dividend, which was funded from cash and cash equivalents, exceeded our net income of $31.2 million for the twelve months ended April 3, 2022 by $8.8 million, which may be deemed a distribution in contemplation of this offering. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.

Following the offering, we do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future, if any, will be used for the operation and growth of our business or to repay indebtedness.

Any future determination to declare and pay cash dividends will be at the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, liquidity, contractual restrictions, restrictions imposed by our current and future financing arrangements and such other factors as our board of directors deems relevant. The terms of our 2018 Credit Facility also restrict, and terms of our New Credit Facility will restrict, the ability of our subsidiary, Fogo de Chão, Inc., to make distributions to us, which in turn restricts our ability to pay dividends on our common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—2018 Credit Facility” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—New Credit Facility.”

Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to this Offering, Ownership of Our Common Stock and Our Governance Structure—We do not intend to pay cash dividends for the foreseeable future.”

CAPITALIZATION

The following table describes our cash and cash equivalents and capitalization as of April 2, 2023. Our capitalization is presented:

•	on an actual basis; and

•

on a pro forma basis, reflecting (i) the consummation of a stock split effected upon the closing of this offering pursuant to which each share held by the holder of common stock will be reclassified into              shares, (ii) the sale by us of             shares of our common stock in this offering at the assumed initial public offering price of $             per share of common stock, the midpoint of the price range on the cover of this prospectus, and after deducting estimated offering expenses and estimated underwriting discounts and commissions payable by us, (iii) the consummation of the partial prepayment of our 2018 Credit Facility and (iv) the application of the net proceeds from this offering as set forth under “Use of Proceeds.”

You should read the information below with the sections entitled “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of April 2, 2023
	Actual(4)	Pro Forma (1)(3)
	(dollars in thousands)
Cash and cash equivalents	$29,722		$

Debt:
Revolving credit facility under 2018 Credit Facility	$—	$
Term Loans(5)	340,953
Woodforest Bank Loan	11,100

Total debt, including current portion (2)	352,053
Equity:(3)
Shareholder’s equity
Preferred stock, $0.01 par value; no shares authorized, actual; no shares authorized, none issued and outstanding pro forma	—
Common stock, $0.01 value; 1,000 shares authorized, 1,000 issued and outstanding, actual; authorized, issued and outstanding, pro forma	—
Additional paid-in capital	260,657
Accumulated deficit	(38,858)
Accumulated other comprehensive loss	(16,177)

Total shareholder’s equity	205,622

Total capitalization	$557,675

(1)

A $1.00 increase or decrease in the assumed public offering price of $             per share of common stock, the midpoint of the price range on the cover of this prospectus, would increase or decrease, respectively, each of additional paid-in capital, total shareholders’ equity and total capitalization by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	As of April 2, 2023, the total amount available to be borrowed under our revolving credit facility was approximately $35.2 million, and we had access to $0.1 million under the Woodforest Bank Loan.

(3)

Pro forma amounts give effect to the consummation of a stock split to be effected upon the closing of this offering pursuant to which each share held by the holder of common stock will be reclassified into             shares.

(4)	Actual amounts do not give effect to the consummation of the stock split to be effected upon the closing of this offering.
(5)

This amount is presented net of the unamortized original issuance discount and unamortized deferred financing costs of $1.5 million and $3.6 million, respectively. As of April 2, 2023, the aggregate principal amount outstanding was $346 million.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

Our historical net tangible book value as of April 2, 2023 was approximately $             , or approximately $             per share. Historical net tangible book value per share is determined by dividing the amount of our net tangible book value, or total tangible assets less total liabilities, as of April 2, 2023 by the number of shares of our common stock outstanding as of April 2, 2023 after giving effect to the 1-for-             stock split of our common stock to be upon the closing of this offering.

Dilution to new investors represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to (i) the sale by us of             shares of our common stock in this offering at the assumed initial public offering price of $             per share of common stock, the midpoint of the price range on the cover of this prospectus, and after deducting estimated offering expenses and estimated underwriting discounts and commissions payable by us and (ii) the application of the net proceeds from this offering, as set forth under “Use of Proceeds,” our pro forma net tangible book value as of April 2, 2023 would have been $            , or $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $             per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Historical net tangible book value per share as of April 2, 2023

Increase in historical net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after this offering
Dilution in pro forma net tangible book value per share to new investors	$

A $1.00 increase (decrease) in the assumed public offering price of $             per share of common stock, the midpoint of the price range on the cover of this prospectus, would increase (decrease) our pro forma net tangible book value after this offering by $            , our pro forma net tangible book value per share after this offering by $             per share of common stock, and the dilution in pro forma net tangible book value to new investors in this offering by $             per share of common stock, assuming the number of shares on the cover of this prospectus remains the same.

The following table sets forth, on a pro forma basis as of April 2, 2023, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors who purchase shares of common stock in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price of $             per share of common stock, the midpoint of the price range on the cover of this prospectus and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
(dollars in thousands)	Number	Percent	Amount	Percent
Existing stockholders %
New investors %

Total %

A $1.00 increase (decrease) in the assumed public offering price of $             per share of common stock, the midpoint of the price range on the cover of this prospectus, would increase (decrease) total consideration paid by new investors by approximately $            , and increase (decrease) the percent of total consideration paid by all new investors by             (assuming the number of shares on the cover of this prospectus remains the same).

Upon completion of this offering, our existing stockholders will own            %, and new investors will own            % of the total number of shares of common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own            %, and new investors would own            %, of the total number of shares of common stock outstanding after this offering.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this this prospectus.

The following unaudited pro forma consolidated statement of operations for the fiscal year ended January 1, 2023 and the unaudited pro forma consolidated statement of operations for the 13 weeks ended April 2, 2023 give pro forma effect to the initial public offering as if the offering were completed on January 2, 2022. The unaudited pro forma consolidated balance sheet as of April 2, 2023 gives pro forma effect to the initial public offering as if the offering were completed on April 2, 2023.

The unaudited pro forma consolidated financial information presents our consolidated financial position and results of operations to reflect (i) the sale and issuance of common stock pursuant to the offering and (ii) the use of proceeds from this offering to repay $             million of outstanding obligations under the 2018 Credit Facility.

For purposes of the unaudited pro forma consolidated financial information presented in this prospectus, we have assumed that             shares of common stock will be issued by us at a price per share equal to the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The amounts below are presented under the assumption that the underwriters do not exercise their option to purchase additional shares of common stock. Fogo Hospitality, Inc’s. historical consolidated financial information has been derived from its consolidated financial statements and accompanying notes included elsewhere in this prospectus. The pro forma amounts below are presented after giving effect to the 1-for-             stock split of our common stock to be effected upon the closing of this offering.

The following unaudited pro forma consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”. Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the initial public offering (“Transaction Accounting Adjustments”).

As a public company, we are implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal, and administrative personnel, increased auditing and legal expenses, and other related costs. Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and would be based on subjective estimates and assumptions that could not be factually supported. We have not included any pro forma adjustments related to these costs.

The unaudited pro forma consolidated financial information is provided for informational purposes only and is not necessarily indicative of the operating results that would have occurred if the initial public offering had been completed as of the dates set forth above, nor is it indicative of our future results. The unaudited pro forma consolidated financial information also does not give effect to the potential impact of any anticipated synergies, operating efficiencies, or cost savings that may result from the offering.

The unaudited pro forma financial information should be read in conjunction with the “Use of Proceeds,” “Summary Consolidated Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes included elsewhere in this prospectus.

FOGO HOSPITALITY, INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(in thousands, except share and per share amounts)

As of April 2, 2023

	Historical Fogo Hospitality, Inc.	Transaction Accounting Adjustments		Pro Forma Fogo Hospitality, Inc.
Assets
Current assets:
Cash and cash equivalents	$29,722	$	(a)
Accounts receivable, net of allowances of $0	15,123
Other receivables	12,761
Inventories	7,116
Prepaid expenses	2,231
Other current assets	8,048		(c)

Total current assets	75,001
Property and equipment, net	202,943
Operating lease right-of-use assets	167,409
Goodwill	240,812
Intangible assets, net	156,578
Liquor licenses	3,458
Other assets	3,833

Total assets	$850,034

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable and accrued expenses	$56,531	$
Deferred revenue	20,343
Current portion of long-term debt	3,242
Current portion of operating lease liabilities	21,209

Total current liabilities	101,325
Long-term debt, less current portion	348,811
Operating lease liabilities, less current portion	180,884		(b)
Other noncurrent liabilities	3,486
Deferred taxes	9,906

Total liabilities	$644,412

Commitments and contingencies
Shareholder’s equity:
Common stock	—
Additional paid-in capital	260,657		(d)
Accumulated deficit	(38,858)
Accumulated other comprehensive loss	(16,177)

Total shareholder’s equity	205,622

Total liabilities and shareholder’s equity	$850,034

FOGO HOSPITALITY, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except share and per share amounts)

For the 13 weeks ended April 2, 2023

	Historical Fogo Hospitality, Inc.	Transaction Accounting Adjustments		Pro forma Fogo Hospitality, Inc.
Revenue	$152,412	$
Restaurant operating costs:
Food and beverage	44,173
Compensation and benefits	39,713
Occupancy and other	27,243

Total restaurant operating costs (excluding depreciation and amortization)	111,129
Marketing and advertising	4,003
General and administrative	10,211		(f)
Restaurant opening	2,722
Loss on extinguishment of debt	1,106
Depreciation and amortization	7,802
Other operating (income) expense, net	65

Total operating costs	137,038

Income (loss) from operations	15,374
Other income (expense):	—
Interest expense, net	(8,894)		(e)
Interest income	123
Other expense	(67)

Total other expense	(8,838)

Income (loss) before income taxes	6,536		(e)(f)(g)
Income tax expense (benefit)	1,142

Net income (loss) attributable to Fogo Hospitality, Inc.	$5,394	$

Net income (loss)	$5,394	$
Net income (loss) per common share attributable to Fogo Hospitality, Inc.
Basic and diluted	5,394
Weighted-average common shares outstanding
Basic and diluted(1)	1,000
Pro forma earnings per share		$
Pro forma basic and diluted
Pro forma weighted-average number of shares
Pro forma basic and diluted(1)

(1)	Share amounts are rounded to the nearest whole share.

FOGO HOSPITALITY, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except share and per share amounts)

For the 52 weeks ended January 1, 2023

	Historical Fogo Hospitality, Inc.	Transaction Accounting Adjustments		Pro forma Fogo Hospitality, Inc.
Revenue	$545,831	$
Restaurant operating costs:
Food and beverage	160,478
Compensation and benefits	132,914
Occupancy and other	101,155

Total restaurant operating costs (excluding depreciation and amortization)	394,547
Marketing and advertising	17,099
General and administrative	31,149		(f)
Restaurant opening	9,822
Depreciation and amortization	30,214
Other operating (income) expense, net	(444)

Total operating costs	482,387

Income (loss) from operations	63,444
Other income (expense):	—
Interest expense, net	(26,781)		(e)
Interest income	169
Other expense	(789)

Total other expense	(27,401)

Income (loss) before income taxes	36,043		(e)(f)(g)
Income tax expense (benefit)	5,704

Net income (loss) attributable to Fogo Hospitality, Inc.	$30,339	$

Net income (loss)	$30,339	$
Net income (loss) per common share attributable to Fogo Hospitality, Inc.
Basic and diluted	30,339
Weighted-average common shares outstanding
Basic and diluted(1)	1,000
Pro forma earnings per share(2)		$
Pro forma basic and diluted
Pro forma weighted-average number of shares
Pro forma basic and diluted(1)

(1)	Share amounts are rounded to the nearest whole share.
(2)

Pro forma earnings per share reflects the consummation of the stock split to be effected upon the closing of the offering, pursuant to which each share will be reclassified into shares of our common stock, and assumes no exercise by the underwriters of their option to purchase up to an additional shares of our common stock.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

1. Adjustments to Unaudited Pro Forma Consolidated Financial Information

Adjustments to the unaudited pro forma consolidated balance sheet as of April 2, 2023 are as follows:

a.	Represents the gross proceeds from this offering, net of offering related transaction costs, and net of payments of long-term debt as of April 2, 2023, as follows:

Gross proceeds from offering	$
Payment of underwriting discounts and commissions

Offering proceeds, less underwriting discounts and commissions
Payment of offering related transaction costs

Net proceeds from offering
Payment of long-term debt

Net proceeds remaining	$

Additionally, the adjustment to common stock represents the result of the stock split of 1 to             and the issuance of             common shares at par value.

b.

Represents a net decrease to long-term debt, due to the partial repayment of the 2018 Credit Facility using the net proceeds from the equity offering. See note (a) and “Prospectus Summary—Use of Proceeds and Subsequent Expected Refinancing Transaction.”

c.

Reflects deferred costs associated with this offering, including certain legal, accounting and other related costs, which have been recorded in prepaid expenses and other current assets on the consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.

d.

Reflects the effect on additional paid in capital due to the net proceeds from the equity offering in addition to the granting of             of fully vested restricted shares in Fogo Hospitality, Inc. (see note (f))

Adjustments related to the unaudited pro forma consolidated statements of operations for the 13 weeks ended April 2, 2023 and for the 52 Weeks Ended January 1, 2023, as follows:

e.

Reflects a net change in interest expense due to changes in the debt balance as described in note (b), as follows (in thousands). If the remaining indebtedness under the 2018 Credit Facility is refinanced, a 1.00% increase/decrease in the effective interest rate applied to these borrowings would result in an estimated increase or decrease of $1.4 million to our interest expense on an annualized basis.

		Principal	Interest Rate		13 Weeks Ended April 2, 2023		52 Weeks Ended January 1, 2023

Historical interest expense (2018 Credit Facility)		$345,220	7.16%	$		$
Less: Term Loan (2018 Credit Facility)	$		%

Subtotal
Plus: Incremental decrease in deferred financing costs

Incremental interest (expense) income				$		$

f.

The pro forma adjustment reflects a preliminary estimate of the number of restricted shares expected to be granted multiplied by the midpoint offering price of $                . Refer to “Executive Compensation—Post IPO Compensation.”

g.	Represents the estimated income tax effects of pro forma adjustments (e) and (f) above, based on the historical federal statutory rate of 21.00% for each of the periods presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the “Summary Consolidated Financial and Other Information” section of this prospectus and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements based on current expectations that involve risks, uncertainties and assumptions, such as our plans, objectives, expectations and intentions described in the “Cautionary Note Regarding Forward-Looking Statements” section and included elsewhere in this prospectus. Our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the “Risk Factors” section and included elsewhere in this prospectus.

In this section and other parts of this prospectus, we refer to certain measures used for financial and operational decision making and as a means to evaluate period-to-period comparisons. We also may refer to a number of financial measures that are not defined under generally accepted accounting principles in the United States of America (“GAAP”) but have corresponding GAAP-based measures. Where non-GAAP measures appear, we provide tables reconciling these non-GAAP measures to their corresponding GAAP-based measures and make reference to a discussion of their use. We believe these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

We operate on a 52- or 53-week fiscal year that ends on the Sunday that is closest to December 31 of that year. Each fiscal year generally comprises four 13-week fiscal quarters, although in the years with 53 weeks the fourth quarter represents a 14-week period. References to Fiscal 2023 relate to our 52-week fiscal year ended December 31, 2023. References to Fiscal 2022 relate to our 52-week fiscal year ended January 1, 2023. References to Fiscal 2021 relate to our 52-week fiscal year ended January 2, 2022. References to Fiscal 2020 relate to our 53-week fiscal year ended January 3, 2021. References to Fiscal 2019 relate to our 52-week fiscal year ended December 29, 2019.

Overview

We are Fogo de Chão (fogo-dee-shoun), an internationally-renowned, growing restaurant brand. For more than 40 years, we have been known for creating lively and memorable experiences for our guests and serving high-quality cuisine at an approachable price point, all inspired by Brazilian family-style dining. Our menu is fresh, unique and innovative, and is centered on premium cuts of grilled meats, each expertly butchered and simply seasoned, utilizing the centuries-old cooking technique of churrasco, and carved tableside by our gaucho chefs. Fogo’s guests are invited to partake in The Full Churrasco Experience, which allows them to enjoy as many of our high-quality meats and Market Table offerings as they desire at an accessible fixed price.

Growth Strategies and Outlook

Our growth is based on the following strategies:

•	Grow our restaurant base in the U.S. and abroad;

•	Continue to grow our traffic and comparable restaurant sales; and

•	Improve margins by leveraging our infrastructure and investments in human capital.

We are in the early stages of our growth with our 75 current restaurants, of which 59 are in the United States (across 22 states, the District of Columbia and Puerto Rico). We believe our concept has proven portability, with consistently strong AUVs across a diverse range of geographic regions and real estate settings.

Our primary focus is a disciplined company-owned new restaurant growth strategy primarily in the U.S. in both new and existing markets where we believe we are capable of achieving sales volumes and restaurant contribution margins. In 2023, we have opened four company-owned restaurants, and expect to open 7-9 additional company-owned restaurants and 3-5 international franchise restaurants during the remainder of 2023, supported by a strong pipeline of new restaurant development. Beyond 2023, we plan to maintain a company-owned unit growth of at least 15% annually while continuing to expand internationally with our franchise model.

While new restaurants are expected to be a key driver of our growth, and we aim to accelerate our expansion plans, we believe positive same store sales growth and margin expansion through leveraging our infrastructure will also contribute to future growth.

Highlights and Trends

Restaurant Development

Restaurant openings reflect the number of new restaurants opened during a particular reporting period. During Fiscal 2021, we opened six new company-owned restaurants locations in: (1) White Plains, New York on April 6, 2021, (2) Albuquerque, New Mexico on August 17, 2021 (3) Burlington, Massachusetts on October 12, 2021, (4) Morumbi (Sao Paulo), Brazil on October 29, 2021, (5) Oak Brook, Illinois on November 23, 2021, and (6) Huntington Station, New York on December 6, 2021; and one franchise restaurant in Acoxpa, Mexico on October 21, 2021.

During Fiscal 2022, we opened nine company-owned locations in: (1) Coral Gables, Florida on April 19, 2022, (2) El Segundo, California on May 24, 2022, (3) Barra, Brazil on June 24, 2022, (4) Fort Lauderdale, Florida on August 19, 2022, (5) Pasadena, California on September 13, 2022, (6) Friendswood, Texas on September 29, 2022, (7) Queens, New York on November 25, 2022, (8) Reston, Virginia on December 2, 2022 and (9) Austin, Texas on December 29, 2022; and two franchise restaurants in Monterrey, Mexico on March 3, 2022 and Mitikah, Mexico on December 22, 2022.

In 2023, we opened four company-owned locations in: (1) Paramus, New Jersey on February 13, 2023, (2) National Harbor, Maryland on March 24, 2023, (3) Woodland Hills, California on March 31, 2023, and (4) Lynnwood, Washington on April 21, 2023. During the remainder of 2023, we plan to open 7-9 company-owned and 3-5 international franchise restaurants, supported by a strong pipeline of new restaurant development. Beyond 2023, we plan to maintain a company-owned unit growth of at least 15% annually while continuing to expand internationally with our franchise model. We believe our strategy to pursue growth internationally, primarily through franchise agreements, allows us to expand our brand with limited capital investment.

On December 14, 2020, the Company sold its partnership interest in its restaurants in Mexico and signed a new franchise development agreement for nine locations in Mexico. Six of the nine locations are currently operating under the new franchise agreements.

On March 19, 2021, the Company sold its partnership interest in its restaurants in the Middle East and signed a new franchise development agreement for eight locations in the Middle East. Two of the eight locations are currently operating under the new franchise agreements.

	13 Weeks Ended April 2, 2023			Fiscal 2022			Fiscal 2021			Fiscal 2020			Fiscal 2019
	Company	Franchise	Total	Company	Franchise	Total	Company	Franchise	Total	Company	Franchise	Total	Company	Franchise/ Joint Venture	Total
Restaurant Activity:
Beginning of period	63	8	71	55	7	62	49	6	55	51	6	57	48	4	52
Openings (a)	3	—	3	9	2	11	6	1	7	—	1	1	3	2	5
Closings (b)	—	—	—	(1)	(1)	(2)	—	—	—	(2)	(1)	(3)	—	—	—

Restaurants at end of period (c)	66	8	74	63	8	71	55	7	62	49	6	55	51	6	57

(a)

The Company converted its international joint ventures in the Middle East and Mexico to franchises on March 19, 2021 and December 14, 2020, respectively, prior to which time such restaurants operated as joint ventures.

(b)

The leases for two company-owned restaurants in Rio Barra and Santo Amaro Brazil expired in 2020 and were not renewed. Such restaurants were fully impaired as of December 30, 2018 and the third quarter of Fiscal 2020, respectively. The Santa Fe, Mexico franchise restaurant closed in Fiscal 2020 and will not re-open. The Guadalajara, Mexico franchise restaurant closed during the 13 weeks ended April 2, 2023 and will not re-open. The Austin, Texas company-owned restaurant closed during Fiscal 2022 and was located to a new location in Austin, Texas during Fiscal 2022.

(c)	Subsequent to April 2, 2023, the Company opened one additional company-owned restaurant in Lynnwood, Washington.

Key Events

Commodity Pricing

Commodity pricing inflation can significantly affect the profitability of our restaurant operations. While the Company has experienced inflation in the cost of proteins, we have focused on culinary, price and cost management initiatives to minimize the financial impact. Our simple fixed price menu provides some flexibility to cope with food inflation by adjusting the protein mix.

Labor Cost Inflation and Supply Chain

Labor cost inflation can significantly affect the profitability of our restaurant operations. Many of our restaurant team members are paid hourly rates subject to federal, state or local minimum wage requirements. Numerous state and local governments have their own minimum wage and other regulatory requirements for employees that are generally greater than the federal minimum wage and are subject to annual increases based on changes in local consumer price indices. Although the Company has experienced general labor cost inflation, we have focused on productivity and cost management initiatives to minimize the financial impact, and we believe that the fact that our labor cost model is meaningfully advantaged relative to our peers bolsters our competitive position in an inflationary labor cost environment.

The uneven recovery of the nation’s supply chain has resulted in certain of our raw material experiencing inflation but has not materially impacted scheduled deliveries to our restaurants. The Company is working closely with our suppliers and distribution partners to secure inventory and ensure these conditions do not materially impact our operations. As a result of these initiatives, the Company was able to minimize the impact of supply chain challenges.

COVID-19 Impact

In March 2020, the spread of a novel strain of coronavirus (“COVID-19”) caused a global pandemic. The spread of COVID-19 resulted in a significant reduction in sales at our restaurants due to changes in consumer behavior as well as social distancing practices, dining room closures and other restrictions that have been mandated or encouraged by federal, state, and local governments. The Company temporarily ceased to operate the dine-in portion of its business in the U.S. and Brazil in mid-March. We gradually began to re-open restaurants beginning in May 2020 with limited capacity.

As of the date of this prospectus, all 59 company-owned U.S. restaurants (including Puerto Rico), as well as our eight restaurants in Brazil, are open. Our financial performance in Fiscal 2022 and Fiscal 2021 was significantly ahead of what we experienced in Fiscal 2019 prior to the onset of the pandemic.

Performance Indicators

We consider a variety of performance and financial measures in assessing the performance of our business. The key measures we use for determining how our business is performing are new restaurant openings, same store sales, average unit volumes, traffic, cash-on-cash returns, restaurant contribution and restaurant contribution margin and Adjusted EBITDA and Adjusted EBITDA margin. Restaurant contribution and restaurant contribution margin and Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures. See “Non-GAAP Financial Measures” for a discussion of these non-GAAP financial measures.

	13 Weeks Ended		Fiscal Year Ended
	April 2, 2023	April 3, 2022	January 1, 2023	January 2, 2022
New Restaurant Openings
Company-owned	3	—	9	6
Franchise	—	1	2	1
Total new restaurant openings in the period	3	1	11	7
U.S. Average unit volume (AUV) ($ in millions) (1)	$10.5	$10.1	$10.2	$9.4
Same store sales (2)	12.0%	40.7%	14.0%	113.5%
Traffic growth	9.5%	36.3%	9.8%	98.2%
Income from operations ($ in thousands)	$15,374	$12,925	$63,444	$56,730
Operating margin	10.1%	10.6%	11.6%	13.2%
Restaurant contribution ($ in thousands) (3)	$41,283	$31,026	$151,284	$130,457
Restaurant contribution margin	27.1%	25.5%	27.7%	30.3%
Net income attributable to Fogo Hospitality, Inc. ($ in thousands)	$5,394	$5,788	$30,339	$22,253
Net income attributable to Fogo Hospitality, Inc. margin	3.5%	4.8%	5.6%	5.2%
Adjusted EBITDA ($ in thousands) (4)	$26,637	$20,254	$98,294	$85,950
Adjusted EBITDA margin	17.5%	16.6%	18.0%	20.0%

(1)	See below section titled “Performance Indicators—Average Unit Volumes” for a description of the calculation.
(2)

For purposes of calculating same store sales, we consider a restaurant to be comparable during the first full fiscal quarter following 18 full months of operation. We adjust the sales included in the same store sales calculation for restaurant closures, primarily as a result of remodels and restaurant closures in connection with the COVID-19 pandemic, so that the periods will be comparable. A restaurant is considered a closure and excluded from comparable restaurant sales when it is closed for operations for four consecutive days. Same store sales growth reflects the change in year-over-year sales for the comparable restaurant base.

(3)

Restaurant contribution, a non-GAAP financial measure, is equal to revenue generated by our restaurants sales less direct restaurant operating costs (which include food and beverage costs, compensation and benefit costs, and occupancy and certain other operating costs but exclude depreciation and amortization expense and pre-opening expense). This performance measure includes only the costs that restaurant-level managers can directly control and excludes other operating costs that are essential to conduct the Company’s business. Depreciation and amortization expense is excluded because it is not an operating cost that can be directly controlled by restaurant-level managers. Pre-opening expenses are excluded because we believe such costs do not reflect ordinary course operating expenses of our restaurants. Restaurant contribution margin is equal to restaurant contribution as a percentage of revenue from restaurant sales. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Restaurant Contribution and Restaurant Contribution Margin” for a discussion of restaurant contribution and a description of its limitations as an analytical tool.
(4)

Adjusted EBITDA, a non-GAAP financial measure is defined as net income before interest, taxes and depreciation and amortization plus the sum of certain operating and non-operating expenses, acquisition costs, equity-based compensation costs, management and consulting fees, impairment and restructuring costs, and other non-cash and similar adjustments. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue. By monitoring and controlling our Adjusted EBITDA and Adjusted EBITDA margin, we can gauge the overall profitability of our company. Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. Adjusted EBITDA and Adjusted EBITDA margin are not measurements of our financial performance under GAAP and should not be considered as an alternative to net income (loss), operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. In addition, in evaluating Adjusted EBITDA and Adjusted EBITDA margin, you should be aware that in the future we will incur expenses or charges such as those added back to calculate Adjusted EBITDA. Our presentation of Adjusted EBITDA and Adjusted EBITDA margin should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Adjusted EBITDA and Adjusted EBITDA Margin” for a discussion of the Adjusted EBITDA and a description of its limitations as an analytical tool and reconciliations to the most relevant GAAP measure.

New Restaurant Openings

Our ability to successfully open new restaurants and expand our restaurant base is critical to adding revenue capacity to meet our goals for growth. Before a new restaurant opens, we incur pre-opening costs, as described below. New restaurants often open with an initial start-up period of sales variability, which stabilizes within three years. New restaurants typically experience normal inefficiencies in the form of higher food, labor and other direct operating expenses and, as a result, restaurant contribution margins are generally lower during the start-up period of operation and, in our experience stabilize in the initial 12 months after opening. Ultimately, the typical timeline for our restaurants to reach fully-stabilized levels of performance as revenues increase is approximately three years from opening. To achieve our goal to successfully open new restaurants, we consider a number of factors including macro and micro economic conditions, availability of appropriate locations, competition in local markets, and the availability of teams to manage new locations. Our ability to successfully open new restaurants is dependent upon a number of factors, many of which are beyond our control, including:

•	finding and securing quality locations on acceptable financial terms;

•	complying with applicable zoning, land use, environmental, health and safety and other governmental rules and regulations (including interpretations of such rules and regulations);

•	obtaining, for an acceptable cost, required permits and approvals;

•	having adequate cash flow and financing for construction, opening and operating costs;

•	controlling construction and equipment costs for new restaurants;

•	weather, climate change, natural disasters and disasters beyond our control resulting in delays;

•	hiring, training and retaining management and other team members necessary to meet staffing needs; and

•	successfully promoting new restaurants and competing in the markets in which these are located.

Same Store Sales

We consider a restaurant to be comparable during the first full fiscal quarter following 18 full months of operation. We adjust the sales included in the same store sales calculation for restaurant closures, primarily as a result of remodels and restaurant closures in connection with the COVID-19 pandemic, so that the periods will be comparable. The Company uses a 52/53 week fiscal year convention. For fiscal years following a 53 week year the Company calculates same store sales using the most comparable calendar week to the current reporting period. A restaurant is considered a closure and excluded from same store sales when it is closed for operations for four consecutive days. Once a restaurant is considered a closure it is excluded from same store sales retroactively to the beginning of the quarter in which the closure occurred. The restaurant will be considered comparable again during the first full fiscal quarter 12 months after the restaurant resumes operations. Changes in same store sales reflect changes in sales for the comparable group of restaurants over a specified period of time. Changes in comparable sales reflect changes in guest count trends as well as changes in average check per person, as described below. This measure highlights performance of existing restaurants, as the impact of new restaurant openings is excluded. The Company uses a 52/53 week fiscal year convention. For fiscal years following a 53 week year the Company calculates same store sales using the most comparable calendar weeks to the current reporting period.

	13 Weeks Ended
	April 2, 2023	Fiscal 2022	Fiscal 2021	Fiscal 2020	Fiscal 2019
Beginning Comparable Store Base	44	37	39	44	40
Temporarily Closed	—	—	(4)	(7)	—
Permanently Closed	—	(1)	—	(3)	—
New to Comparable Base	1	2	2	4	3
Reopened	4	6	—	1	1

Consolidated Comparable Store Base	49	44	37	39	44
Beginning Non-Comparable Store Base	19	18	10	11	8
Temporarily Closed	—	—	4	7	—
New Openings	3	9	6	—	5
Moved to Comparable Base	(5)	(8)	(2)	(4)	(1)
Reopened	—	—	—	(1)	(1)
Moved to Franchise (1)	—	—	—	(3)	—

Consolidated Non-Comparable Store Restaurants	17	19	18	10	11
Franchised Stores	8	8	7	6	2
Total Stores at End of Period (2)	74	71	62	55	57

(1)	The Company converted its international joint ventures in Mexico to franchises on March 19, 2021, prior to which time such restaurants operated as joint ventures.
(2)	Subsequent to April 2, 2023, the Company opened one additional company-owned restaurant in Lynnwood, Washington.

Average Unit Volumes

We measure average unit volumes, or AUVs, of company-owned restaurants on an annual (52-week) basis. In fiscal years with 53 weeks, we exclude the 53rd week from the AUV calculation for consistency purposes. AUVs consist of the average sales of all restaurants that have been open for a trailing 52-week period or longer. We adjust the sales included in AUV calculations for restaurant closures.

Average Weekly Sales Volumes

We measure average weekly sales of company-owned restaurants based on average unit volumes for the particular restaurants, divided by the number of weeks in the period measured. This measurement allows us to assess changes in consumer spending patterns at our restaurants and the overall performance of our restaurant base.

Traffic Growth

Traffic growth is measured by the number of entrées ordered at our restaurants over a given time period. Examples of our entrées include our The Full Churrasco Experience, à la carte seafood items, and Gaucho Lunch, and select Bar Fogo items.

Cash-on-Cash Returns

Cash-on-cash return for an individual restaurant is calculated by dividing restaurant contribution by our net initial investment and subsequent remodel costs. The following table shows a derivation of cash-on-cash returns from operating income for Fiscal 2022, Fiscal 2021, Fiscal 2020 and Fiscal 2019 (in thousands):

	Fiscal 2022	Fiscal 2021	Fiscal 2020	Fiscal 2019
Income (loss) from operations	$63,444	$56,730	$(48,368)	$34,064
Plus:
Marketing and advertising	17,099	16,736	7,180	10,065
General and administrative	31,149	27,243	23,078	25,675
Pre-opening costs	9,822	4,929	1,146	3,478
Impairment charge	—	—	10,566	448
Depreciation and amortization	30,214	24,699	25,127	24,620
Gain on sale of Mexican JV	—	—	(1,023)	—
Other operating (income) expense, net	(444)	120	2,402	(120)

Restaurant contribution	$151,284	$130,457	$20,108	$98,230

Adjustment for JV and franchise fees (1)	(1,101)	(715)	294	(651)
Adjustment for new/closed locations (2)(3)	(3,563)	(1,976)	2,955	(1,389)
Other one-time non-recurring adjustments (4)	310	(298)	(1,837)	—

Adjusted restaurant contribution	$146,930	$127,468	$21,520	$96,190

	Fiscal 2022			Fiscal 2021			Fiscal 2020			Fiscal 2019
	US	BR	Total	US	BR	Total	US	BR	Total	US	BR	Total
Restaurant contribution	$142,026	$9,258	$151,284	$128,869	$1,588	$130,457	$19,992	$116	$20,108	$90,982	$7,248	$98,230
Adjustment for JV and franchise fees (1)	(1,101)	—	(1,101)	(715)	—	(715)	294	—	294	(651)	—	(651)
Adjustment for new/closed locations (2)(3)	(3,142)	(421)	(3,563)	(1,780)	(196)	(1,976)	2,557	398	2,955	(1,379)	(10)	(1,389)
Other one-time non-recurring adjustments (4)	310	—	310	(163)	(135)	(298)	(1,220)	(617)	(1,837)	—	—	—

Adjusted restaurant contribution	$138,093	$8,837	$146,930	$126,211	$1,257	$127,468	$21,623	$(103)	$21,520	$88,952	$7,238	$96,190

Adjusted restaurant contribution (local currency)	138,093	45,535		126,211	6,806		21,623	(518)		88,952	28,813
Number of restaurants	48	7		43	6		41	6		40	8
Adjusted average restaurant contribution (local currency)	2,877	6,505		2,935	1,134		527	(86)		2,224	3,602
Average net investment local currency (local currency) (5)(6)	5,056	9,230		5,104	8,928		4,730	8,928		5,225	8,343
Cash on cash returns	56.9%	70.5%		57.5%	12.7%		11.1%	(1.0)%		42.6%	43.2%

(1)	Franchise fees and JV contribution.
(2)	Excludes eight US restaurants and one Brazil restaurant opened in 2022, five US restaurants and one Brazil restaurant opened in 2021 and three new restaurants opened in 2019 in the US.
(3)	Excludes two restaurants in the US closed for more than 30 days and 2 Brazil locations that did not re-open in the second half of 2020.
(4)	Excludes one-time CARES Act related payroll tax credit in the US and non-recurring adjustment in Brazil.
(5)	Net Investment is equal to initial investment plus remodel costs less tenant allowances.
(6)

Brazil Restaurant Contribution converted to Reais using a foreign exchange rate of 5.15 per USD, 5.42 per USD, 4.96 per USD and 3.98 in Fiscal 2022, Fiscal 2021, Fiscal 2020 and Fiscal 2019, respectively.

We use cash-on-cash returns to evaluate new restaurant performance and return on capital we reinvest in our business. For the calculation of average cash-on-cash return in a fiscal year, a restaurant’s cash-on-cash return is included if the restaurant has a full 12 months of operations during the fiscal year. A restaurant is excluded from the calculation of cash-on-cash return when it is closed for operations for 30 consecutive days during the fiscal year in which the cash on cash returns are calculated.

	Fiscal 2022	Fiscal 2021	Fiscal 2020	Fiscal 2019
Restaurants included in calculation of cash-on-cash return:
U.S.	48	43	41	40
Brazil	7	6	6	8
Restaurants excluded in calculation of cash-on-cash return:
U.S.	8	5	2	3
Brazil	1	1	—	—
Restaurants included in calculation of cash-on-cash return that were closed at period-end:
U.S.	(1)	—	—	—
Brazil	—	—	—	—

Total company-owned stores	63	55	49	51

Factors Affecting the Comparability of Our Operating Results

52- vs. 53-Week Fiscal Year

Fiscal 2020 contained 53 weeks whereas Fiscal 2022 and Fiscal 2021 contained 52 weeks, and Fiscal 2022, which ends on January 1, 2023 contained 52 weeks. We estimate the 53rd week in Fiscal 2020 contributed approximately $5.5 million of incremental revenue, as compared to Fiscal 2021. While certain expenses that were directly related to the incremental revenue increased, other expenses, such as fixed costs, were incurred on a calendar basis.

2018 Credit Facility

In April 2018, in connection with the Rhône Acquisition, our subsidiaries entered into the 2018 Credit Agreement that provides for (i) senior secured term loans in an aggregate principal amount of $325.0 million (“Original Term Loan”) and (ii) senior secured revolving credit commitments in an aggregate principal amount of $40.0 million (“Revolver”). The 2018 Credit Facility is secured by substantially all of our assets (including equity of our principal subsidiaries).

In the third quarter of 2020, the Company borrowed an additional $32.5 million as an Incremental Term Loan under its 2018 Credit Facility. The Incremental Term Loan matures in three years from the closing date of August 11, 2020.

On October 19, 2022, we entered into an amendment to our credit agreement whereby we extended the maturity of our Revolver from April 5, 2023 to April 5, 2024. In connection with this amendment, the Company also revised the reference rate on the Revolver from a one month LIBOR Eurodollar rate to a one month Secured Overnight Financing Rate (“SOFR”).

On March 3, 2023, we entered into an amendment to our credit agreement pursuant to which we obtained a refinancing term loan (the “Refinancing Term Loan”) in an aggregate principal amount equal to $33.5 million, the proceeds of which were used to prepay in full the Incremental Term Loan. The Refinancing Term Loan bears interest at a rate equal to either, at our option, a base rate or term SOFR. The applicable margin with respect to base rate loans is 6.00% per annum and with respect to term SOFR loans is 7.00% per annum. The Refinancing Term Loan matures on April 5, 2025, which is the maturity date of the original Term Loan.

As of April 2, 2023, the Company had seven letters of credit outstanding for a total of $4.8 million.

New Credit Facility

Following the completion of our initial public offering, we intend to repay in full and terminate our existing 2018 Credit Facility and obtain commitments for and enter into a new $                million credit facility consisting of $                million of senior secured term loans and a $                million revolving credit facility (the “New Credit Facility”). The amount, maturity, interest rates and other terms of the New Credit Facility are subject to continuing negotiations with prospective lenders. We have not yet obtained binding commitments for the New Credit Facility. For more information, see “Risk Factors—Risks Related to our Indebtedness—We cannot assure you that we will be able to obtain the New Credit Facility to refinance the indebtedness under the 2018 Credit Facility, or that we will be able to refinance the indebtedness we will incur under the New Credit Facility.” Subject to obtaining commitments for the New Credit Facility, we expect the new term loans will have a maturity of seven years and that the revolving credit facility will have a maturity of five years from the effective date of the New Credit Facility. We expect that the New Credit Facility will contain customary covenants applicable to us and certain of our subsidiaries, including a springing financial maintenance covenant requiring us to maintain a maximum First Lien Net Leverage Ratio (as will be defined in the New Credit Facility) if usage of the revolving credit facility exceeds a certain level as of the end of any four fiscal quarter period. We also expect the New Credit Facility will be secured by substantially all of our assets (including equity of our principal subsidiaries). Borrowings under the New Credit Facility may vary significantly from time to time depending on our cash needs at any given time. See “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Facility.”

Woodforest Bank Loan

On November 16, 2020, we entered into and drew down a mortgage loan for $11.2 million with Woodforest National Bank (the “Woodforest Bank Loan”) and provided a lien on two owned real estate assets as security. This loan matures on December 15, 2025. We repaid the loan on July 2, 2021. On April 13, 2022, we drew down $11.1 million on the Woodforest Bank mortgage loan. The loan is revolving and $0.1 million of the loan is available for draw down until December 2025.

Significant Components of Our Results of Operations

Revenue

Revenue primarily consists of food and beverage sales, and complimentary meals. Revenue is recognized when food and beverage products are sold at our restaurants net of any discounts. Revenue in a given period is directly influenced by the number of operating weeks in such period, the number of restaurants we operate and same store sales growth. Revenue is generated from two operating segments: U.S. (inclusive of Puerto Rico and our franchise and license revenue) and Brazil, which is how we organize our restaurants for making operating decisions and assessing performance. Proceeds from the sale of gift cards that do not have expiration dates are recorded as deferred revenue at the time of the sale and recognized as revenue when the gift card is redeemed by the holder. The portion of gift cards sold which are never redeemed is commonly referred to as gift card breakage. Estimated gift card breakage is recorded as revenue and recognized in proportion to the Company’s historical redemption pattern, unless there is a legal obligation to remit the unredeemed gift cards to government authorities.

Food and Beverage Costs

Food and beverage costs include the direct costs associated with food, beverage and distribution of our menu items. We monitor and measure food and beverage costs by tracking the cost as a percentage of revenue. Food and beverage costs as a percentage of revenue are generally influenced by the cost of food and beverage items, distribution costs, import taxes and sales mix. These components are variable in nature, increase with revenue, are subject to increases or decreases based on fluctuations in commodity costs, including beef, lamb, pork, chicken and seafood prices, and depend in part on the specific mix of proteins we offer guests and controls we have in place to manage costs at our restaurants.

Compensation and Benefit Costs

Compensation and benefit costs comprise restaurant and regional management salaries and bonuses, hourly staff payroll and other payroll-related expenses, including bonus expenses, any long-term incentive plan, vacation pay, payroll taxes, fringe benefits and health insurance expenses and are monitored and measured by tracking hourly and total labor as a percentage of revenue and on a per-100-guests basis.

Occupancy and Other Operating Expenses

Occupancy and other operating expenses comprise all occupancy costs, consisting of both fixed and variable portions of rent, common area maintenance charges, utility costs, credit card fees, real estate property and other related taxes and other related restaurant supply and occupancy costs, but exclude depreciation and amortization expense, and are monitored and measured by tracking occupancy and other operating expenses as a percentage of revenue.

Marketing and Advertising Costs

Marketing and advertising costs include all media, production and related costs for both local restaurant advertising and national marketing. We monitor and measure the efficiency of our marketing and advertising expenditures by tracking these costs as a percentage of total revenue.

General and Administrative Costs

General and administrative costs are comprised of costs related to certain corporate and administrative functions that support development and restaurant operations. These expenses are generally fixed and reflect management, supervisory and team member salaries, benefits and bonuses, share-based compensation, travel expense, information systems, training, corporate rent, technology, market research, and professional and consulting fees, including fees related to the implementation of, and compliance with, Section 404 of the Sarbanes-Oxley Act. We monitor and measure general and administrative costs by tracking general and administrative costs as a percentage of revenue and as a ratio to total restaurant count.

Pre-opening Costs

Pre-opening costs are costs incurred prior to, and directly associated with, opening a restaurant, and primarily consist of restaurant manager salaries, relocation costs, recruiting expenses, team member payroll and related training costs for new team members, including rehearsal of service activities, as well as straight-line lease costs incurred prior to opening, in each case specific to a new restaurant. In addition, pre-opening costs include media and public relations costs incurred prior to opening. We typically start incurring pre-opening costs four to six months prior to opening and these costs tend to increase four weeks prior to opening as we begin training activities.

Loss on Extinguishment of Debt

Loss on extinguishment of debt includes prepayment premiums and write-offs of the unamortized deferred financing costs and unamortized original issuance discount.

Depreciation Expense

Depreciation expense includes depreciation of fixed assets. We depreciate capitalized leasehold improvements over the shorter of the total expected lease term or their estimated useful life.

Income Tax Expense

Income tax expense is computed at the U.S. statutory federal income tax rate with certain modifications based on requirements in the jurisdictions where we operate. Our provision includes federal, state and local, and foreign current and deferred income tax expense.

Segment Reporting

We operate our restaurants using a single restaurant concept and brand. Each restaurant under our single global brand operates with similar types of products and menus, providing a continuous service style, similar contracts, guests and team members, irrespective of location. We have identified two operating segments: U.S. (inclusive of Puerto Rico and our franchise and license revenue) and Brazil, which is how we organize our restaurants for making operating decisions and assessing performance.

Results of Operations

13 Weeks Ended April 2, 2023 Compared to 13 Weeks Ended April 3, 2022

The following table summarizes key components of our consolidated results of operations for the periods indicated, both in dollars and as a percentage of revenue (in thousands):

	13 Weeks Ended
	April 2, 2023		April 3, 2022		Increase/(Decrease)
	Dollars	% (a)	Dollars	% (a)	Dollars	% (b)	% (c)
Revenue
U.S. restaurants (d)	$143,140	93.9%	$116,195	95.4%	$26,945	23.2%	(1.5)%
Brazil restaurants	9,272	6.1%	5,608	4.6%	3,664	65.3%	1.5%

Total revenue	152,412	100.0%	121,803	100.0%	30,609	25.1%	0.0%

Restaurant operating costs (excluding depreciation):
Food and beverage	44,173	29.0%	36,567	30.0%	7,606	20.8%	(1.0)%
Compensation and benefits	39,713	26.1%	29,970	24.6%	9,743	32.5%	1.5%
Occupancy and other	27,243	17.9%	24,240	19.9%	3,003	12.4%	(2.0)%

Total restaurant operating costs (excluding depreciation)	111,129	72.9%	90,777	74.5%	20,352	22.4%	(1.6)%
Marketing and advertising	4,003	2.6%	3,156	2.6%	847	26.8%	0.0%
General and administrative	10,211	6.7%	7,571	6.2%	2,640	34.9%	0.5%
Pre-opening costs	2,722	1.8%	1,020	0.8%	1,702	166.9%	1.0%
Loss on extinguishment of debt	1,106	0.7%	—	0.0%	1,106	100.0%	0.7%
Depreciation and amortization	7,802	5.1%	6,489	5.3%	1,313	20.2%	(0.2)%
Other operating expense (income), net	65	0.0%	(135)	(0.1)%	200	148.1%	0.1%

Total operating costs	137,038	89.9%	108,878	89.4%	28,160	25.9%	0.5%

Income from operations	15,374	10.1%	12,925	10.6%	2,449	18.9%	(0.5)%
Other expense:
Interest expense, net	(8,894)	(5.8)%	(5,834)	(4.8)%	(3,060)	(52.5)%	1.0%
Interest income	123	0.1%	53	0.0%	70	132.1%	0.1%
Other expense	(67)	0.0%	(480)	(0.4)%	413	86.0%	(0.4)%

Total other expense	(8,838)	(5.8)%	(6,261)	(5.1)%	(2,577)	41.2%	0.7%

Income before income taxes	6,536	4.3%	6,664	5.5%	(128)	(1.9)%	(1.2)%
Income tax expense	1,142	0.7%	876	0.7%	266	30.4%	0.0%

Net income	$5,394	3.5%	$5,788	4.8%	$(394)	(6.8)%	(1.3)%

(a)	Calculated as a percentage of total revenue.
(b)	Calculated percentage increase / (decrease) in dollars.
(c)	Calculated increase / (decrease) in percentage of total revenue.
(d)

U.S. restaurants revenue includes other revenue, which is comprised of gift card breakage revenue of $0.0 million for both the 13 weeks ended April 2, 2023 and the 13 weeks ended April 3, 2022, and franchised operations revenue of $0.4 million and $0.2 million for the 13 weeks ended April 2, 2023 and the 13 weeks ended April 3, 2022, respectively.

Revenue

Total revenue increased $30.6 million for the 13 weeks ended April 2, 2023, compared to the 13 weeks ended April 3, 2022 primarily driven by higher guest traffic at our restaurants and higher average spend per guest.

The increase in revenue was comprised of a $12.7 million increase in comparable restaurant sales and a $17.7 million increase in non-comparable restaurant sales. In addition, total revenue included an increase in franchise royalties of $0.2 million. Same store sales increased 12.0%.

U.S. revenue increased $26.9 million due to an increase in comparable restaurant sales of $10.2 million, an increase in non-comparable restaurant sales of $16.5 million, and an increase in franchise royalties of $0.2 million. U.S. same store sales increased 10.2%.

Brazil restaurant revenue increased $3.7 million due to an increase of $2.5 million in comparable restaurant sales and an increase in non-comparable restaurant sales of $1.2 million. Brazil same store sales increased 53.7%.

Food and Beverage Costs

Food and beverage costs increased $7.6 million due to a $2.3 million increase in comparable restaurants and a $5.3 million increase in non-comparable restaurants. As a percentage of total revenue, total food and beverage costs decreased from 30.0% to 29.0% primarily due to deflation.

Compensation and Benefit Costs

Compensation and benefit costs increased $9.7 million due to an increase in comparable restaurants and non-comparable restaurants labor expense of $4.0 million and $5.7 million, respectively. As a percentage of total revenue, total compensation and benefit costs increased from 24.6% to 26.1% primarily due to an increase in training hours, labor cost inflation and new restaurant inefficiencies.

Occupancy and Other Operating Expenses

Occupancy and other operating expenses increased $3.0 million due to a $0.5 million increase in comparable restaurants and a $2.5 million increase in non-comparable restaurants. Total occupancy and other operating expenses as a percentage of total revenue decreased from 19.9% to 17.9% due to higher revenue levels.

Marketing and Advertising Costs

Marketing and advertising costs increased $0.8 million due to an increase in comparable restaurants and non-comparable restaurants advertising expenses of $0.3 million and $0.5 million, respectively. As a percentage of total revenue, total marketing and advertising costs was flat.

General and Administrative Costs

General and administrative costs increased $2.6 million primarily due to increases in headcount-related costs of $1.3 million, legal and professional fees of $0.7 million, travel and meals of $0.2 million, and other expenses of $0.4 million. Total general and administrative costs as a percentage of total revenue increased from 6.2% to 6.7%.

Pre-opening Costs

Pre-opening costs increased $1.7 million due to timing of new restaurant development.

Loss on Extinguishment of Debt

In connection with the prepayment of the Incremental Term Loan during the 13 weeks ended April 2, 2023, we incurred a loss on extinguishment of debt of $1.1 million, which was comprised of a prepayment premium of $0.7 million, a write-off of unamortized original issuance discount of $0.4 million and unamortized deferred financing costs of $0.1 million.

Other Operating Expense (Income), net

Other operating expense (income), net increased $0.2 million due to an increase related to certain legal expenses during the 13 weeks ended April 2, 2023.

Interest Expense

Interest expense, net of capitalized interest, increased $3.1 million due to an increase in the borrowing rate from 6.1% for the 13 weeks ended April 3, 2022 to 9.4% for the 13 weeks ended April 2, 2023 and a higher weighted average outstanding debt balance for the 13 weeks ended April 2, 2023 as compared to the 13 weeks ended April 3, 2022.

Other Expense

Other expense decreased $0.4 million primarily due a decrease in costs related to abandoned development sites.

Income Tax Expense

The Company recorded income tax expense of $1.1 million and $0.9 million for the 13 weeks ended April 2, 2023 and April 3, 2022, respectively. The effective tax rate for the 13 weeks ended April 2, 2023 and April 3, 2022 was 17.5% and 13.1%, respectively. In accordance with ASC Topic 740, jurisdictions forecasting losses that are not benefited due to valuation allowances are not included in the forecasted effective tax rate.

For the 13 weeks ended April 2, 2023, the Company recognized a net discrete expense of $0.1 million related to various state and foreign local tax payments and income tax penalties. Excluding these discrete items, the Company had an effective tax rate of 15.8% for the 13 weeks ended April 2, 2023. The effective tax rate differed from the statutory tax rate due to projected employment tax credits, state income taxes, and foreign inclusions.

For the 13 weeks ended April 3, 2022, the Company recognized a net discrete benefit of $(0.3) million primarily related to the generation of Work Opportunity Tax Credits in prior years. Excluding these discrete items, the Company had an effective tax rate of 17.5% for the 13 weeks ended April 3, 2022. The effective tax rate differed from the statutory tax rate due to projected Federal Insurance Contribution Act tip credit generation, state and local taxes, and foreign rate differentials.

Fiscal 2022 (52 Weeks) Compared to Fiscal 2021 (52 Weeks)

The following table summarizes key components of our consolidated results of operations for the periods indicated, both in dollars and as a percentage of revenue (in thousands):

	Fiscal Year Ended
	January 1, 2023		January 2, 2022		Increase/(Decrease)
	Dollars	% (a)	Dollars	% (a)	Dollars	% (b)	% (c)
Revenue
U.S. restaurants (d)	$511,740	93.8%	$415,474	96.5%	$96,266	23.2%	(2.7)%
Brazil restaurants	34,091	6.2%	15,081	3.5%	19,010	126.1%	2.7%
Total revenue	545,831	100.0%	430,555	100.0%	115,276	26.8%	0.0%

Restaurant operating costs (excluding depreciation and amortization):
Food and beverage	160,478	29.4%	115,763	26.9%	44,715	38.6%	2.5%
Compensation and benefits	132,914	24.4%	104,466	24.3%	28,448	27.2%	0.1%
Occupancy and other	101,155	18.5%	79,869	18.6%	21,286	26.7%	(0.1)%

Total restaurant operating costs (excluding depreciation and amortization)	394,547	72.3%	300,098	69.7%	94,449	31.5%	2.6%
Marketing and advertising	17,099	3.1%	16,736	3.9%	363	2.2%	(0.8)%
General and administrative	31,149	5.7%	27,243	6.3%	3,906	14.3%	(0.6)%
Pre-opening costs	9,822	1.8%	4,929	1.1%	4,893	99.3%	0.7%
Depreciation and amortization	30,214	5.5%	24,699	5.7%	5,515	22.3%	(0.2)%
Other operating (income) expense, net	(444)	(0.1)%	120	0.0%	(564)	(470.0)%	(0.1)%

Total operating costs	482,387	88.4%	373,825	86.8%	108,562	29.0%	1.6%

Income from operations	63,444	11.6%	56,730	13.2%	6,714	11.8%	(1.6)%
Other expense:
Interest expense, net	(26,781)	(4.9)%	(26,904)	(6.2)%	123	(0.5)%	(1.3)%
Interest income	169	0.0%	92	0.0%	77	83.7%	0.0%
Other expense	(789)	(0.1)%	(491)	(0.1)%	(298)	60.7%	0.0%

Total other expense	(27,401)	(5.0)%	(27,303)	(6.3)%	(98)	0.4%	(1.3)%

Income before income taxes	36,043	6.6%	29,427	6.8%	6,616	22.5%	(0.2)%
Income tax expense	5,704	1.0%	7,174	1.7%	(1,470)	(20.5)%	(0.7)%

Net income attributable to Fogo Hospitality Inc.	$30,339	5.6%	$22,253	5.2%	$8,086	36.3%	0.4%

(a)	Calculated as a percentage of total revenue.
(b)	Calculated percentage increase / (decrease) in dollars.
(c)	Calculated increase / (decrease) in percentage of total revenue.
(d)

U.S. restaurants revenue includes other revenue, which is comprised of gift card breakage revenue of $0.1 million for both Fiscal 2022 and Fiscal 2021, and franchised operations revenue of $1.1 million and $0.6 million for Fiscal 2022 and Fiscal 2021, respectively.

Revenue

Total revenue increased $115.3 million for Fiscal 2022, compared to Fiscal 2021 primarily driven by higher guest traffic at our restaurants, higher average spend per guest, and a reduction in COVID-19 restrictions. The increase in revenue was comprised of a $52.2 million increase in comparable restaurant sales and a $61.9 million increase in non-comparable restaurant sales. In addition, total revenue included an increase in franchise royalties of $0.5 million and a favorable foreign exchange impact of $0.7 million. Same store sales increased 14.0%.

U.S. revenue increased $96.3 million due to an increase in comparable restaurant sales of $40.5 million, an increase in non-comparable restaurant sales of $55.2 million, and an increase in franchise royalties of $0.5 million. U.S. same store sales increased 11.6%.

Brazil restaurant revenue increased $19.0 million due to an increase of $11.7 million in comparable restaurant sales, an increase in non-comparable restaurant sales of $6.6 million, and a favorable foreign currency exchange impact of $0.7 million. Brazil same store sales increased 78.6%.

Food and Beverage Costs

Food and beverage costs increased $44.7 million due to a $23.9 million increase in comparable restaurants, a $20.5 million increase in non-comparable restaurants and an unfavorable foreign exchange impact of $0.3 million. As a percentage of total revenue, total food and beverage costs increased from 26.9% to 29.4% primarily due to food price inflation of more than 15%.

Compensation and Benefit Costs

Compensation and benefit costs increased $28.4 million due to an increase in comparable restaurants and non-comparable restaurants labor expense of $11.0 million and $17.3 million, respectively and an unfavorable foreign exchange impact of $0.1 million. As a percentage of total revenue, total compensation and benefit costs increased from 24.3% to 24.4% primarily due to labor cost inflation, partially offset by higher revenue levels.

Occupancy and Other Operating Expenses

Occupancy and other operating expenses increased $21.3 million due to a $7.5 million increase in comparable restaurants, a $13.6 million increase in non-comparable restaurants and an unfavorable foreign exchange impact of $0.1 million. Total occupancy and other operating expenses as a percentage of total revenue decreased from 18.6% to 18.5% due to higher revenue levels, partially offset by inflation.

Marketing and Advertising Costs

Marketing and advertising costs increased $0.4 million due to an increase in non-comparable restaurants advertising expenses of $1.4 million, partially offset by a $1.0 million decrease in comparable restaurants advertising expenses. As a percentage of total revenue, total marketing and advertising costs decreased from 3.9% to 3.1% primarily driven by higher revenue.

General and Administrative Costs

General and administrative costs increased $3.9 million primarily due to increases in travel and meals of $1.4 million, corporate salaries of $0.9 million, legal and professional fees of $0.5 million, corporate marketing, advertising, and promotions of $0.5 million, and other expenses of $0.6 million. Total general and administrative costs as a percentage of total revenue decreased from 6.3% to 5.7% due to higher revenue levels.

Pre-opening Costs

Pre-opening costs increased $4.9 million due to timing of new restaurant development.

Other Operating (Income) Expense, net

Other operating (income) expense, net increased $0.6 million due to a reduction in one-time expenses that did not recur in Fiscal 2022.

Interest Expense

Interest expense, net of capitalized interest, decreased $0.1 million due to a decrease in the borrowing rate from 6.9% for Fiscal 2021 to 6.8% for Fiscal 2022 due to the expiration of our fixed rate swap agreement in Fiscal 2021, which was partially offset by higher interest rates in Fiscal 2022, and a higher weighted average outstanding debt balance for Fiscal 2022 as compared to Fiscal 2021.

Other Expense

Other expense increased $0.3 million primarily due to costs related to abandoned development sites.

Income Tax Expense

The Company recognized income tax expense of $5.7 million (consolidated effective tax rate of 15.8%) for Fiscal 2022 compared to a tax expense of $7.2 million (consolidated effective tax rate of 24.4%) for Fiscal 2021. The significant components of the difference between the Fiscal 2022 and Fiscal 2021 statutory tax rates and the annual effective tax rates are attributable to employment tax credits, state income taxes, and the statutory tax rate differential between foreign jurisdictions and the United States. The impact of the lower consolidated effective tax rate was partially offset by an increase in income before income taxes of $36.0 million for Fiscal 2022 compared to income before income taxes of $29.4 million for Fiscal 2021.

Non-GAAP Financial Measures

To supplement its unaudited condensed consolidated financial statements, which are prepared and presented in accordance with GAAP, the Company uses the following non-GAAP financial measures: restaurant contribution and restaurant contribution margin and Adjusted EBITDA and Adjusted EBITDA margin (collectively, the “non-GAAP financial measures”). The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that they provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. The non-GAAP financial measures used by the Company may be different from the methods used by other companies.

Restaurant Contribution and Restaurant Contribution Margin

Restaurant contribution, a non-GAAP financial measure, is equal to revenue generated by our restaurants sales less direct restaurant operating costs (which include food and beverage costs, compensation and benefit costs, and occupancy and certain other operating costs but exclude depreciation and amortization expense and pre-opening expense). This performance measure includes only the costs that restaurant-level managers can directly control and excludes other operating costs that are essential to conduct the Company’s business. Depreciation and amortization expense is excluded because it is not an operating cost that can be directly controlled by restaurant-level managers. Pre-opening expenses are excluded because we believe such costs do not reflect ordinary course operating expenses of our restaurants. Restaurant contribution margin is equal to restaurant contribution as a percentage of revenue from restaurant sales. Restaurant contribution and restaurant contribution margin are supplemental measures of operating performance of our restaurants and our calculations thereof may not be comparable to those reported by other companies.

We use restaurant contribution and restaurant contribution margin as key metrics to evaluate the profitability of incremental sales at our restaurants, to evaluate our restaurant performance across periods and to evaluate our restaurant financial performance compared with our competitors. We believe restaurant contribution margin is useful to investors in that it highlights trends in our core business that may not otherwise be apparent to investors when relying solely on GAAP financial measures. Because other companies may calculate restaurant-level margin differently than we do, restaurant contribution margin as presented herein may not be comparable to similarly titled measures reported by other companies.

Restaurant contribution and restaurant contribution margin are neither required by, nor presented in accordance with, GAAP. Restaurant contribution and restaurant contribution margin have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP.

Restaurant Contribution and Restaurant Contribution Margin

The following table sets forth the reconciliation of income from operations to restaurant contribution (in thousands):

	13 Weeks Ended
	April 2, 2023	April 3, 2022
Income from operations	$15,374	$12,925
Marketing and advertising	4,003	3,156
General and administrative	10,211	7,571
Pre-opening costs	2,722	1,020
Loss on extinguishment of debt	1,106	—
Depreciation	7,802	6,489
Other operating expense (income), net	65	(135)

Restaurant contribution	$41,283	$31,026

The following table summarizes restaurant contribution by segment and restaurant contribution margin by segment (in thousands):

	13 Weeks Ended
	April 2, 2023		April 3, 2022		Increase/(Decrease)
	Dollars	% (a)	Dollars	% (a)	Dollars	% (b)	% (c)
Revenue
U.S. restaurants(d)	$143,140	93.9%	$116,195	95.4%	$26,945	23.2%	(1.5)%
Brazil restaurants	9,272	6.1%	5,608	4.6%	3,664	65.3%	1.5%

Total revenue	152,412	100.0%	121,803	100.0%	30,609	25.1%	0.0%

Restaurant operating costs (excluding depreciation):
U.S.	104,514	73.0%	86,142	74.1%	18,372	21.3%	(1.1)%
Brazil	6,615	71.3%	4,635	82.6%	1,980	42.7%	(11.3)%

Total restaurant operating costs (excluding depreciation)	111,129	72.9%	90,777	74.5%	20,352	22.4%	(1.6)%

Restaurant contribution

U.S. (d)	38,626	27.0%	30,053	25.9%	8,573	28.5%	1.1%
Brazil	2,657	28.7%	973	17.4%	1,684	173.1%	11.3%

Total restaurant contribution	$41,283	27.1%	$31,026	25.5%	$10,257	33.1%	1.6%

(a)	Calculated as a percentage of total revenue or segment revenue where applicable.
(b)	Calculated percentage increase / (decrease) in dollars.
(c)	Calculated increase / (decrease) in percentage of total revenue or segment revenue where applicable.
(d)

U.S. restaurant contribution includes other revenue, which is comprised of gift card breakage revenue of $0.0 million for both the 13 weeks ended April 2, 2023 and the 13 weeks ended April 3, 2022, and franchised operations revenue of $0.4 million and $0.2 million for the 13 weeks ended April 2, 2023 and the 13 weeks ended April 3, 2022, respectively.

Total restaurant contribution increased $10.3 million, or 33.1%, for the 13 weeks ended April 2, 2023, primarily due to a $6.1 million and $4.2 million increase attributable to comparable restaurants and non-comparable restaurants, respectively. As a percentage of revenue, total restaurant contribution increased from 25.5% to 27.1% for the 13 weeks ended April 2, 2023 due to higher revenue and guest traffic at our restaurants.

As a percentage of U.S. restaurant revenue, U.S. restaurant contribution margin increased from 25.9% to 27.0% for the 13 weeks ended April 2, 2023, due to a 1.9% reduction in occupancy and other operating expenses driven by increased leverage on higher revenue and a 1.1% reduction in food and beverage due to deflation of costs, which was partially offset by a 1.9% increase in compensation and benefit costs due to training hours, labor cost inflation and new restaurant inefficiencies.

As a percentage of Brazil restaurant revenue, Brazil restaurant contribution margin increased from 17.4% to 28.7% for the 13 weeks ended April 2, 2023, due to a 1.8% reduction in food and beverage costs primarily due to higher revenue, a 2.1% reduction in compensation and benefit costs due to higher revenue and increased labor productivity, and a 7.5% reduction in occupancy and other operating expenses, driven by increased leverage on higher revenue.

The following table sets forth the reconciliation of income from operations to restaurant contribution (in thousands):

	Fiscal Year Ended
	January 1, 2023	January 2, 2022
Income from operations	$63,444	$56,730
Marketing and advertising	17,099	16,736
General and administrative	31,149	27,243
Pre-opening costs	9,822	4,929
Depreciation	30,214	24,699
Other operating (income) expense, net	(444)	120

Restaurant contribution	$151,284	$130,457

The following table summarizes restaurant contribution by segment and restaurant contribution margin by segment (in thousands):

	Fiscal Year Ended
	January 1, 2023		January 2, 2022		Increase/(Decrease)
	Dollars	% (a)	Dollars	% (a)	Dollars	% (b)	% (c)
Revenue
U.S. restaurants(d)	$511,740	93.8%	$415,474	96.5%	$96,266	23.2%	(2.7)%
Brazil restaurants	34,091	6.2%	15,081	3.5%	19,010	126.1%	2.7%

Total revenue	545,831	100.0%	430,555	100.0%	115,276	26.8%	0.0%

Restaurant operating costs (excluding depreciation):
U.S.	369,714	72.2%	286,605	69.0%	83,109	29.0%	3.2%

Brazil	24,833	72.8%	13,493	89.5%	11,340	84.0%	(16.7)%

Total restaurant operating costs (excluding depreciation)	394,547	72.3%	300,098	69.7%	94,449	31.5%	2.6%
Restaurant contribution
U.S. (d)	142,026	27.8%	128,869	31.0%	13,157	10.2%	(3.2)%
Brazil	9,258	27.2%	1,588	10.5%	7,670	483.0%	16.7%

Total restaurant contribution	$151,284	27.7%	$130,457	30.3%	$20,827	16.0%	(2.6)%

(a)	Calculated as a percentage of total revenue or segment revenue where applicable.
(b)	Calculated percentage increase / (decrease) in dollars.
(c)	Calculated increase / (decrease) in percentage of total revenue or segment revenue where applicable.
(d)

U.S. restaurant contribution includes other revenue, which is comprised of gift card breakage revenue of $0.1 million for both Fiscal 2022 and Fiscal 2021, and franchised operations revenue of $1.1 million and $0.6 million for Fiscal 2022 and Fiscal 2021, respectively.

Total restaurant contribution increased $20.8 million, or 16.0%, for Fiscal 2022 as compared to Fiscal 2021, primarily driven by a $10.3 million and $10.5 million increase attributable to comparable restaurants and non-comparable restaurants, respectively. As a percentage of revenue, total restaurant contribution decreased from 30.3% to 27.7% primarily due to food price inflation of more than 15%, partially offset by higher revenue.

As a percentage of U.S. restaurant revenue, U.S. restaurant contribution margin decreased from 31.0% to 27.8%, primarily due to a 2.5% increase in food and beverage due to food price inflation of more than 15%, a 0.6% increase in compensation and benefit costs due to labor cost inflation, which was partially offset by higher revenue, and a 0.1% increase in occupancy and other operating expenses due to inflation, partially offset by higher revenue leverage on occupancy costs.

As a percentage of Brazil restaurant revenue, Brazil restaurant contribution margin increased from 10.5% to 27.2%, due to a 3.1% reduction in food and beverage costs due to primarily due to higher revenue and lower waste which was partially offset by food price inflation, a 3.0% reduction in compensation and benefit costs due to higher revenue and increased labor productivity, and a 10.5% reduction in occupancy and other operating expenses driven by increased leverage on higher revenue.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is defined as net income before interest, taxes and depreciation and amortization plus the sum of certain operating and non-operating expenses, acquisition costs, equity-based compensation costs, management and consulting fees, impairment and restructuring costs and other non-cash and similar adjustments. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue. By monitoring and controlling our Adjusted EBITDA and Adjusted EBITDA margin, we can gauge the overall profitability of our company. Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. Adjusted EBITDA and Adjusted EBITDA margin are not measurements of our financial performance under GAAP and should not be considered as an alternative to net income (loss), operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. In addition, in evaluating Adjusted EBITDA and Adjusted EBITDA margin, you should be aware that in the future we will incur expenses or charges such as those added back to calculate Adjusted EBITDA. Our presentation of Adjusted EBITDA and Adjusted EBITDA margin should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We believe Adjusted EBITDA and Adjusted EBITDA margin facilitate operating performance comparisons from period to period by isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. These potential differences may be caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense). We also present Adjusted EBITDA and Adjusted EBITDA margin because (i) we believe these measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry, (ii) we believe investors will find these measures useful in assessing our ability to service or incur indebtedness, and (iii) we use Adjusted EBITDA and Adjusted EBITDA margin internally as a benchmark to compare our performance to that of our competitors.

Adjusted EBITDA and Adjusted EBITDA margin have limitations as an analytical tool, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are (i) they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments, (ii) they do not reflect changes in, or cash requirements for, our working capital needs, (iii) they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt, (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA and Adjusted EBITDA margin do not reflect any cash requirements for such replacements, (v) they do not adjust for all non-cash income or expense items that are reflected in our statements of cash flows, (vi) they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, and (vii) other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure. A reconciliation of net income attributable to Fogo Hospitality, Inc. to Adjusted EBITDA is provided below.

Adjusted EBITDA

The following table sets forth the reconciliation of net income attributable to Fogo Hospitality, Inc. to Adjusted EBITDA (in thousands):

	13 Weeks Ended
	April 2, 2023	April 3, 2022
Net income (loss) attributable to Fogo Hospitality, Inc.	$5,394	$5,788
Depreciation	7,802	6,489
Interest expense, net	8,894	5,834
Interest income	(123)	(53)
Income tax expense (benefit)	1,142	876

EBITDA	23,109	18,934
Non-cash adjustments (a)	368	703
Management and consulting fees	250	250
Loss on extinguishment of debt	1,106	—
Non-recurring expenses (b)	1,804	367

Adjusted EBITDA	$26,637	$20,254

(a)	Consists of the non-cash portion of straight-line rent expense and loss on disposal of fixed assets.
(b)

For the 13 weeks ended April 2, 2023, this amount primarily consists of fees related to the initial public offering, costs related to specific litigation and settlements, and a one-time bonus. For the 13 weeks ended April 3, 2022, this amount primarily consists of fees related to the initial public offering, expenses related to our corporate office relocation, and costs related to specific litigation and settlements.

The following table sets forth the reconciliation of net income attributable to Fogo Hospitality, Inc. to Adjusted EBITDA (in thousands):

	Fiscal Year Ended
	January 1, 2023	January 2, 2022
Net income (loss) attributable to Fogo Hospitality, Inc.	$30,339	$22,253
Depreciation	30,214	24,699
Interest expense, net	26,781	26,904
Interest income	(169)	(92)
Income tax expense (benefit)	5,704	7,174

EBITDA	92,869	80,938

Non-cash adjustments (a)	2,248	1,439
Management and consulting fees	1,000	1,000
Non-recurring expenses (b)	2,177	2,573

Adjusted EBITDA	$98,294	$85,950

(a)	Consists of the non-cash portion of straight-line rent expense and loss on disposal of fixed assets.
(b)

For Fiscal 2022, this amount primarily consists of fees related to the initial public offering, expenses related to our corporate office relocation, and costs related to specific litigation and settlements. For Fiscal 2021, this amount primarily consists of costs related to specific litigation and settlements and a one-time retention bonus.

Liquidity and Capital Resources

Our liquidity and capital requirements are principally the build-out cost of new restaurants, renovations of existing restaurants and corporate infrastructure, as well payments of principal and interest on our outstanding indebtedness and lease obligations. We also require capital resources to further expand and strengthen the capabilities of our corporate support and information technology infrastructures. Our main sources of liquidity have been cash flow from operating activities, construction cost contributions from landlords when available to us (also known as tenant improvement allowances) and borrowings under our existing and previous credit facilities.

On April 20, 2022, our board of directors declared a dividend of $40.0 million to our shareholders. This dividend was paid on April 25, 2022.

We intend to spend approximately $52.0 million to $58.0 million in Fiscal 2023 on capital expenditures, net of tenant allowance, including $43.0 million to $47.0 million for new restaurant development, $5.0 million to $6.0 million on restaurant remodeling, and the remaining $4.0 million to $5.0 million for maintenance capital.

We believe that our cash from operations and borrowings under our New Credit Facility, together with our Woodforest Bank Loan, will be adequate to meet our liquidity needs and capital expenditure requirements for the next 12 months from the date of issuance of this prospectus. In addition, we may make discretionary capital improvements with respect to our restaurants or systems such as our planned opportunistic restaurant remodel program, which we could fund through borrowings under our New Credit Facility, issuance of debt or equity securities or other external financing sources to the extent we were unable to fund such capital expenditures out of our cash from operations.

The following table presents the primary components of net cash flows provided by and used in operating, investing and financing activities for the periods indicated (in thousands):

	13 Weeks Ended		Fiscal Year Ended
	April 2, 2023	April 3, 2022	January 1, 2023	January 2, 2022
Net cash provided by (used in)
Operating activities	$4,019	$(1,364)	$70,438	$75,036
Investing activities	(14,436)	(10,524)	(53,188)	(29,446)
Financing activities	(752)	(150)	(29,852)	(11,200)
Effect of foreign exchange	167	466	212	(240)

Net decrease in cash	$(11,002)	$(11,572)	$(12,390)	$34,150

Operating Activities

For the 13 weeks ended April 2, 2023 compared to the 13 weeks ended April 3, 2022, net cash provided by operating activities increased by $5.4 million primarily due to a $2.9 million change in operating assets and liabilities driven by timing of operational payments and receipts and an increase of $2.8 million in net non-cash adjustments, which was partially offset by a decrease in net income of $0.4 million during the 13 weeks ended April 2, 2023.

For Fiscal 2022 compared to Fiscal 2021, net cash provided by operating activities decreased by $4.6 million primarily due to a $16.7 million change in operating assets and liabilities driven by timing of operational payments and receipts, which was partially offset by an increase in net income of $8.1 million as a result of increased profitability during Fiscal 2022 primarily driven by higher guest traffic at our restaurants, higher average spend per guest, and a reduction in COVID-19 restrictions.

Investing Activities

For the 13 weeks ended April 2, 2023 compared to the 13 weeks ended April 3, 2022, cash used in investing activities increased by $3.9 million due to an increase in capital expenditures of $3.9 million in the 13 weeks ended April 2, 2023 driven by timing of new restaurant development.

For Fiscal 2022 compared to Fiscal 2021, cash used in investing activities increased by $23.7 million due to an increase in capital expenditures of $23.7 million in Fiscal 2022 driven by the delay the COVID-19 pandemic had on our expansion program beginning with the onset of the pandemic in 2020 and continuing during the first third of Fiscal 2021.

Financing Activities

Net cash flows used in financing activities increased $0.6 million, from $0.2 million net cash used in financing activities in the 13 weeks ended April 3, 2022, to $0.8 million net cash used in financing activities in the 13 weeks ended April 2, 2023 due to payments on debt of $33.3 million, payment of a prepayment premium of $0.7 million related to the payoff of the Incremental Term Loan and payment of debt issuance costs of $0.6 million during the 13 weeks ended April 2, 2023; these outflows were partially offset by proceeds of $33.8 million from borrowings of debt.

Net cash flows used in financing activities increased $18.7 million, from $11.2 million net cash used in financing activities in Fiscal 2021, to $29.9 million net cash used in financing activities in Fiscal 2022 due to a dividend payment of $40.0 million during Fiscal 2022, which was partially offset by the $11.1 million borrowing on the Woodforest Bank Loan.

2018 Credit Facility

Under the 2018 Credit Facility, interest is calculated based on the total net leverage ratio with applicable margins on the Eurodollar Rate or the Base Rate; therefore, we are effectively paying interest at variable rates. With a significant outstanding borrowing, any unfavorable change in interest rates will adversely impact our cash positions.

At the end of August 2018, we entered into an interest rate swap agreement with $200.0 million of notional value to hedge a portion of the risk of change in the benchmark interest associated with our Original Term Loan. The interest rate swap matured in September 2021; we do not intend to renew or enter into a new interest rate swap.

On August 11, 2020, the Company borrowed an additional $32.5 million Incremental Term Loan.

On October 19, 2022, we entered into an amendment to the 2018 Credit Agreement to extend the maturity of the revolving credit facility from April 5, 2023 to the earlier of April 5, 2024 and 91 days before the earlier of (x) the maturity date of the incremental term loans (currently August 11, 2023), or (y) if the incremental term loan has been refinanced in full, the maturity date for the refinancing indebtedness thereof (the “Springing Maturity Date”). The Springing Maturity Date will not apply if, prior to such date, the Incremental Term Loan has been repaid in full in cash or if we have deposited cash collateral in an amount equal to 101% of the aggregate outstanding principal amount of the Incremental Term Loan in a controlled account in accordance with the terms of the amendment. We also revised the reference rate on the revolving credit facility from a one month LIBOR rate to a one-month Secured Overnight Financing Rate (“SOFR”).

On March 3, 2023, we entered into an amendment to our credit agreement pursuant to which we obtained the Refinancing Term Loan in an aggregate principal amount equal to $33.5 million, the proceeds of which were used to prepay in full the Incremental Term Loan. The Refinancing Term Loan bears interest at a rate equal to either, at our option, a base rate or term SOFR. The applicable margin with respect to base rate loans is 6.00% per annum and with respect to term SOFR loans is 7.00% per annum. The Refinancing Term Loan matures on April 5, 2025, which is the maturity date of the original Term Loan. As a result of the refinancing in full of the Incremental Term Loan, the Springing Maturity Date under the revolving credit facility will not apply and the maturity date of the revolving credit facility will occur on April 5, 2024.

As of April 2, 2023, the Company had $4.8 million in letters of credit outstanding, resulting in a total of $35.2 million of available borrowing capacity under the Revolver under the 2018 Credit Facility. On March 16, 2023, we borrowed $34.5 million on our Revolver; this was repaid on March 30, 2023.

New Credit Facility

Following the completion of our initial public offering, we intend to refinance our 2018 Credit Facility and obtain commitments for and enter into the New Credit Facility. The amount, maturity, interest rates and other terms of the New Credit Facility are subject to continuing negotiations with prospective lenders. We expect the new term loans will have a maturity of seven years and that the revolving credit facility will have a maturity of five years from the effective date of the New Credit Facility. We expect that the New Credit Facility will contain customary covenants applicable to us and certain of our subsidiaries, including a springing financial maintenance covenant requiring us to maintain a maximum First Lien Net Leverage Ratio (as will be defined in the New Credit Facility) if usage of the revolving credit facility exceeds a certain level as of the end of any four fiscal quarter period. Borrowings under the New Credit Facility may vary significantly from time to time depending on our cash needs at any given time.

Our New Credit Facility will contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to (i) incur additional indebtedness, (ii) issue stock, (iii) create liens on assets, (iv) engage in mergers or consolidations, (v) sell assets, (vi) make investments, loans or advances, (vii) make certain acquisitions, (viii) engage in certain transactions with affiliates, (ix) authorize or pay dividends and (x) change our lines of business or fiscal year. In addition, we expect the New Credit Facility will include a springing financial covenant, which will require that our First Lien Net Leverage Ratio (as defined in the New Credit Facility) may not exceed a certain threshold if usage of the revolving credit facility exceeds a certain level as of the end of any four fiscal quarter period.

The terms of the New Credit Facility may differ from those described, and there can be no assurance that the New Credit Facility will be obtained on such terms, or at all. If the New Credit Facility is not obtained, we expect to apply a portion of the proceeds of this offering to repay the 2018 Credit Facility, and for such facility to remain outstanding until it is refinanced. We have not yet obtained binding commitments for the New Credit Facility. For more information, see “Risk Factors—Risks Related to our Indebtedness—We cannot assure you that we will be able to obtain the New Credit Facility to refinance the indebtedness under the 2018 Credit Facility, or that we will be able to refinance the indebtedness we will incur under the New Credit Facility.”

Woodforest Bank Loan

On November 16, 2020, we entered into and drew down a mortgage loan for $11.2 million with Woodforest National Bank and provided a lien on two owned real estate assets as security. This loan matures on December 15, 2025. We repaid the loan on July 2, 2021. On April 13, 2022, we drew down $11.1 million on the Woodforest Bank mortgage loan. The loan is revolving and $0.1 million of the loan is available for draw down until December 2025.

Contractual Obligations

Leases

We lease certain restaurant locations, storage spaces, buildings and equipment under non-cancelable operating leases. Our restaurant leases generally have initial terms of between 10 and 20 years, and generally can be extended only in five-year increments. Some of our restaurant leases include renewal options, rent abatements and leasehold rental incentives, none of which are reflected in the following table. Some of our leases also include contingent rental payments based on sales volume, the impact of which also is not reflected in the following table.

The following table summarizes our contractual arrangements at April 2, 2023 on actual basis and the timing and effect that such commitments are expected to have on our liquidity and cash flows in future periods (in thousands):

	Payments due by period
	Total	2023 (remaining)	2024-2025	2026-2027	Thereafter
Long-term debt obligation	$357,135	$2,431	$352,554	$—	$2,150
Scheduled interest payments (a)	74,126	25,375	48,751	—	—
Operating lease (minimum rent) (b)(c)	319,880	25,227	75,301	66,790	152,562

Total	$751,141	$53,033	$476,606	$66,790	$154,712

(a)	The table above assumes LIBOR and SOFR rates of 5.00% plus a spread on the outstanding loans, annual administration fees and fees incurred on the unused portion of the revolving credit facilities.
(b)

Future minimum lease payments attributable to all locations in Brazil contain annual escalations that are tied to the IGPM inflation index. These payments, which will be made in the functional currency of the country, have been estimated using the period-end currency exchange rate as of April 2, 2023.

(c)	Includes approximately $53.8 million for 10 operating leases which have been entered into and are anticipated to commence during the next nine months.

Off-Balance Sheet Arrangements

We enter into standby letters of credit to secure certain obligations, including insurance programs and lease obligations. As of April 2, 2023, letters of credit and letters of guaranty totaling $4.8 million have been issued. Available borrowing capacity under the 2018 credit facility and the subsequent amendments in August 2020 and October 2022 is $35.2 million. Other than these standby letters of credit, we do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and consolidated results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions, such as the valuation of long-lived, definite and indefinite-lived assets, estimated useful lives of assets, the reasonably assured lease terms of operating leases, valuation of the workers’ compensation and Company-sponsored team member health insurance program liabilities, and deferred tax valuation allowances, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

We believe that the following critical accounting policies affect our more significant estimates and judgments used in the preparation of our consolidated financial statements and that the judgments and estimates are reasonable:

Impairment of Long-Lived Assets

The Company reviews property and equipment and definite-lived intangible assets for impairment when events or circumstances indicate these assets may not be recoverable. Factors considered include significant underperformance relative to the expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the overall business and significant negative industry or economic trends. The recoverability is assessed by comparing the carrying value of the asset to the undiscounted cash flows expected to be generated by the asset. If impairment exists, the amount of impairment is measured as the excess of the carrying amount over the estimated fair value, as determined by each location’s projected future discounted cash flows. This assessment process requires the use of estimates and assumptions regarding future cash flows and estimated useful lives, which are subject to judgment. If these assumptions change in the future, the Company may be required to record impairment charges for these assets. The Company has not recognized any impairment charges associated with long-lived assets for the 13 weeks ended April 2, 2023, the 13 weeks ended April 3, 2022, Fiscal 2022 and Fiscal 2021.

Goodwill

Goodwill represents the excess of the purchase price of the acquired business over the fair value of the assets acquired and liabilities assumed resulting from the acquisition. Goodwill is not amortized. Goodwill is tested annually for impairment using a qualitative approach in the fourth quarter, or more frequently should an event occur, or circumstances indicate that the carrying amount may be impaired. Such events or circumstances may be a significant change in business climate, economic and industry trends, legal factors, negative operating performance indicators, significant competition, changes in strategy or disposition of a reporting unit, or a portion thereof. The Company has identified two reporting units, United States and Brazil, based on the geography of the Company’s operations to which goodwill is attributable.

When goodwill is tested for impairment using a quantitative approach, the fair value of the reporting unit is determined by management and is based on both an income approach and a market approach. Equal weighting is assigned to the results from each approach.

Under the income approach, projected cash flows are discounted to determine an estimated fair value of the reporting units. This approach considers factors unique to each of our reporting units and related long-range plans that may not be comparable to other companies that are not yet publicly available, which is dependent on several critical management assumptions. Under the market approach, the Company considers observable market data including acquisition and trading multiples to estimate the fair value of the reporting units.

For Fiscal 2022, the Company performed a qualitative assessment to determine whether it was more likely than not that the fair value of a reporting unit was less than its carrying amount and determined there were no indicators of impairment. In Fiscal 2021, the Company performed a quantitative impairment test of goodwill and determined that the estimated fair value of the U.S. reporting unit exceeded the carrying value.

•

Projected future cash flows: The projected performance for the Brazil reporting unit was based on a combination of historical and current trends, organic growth expectations, residual growth rate assumptions and an assumption that the reporting unit would continue to recover from the impacts of the COVID-19 pandemic in Fiscal 2021.

•

Discount rate: The discount rate was estimated based on the weighted average cost of capital (“WACC”). The discount rate utilized for the Brazil reporting unit was 19.0% for the Fiscal 2021 quantitative impairment test of goodwill.

Sales declines at our restaurants, unplanned increases in commodity or labor costs, deterioration in overall economic conditions and challenges in the restaurant industry may result in future impairment charges. It is possible that changes in circumstances or changes in our judgments, assumptions and estimates could result in an impairment charge of a portion, or all of our goodwill.

As of April 2, 2023, the Company’s total goodwill balance was $240.8 million, of which approximately $235.6 million, or 97.8%, was allocated to the U.S. reporting unit while approximately $5.2 million, or 2.2%, was allocated to the Brazil reporting unit.

Intangible Assets

Indefinite-lived intangible assets are not amortized but are tested for impairment annually during the fourth quarter, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. The estimated fair value is determined on the basis of discounted future cash flows utilizing several critical management assumptions. If the estimated fair value is less than the carrying amount of the indefinite-lived intangible asset, then an impairment charge is recorded to reduce the asset to its estimated fair value. Our indefinite-lived intangible assets relate to the assigned value of the Fogo de Chão trade name.

For Fiscal 2022, the Company performed a qualitative assessment on the tradenames and determined that an impairment charge was not warranted. In Fiscal 2021, the Company performed a quantitative impairment test of indefinite-lived intangible assets and determined that the estimated fair value of the indefinite-lived intangible assets at the U.S. reporting unit exceeded the carrying value of $149.0 million. In Fiscal 2021, it was determined that the estimated fair value of the indefinite-lived intangible assets at the Brazil reporting unit exceeded the carrying value of $7.2 million as of the date of the valuation.

Significant assumptions were used when estimating the fair value of the indefinite-lived intangible assets at the Brazil reporting unit, which include the following:

•

Projected future cash flows: The projected performance for the Brazil reporting unit was based on a combination of historical and current trends, organic growth expectations, residual growth rate assumptions and an assumption that the reporting unit would continue to recover from the impacts of the COVID-19 pandemic in Fiscal 2021.

•	Discount rate: The discount rate was estimated based on the weighted average cost of capital (“WACC”). The discount rate utilized for the Brazil reporting unit was 19.0% for Fiscal 2021.

•

Royalty rate: The royalty rate was estimated based on a review of market royalty rates and an analysis of the company’s profitability. The royalty rate utilized for the Brazil reporting unit was 5.0% for Fiscal 2021 and Fiscal 2020.

As of April 2, 2023, the Company’s total indefinite-lived intangible asset balance was $156.6 million, of which approximately $149.0 million, or 95.2%, were held at the U.S. reporting unit while approximately $7.6 million, or 4.8%, were held at the Brazil reporting unit.

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification (ASC) Topic 740, Accounting for Income Taxes, which requires an asset and liability approach for financial accounting and reporting of income taxes. Under ASC Topic 740, income taxes are accounted for based upon the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. The Company estimates its annual effective tax rate at each interim period based on the facts and circumstances available at that time while the actual effective tax rate is calculated at year-end. The Company is subject to income taxes in the United States, Puerto Rico, Brazil, the Netherlands and Mexico. In evaluating its ability to recover its deferred tax assets, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial operations. In projecting future taxable income, the Company begins with historical results adjusted for the results of discontinued operations and changes in accounting policies and incorporates assumptions including the amount of future state, federal and foreign pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates the Company uses to manage its underlying businesses. In evaluating the objective evidence that historical results provide, the Company considers three years of cumulative operating income (loss).

The Company recognizes tax liabilities in accordance with ASC 740, and adjusts those liabilities when judgments change as a result of evaluation of new information not previously available. Significant judgment is required in assessing, among other things, the timing and amounts of deductible and taxable items. Due to the complexity of some of these uncertainties, the ultimate resolution may result in payment that is materially different from the Company’s current estimate of its tax liabilities. These differences are reflected as increases or decreases to income tax expense in the period in which they are determined.

Income taxes relate to the Company’s domestic federal and state income taxes and foreign subsidiary local country income taxes in Puerto Rico, Mexico and the Netherlands. The provision for income taxes for the foreign subsidiary in Brazil is calculated under the presumed profits method. Under the presumed profits method, the tax authority applies a percentage of the foreign subsidiary’s revenue as the profit margin and taxes the presumed profits at the current federal rate in Brazil.

The Company applies the authoritative guidance related to uncertainty in income taxes. The Company has concluded that there were no uncertain tax positions identified during its analysis. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

Recently Issued Accounting Pronouncements

For a description of recent accounting pronouncements, see “Recently Adopted Accounting Standards” in Note 2 to the audited consolidated financial statements and “Recently Issued Accounting Standards” in Note 2 to the interim unaudited condensed consolidated financial statements included elsewhere in this prospectus.

JOBS Act

We are an “emerging growth company,” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act, and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, even if we comply with the greater obligations of public companies that are not emerging growth from time to time, we may avail ourselves of the reduced requirements applicable to emerging growth companies from time to time in the future.

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. We have elected to use this extended transition period under the JOBS Act until such time as the Company is no longer considered to be an emerging growth company.

We will remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Exchange Risk

The reporting currency for our consolidated financial statements is the U.S. dollar. However, during the 13 weeks ended April 2, 2023 and the 13 weeks ended April 3, 2022, we generated approximately 6.1% and 4.6%, respectively, of our revenue in Brazil. Additionally, during Fiscal 2022 and Fiscal 2021, we generated approximately 6.2% and 3.5%, respectively, of our revenue in Brazil. The revenue and expenses of our Brazilian subsidiaries is translated at the then average exchange rates and as a result, our consolidated financial statements are impacted by fluctuations in the foreign currency exchange rates. For example, if the U.S. dollar strengthens it would have a negative impact on our Brazilian operating results upon translation of those results into U.S. dollars for the purposes of consolidation. The exchange rate of the Brazilian real against the U.S. dollar is currently near a multi-year low. Any hypothetical loss in revenue could be partially or completely offset by lower food and beverage costs and lower selling, general and administrative costs that are generated in Brazilian reais. A 10% appreciation in the relative value of the U.S. dollar compared to the Brazilian Real would have resulted in an increase (decrease) in income (loss) from operations of approximately $(0.1) million and $0.0 million for the 13 weeks ended April 2, 2023 and the 13 weeks ended April 3, 2022, respectively. And a 10% appreciation in the relative value of the U.S. dollar compared to the Brazilian Real would have resulted in an increase (decrease) in income (loss) from operations of approximately $(0.4) million and $0.3 million for Fiscal 2022 and Fiscal 2021, respectively. To the extent the ratio between our revenue generated in Brazilian real increases as compared to our expenses generated in Brazilian reais, we expect that our results of operations will be further impacted by changes in exchange rates. We do not currently hedge foreign currency fluctuations. However, in the future, in an effort to mitigate losses associated with these risks, we may at times enter into derivative financial instruments, although we have not historically done so. These may take the form of forward sales contracts and option contracts. We do not, and do not intend to, engage in the practice of trading derivative securities for profit.

Interest Rate Risk

We are exposed to market risk from changes in interest rates on our debt, which bears interest at variable rates with a minimum 1.0% LIBOR floor and is a function of our Total Net Leverage Ratio as defined in the 2018 Credit Facility agreement. As of April 2, 2023, we had total aggregate principal amount of outstanding borrowings of $357.1 million. A 1.00% increase in the effective interest rate applied to these borrowings would result in an interest expense increase of $3.6 million on an annualized basis. We manage our interest rate risk through normal operating and financing activities and, when determined appropriate, through the use of derivative financial instruments.

Inflation

Inflationary factors such as increases in food, beverage and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative costs as a percentage of revenue if our menu prices do not increase with these increases.

BUSINESS

Overview

We are Fogo de Chão (fogo-dee-shoun), an internationally renowned, growing restaurant brand, providing experiential dining with a compelling value proposition to a young and diverse population. We believe our business model, which we call “fast experiential dining”, combines the best attributes of the labor-efficient and high traffic “fast casual” segment of the restaurant industry with the guest experience and high AUVs of the “full service” restaurant segment. With a whitespace opportunity of more than 10 times our present footprint, exceptional unit economics, strong traffic growth, and robust cash flows, we believe we have decades of profitable growth ahead.

For more than 40 years, we have been known for creating lively and memorable experiences for our guests and serving high-quality cuisine at an approachable price point, all inspired by Brazilian family-style dining. Our menu is fresh, unique and innovative, and is centered on premium cuts of grilled meats, each expertly butchered and simply seasoned, utilizing the centuries-old cooking technique of churrasco, and carved tableside by our gaucho chefs. Fogo’s guests are invited to partake in The Full Churrasco Experience, which allows them to enjoy as many of our high-quality meats and Market Table offerings as they desire at an accessible fixed price. Our unique model enables us to compete across multiple dining occasions and formats, which results in a vast addressable market. As of the date of this prospectus, our total footprint is 75 locations, of which 67 are company-owned and 59 of these are in the United States (across 22 states, the District of Columbia and Puerto Rico), with long-term domestic U.S. unit potential of approximately 600 restaurants, representing a 25-year growth opportunity.

The exceptional price-value of our offering appeals to a diverse population, and in particular resonates with Generation Z, Generation X and Millennial demographic groups, who collectively represent approximately 87% of our guests, based on a 2022 survey, providing an attractive guest composition to drive positive traffic growth for years to come. Our guests visit our restaurants across a wide range of dining occasions and dayparts, driving high restaurant traffic, averaging 151,000 guests per U.S. restaurant in Fiscal 2022. Our high traffic is further supported by fast table turns because our guests do not need to wait for their entrées to be prepared to order, as our gaucho chefs circulate on a continuous service model, providing a personalized experience that is tailored to each guest’s specific preferences and desired pace of dining. Our gaucho chefs’ dual role as both a chef and server enables them to earn comparatively higher income through a tip pool, which, combined with a path to management, drives a long average gaucho tenure of approximately four years within our comparable U.S. store base, while also driving passion in our employee base, a better guest experience, and stronger performance in our restaurants.

Through the consistent execution of our unique business model, we are able to produce attractive unit volumes and restaurant contribution margins. Our unique service model yields significant economic advantages to Fogo by meaningfully reducing our labor costs versus peers, which contributes to our strong margins. Our U.S. AUVs were $7.7 million, $4.4 million, $9.4 million, $10.2 million, $10.5 million and $10.1 million in Fiscal 2019, Fiscal 2020, Fiscal 2021, Fiscal 2022, the 52 weeks ended April 2, 2023 and the 52 weeks ended April 3, 2022, respectively, while our U.S. restaurant contribution margin was 28%, 10%, 31%, 28%, 27% and 26% in Fiscal 2019, Fiscal 2020, Fiscal 2021, Fiscal 2022, the 13 weeks ended April 2, 2023 and the 13 weeks ended April 3, 2022, respectively. Additionally, our consolidated operating margin was 10%, (24%), 13%, 12%, 10% and 11% in Fiscal 2019, Fiscal 2020, Fiscal 2021, Fiscal 2022, the 13 weeks ended April 2, 2023 and the 13 weeks ended April 3, 2022, respectively. Our AUVs, restaurant contribution margin and operating margin in Fiscal 2020 were negatively affected by restaurant closures in connection with the COVID-19 pandemic.

The combination of attractive unit economics with our whitespace opportunity, which we estimate to be at least 550 restaurants over the next 25 years in the U.S., together lay the foundation for our growth algorithm. As of the date of this prospectus, our total footprint is 75 locations, of which 67 are company-owned and 59 of these are in the United States (across 22 states, the District of Columbia and Puerto Rico). In 2022, we opened nine company-owned restaurants and two international franchise restaurants. In 2023, we have opened four company-owned restaurants, and expect to open 7-9 additional company-owned restaurants and 3-5 international franchise restaurants during the remainder of 2023, supported by a strong pipeline of new restaurant development. Beyond 2023, we plan to maintain company-owned unit growth of at least 15% annually while continuing to expand internationally with our franchise model. In pursuit of this goal, in 2022 we entered into development agreements to open multiple franchise locations in Canada, Costa Rica, El Salvador and the Philippines, and expect other countries to follow.

Our consumer appeal is evidenced by our six-year track record of consecutive year-over-year traffic growth through Fiscal 2019. This trend resumed in Fiscal 2021 and Fiscal 2022 following the impact of the COVID-19 pandemic in Fiscal 2020. In Fiscal 2019, we generated total revenue, net income and Adjusted EBITDA of $350 million, $10 million and $64 million, respectively. In Fiscal 2020, we generated total revenue, net loss and Adjusted EBITDA of $205 million, $(57) million and $(9) million, respectively, reflecting the impact of the COVID-19 pandemic. Additionally, in Fiscal 2021, our revenue, net income and Adjusted EBITDA were $431 million, $22 million and $86 million. In Fiscal 2022, our revenue, net income and Adjusted EBITDA in Fiscal 2022 was $546 million, $30 million, and $98 million, respectively. Finally, our revenue, net income and Adjusted EBITDA for the 13 weeks ended April 2, 2023 was $152 million, $5 million and $27 million, respectively, compared to $122 million, $6 million and $20 million, respectively, for the comparable period in Fiscal 2022. For more information, see “Prospectus Summary—Unaudited Quarterly Statements of Operations.”

The Key Value Drivers of Our Business Model

Our core tenets continue to serve as the key drivers of our business model:

Our Core Tenets
Fast Experiential Dining	Labor-efficient model offering culinary discoveries with our gaucho chefs curating our guests’ dining experience with something new and exciting on every visit.

Compelling Value and Appeal for All Occasions	Our high-quality cuisine, differentiated dining experience and approachable price points leads our restaurants to appeal to broad demographic and socioeconomic groups for a wide range of occasions.

Attractive Unit Economics	By optimizing labor, food costs and guest traffic, we generate attractive AUVs, U.S. restaurant contribution margin, operating margin and net income.

Proven Portability Across Geographies	We have delivered consistent AUV and margin performance across suburban, metro and urban markets.

Experienced Leadership	Our senior management team, led by our CEO Barry McGowan, is focused on providing exceptional hospitality while accelerating our growth.

Our Transformation Under Private Ownership

Since going private in early 2018, we have continued to build on our exceptional customer proposition and unique business model by enhancing our unit economics, refining our real estate development criteria, building our new restaurant opening pipeline, enhancing our same store sales drivers, launching international franchising and strengthening our leadership capabilities:

Initiatives
Expanded Management	Created new positions to focus on enhancing operations and driving growth initiatives, while promoting top-performing managers.

Data-Driven Market and Site Selection	Developed a rigorous approach to market and site selection by utilizing new data resources, better analytics and consistent objective criteria, leading to strong and predictable performance of our new units.

Prepared for Growth	Prepared for growth, opened nine company-owned restaurants and two international restaurants in Fiscal 2022, and built a pipeline to facilitate 11-13 company-owned and 3-5 international franchise restaurants in 2023, with 15% annual company-owned restaurant growth and continued international franchise growth thereafter.

New, Efficient Unit Formats	Redesigned smaller footprint units that more efficiently use revenue-producing space and modified our construction specifications, thus lowering cost per square foot, resulting in higher cash-on-cash returns and margin of safety for our investments.

Expanded Whitespace	Based on internal analysis and a study prepared by eSite and focused on driving down unit costs and improving site selection via enhanced data analytics and an increased focus on demand potential, identified an expanded whitespace of over 550 domestic U.S. units, representing a substantial 25-year growth opportunity.

Expanded Menu and Broadened Dayparts	Offering a broader menu that features indulgent cuts and other premium items driving higher average check size and diversifying our dining occasions, as well as new experiences such as Bar Fogo and Next Level Lounge.

Enhanced Marketing	Developed a digital marketing program with personalized marketing that resonates with younger audiences and drives occasions and traffic.

Capital-Light International Growth	Established a capital-light franchise model across multiple countries and continents with a tangible pipeline.

Reduced Exposure to Brazil	Brazil exposure limited to 6.5% of our total revenues in the 52 weeks ended April 2, 2023.

We believe that these enhancements, combined with Fogo’s enduring value drivers, together supported by an expanded development pipeline exhibiting these same characteristics, has robustly positioned our long-term sustainable growth algorithm domestically and abroad.

Our Financial Performance

These core tenets and initiatives have consistently driven strong financial results. For more information about our non-GAAP Financial measures presented below, see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Non-GAAP Financial Measures,” including for information regarding our non-GAAP financial measures and reconciliations to the most comparable GAAP measures.

Prior to 2022, we did not historically pay dividends on our common stock and following this offering, we do not expect to pay dividends on our common stock for the foreseeable future. However, we paid a cash dividend of $40 million on April 25, 2022, to our principal stockholder. The dividend, which was funded from cash and cash equivalents, exceeded our net income of $31.2 million for the twelve months ended April 3, 2022 by $8.8 million, which may be deemed a distribution in contemplation of this offering. Accordingly, based on the mid-point of the price range included on the cover of this prospectus, we would be required to sell                  additional shares of our common stock in this offering to fund the $8.8 million excess of the $40.0 million dividend above our $31.2 million net income for the twelve months ended April 3, 2022. If such additional shares of common stock were issued and sold in this offering, such additional shares of common stock in issue would reduce our pro forma earnings per share from $         to $         for the year ended January 2, 2022. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Our New Restaurant Performance

Our 19 restaurants opened since 2019, which are located across diverse geographic regions and in various trade areas in the U.S., exceeded their year 3 AUV target in the trailing twelve months ended April 2, 2023 by an average of 46%. These exceptional results provide us with strong conviction in the potential of our current new restaurant pipeline, which exemplifies many of the same characteristics as these 19 restaurants, and our longer term growth ambitions.

Our three new U.S. restaurants opened during Fiscal 2019 (located in Bethesda, MD, Irvine, CA and Long Island, NY) that were open during the entirety of Fiscal 2021, Fiscal 2022 and the 13 weeks ended April 2, 2023 had average weekly sales of $213,000 for the 52 weeks ended April 2, 2023, exceeding the average weekly sales implied by our target year 3 U.S. AUV of $6.6 million by 67%. Our five new U.S. restaurants opened during Fiscal 2021 (located in White Plains, NY, Albuquerque, NM, Burlington, MA, Oak Brook, IL, and Huntington Station, NY) that were open during the entirety of Fiscal 2022 and the 13 weeks ended April 2, 2023 had average weekly sales of $152,000 for the 52 weeks ended April 2, 2023, exceeding the average weekly sales implied by our target year 3 U.S. AUV of $6.6 million by 20%. Our eight new U.S. restaurants opened during Fiscal 2022 (located in Coral Gables, FL, El Segundo, CA, Fort Lauderdale, FL, Pasadena, CA, Friendswood, TX, Queens, NY, Reston, VA, and Austin, TX) had average weekly sales of $168,000 for the weeks in which they were open during the 52 weeks ended April 2, 2023, exceeding the average weekly sales implied by our target year 3 U.S. AUV of $6.6 million by 32%. Our three new U.S. restaurants opened during the 13 weeks ended April 2, 2023 (located in Paramus, NJ, National Harbor, MD and Woodland Hills, CA) had average weekly sales of $257,000 for the weeks in which they were open, exceeding the average weekly sales implied by our target year 3 U.S. AUV of $6.6 million by 103%.

Additionally, our 19 new restaurants are approximately 11% smaller on average than those opened previously (9,400 square feet on average compared to 10,600 square feet on average), demonstrating the potential that our smaller sized units can generate comparable sales levels.

Based on strong average weekly sales of our new development model restaurants during Fiscal 2021, Fiscal 2022 and the 13 weeks ended April 2, 2023, and our reduced targeted average cash investment of $3.8-$4.0 million per new restaurant, we have confidence that we will achieve our targeted 40% cash-on-cash returns with our new restaurant development strategy.

Our Competitive Strengths

Fast Experiential Dining

Fogo’s “fast experiential” service model combines the best attributes of the efficient “fast casual” segment of the restaurant industry with the guest experience of the “full service” restaurant segment, providing guests with authentic experiences and the opportunity to discover something new at every turn. Our concept is centered on the wide range of freshly grilled, premium meats carved tableside, providing guests with the optionality to set the pace, portion, variety and temperature of their meal. These fire-roasted cuts are accompanied with continuous visits to the Market Table and hot, seasonal side dishes, all offered for a single price. Our main offerings feature a variety of simply seasoned meats including Brazilian style cuts of beef such as fraldinha (bottom sirloin) and picanha (top sirloin cap), our signature steak, as well as premium cuts such as filet mignon and ribeye, complemented by lamb, chicken and pork. On a typical day in our restaurants, guests can choose from as many as 14-16 different meat options. Our chefs serve each cut within moments of being removed from the grill, in a manner designed both to enhance the tenderness of each slice and meet our guests’ desired portion size and temperature. Our Market Table, which features a variety of seasonal salads, exotic fruits and vegetables, aged cheeses, smoked salmon and charcuterie, is immediately available once our guests are seated.

In recent years, we have expanded our menu options in a number of ways designed to cater to a wider range of guests and occasions. For guests preferring lighter fare, or a vegetarian option, we offer à la carte seafood entrées and appetizers, a Market Table only option and a selection of sharable plates. And for those wishing to indulge, we now feature premium à la carte options to share with the table including dry-aged Tomahawk Ribeye and Wagyu steaks as well as appetizers such as seafood towers. These additions have also enabled us to drive positive “mix” in our same store sales growth as guests add incremental items to their checks. Our menu has been enhanced by a renewed focus on our wine list and a full bar (Bar Fogo), which offers a selection of seasonal cocktail innovations and Brazilian-inspired cocktails such as the caipirinha, or the caramelized pineapple old fashioned.

Our gaucho chefs, skilled artisans whom we train in the centuries-old culinary art of churrasco and the culture of Southern Brazil, are central to our ability to maintain consistency and authenticity throughout our restaurants. We utilize a continuous style of service, where our team members focus on anticipating guests’ needs by curating their dining experience with new discoveries on every visit. Our gaucho chefs engage with guests at their table, learning each guest’s specific preferences and tailoring their dining experience accordingly. In addition to providing an entertaining and interactive experience, our continuous service allows our guests to control the entrée variety, portions and pace of their meal, which maximizes the customization of their experience, value and the satisfaction they receive from dining at our restaurants. We believe our fast experiential dining built around our gaucho service model, distinct flavors and variety of cuisine are critical in driving guest visits to our restaurants.

Award-Winning Concept Appealing to a Broad and Attractive Customer Demographic with a Compelling Value Proposition for All Occasions

The combination of our high-quality cuisine, differentiated dining experience and approachable price points of our dayparts, including our prix fixe, all-you-can-experience dining options, leads our restaurants to appeal to wide demographic and socioeconomic groups. Fogo provides guests with authentic experiences and the opportunity to discover something new at every turn, which are key drivers of dining frequency among our core demographic. The exceptional price-value of our offering appeals to a diverse population, and in particular resonates with the high-growth Generation Z, Generation X and Millennial demographic groups, who collectively represent 87% of our guests based on a 2022 survey, providing a strong foundation to continue driving positive traffic growth for years to come.

Source: 2022 customer survey with total respondents (N=2,003).

In recent years, we innovated differentiated, new revenue platforms to drive frequency across guest need states, including weekday lunch, dinner, weekend Brazilian brunch and group dining, plus Bar Fogo, full-service catering and takeout and delivery options. Whether our guests opt for our Picanha Burger starting at $9 or our signature, The Full Churrasco Experience, where guests can sample a wide range of meat options and our Market Table starting at $59.00, our platforms provide our guests with an exceptional value compared to other restaurant concepts.

Our platforms provide guests a preferred venue for various dining occasions, including intimate gatherings, family get-togethers, business functions, convention banquets and other celebrations. Our revenue platform expansion has effectively generated new trial and increased frequency as evidenced by our six-year track record of consecutive year-over-year traffic growth through Fiscal 2019, which resumed in Fiscal 2021 and Fiscal 2022.

Source: 2022 customer survey with total respondents (N=2,003).

Our restaurants have received numerous awards and accolades from critics and reviewers domestically and internationally. For example, we have been nationally recognized by Nation’s Restaurant News, USA Today, Consumer Reports and Magazine, and Wine Spectator Magazine, and we have received local and social media awards from outlets including Zagat, Atlanta Magazine and Crain’s Chicago Business. Additionally, our restaurants are consistently ranked among the top dining options by reputable online reviewers such as OpenTable, Trip Advisor and Yelp.

Unique Operating Model Drives Attractive Unit Economics

Our business model is unique in multiple aspects that relate to operating and restaurant contribution margin. First, since our freshly grilled meats are in constant circulation, our customers can begin eating as soon as they sit down, which enables fast turns of our tables by eliminating such tasks as long time spent over menus or waiting for distinct parts of meals to be served. Second, our gaucho chefs do more than simply take orders and serve the food—in addition, they butcher meat into the various cuts and then cook the meat, which reduces our labor cost compared to restaurants where the same functions are performed by distinct staff. Moreover, our simple fixed price menu results in less food waste, enables more efficient kitchen operations and provides us the flexibility to cope with food inflation by adjusting the protein mix.

Through the consistent execution of our unique business model, we are able to produce attractive unit volumes and restaurant contribution margins. Our U.S. average unit volumes (“AUVs”) were $7.7 million, $4.4 million, $9.4 million, $10.2 million, $10.5 million and $10.1 million in Fiscal 2019, Fiscal 2020, Fiscal 2021, Fiscal 2022, the 52 weeks ended April 2, 2023 and the 52 weeks ended April 3, 2022, respectively, while our U.S. restaurant contribution margin was 28%, 10%, 31%, 28%, 27% and 26% in Fiscal 2019, Fiscal 2020, Fiscal 2021, Fiscal 2022, the 13 weeks ended April 2, 2023 and the 13 weeks ended April 3, 2022, respectively. Our Brazil AUVs were $3.7 million, $1.6 million, $2.4 million, $4.6 million, $5 million and $2.8 million in Fiscal 2019, Fiscal 2020, Fiscal 2021, Fiscal 2022, the 52 weeks ended April 2, 2023 and the 52 weeks ended April 3, 2022, respectively, while our Brazil restaurant contribution margin was 24%, 1%, 11%, 27%, 29% and 17% in Fiscal 2019, Fiscal 2020, Fiscal 2021, Fiscal 2022, the 13 weeks ended April 2, 2023 and the 13 weeks ended

April 3, 2022, respectively. For the 13 weeks ended April 2, 2023, Brazil revenues represented 6% of Fogo’s consolidated revenue. Our AUVs and restaurant contribution margin in Fiscal 2021 were weakened by Brazilian restaurant closures in the first quarter of Fiscal 2021 in connection with the COVID-19 pandemic. Additionally, our consolidated operating margin was 10%, (24%), 13%, 12%, 10% and 11% in Fiscal 2019, Fiscal 2020, Fiscal 2021, Fiscal 2022, the 13 weeks ended April 2, 2023 and the 13 weeks ended April 3, 2022, respectively.

Our restaurants that were open at least one full year as of December 29, 2019, January 3, 2021, January 2, 2022 and January 1, 2023 generated an average U.S. cash-on-cash return of 43%, 11% and 58% and 57%, respectively, based on results from Fiscal 2019, Fiscal 2020, Fiscal 2021 and Fiscal 2022. Our U.S. cash-on-cash returns in Fiscal 2020 and Fiscal 2021 were negatively affected by the COVID-19 pandemic. In addition to AUVs and U.S. restaurant contribution margin, total U.S. labor costs, food & beverage costs and occupancy & other costs are presented in the following table as a percentage of total U.S. revenue for Fiscal 2019, Fiscal 2020, Fiscal 2021 and Fiscal 2022 respectively:

Proven Portability and Consistent Performance Across Geographies in the U.S. and Abroad

Our concept works nationwide, across suburban, metro and urban markets. Such portability is proven by consistent AUV and margin performance across regions.

Due to the broad appeal of our brand, the universal appeal of grilled meats, the diversity of our guest base, the variety of occasions served and the traffic generated by our restaurants, our concept is an attractive and desirable tenant for real estate owners. Landlords and developers, both in the United States and internationally, often seek out our restaurants to enhance their tenant mix and drive traffic in their developments. Our U.S. restaurants that opened prior to Fiscal 2019 attracted, on average, approximately 129,000 guests per restaurant in Fiscal 2019, which we believe, based on an internal survey of public fine-dining competitors, is approximately 60% more guests per restaurant than those competitors on average. In Fiscal 2020, Fiscal 2021 and Fiscal 2022, our restaurants that opened prior to 2020 attracted, on average, 70,000, 142,000 and 151,000 guests per restaurant, respectively. Our consistent AUVs and restaurant contribution margin performance, brand recognition and relatively high guest traffic position us well to obtain prime site locations with favorable lease terms, which enhances our return on invested capital.

Experienced Leadership

Our tenured senior management team has extensive operating experience with an average of 25 years of experience in the restaurant industry. We are led by our CEO, Barry McGowan. Mr. McGowan first began working with Fogo de Chão in 2013 as COO where he drove key platform creation such as unique dayparted menus for Weekday Lunch and Brunch, Bar Fogo, Appetizers, Market Table branding and Group Dining expansion, and increased our focus on hospitality, driving traffic and in-restaurant execution. Soon after we went private, Mr. McGowan was appointed as our CEO and has guided the growth of our company in traffic, revenue and Adjusted EBITDA, and our ongoing transformation, including via the expansion of revenue and innovation platforms, the re-engineering and upgrade of our development process, and the growth of our global restaurant footprint including the acceleration and significant expansion of our new restaurant pipeline and the inception of our international franchising business model. Mr. McGowan leads a team of dedicated, experienced restaurant professionals who are equally passionate about Fogo, including Tony Laday, our CFO, Rick Lenderman, our COO, Selma Oliveira, our Chief Culture Officer, Janet Geiselman, our CMO, Andrew Feldmann, President of International Franchise Development, Blake Bernet, our General Counsel and Joe Abbruzese, our Chief Development Officer.

Our Growth Strategies

We plan to expand our restaurant footprint and platforms to drive revenue growth, improve operating contribution, restaurant contribution and Adjusted EBITDA margins, enhance our competitive positioning and continue to delight our diverse customer base by executing on the following strategies:

Grow Our Restaurant Base in the U.S. and Abroad

We are in the early stages of our growth with our 75 current restaurants, 59 of which are company-owned restaurants in the U.S. (across 22 states, the District of Columbia and Puerto Rico). Our concept has proven portability, with consistently strong AUVs across a diverse range of geographic regions and real estate settings. In 2023, we have opened four company-owned restaurants, and expect to open 7-9 additional company-owned restaurants and 3-5 international franchise restaurants during the remainder of 2023, supported by a strong pipeline of new restaurant development. Based on internal analysis and an in-depth study prepared by eSite, we believe there exists long-term potential for approximately 600 total sites in the United States, which represent a substantial 25-year growth opportunity. We also believe, based on an internal review of other American restaurant group store counts throughout the world as well as insights from our international franchise advisors, that there is potential for 250 franchise restaurants internationally over the next 25 years. Through the broad appeal of our differentiated concept, improved unit economic model and enhanced real estate strategy lowering overall investment costs, we believe we can meet the same return hurdles in smaller trade demand areas than in the past and do so more predictably, which has expanded our overall whitespace of new restaurants which meet our high return hurdle.

Our current restaurant investment model targets an average cash investment of $3.8-$4.0 million per restaurant, net of tenant allowances and pre-opening costs, assuming an average restaurant size of approximately 8,500 square feet, an AUV of $6.6 million or $776 of sales per square foot and targeted cash-on-cash returns of approximately 40%, which we calculate by dividing our restaurant contribution in the third year of operation by our initial investment costs (net of tenant allowances and excluding pre-opening expenses).

Our 19 restaurants opened since 2019, which are located across diverse geographic regions and in various trade areas in the U.S., exceeded their year 3 AUV target in the trailing twelve months ended April 2, 2023 by an average of 46%. These exceptional results provide us with strong conviction in the potential of our current new restaurant pipeline, which exemplifies many of the same characteristics as these 19 restaurants, and our longer term growth ambitions.

Our three new U.S. restaurants opened during Fiscal 2019 (located in Bethesda, MD, Irvine, CA and Long Island, NY) that were open during the entirety of Fiscal 2021, Fiscal 2022 and the 13 weeks ended April 2, 2023 had average weekly sales of $213,000 for the 52 weeks ended April 2, 2023, exceeding the average weekly sales implied by our target year 3 U.S. AUV of $6.6 million by 67%. Our five new U.S. restaurants opened during Fiscal 2021 (located in White Plains, NY, Albuquerque, NM, Burlington, MA, Oak Brook, IL, and Huntington Station, NY) that were open during the entirety of Fiscal 2022 and the 13 weeks ended April 2, 2023 had average weekly sales of $152,000 for the 52 weeks ended April 2, 2023, exceeding the average weekly sales implied by our target year 3 U.S. AUV of $6.6 million by 20%. Our eight new U.S. restaurants opened during Fiscal 2022 (located in Coral Gables, FL, El Segundo, CA, Fort Lauderdale, FL, Pasadena, CA, Friendswood, TX, Queens, NY, Reston, VA, and Austin, TX) had average weekly sales of $168,000 for the weeks in which they were open during the 52 weeks ended April 2, 2023, exceeding the average weekly sales implied by our target year 3 U.S. AUV of $6.6 million by 32%. Our three new U.S. restaurants opened during the 13 weeks ended April 2, 2023 (located in Paramus, NJ, National Harbor, MD and Woodland Hills, CA) had average weekly sales of $257,000 for the weeks in which they were open, exceeding the average weekly sales implied by our target year 3 U.S. AUV of $6.6 million by 103%.

Additionally, our 19 new restaurants are approximately 11% smaller on average than those opened previously (9,400 square feet on average compared to 10,600 square feet on average), hence demonstrating the potential that our smaller sized units can generate comparable sales levels.

Based on strong average weekly sales of our new development model restaurants during Fiscal 2021, Fiscal 2022 and the 13 weeks ended April 2, 2023, and our reduced targeted average cash investment of $3.8-$4.0 million per new restaurant, we have confidence that we will achieve our targeted 40% cash-on-cash returns with our new restaurant development. In Fiscal 2021, our U.S. cash-on-cash returns were 58% and our Brazil cash-on-cash returns were 13%, and in Fiscal 2022, our U.S. cash-on-cash returns were 57% and our Brazil cash-on-cash returns were 70%.

The strength of and the thesis behind our improved development model is supported by the results of units opened thus far under it. These units are outperforming our year three targets with respect to AUV and sales per square foot.

Our primary focus is a disciplined company-owned new restaurant growth strategy primarily in the United States in both new and existing markets where we believe we are capable of achieving sales volumes and restaurant contribution margins. We opened seven restaurants during Fiscal 2021, which included six company-owned restaurants, and one franchise restaurant in Mexico. In Fiscal 2022, we opened nine company-owned restaurants and two international franchise restaurants. In 2023 and beyond, we plan to maintain a company-owned unit growth of at least 15% annually while continuing to expand internationally with our franchise model. In pursuit of this goal, in 2022 we entered into development agreements to open multiple franchise locations in Canada, Costa Rica, El Salvador and the Philippines, and expect other countries to follow.

We plan to grow in international markets through our new franchise strategy, while simultaneously pursuing the opportunity to enter into airports and other non-traditional sites. We believe our high-quality food offering at an affordable price point served in an experimental setting will be received as well in international markets as it was when Fogo first expanded from Brazil to the U.S. in 1997, and as evidenced by the growth of our current franchising program in the Middle East and Mexico and the strong interest demonstrated by our franchise opportunity pipeline. We also believe both domestic U.S. and international airports represent a compelling, natural extension of our brand proposition opportunity given the immediacy of our dining model, rapid table turns, high-quality food and reputation of our brand.

Continue to Grow Our Traffic and Comparable Restaurant Sales

Unlike many of our peers, we consistently grew our traffic for six years through 2019. Our strategy is to build traffic with trial, new occasions through continuous culinary and bar innovation that build frequency, enhance our guest experience with add-on sales and then evaluate price increases (in line with inflation) by location to continue to maintain our strong value proposition versus our peers.

•

Continue to Innovate Food and Beverage. We introduce innovative items that satisfy evolving consumer preferences and broaden our appeal, increasing the number of occasions for guests to visit our restaurants. To expand our value proposition, we introduced “added-value items” to The Full Churrasco Experience, such as our Bone-in Ribeye, Porterhouse or NY Strip and add-on “indulgent items,” such as Wagyu and Dry-aged Tomahawk Ribeye, center cut Cauliflower Steak (a vegan entrée), as well as affordably priced items like our $9 Picanha Burger. We have also introduced new beverages, such as our Passion Fruit Mimosas to appeal to our Bar Fogo brunch guests, among others. The expanded menu with the above items has increased our average check size. Finally, we plan to continue our menu innovation by introducing more seasonal and indulgent dishes.

•

Expand Dayparts. We continue to drive comparable restaurant sales growth through expanding the dayparts offered at our restaurants. In 2015, we introduced dayparted menus with varying price points for additional occasions, such as weekday lunch, weekend brunch, dinner and special occasions to provide additional optionality to our guests and increase traffic in our restaurants. Additionally, our recently expanded Bar Fogo platform drives incremental daypart opportunities and features a more casual way to experience Fogo de Chão via small and sharable plates served at the bar, in addition to All Day Happy Hour and Cellar Selects in the dining room and bar.

•

Further Grow Our Large Group Dining Sales. We believe our differentiated dining experience, broadly appealing menu, flexible restaurant layout, speed of service and compelling value proposition makes us a preferred destination for group dining occasions of all types. Our Group Sales managers covering all our restaurants have recently expanded their outbound targeting to include both in-dining occasions and off-site catering, which we believe will generate significant momentum in group sales growth.

•

Accelerate Our Investment in Marketing. Beginning in 2018, we accelerated our investments in marketing, social engagement and advertising to drive guest trial and frequency by identifying media whitespace and seeking to expand our share of voice. We communicate new marketing initiatives through an ever-changing, layered media mix that reaches guests with emerging, predictive media (streaming video and audio, digital, social and podcasts), traditional media (TV, radio, print and out of home) and earned media (public relations and social buzz), with the intent to increase brand awareness. Our media mix, creative messaging and social engagement have resulted in strong ad completion and response rates, trackable year-over-year revenue growth and top quadrant community size, net sentiment and brand passion scores across social platforms. We will continue to harness word of mouth and e-mail marketing and grow our social media fan base through social engagement, unique promotions and rich content that reward loyalty and increase guest engagement with our brand. In addition, we intend to launch a curated loyalty program in 2023.

•

Remodel Select Restaurants. We will continue to opportunistically remodel our restaurants to enhance the guest experience, highlight our brand attributes and encourage guest trial and frequency. We also believe there are opportunities to optimize revenue and restaurant capacity through patio enclosures, bar expansions, seating additions and innovation platforms to maximize sales per square foot.

Improve Margins by Leveraging Our Infrastructure and Investments in Human Capital

To better support our future growth and improve our operations and management team, we have invested in and fine-tuned our SG&A cost structure. We created new management positions in key functional areas to drive future growth initiatives including new restaurant site selection and analysis, new restaurant design, group dining, product innovation, procurement, international franchise development and in-restaurant employee training. We concurrently promoted several of our top performing managers to elevated positions in the organization. In addition, we have repurposed costs and implemented initiatives in our restaurants to improve quality, labor productivity and lower waste, which are designed to further enhance restaurant profitability and the guest experience. We have made substantial investments in our IT systems, which we expect to drive operational efficiency and greater margins through the use of labor productivity and training tools and improved guest frequency through the development of our loyalty and media platforms. We believe that improving our restaurant contribution and Adjusted EBITDA margins through both IT and restaurant infrastructure as well as human capital investments is a key driver of our future profitability growth, and these investments will drive operating leverage as our revenue grows.

Brand Resilience During COVID-19 and Acceleration Thereafter

At the onset of the COVID-19 pandemic, we responded quickly to nationwide government-mandated restaurant closures in March 2020 by first taking care of our team members and feeding those most in need in our communities. To enable our stores to remain open and functional, we launched our technology-based off premise and expanded catering platforms, which have both become important and permanent offerings as new channels of revenue. While we had to furlough the vast majority of our non-salaried team members in connection with restaurant shut-downs, we consistently communicated with them and offered incentives to return as government-mandated restrictions were lifted. As a result, we were nearly fully staffed back to 2019 levels by October 2020, and is part of the reason we are staffed at 145% of 2019 levels as of the date of this prospectus, representing a level commensurate for our growth ambitions and another aspect of our organization that sets us apart from our restaurant peers, many of which continue to contest with lingering staffing shortages as a result of the pandemic. We also kept many of our gaucho chefs and all of our managers and sales managers fully employed to ensure business continuity, successful off-premise capabilities, and to have the ability to ramp back aggressively as we began reopening restaurants in May 2020 and capacity restrictions were lifted.

As we re-opened, our coordinated efforts, focused on bringing nearly all of our team members back to work and fully re-staffing our restaurants, allowed us to deliver a “journey back to joy” experience for our guests. During this time, we created significant outdoor dining capacity where possible to help mitigate the indoor dining restrictions still in effect. We launched an all-day happy hour and enhanced our “Indulgent Platform.” At the same time, we secured over $50 million in available third-party debt funding to provide enhanced operating flexibility and growth capital, renegotiated most of our leases and improved structural rents by over $1.2 million annually. We believe that many of our responsive efforts to the COVID-19 pandemic have already materialized through improving financial results, as illustrated by our recent monthly same store sales and earnings evolution in Fiscal 2021, Fiscal 2022 and the 13 weeks ended April 2, 2023, as well as strong quarterly revenue, net income, restaurant contribution and Adjusted EBITDA generation in the 13 weeks ended July 4, 2021, October 3, 2021, January 2, 2022, April 3, 2022, July 3, 2022, October 2, 2022, January 1, 2023 and April 2, 2023.

Restaurant Management and Operations

Restaurant Organizational Structure

Each restaurant typically employs an average of approximately 100 people, including gaucho chefs, servers, bussers, and kitchen staff, bartenders, catering/off-premise staff, as well as other operating personnel. Our gaucho chefs butcher, prepare, fire-roast and serve all our meats. Each restaurant has a general manager and an assistant general manager, and half of our restaurants in the United States employ a second assistant manager. To promote authenticity, continuity of the churrasco culture and improved operations, many of our team members holding management-level positions and our general managers are former gaucho chefs.

We emphasize a culture of collaboration within the management of our restaurants to facilitate the continuous development of “best practices” regarding guest service, cost control and growth opportunities. Typically, our general managers meet each week to discuss performance and opportunities for improvement.

Our Gaucho Chefs

Our highly-trained and skilled gaucho chefs perform a combination of “back-of-the-house” and “front-of-the-house” duties. The skill set required to perform as one of our gaucho chefs illustrates the importance of the position in our organization. Our gaucho chefs have all been trained in the culinary art of churrasco, and they not only butcher, season and cook the meats, but also serve our guests, facilitating a curated guest experience by building rapport with our guests and anticipating their needs in order to create a lively and appealing guest experience.

We maintain very high standards for the gaucho chef position. Once selected, the team member must successfully complete an apprenticeship program, which primarily consists of on-the-job training, and is augmented by a program of continuous training and mentoring after qualification as a gaucho chef. We credit our stringent hiring and intense training practices for our ability to deliver a consistent and authentic experience to our guests, which we believe differentiates us from our competition. These practices have also resulted in strong retention rates in our restaurants, with our gaucho chefs having been employed with us for an average of approximately 3.7 years within our comparable U.S. store base, our restaurant general managers over 9 years, our area directors over 19 years and our regional directors over 22 years.

Our Dining Experience

Our restaurants aim to continually innovate to delight both “food explorers” and guests seeking a unique dining experience grounded in authentic Brazilian cuisine of simply prepared meats cooked over an open flame, wholesome and seasonal ingredients, and South American spirits and wine.

The Full Churrasco Experience allows our guests to experience a variety of high-quality meats and our Market Table. We feature a variety of carefully cooked and simply seasoned meats including Brazilian style cuts of beef such as fraldinha (bottom sirloin) and picanha (top sirloin cap), our signature cut of steak, as well as premium cuts such as filet mignon and ribeye, complemented by lamb, chicken, and pork.

We place on the table beside each guest a two-sided medallion with one side red and one side green. When a guest is ready to begin enjoying the various selections of meat, they simply turn the medallion to green. This signals our gaucho chefs to visit that table and offer whatever cut of meat they are serving. Guests can pause the service at any time by turning the medallion to red and then back to green when they are ready to try additional selections. They can also communicate to our gaucho chefs any specific cut of meat they prefer. The medallion allows customization so the guest can control the pace and choice of meats. Each cut is carved customer by customer, slice by slice, by our gaucho chefs in a manner designed to both enhance the tenderness of each slice as well as meet our guests’ desired portion size and temperature. For those wishing to indulge, we now feature premium à la carte options to share with the table including dry-aged Tomahawk Ribeye and Wagyu NY Strip.

To complement our meat selection, our guests continuously visit the Market Table, and a variety of side dishes are brought to each table and replenished throughout the meal. For guests preferring lighter fare, we offer à la carte seafood entrées and appetizers, a Market Table only option and a selection of sharable plates. Our Market Table, which features a variety of seasonal salads, exotic fruits and vegetables, aged cheeses, smoked salmon and charcuterie, is immediately available once our guests are seated.

Our menu is enhanced by an award-winning wine list emphasizing South American wine and a full bar with a selection of Brazilian-inspired cocktails such as the caipirinha, or the caramelized pineapple old fashioned. Our restaurants also offer a selection of traditional and modern desserts.

Site Selection and Development

New Restaurant Development

We have optimized our site selection process through the rigorous use of data analytics, consistent site evaluation criteria, and the adoption of designs that are more efficient in terms of space use and that enable lower buildout costs. As a result of our improved development model, our pursuing smaller restaurant square footage and lower overall investment costs, we believe we can meet the same strong return hurdles in smaller trade demand areas more predictably, which meaningfully expands our overall whitespace. We opened 11 restaurants during Fiscal 2022, which included nine company-owned restaurants, and two franchise restaurants in Mexico. In 2023, we have opened four company-owned restaurants, and expect to open 7-9 additional company-owned restaurants and 3-5 international franchise restaurants during the remainder of 2023, supported by a strong pipeline of new restaurant development. Beyond 2023, we plan to maintain a company-owned unit growth of at least 15% annually while continuing to expand internationally with our franchise model. In pursuit of this goal, in 2022 we entered into development agreements to open multiple franchise locations in Canada, Costa Rica, El Salvador and the Philippines and expect other countries to follow.

Based on internal analysis and a study prepared by eSite, we believe there exists long-term potential for approximately 600 total sites in the U.S., representing a substantial 25-year growth opportunity, due to the broad appeal of our differentiated concept, strong cash-on-cash returns, flexible real estate strategy and improved development and operational model. Our concept has proven portability, with strong AUVs across a diverse range of geographic regions, population densities and real estate settings. We also believe there are opportunities to optimize revenue and restaurant capacity through patio enclosures, bar expansions, seating additions, and innovation platforms to maximize sales per square foot in future development of new sites.

There is no guarantee that we will be able to increase the number of our restaurants. We may be unsuccessful in expanding within our existing or into new markets for a variety of reasons described herein under “Risk Factors,” including competition for guests, sites, team members, licenses and financing.

Our Enhanced Market and Site Selection Process

We use a combination of our internal development team as well as a national real estate broker interfacing with local networks in our target markets to identify and assess potential sites for new restaurant development. Our in-house real estate team has over 50 years of combined experience with a wide range of national restaurant brands. We utilize sophisticated analytical tools designed to uncover characteristics that we believe drive successful restaurant openings. Since 2018, we have utilized our improved site selection process to enhance planning by focusing on rigorous use of data analytics and consistent site evaluation criteria.

Our criteria for evaluating market expansion opportunities include total population and population density, guest demographics, total designated market area restaurant sales, gross domestic product per capita, labor force and unemployment rates, availability of premier site locations, proximity to hotels and convention centers, competition penetration and projected unit economics, among other things. We seek out locations with high average household income and commercial density as well as traffic drivers such as high daytime population and proximity to luxury hotels, meeting spaces and airports and sites with a strong mix of retail co-tenancy.

Our real estate process is led by our internal development team, which is an executive team comprised of senior management and members of our real estate team. The internal development team meets periodically to review new site opportunities and recommends new locations to a committee of our board of directors for approval. Once a location has been approved by the committee, we begin a design process to align the characteristics of the site to our brand attributes.

Restaurant Design

We place significant emphasis on the unique design and atmosphere of our restaurants. Each of our restaurants has a unique layout to optimize available space, and we have a flexible restaurant design. This flexibility enhances our growth opportunity, since our concept performs well in a diverse range of property types, building sizes and locations from high-density urban to less dense suburban markets with either in-line or freestanding building types. All of our restaurants share similar design elements, including our choice of color palette, imagery and decor, which create a luxurious, experiential concept that is approachable by diverse consumers. Some of our restaurant design features include:

•	our Market Table displays fresh and seasonal foods to complement our offering of meats;

•	our peninsula grill, meat locker and butchery, features of our newest units, prominently display cuts of meat at various stages of preparation;

•	wine walls remind our guests of our South American-inspired wine list;

•	lounge and banquette seating in our bars to encourage lingering at the bar;

•	patios for al fresco dining; and

•	flexible semi-private and private dining for group dining experiences.

In addition, in 2020 we launched our Next Level Bar program with renewed focus on bar training, staff knowledge education and premium products. Our new restaurant design includes our recently expanded Bar Fogo platform featuring a more casual way to experience Fogo de Chão via small and sharable plates served at the bar.

Restaurant design is handled by our in-house team utilizing in-house resources as well as local third-party architects in the markets where we develop restaurants. In designing our restaurants, our goal is to provide guests with an open, interactive layout that complements the continuous style of service provided by our gaucho chefs, while allowing for a fluid and dynamic setup and providing flexibility to accommodate large groups. Because of the simplicity of our back-of-house operations, we are able to dedicate more floor space for the seating area than some of our competitors, thereby optimizing our restaurant locations and improving revenue per square foot.

Construction and Remodeling

Restaurant construction is overseen by our construction team, which includes our Chief Development Officer and our in-house construction manager. Construction of a new restaurant in the United States typically takes approximately four to six months. We generally construct restaurants in in-line leased retail space or freestanding buildings on leased properties. We have redesigned smaller footprint units that more efficiently use revenue-producing space and have modified our construction specifications, thus lowering cost per square foot, allowing us to maintain our cash-on-cash return targets, while expanding our whitespace opportunities. Our restaurant investment model targets an average cash investment of approximately $3.8-$4.0 million per restaurant, net of tenant allowances and pre-opening costs assuming an average restaurant size of approximately 8,500 square feet, an AUV of $6.6 million or $776 of sales per square foot and cash-on-cash returns in excess of 40% by the end of the third full year of operation. The strength of and the thesis behind our improved development model is supported by the results of units opened thus far under it. These units are outperforming our year three targets with respect to AUV and sales per square foot.

Our new unit design is more flexible and better uses revenue-producing space. As a result, we believe that Fogo de Chão can successfully open units in a greater number and in more types of locations at a lower cost per unit. We believe that the new restaurants opened in Fiscal 2018 and Fiscal 2019 are proof of our more efficient model. Although facing inflation headwinds, we have reduced the capital expenditure on new-builds by 20% to 25% in new restaurants opened in 2019-2022 compared to our average capital spending on new restaurants in 2015-2018.

We will continue to opportunistically remodel our restaurants to enhance the guest experience, highlight our brand attributes and encourage guest trial and frequency. We also believe there are opportunities to optimize revenue and restaurant capacity through patio enclosures, bar expansions, seating additions and innovation platforms to maximize sales per square foot.

International Strategy

Although we operate company-owned restaurants in Brazil, we initially began to expand internationally in large cities through a joint venture strategy, which we recently converted to a franchise growth strategy. We believe that attractive opportunities for opening new restaurants exist in large cities and business centers in many international markets including in particular South America, Central America, Asia, Canada and the Middle East. We believe that utilizing a franchise model to pursue such opportunities will allow us to expand our brand with limited capital investment by us while leveraging the local know-how of our franchise partners. We opened our seventh restaurant under the franchise model in Acoxpa, Mexico in Fiscal 2021. In addition, once international travel resumes to historical patterns, we plan to grow in international markets by additionally focusing on airports.

Properties

As of April 2, 2023, we operated 58 restaurants in the United States and 8 restaurants in Brazil, and we have franchised 8 restaurants in Mexico and 2 restaurants in the Middle East. Among our company-owned restaurants, our sites have historically ranged in size from approximately 7,000 to 16,000 square feet, with seating for 200 to 500 guests. Going forward, based on the development and construction plans of our enhanced model, we plan to open restaurants that will range in size from approximately 7,000 to 10,000 square feet per site and may vary depending on site-specific opportunities.

All of our company-owned restaurants are operated under leases, although two of our restaurants are owned by subsidiaries of the Company and are leased by operating subsidiaries of the Company. Our leases generally have initial terms of between 10 and 20 years and can be extended in five-year increments. All of our leases in the United States require a fixed annual rent, and many require the payment of additional rent if restaurant sales exceed a negotiated amount. Generally, our leases are “net” leases, which require us to pay all of the cost of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases at our option.

In addition, we lease approximately 19,000 square feet of office space in Dallas, Texas which we use as our corporate headquarters. This lease expires in 2032, with options to renew until 2042. We also lease approximately 25,000 square feet of office space in Plano, Texas which was formerly our corporate headquarters. This space is subleased through the end of its term in 2027.

The number of restaurants we own, lease and franchise as of April 2, 2023 are set forth below:

State or Country	Owned Sites	Leased Sites	Franchised Sites
Arizona		1
California		9
Colorado		2
Florida		5
Georgia		2
Illinois		4
Indiana		1
Louisiana		1
Maryland		3
Massachusetts		2
Michigan		1
Minnesota		1
Missouri		1
Nevada		1
New Jersey		1
New Mexico		1
New York		5
Oregon		1
Pennsylvania		3
Puerto Rico		1
Texas	2	6
Virginia		2
Washington		1
Washington, D.C.		1
Brazil		8
Mexico			6
Middle East			2
Total	2	64	8

Marketing and Advertising

Our marketing goals are to:

•	Increase same store sales by building awareness to attract new guests;

•	Increase frequency (return visits) of existing guests;

•	Support new restaurant openings to achieve sales and profit goals; and

•

Communicate and promote brand positioning as a leading restaurant of culinary discovery through our focus on experiential occasions, innovative cuisine, curated service and commitment to authentic hospitality.

All advertising is coordinated by our corporate office. We utilize layered media channels to create awareness and drive trial of the brand. These channels may include highly targeted, data-driven online media (social, digital, streaming video and audio), offline media (TV, radio, print and out of home), and earned media (public relations, influencers and social buzz) as well as local restaurant marketing. Our online media leverages first and third-party data sources to efficiently target existing and potential guests based on behaviors, proximity and predictive analytics. Other areas of marketing include loyalty programs, promotions and events to expand awareness and frequency.

Social Media

Beginning in 2018, we accelerated our investments in marketing, social engagement and advertising to drive guest trial and frequency by identifying media whitespace and seeking to expand our share of voice. We communicate new marketing initiatives through an ever-changing, layered media mix that reaches guests with emerging, predictive media (streaming video and audio, digital, social and podcasts), traditional media (TV, radio, print and out of home) and earned media (public relations, influencers and social buzz), with the intent to increase brand awareness. Our media mix, creative messaging and social engagement have resulted in strong ad completion and response rates, trackable year-over-year revenue growth and top quadrant community size, net sentiment and brand passion scores across social platforms. We will continue to harness word of mouth and e-mail marketing and grow our social media fan base through social engagement, unique promotions and rich content that reward loyalty and increase guest engagement with our brand. In addition, we intend to launch a curated loyalty program in 2023.

Local Restaurant Marketing

A key strategy utilized by our management teams at the local level is to maintain strong relationships with influencers and decision-makers within the trade area, including concierge desks at key area hotels, members and attendees at convention and visitor bureaus, property managers, office managers and more. Our Sales Managers lead outreach and event marketing for both dine-in and offsite sales opportunities. Our teams host networking events with chambers and associations to create awareness and goodwill among community organizations, in addition to hosting guest-based events to drive awareness and trial of new revenue platforms.

New Restaurant Openings

New restaurants are supported first by hiring a dedicated sales manager to develop personalized relationships with local businesses, corporate accounts, hospitality networks and more. Additionally, we hire a local public relations firm to assist in introducing the brand to the market and promoting the brand through media relations. We support every opening with a pre- and post-media plan to generate demand, interest, trial and repeat visitation. We develop online and offline media plans based on local gravity centers, mobility data and competitive usage, which are then optimized weekly based on response rate and ramp.

Group Sales

We believe our restaurants are preferred group dining venues because of the quality and variety of our menu offering, the efficiency of our service model in handling large groups and our attractive private dining areas. Every restaurant has a dedicated Sales Manager who prospects for new business with local businesses and organizations and works with existing guests on larger event planning. We define large groups as reservations with more than 15 guests, and off-site events that serve more than 15 people.

Talent Acquisition, Training and Leadership Development

Our senior management team is steeped in our long-standing culture of hospitality and our distinctive churrasco heritage, which culture is a significant driver of our ability to retain and attract talent. Our talent management begins with attracting, selecting and training talent that aligns with our values. We believe this approach has been a cornerstone of our success and we continue to focus on our training efforts to ensure our brand standards are maintained globally. Our talent strategy is focused on three core tenets, underpinned by a technology-based platform and web-based tools, including:

•

Selection, On-Boarding and Cultural Immersion. We take a balanced approach on selection by attracting and developing like-minded, guest- and hospitality-focused leaders for future management needs. All leaders at all levels of our organization are immersed in the culture and heritage of the culinary art of churrasco.

•

Competency-Based Learning. After passing an interview and selection process, prospective managers must be certified through an 8- to 12-week in-restaurant management development program. During the onboarding process, newly promoted or hired leaders learn all of the functional positions in the restaurant and develop strong guest-oriented management routines. Training takes place in one of our training restaurants. All of our team members, irrespective of level in the organization, are coached and developed in the competency their role requires and are certified through an internal validation process.

•

Next Level Leadership. We continue to identify future leaders through our rigorous succession-management process and develop tailored, competency-based development action plans in partnership with direct supervisors at every level of our organization. Our learning and development platforms continue to track development action plans to ensure our Fogo team members are prepared to meet current and future needs.

Our learning and development platforms are web-based and are delivered with interactive content that engages users and tests for retained knowledge. This video-based approach allows us to deliver our learning and development platforms in multiple languages and maintain version control, keeping learning consistent internationally as we continue to develop new content.

Menu Innovation and Purchasing

Our menu innovation begins with focused, seasonal procurement that keeps our menu on-trend, maintains our affordable price positioning and seeks to minimize our food waste. Since our menu does not require exact menu specifications, we are able to innovate utilizing high-quality seasonal items to continually introduce new products while achieving the best available price for a range of proteins, including beef, chicken, lamb and pork, as well as Market Table ingredients. This advantage allows us to shift the mix of our ingredients to offset inflationary pressure and optimize the cost of the basket of products we deliver without compromising the guest experience. We believe our innovative Market Table, which features a variety of seasonal salads, exotic fruits and vegetables, aged cheeses, smoked salmon and charcuterie, drives not only frequency across dayparts from our broad and diverse guest community by delivering an excellent guest experience, but also improves flexibility and optimizes costs.

In addition, we have flexibility in the type and weights of proteins we purchase and serve, which helps us to manage our food costs. We have national supplier arrangements in the United States ranging from three months to one year depending on the product and season. We monitor contracts monthly and shift the mix of our products served to respond to changes in pricing, thus optimizing the cost of the ingredients we offer in our restaurants. Finally, management of food waste through proper training and procedures at the restaurant level represents another lever through which we control our food costs given our prix fixe menu.

Quality Control & Transparency

We focus on supply chain transparency and partner with large suppliers like US Foods, which is a significant supplier of meat, because of their scale and capacity to implement and maintain traceability and transparency of their supply chain.

We maintain strict quality standards at our restaurants. Each team member is expected to adhere to these standards, and it is the responsibility of the general managers and the gaucho chefs to ensure that these standards are upheld. We are committed to providing guests with high-quality, fresh products and superior service. Through the use of our training programs, extensive experience requirements for our gaucho chefs and our commitment to hiring and developing staff, we are able to maintain high standards and guidelines for all menu items across our restaurants. Similarly, we rely on a quality assurance team to conduct regular, comprehensive audits of our suppliers to ensure we are offering our guests high-quality products.

Management Information Systems

We leverage technology to minimize friction for our guests and team members, to build knowledge for improved guest acquisition and frequency, site selection, and to improve our profitability with enterprise-wide training and functional tools. Our technology platforms provide guests with simple ways to locate, visit, reserve, purchase, review and share feedback with us and their peers. We leverage this information to optimize planning of investments in real estate, operations, forecast financial results, and guest satisfaction.

In the restaurants, we use leading technology platforms to manage the flow of guests from the door to the table while offering Wi-Fi in exchange for email addresses and optional sign-up to our loyalty program. We enable management to attend to our guests while being able to monitor real-time metrics on the performance of the restaurant and anticipate arrival of new guests. The team members are enabled with leading edge point of sale systems to capture labor hours, meal-breaks, and guest requests with speed and precision. Much of this data flows real-time to leadership to enable in moment decisions to optimize results. All data is collected early the next business day and enables analytics and reporting for the enterprise.

We leverage data and analytics at scale on a daily, weekly, and monthly basis by leveraging machine learning and artificial intelligence to understand guest behavior and sentiment inside and outside of our restaurants and potential sites. We continue to improve our innovative analytic capabilities by partnering with leading data providers and cloud native technology along with a tight alignment between IT, Finance, Operations, Marketing, Development/Construction, and Supply Chain.

We are deploying self-healing infrastructure and edge devices to enable further utilization of empowering technology for the operations team and for the guests that continue to grow in usage of mobile devices from within the restaurants. Supply Chain, HR, Finance, and Marketing are empowered to deploy leading applications and process for operating the restaurant and engaging the consumer through these secure and highly available digital rails.

Human Capital

As of April 2, 2023, we had 6,900 team members, of which 6,367 were employed in the U.S. and 533 were employed in Brazil. Of the 6,367 team members employed in the U.S., 6,296 were employed in our restaurants and 71 performed general and administrative functions. None of our team members in the U.S. are currently covered by a collective bargaining agreement though some of our team members in Brazil participate in industry-wide trade union programs. We have had no labor-related work stoppages, and we believe our relations with our team members are good.

We rely on our ability to attract and retain talented team members. To attract and retain talent, we strive to maintain our culture and values, support an inclusive and supportive workplace, with opportunities for our team members to grow and develop, and maintain our structural labor advantages through a broader tip pool for a greater portion of our restaurant team members.

Maintaining our Culture. In our restaurants we train our gaucho chefs and team members in the centuries-old Brazilian cooking tradition of churrasco and the culture of Southern Brazil. Our gaucho chefs are central to our ability to maintain consistency and authenticity throughout our restaurants around the world. This skill and our focus on the value of inclusion and development form the foundation of our company and how we interact with one another and our guests. As such, we believe that diversity and inclusion are vital parts of our culture. We value and welcome team members from all walks of life to share their gifts and strengths while working in our restaurants. As a result, we are committed to attracting, retaining, engaging and developing a workforce that reflects the diversity of our guests and is committed to our values. Reflecting our emphasis on our team members and culture, each of our company-owned restaurants serves a daily Fogo Family Dinner to our restaurant team members before dinner service, which enhances morale, maintains familiarity with our offering and reinforces our culture among our team members.

Development. We motivate and develop our gaucho chefs and team members by providing them with opportunities for increased responsibilities and advancement. We provide numerous training opportunities for our team members, with a focus on continuous learning and development to provide a pathway and training to advance from entry-level jobs into management roles. Today, we have 48 general management-ready managers and 146 team members identified for management roles. In addition, our geographic footprint often allows us to offer our restaurant team members relocation options at similar roles when personal circumstances require it.

Broader Guest-Facing Workforce and Tip Pool. Since our gaucho chefs serve as butchers, chefs and server, the guest-facing tip pool in our restaurants reaches a greater proportion of our team members than in a typical restaurant, which we believe reinforces team cohesion and motivates our workforce. By providing our team members with a significant stake in the success of our restaurants, we believe that we are able to attract and retain talented, experienced and highly-motivated managing and market partners.

In addition to salaries and our tip pool, we maintain other incentive programs (which vary by team member level) including, among other items, bonuses, stock awards, retirement savings plans, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, paid parental leave and various team member assistance programs. As a result of the pandemic, we provided increased benefits to our team members in the form of enhanced sick pay and accrued vacation benefits and also provided a premium holiday on health insurance. We are 145% staffed compared to 2019, so we are amply prepared with the staff needed to support our growth.

Health and Safety. The health and safety of our team members is a top priority. In response to the pandemic, we implemented changes at our restaurants to help protect our team members and guests. This included providing personal protective equipment for our team members, adding hand sanitizer stations at each restaurant, and supplying each restaurant with a chemical sanitation sprayer. For the team members that continue to work on-site in our Support Center, we have implemented additional measures to ensure their safety including enhanced sanitation efforts and daily health and temperature checks. We believe we have been able to preserve our business continuity without sacrificing our commitment to keeping our team members safe during the pandemic.

Competition

Fogo de Chão competes with any restaurant concept where consumers gather together for great food, a setting for celebration and a desire for a true experience that goes beyond the food itself. The restaurant sector is highly competitive, and we compete with both national concepts as well as local restaurants that are known in their specific region. However, we do not believe that there are many national concepts that offer the quality of the food and service we deliver and do so at the value we offer given much of our offering allows you to eat as much as you choose for a fixed price. Given our average check, we believe that we compete with concepts that are considered fine-dining or polished casual dining, such as Darden Restaurants or Texas Roadhouse, but also restaurant concepts that are leaders in the fast casual dining segment, such as Shake Shack. Please see “Risk

Factors—General Risk Factors—We face significant competition from other restaurant companies, which could adversely affect our business and financial performance and make it difficult to expand in new and existing markets.”

Government Regulation

Our restaurants are subject to licensing and regulation by state and local health, safety, fire and other authorities, including licensing and regulation requirements for the sale of alcoholic beverages and food. Failure to obtain or retain food or other licenses would adversely affect the operations of restaurants. We maintain the necessary restaurant, alcoholic beverage and retail licenses, permits and approvals. The development and construction of additional restaurants will also be subject to compliance with applicable zoning, land use and environmental, health and safety regulations. Federal and state labor laws govern our relationship with our team members and affect operating costs. These laws include minimum wage requirements, overtime, unemployment tax rates, workers’ compensation rates, citizenship requirements and sales taxes. We are also subject to the Fair Labor Standards Act, the Immigration Reform and Control Act of 1986 and various federal and state laws governing such matters as minimum wages, overtime, tips, tip credits and other working conditions.

Our restaurants are subject in each state in which we operate to “dram shop” laws, which allow, in general, a person to sue us if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at one of our restaurants. Please see “Risk Factors—Risks Related to Our Business and Industry—Our business is subject to extensive federal, state, local and foreign beer, liquor and food service regulations and we may incur additional costs or liabilities as a result of government regulation of our restaurants.”

Data and Privacy

We are subject to data privacy and protection laws, regulations, policies and contractual obligations that apply to the collection, transmission, storage, processing and use of personal information or personal data, which among other things, impose certain requirements relating to the privacy and security of personal information. The variety of laws and regulations governing data privacy and protection, and the use of the internet as a commercial medium are rapidly evolving, extensive and complex, and may include provisions and obligations that are inconsistent with one another or uncertain in their scope or application.

The data protection landscape is rapidly evolving in the United States. For example, California has passed a comprehensive data privacy law, the CCPA, and other states including Virginia and Colorado have also passed similar laws. Additionally, the California Privacy Rights Act (the “CPRA”) was recently passed, which will impose additional data protection obligations on covered businesses, including additional consumer rights procedures and obligations, limitations on data uses, new audit requirements for higher risk data, and constraints on certain uses of sensitive data. The majority of the CPRA provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. Further, there are several legislative proposals in the United States, at both the federal and state level, that could impose new privacy and security obligations.

In addition, the Federal Trade Commission (the “FTC”) and many state Attorneys General continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination and security practices that are unfair or deceptive. Because privacy and data security are critical competitive factors in our industry, we make numerous statements in our privacy policies and terms of service, and in our marketing materials, providing assurances about our privacy practices and the security of our systems. Any material misrepresentations, omissions or practice deemed likely to mislead consumers could trigger claims of misrepresentation or deceptiveness by the FTC, state Attorneys General, regulators and private litigants.

Environmental, Health & Safety Matters

We are subject to national, provincial, state and local environmental, health and safety laws and regulations in the U.S. and other countries in which we operate, including those concerning waste disposal, climate change, pollution, the presence, use, management, discharge, storage, handling, release, treatment and disposal of, and exposure to, hazardous substances and wastes and the clean-up of contaminated soil and groundwater, even in some cases where the owner or operator did not know of, or cause the contamination.

Intellectual Property

Our principal trademarks include Fogo, Fogo de Chão, Bar Fogo, Fogo Market, and our campfire design, which we have registered with the United States Patent and Trademark Office. We have also registered or applied for registration of the Fogo Express, Fogo Grill, Fogo de Chão Churrascaria Brazilian Steakhouse, Jorjão, Fogo to Go, The Gaucho Way of Preparing Meat marks, and various designs, as trademarks in the United States. In addition, we have registered or applied for Fogo de Chão, Fogo’s, Fogo Market, various Fogo and Fogo de Chão-formative terms, our campfire design, and other terms as trademarks in Brazil. Several of our principal and other marks and terms (including in foreign languages) are also registered or applied-for as trademarks in numerous foreign countries, including Mexico, the Kingdom of Saudi Arabia and the United Arab Emirates.

We believe that our trademarks, service marks, trade names and other intellectual property rights have significant value and are important to the marketing and reputation of our brand. An important part of our intellectual property strategy is the monitoring and enforcement of our rights in markets in which our restaurants currently exist or markets which we intend to enter in the future. We monitor international trademark registers to discover and oppose third-party trademark applications for confusingly similar trademarks to preserve and enhance the scope of protection for our brands.

We enforce our rights through a number of methods, including by sending cease-and-desist letters, instituting opposition or cancellation motions. We are aware of third-party restaurants with names similar to our trademarks in certain limited geographical areas such as Brazil and Illinois and are pursuing enforcement of our rights. However, we cannot predict whether steps taken to protect such rights will be adequate. See, e.g., “Risk Factors—Risks Related to Our Business and Industry—Any failure to obtain, maintain, protect and enforce our intellectual property rights could adversely affect the value of our business, including our brand.”

Legal Proceedings

We are currently involved in various claims, investigations and legal actions that arise in the ordinary course of our business, including claims and investigations resulting from employment-related matters. None of these matters, most of which are covered by insurance, has had a material effect on us, and as of the date of this prospectus, we are not party to any material pending legal proceedings and are not aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows. However, a significant increase in the number of these claims or an increase in amounts owing under successful claims could materially and adversely affect our business, financial condition, results of operations or cash flows.

MANAGEMENT

Set forth below is the name, age, position and a description of the business experience of each of our executive officers, directors and other key team members:

Name	Age	Position
G. Barry McGowan	58	Chief Executive Officer and Director
Anthony D. (“Tony”) Laday	56	Chief Financial Officer
Rick A. Lenderman	45	Chief Operating Officer
Janet Gieselman	53	Chief Marketing Officer
Andrew Feldmann	48	President of International Franchise Development
Selma Oliveira	66	Chief Culture Officer
Blake Bernet	58	General Counsel
Joe Abbruzese	59	Chief Development Offcer
Eytan Tigay	55	Director and Chairman of the Board
Renan Bergmann	69	Director
Ingrid Burton	60	Director
Hamish A. Dodds	66	Director
Lucas Flynn	44	Director
Lawrence (“Larry”) J. Johnson	70	Director
Craig S. Miller	73	Director
Julia A. Stewart	67	Director

Background of Executive Officers and Directors

Executive Officers

G. Barry McGowan has served as our Chief Executive Officer since 2019, and our President from 2013–2018. Mr. McGowan has over 30 years of experience in the restaurant industry, including more than 10 years with Brinker International. He served as Chief Operating Officer of Macaroni Grill from 2010 to 2013 and as President and Chief Executive Officer of Waterloo Restaurants from 2002 to 2010. With his prior experience, Barry brings a broad range of strategic leadership and operational knowledge to the company. Barry holds a B.S. in Hotel Restaurant Management from the University of North Texas and a Graduate Certificate in Finance from Southern Methodist University.

Anthony D. (“Tony”) Laday has served as our Chief Financial Officer since April 2014, overseeing Finance, Accounting, Supply Chain, Treasury, Investor Relations and Technology. Prior to that, Tony served as Vice President of Finance, Treasurer and Investor Relations of Brinker International from 2010 to 2013 where he previously was Senior Director of Financial Planning and Analysis from 2007 to 2010. Tony holds a B.A. in Business Administration and an M.B.A. from Southern Methodist University.

Rick Lenderman currently serves as Chief Operating Officer and oversees Domestic Operations, People and Learning & Development. Prior to this current role with the Company, Rick served as Chief People Officer and Vice President of Operations. When he joined the Company, Rick brought 17 years of restaurant experience, including as VP of People & Culture at PDQ Restaurants, HR leadership roles for KFC and Pizza Hut, and leader of the Global Division of HR at Brinker International. Rick holds an undergraduate degree in Latin American Studies from Brigham Young University and a Master’s degree in Adult Education & Organizational Development from Revans University – the University of Action Learning.

Janet Gieselman has served as Chief Marketing Officer since March 2018, overseeing Global Strategy, Innovation and Marketing for the brand. Previously, she served as Vice President of Marketing of the Company from 2015 to 2019. Prior to joining the Company, she held the roles of Vice President of Marketing for Joe’s Crab Shack, Vice President of Marketing with Romano’s Macaroni Grill and Director of Marketing & Innovation

at Brinker International. Janet holds a Bachelor of Arts degree in Advertising from the University of North Texas and completed the Carlson Executive Leadership Program at the University of Minnesota in Minneapolis.

Andrew (“Andy”) Feldmann has served as our President of International Franchise Development since March 2018, directing global development and operations, including franchising. Prior to that, Andy served in several progressive roles starting in operations and eventually the position of SVP Marketing and Sales. Andy was previously a Senior Consultant with Arthur Andersen in their Real Estate and Hospitality Practice. Andy holds a B.A. in Economics from the University of Illinois at Champaign-Urbana with specialty coursework in marketing and hospitality. Additionally, he has received a Certificate in Urban Real Estate from the University of Illinois at Chicago, and Graduate Certificates in both Marketing and Finance from Southern Methodist University.

Selma Oliveira has served as our Chief Culture Officer since 2019, where she ensures our Brazilian culture remains central to every aspect of our global business. She actively recruits the best talent in her home country of Brazil and abroad to help source the leaders of tomorrow for international expansion. Prior to her current role, she held the position of Chief Operating Officer for 13 years, in addition to Director of Operations and General Manager. She previously worked for the Marriott Corporation from 1986 to 1998, holding several managerial positions. Mrs. Oliveira holds a degree in education from the Mackenzie Institute in Sao Paulo, Brazil.

Blake Bernet has served as our General Counsel since June 2020. Prior to joining the Company, Mr. Bernet spent 14 years with Corner Bakery and Il Fornaio, holding a variety of positions, including Chief Legal Officer and SVP of Development. Prior to that he spent 10 years at Brinker International, working principally with Corner Bakery in legal and development positions. Blake started his law practice with the law firm Jenkens & Gilchrist and holds a B.B.A. and a J.D. from Southern Methodist University.

Joe Abbruzese has served as our Chief Development Officer since 2021 and VP of Development from 2017 - 2021. Mr. Abbruzese has over 33 years of experience in the restaurant industry. Joe served as the Vice President of Development for Benihana Inc for 9 years and he spent 17 years at McDonald’s Corporation where he held several positions, including Construction Project Manager, Business Consultant, Strategic Planning Manager and Operations Manager. Joe holds a BS in Civil Engineering from the University of Hartford.

Directors

Eytan Tigay serves as Chairman of our board of directors. He has been a member of our board of directors since the Rhône Acquisition. Mr. Tigay joined Rhône in 2007 as a member, manager and Managing Director and has served as Chief Investment Officer of its private equity activities since 2015. Over his career, he has participated in private equity investments in a wide range of sectors, including chemicals and materials, consumer, distribution, education and training, energy services, media, packaging, technology and transportation. Mr. Tigay is currently also a director of other Rhône portfolio companies. Prior to joining Rhône, Mr. Tigay worked at Lazard, where he was a Managing Principal of Lazard’s Corporate Partners LLC private equity fund and head of strategic planning for Lazard, playing a leadership role in structuring and implementing its IPO. At Lazard, Mr. Tigay was also a founding member of Lazard Capital Partners and an advisor in cross-border and domestic mergers & acquisitions. Mr. Tigay holds a B.A., magna cum laude, in Economics from the University of Pennsylvania where he was a member of Phi Beta Kappa and a Benjamin Franklin Scholar. Mr. Tigay was nominated to serve on our board of directors by Rhône, our principal stockholder, and there is no arrangement or understanding between Mr. Tigay and Rhône pursuant to which he was selected as a director. Because of his strong background and experience in private equity investing, banking and finance and his knowledge of business management and commercial, operational, and financial strategy, Mr. Tigay is well-qualified to serve on our board.

Renan Bergmann has been a member of our board of directors since 2018. Mr. Bergmann has served as CEO of multiple companies in Brazil and in the U.S., including Petropar Packaging and Terphane. Mr. Bergman also serves on the board of directors of Grupo Pão de Açucar, and served on the boards and committees of Via Varejo, SLC Agricola, FCC, Ranpak, Utex, Cia. Providencia, CCRR and Almatis. He is a chemical engineer with a master’s degree in nuclear engineering and attended the Executive Program at The John E. Anderson Graduate School of Management - UCLA and the Effective Boards program at Harvard Business School. Mr. Bergmann has provided consulting services to certain Rhône entities. Because of his extensive experience in leadership roles, and his knowledge of management and strategy, we believe Mr. Bergmann is well-qualified to serve on our board.

Ingrid Burton, age 60, has been a member of our board of directors since May 12, 2022. Ms. Burton is a multi-time CMO, board member and advisor to numerous startups. She is a member of the board of directors at Extreme Networks and an advisor to Dataiku, a leader in enterprise AI. Most recently, she served as CMO of Quantcast, an Adtech leader and H2O.ai, a leader in open-source AI and machine learning. Prior to joining H2O.ai, Ms. Burton was CMO at Hortonworks, where she drove a brand and marketing transformation and created ecosystem programs that positioned the company for growth. At SAP, she co-created the Cloud strategy, led HANA and Analytics marketing, and drove developer outreach. She also served as CMO at Silver Spring Networks and Plantronics after a 20-year career at Sun Microsystems, where she held several leadership roles, including head of marketing for the company and driving the company and Java brand, global citizenship, championing open source initiatives, and leading product and strategic marketing teams. Ms. Burton is currently a director of Extreme Networks, Inc. and previously served on the Board of Aerohive Networks. Ms. Burton holds a B.A. in Math with a concentration in Computer Science from San Jose State University. Because of her strong background in marketing and business, and her knowledge of management and strategy, Ms. Burton is well-qualified to serve on our board.

Hamish Dodds has been a member of our board of directors since 2018. From 2004 to 2017, as President and CEO for Hard Rock International, he oversaw all aspects of Hard Rock’s U.S. and worldwide businesses, growing the business to $4.3 billion in system revenues across 74 countries, including company-owned, joint venture and franchise cafes, bars, hotels, casinos and live music venues, all showcasing the world’s greatest collection of authentic music memorabilia. Prior to joining the Hard Rock team, Mr. Dodds served as CEO for Cabcorp from 2002 to 2003, and held senior positions with PepsiCo Beverages International, where he worked for 13 years gaining extensive international experience in finance, franchising, joint ventures and brand management from a number of senior roles in Europe, the Middle East, Africa and the Americas. Mr. Dodds serves on the board of directors of Dave and Busters Entertainment Inc. From 2011 to 2020, Mr. Dodds was an independent board director for Pier 1 Imports. Mr. Dodds holds an honorary doctorate, Business Administration and a Bachelor of Arts, Business Studies from Robert Gordon’s University in Scotland and is a Fellow member of the Institute of Chartered Management Accountants. Because of his strong background in the international restaurant and entertainment industry, including his years of experience overseeing similar corporations and his knowledge of management and strategy, Mr. Dodds is well-qualified to serve on our board.

Lucas Flynn has been a member of our board of directors since the Rhône Acquisition. Mr. Flynn joined Rhône in 2008 as an associate and has served as a Managing Director since 2018. At Rhône, Mr. Flynn has developed expertise in a range of sectors, including chemicals and materials, consumer, and industrials, and also covers Spanish-speaking markets on behalf of Rhône. Prior to joining Rhône, Mr. Flynn worked at The Boston Consulting Group and Citigroup, where he was involved in strategic, financial and operational engagements. Mr. Flynn is currently also a director of other Rhône portfolio companies. Mr. Flynn holds a B.A., with highest honors, in Industrial Engineering from the Instituto Tecnológico de Buenos Aires and an M.B.A., with distinction, from Harvard Business School. Mr. Flynn was nominated to serve on our board of directors by Rhône, our principal stockholder, and there is no arrangement or understanding between Mr. Flynn and Rhône pursuant to which he was selected as a director. Because of his strong background and experience in private equity investing, banking and finance, and his knowledge of business management and commercial, operational and financial strategy, Mr. Flynn is well-qualified to serve on our board.

Lawrence J. (“Larry”) Johnson Larry Johnson has been a member of our board of directors since 2012. He began his career as a corporate attorney with the international law firm Baker McKenzie – first in Chicago, then Rio de Janeiro, Brazil, and eventually launched the firm’s office in Dallas. While working and living in Brazil for over 25 years, Larry gained an appreciation for the country’s people, culture (he speaks fluent Portuguese), and upon experiencing Fogo de Chão for the first time, the culinary art of churrasco. Larry earned his way to Founding Partner of Baker McKenzie in Dallas in 1986, and then served as outside legal counsel to Fogo de

Chão from 1996 to 2006. Larry’s determination to position Fogo’s business to thrive not only in the U.S., but as a global brand set him up well to serve as CEO from 2007 to 2019. Larry has a B.A. from Arizona State University and a J.D. from Southern Methodist University.

Craig Miller has been a member of our board of directors since 2018. Mr. Miller has served as the owner of Miller of San Diego Inc. since 1989 and has previously served as President and CEO of Ruth’s Hospitality Group from 2004 to 2008, President and CEO of Furr’s Restaurant Group from 2001 to 2002, in various roles at Uno Restaurant Corporation from 1984 to 2001, including President and Chief Executive Officer, and in various roles at General Mills Restaurants (Darden Restaurants) from 1973 to 1984. Mr. Miller is currently Chairman of the Audit Committee of the board of directors of BLH Acquisition Company, LLC and also serves on the board of directors of the National Restaurant Association. Mr. Miller holds a B.S. in Business with a major in Accounting from the University of Central Florida. Because of his strong background in the restaurant industry, his years of experience overseeing similar corporations and his knowledge of management and strategy, Mr. Miller is well-qualified to serve on our board.

Julia Stewart has been a member of our board of directors since 2018. Ms. Stewart has been the founder, chair and CEO of Alurx, Inc. since 2020. She was previously an advisor and consultant for private equity firms, investment banks and consumer businesses from 2017 to 2019, and prior to that served as chairman and CEO of Dine Brands Global, Inc. from 2007 to 2017. Ms. Stewart is currently the chair of the Compensation Committee and a member of the Governance & Social Responsibility Committee of the board of directors of Avery Dennison Corporation as well as the chair of the Compensation Committee and member of the Audit Committee of the board of Bite Acquisition Corp. Ms. Stewart holds a B.S., cum laude, in Communications from San Diego State University and an honorary Ph.D. in Business Administration from Johnson and Wales University. Because of her strong background in the restaurant industry, her years of experience overseeing similar corporations and her knowledge of management and strategy, Ms. Stewart is well-qualified to serve on our board.

Board Composition

Following the offering, our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors as follows:

•	the Class I directors will be Messrs. Flynn, McGowan and Tigay whose terms will expire at the annual meeting of stockholders to be held in ;

•	the Class II directors will be Ms. Burton and Messrs. Bergmann and Dodds, whose terms will expire at the annual meeting of stockholders to be held in ; and

•	the Class III directors will be Messrs. Johnson and Miller, and Ms. Stewart, whose terms will expire at the annual meeting of stockholders to be held in .

A classified board of directors may have the effect of deterring or delaying any attempt by any person or group to obtain control of us by a proxy contest since such third party would be required to have its nominees elected at two separate annual meetings of our board of directors in order to elect a majority of the members of our board of directors. See “Risk Factors—Risks Related to this Offering, Ownership of Our Common Stock and Our Governance Structure—Provisions of our charter documents, Delaware law and other documents could discourage, delay or prevent a merger or acquisition at a premium price.”

At each annual meeting of stockholders, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following such election and until their successors are duly elected and qualified or until his or her earlier death, resignation or removal. Any vacancies in our classified board of directors will be filled by the remaining directors, and the elected person will serve the remainder of the term of the class to which he or she is appointed.

Following the completion of this offering, we expect to be a “controlled company” under NYSE listing rules because more than 50% of our outstanding voting power will be held by the Rhône Funds. We intend to rely upon the “controlled company” exception relating to the board of directors and committee independence requirements under NYSE listing rules. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors consist of a majority of independent directors and that our compensation committee and nominating and corporate governance committee be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Exchange Act and NYSE corporate governance standards.

No director will be deemed to be independent unless our board of directors determines that the director has no relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Messrs. Bergmann, Dodds, Johnson and Miller and Ms. Stewart are independent for purposes of the NYSE listing rules and pursuant to other governing laws and applicable regulations. Messrs. Tigay and Flynn are Managing Directors and principals of the investment adviser to our controlling stockholder, the Rhône Funds.

Board Committees

Before the completion of this offering, our board of directors modified our audit committee and compensation committee, and established a nominating and corporate governance committee, each of which operates pursuant to a charter adopted by our board of directors. The composition of each committee was effective as of February 17, 2022. In addition, our board of directors expects to maintain as existing committees after this offering its development committee, international and franchise committee and human resources and people committee, which are also described below.

Audit Committee

The primary responsibilities of our audit committee will be to oversee our corporate accounting and financial reporting process. The audit committee will report to the board of directors periodically on any issues that arise with respect to the quality or integrity of our financial statements, our compliance with legal or regulatory requirements, the independence and performance of our independent auditor, the performance of the internal audit function and any other matters that the audit committee deems appropriate or is requested to include by the board of directors. The responsibilities of our audit committee, which will be set forth in a written charter to be adopted by our board of directors upon completion of this offering and reviewed and reassessed annually by the audit committee, will include:

•	evaluating the independence and qualifications of and determine the selection of, the compensation of, and if necessary, the replacement/rotation of, our independent registered public accounting firm;

•

discussing with our independent registered public accounting firm its responsibilities under generally accepted auditing standards and review and approve the planned scope and timing of the annual audit plans;

•

overseeing the work of our independent registered public accounting firm and review and discuss our annual audited financial statements, quarterly financial statements and any significant findings from the audit;

•	reviewing our financial reports and analyses with management;

•	reviewing management’s report on its assessment of the design and effectiveness of our internal controls;

•	evaluating the performance, responsibilities, budget and staffing of our internal audit function;

•	reviewing our major financial risk exposures with management;

•	pre-approving all audit and permitted non-audit services and related fees;

•

recommending to the board of directors policies for our hiring of partners, team members, former partners or former team members of the independent registered public accounting firm who participated in our audit;

•	establishing and review policies for approving related party transactions between us and our directors, officers or team members; and

•	adopting procedures for receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters.

Following the completion of this offering, our audit committee will be composed of Messrs. Miller (Chair), Bergmann and Flynn and Ms. Stewart. Our board of directors has determined that Messrs. Bergmann, Flynn and Miller qualify as “audit committee financial experts” as that term is defined in Item 407(d) of Regulation S-K of the Securities Exchange Commission and the applicable NYSE corporate governance standards.

Messrs. Bergmann and Miller and Ms. Stewart have been determined to be independent by our board of directors, while Mr. Flynn will be permitted to serve on the audit committee under Rule 10A-3(b)(iv)(A) under the Exchange Act until one year from the date of effectiveness of the registration statement of which this prospectus forms a part.

Compensation Committee

The primary responsibilities of our compensation committee will be to administer the compensation program and team member benefit plans and practices for our named executive officers and members of the board of directors. We intend that our compensation committee will review and either approve, on behalf of the board of directors, or recommend to the board of directors for approval, (i) annual salaries, bonuses, and other compensation for our executive officers, and (ii) individual equity awards for our team members and executive officers. We intend that our compensation committee will also oversee our compensation policies and practices. The committee will periodically report to the board of directors. Each member of our compensation committee is intended to meet the requirements of a “non-team member director” pursuant to Rule 16b-3 under the Exchange Act and an “outside director” pursuant to Section 162(m) of the Code.

We intend that our compensation committee will also perform the following functions related to executive compensation:

•	review and approve the goals and objectives relating to the compensation of our executive officers, including any long-term incentive components of our compensation programs;

•	evaluate the performance of our executive officers in light of the goals and objectives of our compensation programs and determine each executive officer’s compensation based on such evaluation;

•	evaluate each of our executive officers’ performance;

•	review and approve, subject, if applicable, to stockholder approval, our compensation programs;

•	review and recommend new executive compensation programs;

•	review the operation and efficacy of our executive compensation programs in light of their goals and objectives;

•	review and assess risks arising from our compensation programs;

•	periodically review that our executive compensation programs comport with the compensation committee’s stated compensation philosophy;

•	review our management succession planning, including policies regarding the selection of executives and succession in the event of incapacitation, retirement or removal;

•	annually produce reports for filings with government agencies in compliance with applicable law or regulation;

•	review and recommend to the board of directors the appropriate structure and amount of compensation for our directors;

•	review and approve, subject, if applicable, to stockholder approval, material changes in our team member benefit plans;

•	establish and periodically review policies for the administration of our equity compensation plans; and

•	review the adequacy of the compensation committee and its charter and recommend any proposed changes to the board of directors not less than annually.

In deciding upon the appropriate level of compensation for our executive officers, the compensation committee regularly reviews our compensation programs relative to our strategic objectives and emerging market practice and other changing business and market conditions. In addition, the compensation committee also takes into consideration the recommendations of our Chief Executive Officer concerning compensation actions for our other executive officers.

We intend that our compensation committee will administer the issuance of stock options and other awards under our 2023 Plan. Following completion of the offering, the compensation committee will be composed of Messrs. Tigay (Chair), Bergmann and Johnson. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will assist our board of directors in identifying individuals qualified to become executive officers and members of our board of directors consistent with criteria established by our board of directors and in developing our corporate governance principles.

We intend that our nominating and corporate governance committee will also perform the following functions:

•	identifying and recommending candidates for membership on our board of directors;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing proposed waivers of the code of conduct for directors and executive officers;

•	overseeing the process of evaluating the performance of our board of directors; and

•	assisting our board of directors on corporate governance matters.

Following the completion of this offering, our nominating and corporate governance committee will be composed of Messrs. Flynn (Chair), Dodds and Johnson.

Development Committee

The primary purposes of the development committee are to oversee on behalf of the board the company’s creation and execution of its annual and longer-term new restaurant expansion plan. Following the completion of this offering, our development committee will be composed of Messrs. Miller (Chair), Dodds, Johnson and McGowan and Ms. Burton.

International and Franchise Committee

The primary purposes of the international and franchise committee are to oversee on behalf of the board the Company’s creation and execution of its annual and longer-term international restaurant expansion and domestic franchise/licensing plans. Following the completion of this offering, our international and franchise committee will be composed of Messrs. Dodds (Chair) and McGowan and Ms. Stewart.

Human Resources and People Committee

The primary purposes of the human resources and people committee are to assist the Chief Executive Officer and senior human resources management of the Company in reviewing and providing guidance regarding policies and processes in relation to the recruitment, selection, development and retention of employees; identification and implementation of human resources strategies. Following the completion of this offering, our human resources and people committee will be composed of Ms. Stewart (chair), Ms. Burton and Messrs. Bergmann, Johnson and McGowan.

Code of Business Conduct and Ethics

We have adopted a code of business conduct, applicable to our officers, directors and team members, that will be amended in connection with this offering and will be available on our corporate website at www.fogo.com. The information contained on, or accessible through, our website is not incorporated in, and shall not be part of, this prospectus.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth total compensation of our named executive officers, who we refer to as our NEOs for Fiscal 2022.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	Nonequity Incentive Plan Compensation ($)(2)		Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Current NEOs
G. Barry McGowan, Chief Executive Officer	2022	600,018	—	—	463,500		—	12,648	1,076,166
	2021	634,629	—	—	456,750		—	4,200	1,095,579
	2020	408,659	250,000	—	198,000		—	4,523	861,182
Anthony Laday, Chief Financial Officer	2022	400,005	—	—	244,800		9,916	3,577	658,298
	2021	424,428	—	—	261,424	(4)	10,615	3,000	699,467
	2020	273,810	—	—	97,653		1,496	5,276	378,235
Rick Lenderman, Chief Operating Officer	2022	325,000	—	—	198,900		6,980	4,329	535,209
	2021	326,933	—	—	224,250		—	3,000	554,183

(1)

The amounts in this column for Fiscal 2021 include salary that was not paid in respect of the fiscal year ending January 3, 2021 in response to the COVID-19 pandemic, which the Company determined to pay in a lump sum in Fiscal 2021 for employees who were employed by the Company at that time. The amount of such additional salary amount in Fiscal 2021 for Messrs. McGowan, Laday and Lenderman was $96,154, $64,423 and $48,077 respectively.

(2)

The amounts set forth in the nonequity incentive plan compensation column reflect a bonus paid in respect of performance for the 2022 fiscal year. See “Narrative Disclosure to Summary Compensation Table—Annual Incentive Awards” for a description of the Fiscal 2022 bonus.

(3)

The amounts in this column for Mr. McGowan in Fiscal 2022 represent mobile expenses, participation in the Company’s meal compensation program and $7,668 in gross-up payments for the cost of healthcare benefits paid by Mr. McGowan.

(4)	The nonequity incentive plan compensation earned by Mr. Laday in Fiscal 2021 was incorrect due to administrative error and adjusted from the $250,924 previously reported to $261,424.

Narrative Disclosure to Summary Compensation Table

Annual Incentive Awards

In order to motivate the NEOs to achieve short-term performance objectives, the Company awards bonuses based on achievement of predefined performance metrics established by the compensation committee of the board of directors. The annual incentive bonus in respect of the 2022 fiscal year was determined based on the level of achievement of certain financial and development performance criteria, which are described in more detail below.

Target Incentive Opportunities

The target annual incentive opportunity for Fiscal 2022 for each of the NEOs was as follows:

Named Executive Officer	Target Annual Incentive ($)	Earned Annual Incentive ($)	Payout Percentage
G. Barry McGowan	450,000	463,500	103%
Anthony Laday	240,000	244,800	102%
Rick Lenderman	195,000	198,900	102%

Criteria for NEOs

For Fiscal 2022, 40% of Mr. McGowan’s annual incentive opportunity was tied to EBITDA and 15% of the annual bonus opportunity was tied to revenue while 35% was tied to U.S. development and 10% was tied to international development.

For the other NEOs, 65.6% of the NEOs’ fiscal 2022 annual incentive opportunity was tied to EBITDA and 13.1% of the annual bonus opportunity was tied to revenue while 12.5% was tied to development, 5.3% was tied to operational excellence and 3.5% to retention.

Long-Term Incentives

Profits Interests

The outstanding long-term incentives held by the NEOs consist of Profits Interests granted under the Amended and Restated Limited Partnership Agreement, dated November 2, 2018, (the “Partnership Agreement”). These Profits Interests, which are designed to align team members’ interests with the interests of Prime Cut Holdings L.P. (the “Partnership”) and its subsidiaries, represent interests in the future profits (once a certain level of proceeds has been generated) in the Partnership. In general, awards of Profits Interests are 70% time vested and 30% performance vested.

•	Time vested Profits Interests generally vest ratably over five years from the vesting commencement date, subject to continued employment through each vesting date.

•

Performance vested Profits Interests vest on a sliding scale based upon the aggregate proceeds (in the form of cash and marketable securities), or Proceeds, received by the Rhône Funds, beginning when the Proceeds are two times the Rhône Funds’ aggregate capital contributions.

Vested Profits Interests are subject to redemption by the Partnership in the event that the NEO’s employment terminates. A discussion of the treatment of the Profits Interests in connection with an Exit (as defined in the Partnership Agreement) or certain qualifying terminations of employment is described under “Additional Narrative Disclosures—Potential Payments Upon Termination or Change in Control” below.

Each of the NEOs listed above received additional awards of Profits Interests after the end of Fiscal 2022, on terms substantially consistent with the terms described above.

Common Interests

In order to align their interests with the equity holder of the Partnership and invest in the Company’s businesses, the NEOs invested in the Partnership through the purchase of limited partnership common interests.

Agreements with Named Executive Officers

G. Barry McGowan

Fogo de Chão (Holdings) Inc. entered into an employment agreement with Mr. McGowan effective as of July 15, 2013, which continues until Mr. McGowan’s employment terminates. The agreement initially provided for an annual base salary of $375,000 and an annual target bonus percentage of at least 50% of base salary.

Mr. McGowan is eligible to participate in certain health and welfare benefit programs. In connection with his employment, Mr. McGowan agreed to confidentiality, non-disparagement, non-competition and non-solicitation of team members and guests covenants. The non-competition and non-solicitation covenants continue for a period of two years following the termination of his employment for any reason. The employment agreement entitles Mr. McGowan to certain benefits in the event of a qualifying termination of employment as described under “Additional Narrative Disclosures—Potential Payments Upon Termination or Change in Control” below.

In connection with his appointment as Chief Executive Officer in 2019, Fogo de Chão (Holdings), Inc. entered into a letter agreement with Mr. McGowan that increased his annual base salary to $500,000 and increased his annual target bonus percentage to at least 60% of base salary. Additionally, the letter agreement granted Mr. McGowan a one-time stay bonus in the amount of $250,000, payable on or prior to April 10, 2020, provided that he did not resign without good reason prior to that date. In connection with his appointment, Mr. McGowan’s Profits Interests award was increased to 2.06415%, which award vests as described above under “—Long Term Incentives”.

For Fiscal 2022, Mr. McGowan had an annual base salary of $600,000 and an annual target bonus percentage of at least 75% of his base salary. Currently, Mr. McGowan has an annual base salary of $675,000 and an annual target bonus percentage of at least 85% of his base salary.

Anthony Laday

Fogo de Chão (Holdings) Inc. entered into an employment agreement with Mr. Laday effective as of September 7, 2021, which continues until December 31, 2022 subject to automatic renewal for additional one-year periods unless either party provides notice not to extend the term or unless Mr. Laday’s employment terminates in accordance with the terms of the agreement. The agreement provides for an annual base salary of $400,000 and an annual target bonus percentage of at least 60% of base salary.

Mr. Laday is eligible to participate in the Company’s health and welfare benefit programs. In connection with his employment, Mr. Laday agreed to confidentiality, non-disparagement, non-competition and non-solicitation of team members and guests covenants. The non-competition and non-solicitation covenants continue for a period of two years following the termination of his employment for any reason. The employment agreement entitles Mr. Laday to certain benefits in the event of a qualifying termination of employment as described under “Additional Narrative Disclosures—Potential Payments Upon Termination or Change in Control” below.

Currently, Mr. Laday has an annual base salary of $450,000 and an annual target bonus percentage of at least 70% of his base salary.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding outstanding Profits Interests held by our NEOs as of January 1, 2023.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (1)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Units of Stock That Have Not Vested ($)(2)
G. Barry McGowan	0.71	%(4)	—	0.80%	—
Anthony Laday	0.34	%(5)	—	0.43%	—
Rick Lenderman	0.53	%(6)	—	0.26%	—

(1)

This column represents the unvested time vested Profits Interests granted to the recipient under the Partnership Agreement, which are expressed as a percentage of the incentive interests of the Partnership.

(2)

The amounts in this column represent the appreciation in the value of each Profits Interest from the date of grant through January 1, 2023, based on the Partnership’s valuation as of that date as determined by the board of directors.

(3)

This column represents the unvested performance vested Profits Interests granted to the recipient under the Partnership Agreement, which are expressed as a percentage of the incentive interests of the Partnership. The performance vested Profits Interests vest to the extent the Rhône Funds achieve the applicable performance hurdle upon an “exit” (as defined in the Partnership Agreement) or distribution.

(4)

For Mr. McGowan, 0.23% of the unvested time vested Profits Interests will vest in full on April 5, 2023, 0.18% of the unvested time vested Profits Interests will vest in equal installments on each of March 8, 2023 and March 8, 2024 and 0.31% of the unvested time vested Profits Interests will vest in equal installments on each of January 6, 2023, January 6, 2024, January 6, 2025, January 6, 2026 and January 6, 2027.

(5)

For Mr. Laday, 0.17% of the unvested time vested Profits Interests will vest in full on April 5, 2023 and 0.17% of the unvested time vested Profits Interests will vest in equal installments on each of January 6, 2023, January 6, 2024, January 6, 2025, January 6, 2026 and January 6, 2027.

(6)

For Mr. Lenderman, 0.11% of the unvested time vested Profits Interests will vest in equal installments on each of March 3, 2023, March 3, 2024 and March 3, 2025 and 0.42% of the unvested time vested Profits Interests will vest in equal installments on each of January 6, 2023, January 6, 2024, January 6, 2025, January 6, 2026 and January 6, 2027.

Post-IPO Compensation

2023 Long-Term Incentive Plan

General

We intend to adopt a 2023 Long-Term Incentive Plan (the “2023 Plan”), which will be submitted to our stockholders for approval prior to the completion of this offering. We expect that our 2023 Plan will become effective immediately upon adoption although no awards will be made before the effective date of the registration statement of which this prospectus is a part. Although not yet adopted, we expect that our 2023 Plan will have the features described below.

Share Reserve

The number of shares of our common stock available for issuance under our 2023 Plan will equal          . If an award granted under the 2023 Plan expires, is forfeited or is settled in cash, the shares of our common stock not acquired pursuant to the award will become available for subsequent issuance under the 2023 Plan. Shares of our common stock subject to awards that are assumed, converted or substituted under the 2023 Plan as a result of our acquisition of another company will not count against the number of shares that may be granted under the 2023 Plan. Available shares under a stockholder approved plan of an acquired company may be used again for awards under the 2023 Plan and will not reduce the maximum number of shares available for grant under the 2023 Plan.

Administration

The 2023 Plan will be administered by the compensation committee of our board of directors (and its delegates) unless the board of directors determines otherwise. For purposes of this summary, we refer to the committee that administers the 2023 Plan, and to any person or group to whom this committee delegates authority, as the “Committee”. The following actions require approval by our stockholders: (i) reducing the exercise price of stock options or stock appreciation rights (“SARs”) issued and outstanding, (ii) amending or cancelling a stock option when the exercise price exceeds the fair market value of one share of common stock in exchange for a grant of a substitute award or repurchase for cash or other consideration and (iii) except in accordance with change in control provisions, any other action with respect to a stock option that would be treated as a repricing under the rules and regulations of the principal U.S. national securities exchange on which the common stock is listed.

The Committee may also delegate any of its powers, responsibilities or duties to any person who is not a member of the Committee or any administrative group within the Company. Our board of directors may also grant awards or administer the 2023 Plan.

Eligibility

Employees, consultants and non-employee directors will be eligible to participate in our 2023 Plan.

Types of Awards

The 2023 Plan provides for the grant of stock options intended to meet the requirements of “incentive stock options” under Section 422 of the Code as well as “non-qualified stock options” that do not meet such requirements, SARs, restricted stock, restricted stock units (“RSUs”), dividend equivalent rights and other equity-based, equity-related or cash-based awards (including performance-based awards).

Stock Options

An award of a stock option gives a participant the right to purchase a certain number of shares of our common stock during a specified term in the future, after a vesting period, at an exercise price equal to at least 100% of the fair market value of our common stock on the grant date. The term of a stock option may not exceed 10 years from the date of grant. Incentive stock options may only be granted from a plan that has been approved by our stockholders and will be exercisable in any fiscal year only to the extent that the aggregate fair market value of our common stock with respect to which the incentive stock options are exercisable for the first time does not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (ii) the term of the incentive stock option does not exceed five years from the date of grant.

Stock Appreciation Rights (SARs)

A SAR entitles the participant to receive an amount equal to the difference between the fair market value of our common stock on the exercise date and the exercise price of the SAR (which may not be less than 100% of the fair market value of a share of our common stock on the grant date), multiplied by the number of shares subject to the SAR. The term of a SAR may not exceed 10 years from the date of grant.

Restricted Stock

A restricted stock award is an award of outstanding shares of our common stock that does not vest until a specified period of time has elapsed or other vesting conditions have been satisfied, as determined by the Committee, and which will be forfeited if the conditions to vesting are not met. Unless the Committee determines otherwise, all ordinary cash dividend payments or other ordinary distributions paid upon a restricted stock award will be paid retained by the Company and will be paid to the relevant participant (without interest) when the award of restricted shares vests and will revert back to the Company if for any reason the restricted share upon which such dividends or other distributions were paid reverts back to the Company.

Restricted Stock Units (RSUs)

An RSU is an award representing the right to receive on the applicable delivery or payment date one share of our common stock for each granted restricted stock unit, cash or other securities or property equal in value to such share of common stock or a combination thereof that does not vest until a specified period of time has elapsed or other vesting conditions, including performance-based vesting conditions, have been satisfied, as determined by the Committee, and which will be forfeited if the conditions to vesting are not met.

Dividend Equivalent Rights

Dividend equivalent rights entitle the participant to receive amounts equal to all or any of the ordinary cash dividends that are paid on the shares underlying a grant while the grant is outstanding. Dividend equivalent rights may be paid in cash, in shares of our common stock or in another form. The Committee will determine the terms and conditions of dividend equivalent rights, however, in no event will such dividend equivalent rights be made unless and until the award to which they relate vests.

Other Stock-Based or Cash-Based Awards

Under the 2023 Plan, the Committee may grant other types of equity-based, equity-related or cash-based awards, including unrestricted shares, performance share awards and performance units settled in cash, subject to such terms and conditions that the Committee may determine. The terms and conditions set forth by the Committee in the applicable award agreement may relate to the achievement of performance goals, as determined by the Committee at the time of grant.

Adjustments

In connection with a recapitalization, stock split, reverse stock split, stock dividend, spinoff, split up, combination, reclassification or exchange of shares, merger, consolidation, rights offering, separation, reorganization or liquidation, or any other change in the corporate structure or shares, including any extraordinary dividend or extraordinary distribution, the Compensation Committee will make adjustments as it deems appropriate to (i) the maximum number of shares of our common stock reserved for issuance as grants, (ii) the number and kind of shares covered by outstanding grants, (iii) the kind of shares that may be issued under the 2023 Plan and (iv) the terms of any outstanding stock awards, including exercise or strike price, if applicable.

Amendment; Termination

Our board of directors may amend or terminate the 2023 Plan at any time, provided that no such amendment may materially adversely impair the rights of a participant of an award without the participant’s consent. Our stockholders must approve any amendment to the extent required to comply with the Code, applicable laws or applicable stock exchange requirements. Unless terminated sooner by our board of directors or extended with stockholder approval, the 2023 Plan will terminate on the day immediately preceding the tenth anniversary of the date on which our stockholders approved the 2023 Plan, but any outstanding award will remain in effect until the underlying shares are delivered or the award lapses.

Change in Control

Unless the Committee determines otherwise, or as otherwise provided in the applicable award agreement, if a participant’s employment is terminated by us without “cause” (as defined in the 2023 Plan) or the participant resigns his or her employment for “good reason” (as defined in the 2023 Plan), in either case, on or within two years after a “change in control” (as defined in the 2023 Plan), (i) all outstanding awards may become fully vested (including lapsing of all restrictions and conditions), and, as applicable, exercisable, with any outstanding performance-based awards deemed earned at the level of achievement determined by the Committee as of the date of change in control and (ii) any shares deliverable pursuant to RSUs will be delivered promptly following the termination. In the event of a change in control, the Committee may also (i) provide for the assumption of or the issuance of substitute awards, (ii) provide that for a period of at least 20 days prior to the change in control, stock options or SARs that would not otherwise become exercisable prior to a change in control will be exercisable and that any stock options or SARs not exercised prior to the consummation of the change in control will terminate and (iii) modify the terms of such awards to add events or conditions upon which the vesting of such awards will accelerate or (iv) settle awards for an amount (as determined in the sole discretion of the Committee) of cash or securities (in the case of stock options and SARs that are settled in cash, the amount paid will be equal to the in-the-money spread value, if any, of such awards).

In general terms, except in connection with any initial public offering, a change in control under the 2023 Plan occurs if following the completion of this offering:

•

during any period of not more than 24 months, individuals who constitute the Board of Directors as of the beginning of the period (or whose subsequent appointment or election is endorsed by two-thirds of the incumbent directors) no longer constitute a majority of the board;

•	a person, other certain affiliated entities, becomes a beneficial owner, directly or indirectly, of our capital stock representing 50% or more of the voting power of our outstanding capital stock;

•

we merge into another entity, unless (i) more than 50% of the combined voting power of the merged entity or its parent is represented by our voting securities that were outstanding immediately prior to the merger, (ii) the Board of Directors prior to the merger constitutes at least 50% of the board of the merged entity or its parent following the merger and (iii) no person becomes the beneficial owner of 50% or more of the combined voting power of the outstanding capital stock eligible to elect directors of the merged entity or its parent;

•	we sell or dispose of all or substantially all of our assets (other than to a sponsor or any direct or indirect an affiliate of the Company); or

•	we are liquidated or dissolved.

Clawback

All awards under the 2023 Plan will be subject to any clawback or recapture policy that we may adopt from time to time.

Conversion of Profits Interests

Though under the current terms of the Profits Interests, the initial public offering is not an Exit, we expect that, in connection with the initial public offering pursuant to which this prospectus is being filed, all unvested time vested Profits Interests will be deemed vested and all unvested performance vested Profits Interests will vest to the extent that the performance criteria are met based on the initial public offering price, or as otherwise determined by the compensation committee.

Vested Profits Interests will be exchanged for a number of restricted shares of our common stock with equivalent value. Restricted shares will be subject to a lock-up period and blackout schedule and become unrestricted over a four-year period following this initial public offering. In the event a holder of restricted shares leaves voluntarily (other than due to retirement) or is terminated for cause after the initial public offering, then the restricted period on the holder’s restricted shares will extend through the tenth anniversary of the initial public offering. Any shares that are restricted will become unrestricted six months after Rhône has sold 85% of its shares.

The following table sets forth the number of vested shares of our common stock and unvested restricted shares of our common stock that each of our NEOs is expected to receive upon conversion of their vested and unvested Profits Interests in the initial public offering.

Named Executive Officer	Shares of Common Stock	Restricted Shares of Common Stock
G. Barry McGowan
Anthony Laday
Rick Lenderman

Potential Payments Upon Termination or Change in Control

Severance Under Employment Agreements

Pursuant to his employment agreement, on a termination by the Company with Cause or by Messrs. McGowan and Laday, each is entitled to any earned and accrued compensation including the pro-rated portion of any payments under any incentive or bonus plan.

On a termination by the Company without Cause, the Company will pay a severance amount and the annual performance bonus paid or payable for the fiscal year preceding the fiscal year in which termination occurs, and provide continued COBRA coverage for a period of six months. For Mr. McGowan, the severance amount is equal to the sum of Mr. McGowan’s then current base salary and the aggregate of the annual performance bonus paid or payable to Mr. McGowan for the fiscal year preceding the fiscal year in which termination occurs, and, for Mr. Laday, the severance amount is equal to the product of 75% times the sum of Mr. Laday’s then current base salary and the aggregate of the annual performance bonus paid or payable to Mr. Laday for the fiscal year preceding the fiscal year in which termination occurs.

Treatment of Long-Term Incentives

Profits Interests Terms

The Partnership previously granted time vested and performance vested Profits Interests to the NEOs, which are subject to certain treatment upon the occurrence of an Exit or certain qualifying terminations in connection with (i) a sale aggregating all or substantially all of the assets of the Group; (ii) a sale of Partnership interests to a third party unaffiliated with the Rhône Funds or a merger following which the Rhône Funds cease to own at least 50% of the aggregate common interests of the Partnership or (iv) the winding up, dissolution or liquidation of the Partnership (collectively, an “Exit”), provided that an initial public offering will not in and of itself constitute an Exit unless determined otherwise. The initial public offering pursuant to this prospectus would not be treated as an Exit event under the existing terms of the awards. For a description of how the Company will treat the Profits Interests in connection with the initial public offering, please see “Post-IPO Compensation—Conversion of Profits Interests.”

All unvested time vested Profits Interests that remain outstanding generally will vest immediately upon an Exit and be paid out by the Partnership. Additionally, all unvested time vested Profits Interests will vest if the NEO’s employment terminated without cause or for good reason after the date on which negotiation of the definitive agreement or term sheet that resulted in the Exit commenced subject to the NEO’s compliance with applicable restrictive covenants.

Performance vested Profits Interests only vest upon an Exit to the extent that the performance criteria are met, as described in “Narrative Disclosure to Summary Compensation Table—Long-Term Incentives—Profits Interests” above. Any distribution amounts to be paid in connection with the Exit will be paid out by the Partnership. If the relevant performance criteria have not been met as of an Exit, any unvested performance vested Profits Interests will be forfeited and cancelled. Any NEO whose employment terminated without Cause or for Good Reason after the date on which negotiation of the definitive agreement or term sheet that resulted in the Exit commenced will remain eligible to vest in performance vested Profits Interests.

Vested Profits Interests generally may be redeemed by the Partnership at any time following termination of employment for any reason, and each NEO has the right to require the Partnership to repurchase vested Profits Interests within three months following a termination of employment for any reason other than a termination for Cause, resignation without Good Reason or following any violation of a restrictive covenant. In the event of a termination of employment for cause, resignation without Good Reason, or violation of restrictive covenants, any vested Profits Interests may be redeemed for the lower of (i) cost and (ii) the fair market value of the Profits Interests as of the date of the termination of employment. In the event of a termination of employment for any other reason, vested Profits Interests may be redeemed for fair market value.

Director Compensation

The following table sets forth the amount of compensation we paid to each of our non-team member directors during Fiscal 2022. Except as described below, directors who are not affiliated with Rhône are paid an annual fee of $100,000 for services as a member of the board of directors, payable in cash semi-annually, and are eligible to eat in the Company’s restaurants as part of the Company’s meal compensation program.

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)	Option Awards ($)	All Other Compensation ($)		Total ($)

Renan Bergmann	100,000		—	—	1,407		101,407

Hamish Dodds	100,000		—	—	2,693		102,693

Lucas Flynn	—		—	—	504		504

Lawrence Johnson	150,000	(1)	—	—	12,760	(2)	162,760

Craig Miller	100,000		—	—	2,341		102,341

Julia Stewart	100,000		—	—	—		100,000

Eytan Tigay	—		—	—	4,776		4,776

Ingrid Burton	66,209	(3)	—	—	—		66,209

(1)	Mr. Johnson, the former chairman of our board of directors, receives an annual fee of $150,000 for his continued service on the board of directors.
(2)

All other compensation for Mr. Johnson consists of $10,341 in gross-up payments for the cost of healthcare benefits paid by Mr. Johnson as well as mobile expenses and participation in the Company’s meal compensation program.

(3)	Figure represents fees earned for a partial year of board service.

We generally intend to provide compensation to each member of our board of directors who is not a team member for their services following the completion of this offering. Following the completion of this offering, we intend to grant each member of our board of directors an award of vested shares of our common stock with a grant date value equal to $200,000.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Person Transactions

In accordance with the charter of our Audit Committee, which will be effective after the closing of this offering, and our policy with respect to related person transactions, which our board of directors (acting through our Audit Committee) will adopt prior to the closing of this offering, our Audit Committee will be responsible for reviewing and approving related person transactions.

The policy with respect to related person transactions will apply to transactions, arrangements and relationships (or any series of similar transactions, arrangements or relationships) that meet the following criteria:

•	the amount involved exceeds $120,000;

•	we or any of our subsidiaries is or will be a participant; and

•

our executive officers, directors, director nominees or 5% stockholders, or any immediate family member of any of our executive officers, directors, director nominees or 5% stockholders, have or will have a direct or indirect material interest in the transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness).

In the course of its review and approval of related person transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy with respect to related person transactions will require our Audit Committee to consider, among other factors it deems appropriate:

•	the benefits to us;

•	the impact on a director’s independence in the event the related person is a director, an immediate family member of a director or an entity in which a director has a position or relationship;

•	the actual or apparent conflict of interest of the related person and the materiality and character of the related person’s direct or indirect interest;

•	the availability and opportunity costs of other sources for comparable products or services;

•	the terms and commercial reasonableness of the transaction; and

•	the terms available to unrelated third parties or to team members generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our stockholders, as the Audit Committee determines in good faith.

Agreements with Management

We have previously entered into employment agreements with certain of our executive officers. See “Executive Compensation—Agreements with Named Executive Officers.”

Monitoring Fee Agreement

At the time of the Rhône Acquisition, Fogo de Chão, Inc. entered into a Monitoring Fee Agreement, under which Rhône provides advice to us on, among other things, financing, operations, acquisitions and dispositions. Under the agreement, Rhône is paid, in aggregate, an annual fee in the amount of $1,000,000. Rhône received fees in the amounts of $250,000, $1,000,000, $1,750,000, $250,000 and $1,000,000 in Fiscal 2023, Fiscal 2022, Fiscal 2021, Fiscal 2020 and Fiscal 2019, respectively, which amount paid in Fiscal 2021 included deferred fees accrued and unpaid during Fiscal 2020. Additionally, at the time of the Rhône Acquisition, we paid Rhône a non-recurring $5.2 million fee for certain services that were performed in conjunction with the consummation of the Acquisition. Members of our board are affiliated with Rhône. Following completion of this offering, the Monitoring Fee Agreement will terminate without additional payment.

Registration Rights Agreement

In connection with closing of this offering, we will enter into a Registration Rights Agreement with Prime Cut Holdings L.P. (the “Registration Rights Agreement”), pursuant to which Prime Cut Holdings L.P. has certain demand registration rights, short-form registration rights and piggyback registration rights in respect of any shares of common stock and related indemnification rights from us, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, are expected to be borne by us.

Indemnification Agreements and Directors and Officers Liability Insurance

Our amended and restated bylaws limit the personal liability of our directors to us or our stockholders for monetary damages for breaches of fiduciary duty as a director to the fullest extent permitted by the General Corporation Law of the State of Delaware. A general description of these provisions is contained under “Part II-Item 14. Indemnification of Directors and Officers” included in our Registration Statement, of which this prospectus forms a part. In addition, we will maintain directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts. We also have entered into indemnification agreements with our directors and intend to enter into such agreements with our executive officers. A general description of the provisions of these agreements is contained under “Part II-Item 14. Indemnification of Directors and Officers” included in our Registration Statement, of which this prospectus forms a part.

PRINCIPAL AND SELLING STOCKHOLDER

The following table sets forth information known to us with respect to beneficial ownership of our common stock as of             , 2023, and as adjusted to reflect the sale of common stock offered by us and the selling stockholder pursuant to any exercise of the underwriters’ option to purchase additional shares and other adjustments described below by:

•	each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our current executive officers and directors as a group; and

•	the selling stockholder.

Beneficial ownership is determined in accordance with the rules of the SEC. Percentage of beneficial ownership is based upon shares of our common stock (including shares of our restricted stock) that existed as of             , 2023 and shares of our common stock outstanding (including shares of our restricted stock) after this offering. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name, in each case assuming the consummation of the stock split to be effected upon the closing of the offering pursuant to which each share held will be reclassified into              shares of our common stock and the conversion, extinguishment and the exchange of vested Profits Interests held by our named executive officers for a number of restricted shares of our common stock with equivalent value, based on an initial public offering price of $             per share of common stock, the midpoint of the price range on the cover of this prospectus. Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o Fogo Hospitality, Inc., 14850 Quorum Drive, Suite 500, Dallas, TX 75254.

	Shares Beneficially Owned Before Offering		Shares Beneficially Owned After Offering†
Name and Address of Beneficial Owner	Number	Percentage	Number	Percentage
Named Executive Officers and Directors:
G. Barry McGowan
Anthony Laday
Rick Lenderman
Eytan Tigay(1)
Renan Bergmann
Hamish A. Dodds
Ingrid Burton
Lucas Flynn(2)
Larry Johnson
Craig Miller
Julia A. Stewart
All Directors and Executive Officers as a Group (persons)
5% and Selling Stockholder:
Rhône Funds(3)

*	Represents beneficial ownership of less than one percent.
†	Assumes the exercise of the underwriters’ option to purchase additional shares in full.
(1)

Eytan Tigay disclaims beneficial ownership over the shares held by the Rhône Funds for purposes of Section 16 and Section 13(d) or 13(g) of the Exchange Act. Mr. Tigay is a member and Managing Director of Rhône Group L.L.C. and serves as Chief Investment Officer of its private equity activities. Mr. Tigay is also a member and manager of Rhône Capital L.L.C., which controls the general partners of the Rhône Funds and other investment entities that hold interests in the Company.
(2)

Lucas Flynn disclaims beneficial ownership over the shares held by the Rhône Funds for purposes of Section 16 and Section 13(d) or 13(g) of the Exchange Act. Mr. Flynn is a member, manager and Managing Director of Rhône Group L.L.C. Mr. Flynn is also a member and manager of Rhône Capital L.L.C, which controls the general partners of the Rhône Funds and other investment entities that hold interests in the Company.

(3)

All shares held by the Rhône Funds are held directly by Prime Cut Holdings L.P., a Delaware limited partnership, of which Prime Cut GP LLC, a Delaware limited liability company, serves as the general partner and is an affiliate of Rhône Capital L.L.C. The general partner has the power to vote or dispose of the shares of the Company held by Prime Cut Holdings L.P. The economic owners of Prime Cut Holdings L.P. are its limited partners, including the Rhône Funds. The business address of each of Prime Cut Holdings L.P. and the general partner is 630 Fifth Avenue, Suite 3110, New York, NY 10111.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and our amended and restated bylaws, as each is anticipated to be in effect following completion of this offering. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Following completion of this offering, our authorized capital stock will consist of                  shares of our common stock, par value $0.01 per share, and                  shares of preferred stock, par value $0.01 per share. As of             , 2023, our common stock was held by one entity, Prime Cut Holdings L.P. The following description summarizes the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our form of amended and restated certificate of incorporation and our form of amended and restated bylaws, as in effect immediately following the closing of this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are generally entitled to vote.

Holders of our common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Holders of our common stock do not have preemptive, subscription, redemption or conversion rights.

The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under our amended and restated certificate of incorporation, our board of directors has the authority, without action by our stockholders, to designate and issue shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until our board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in our control without further action by the stockholders.

The issuance of our preferred stock could have the effect of delaying, deferring, or preventing a change in our control. Following the completion of the offering, no shares of preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Provisions of Our Charter, Our Bylaws and Delaware Law

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon completion of this offering, as summarized below, and applicable provisions of the Delaware General Corporation Law may make it more difficult for or prevent a third party from acquiring control of us or changing our board of directors and management. These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or in our management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies furnished by them and to discourage certain types of transactions that may involve an actual or threatened change in our control. These provisions also are designed to reduce our vulnerability to an unsolicited acquisition proposal. Furthermore, these provisions are intended to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Classified Board of Directors

In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, our board of directors is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that, prior to the date on which Rhône owns less than 30% of our outstanding common stock, a director may be removed with or without cause by the affirmative vote of the holders of 50% of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. After Rhône ceases to own at least 30% of our outstanding common stock, our amended and restated certificate of incorporation and our amended and restated bylaws also provide that a director may be removed only for cause by the affirmative vote of the holders of at least 75% of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Our classified board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

Special Meetings of Stockholders

Our amended and restated bylaws provide that a special meeting of stockholders may be called by the chairman of our board of directors, by a resolution adopted by a majority of our board of directors or by a majority of stockholders entitled to vote therein acting by written consent.

No Stockholder Action by Written Consent

Our amended and restated certificate of incorporation provides that, for so long as we remain a “controlled company” under the NYSE listing rules, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting, unless the action to be taken by written consent of stockholders and the taking of this action by written consent has been expressly approved in advance by the board of directors. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Stockholder Advance Notice Procedure

Our amended and restated bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The amended and restated bylaws provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary advanced written notice of the stockholder’s intention to do so.

Section 203 of the Delaware General Corporation Law

We have opted out of Section 203 of the DGCL.

Exclusive Forum

Our amended and restated bylaws will provide, to the fullest extent permitted by law, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware, or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware will, with certain limited exceptions, be the sole and exclusive forum for the following types of actions or proceedings: (1) any derivative action or proceeding brought on the Company’s behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of the Company’s directors, officers, employees, or agents to us or the Company’s stockholders; (3) any action asserting a claim against the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws; (4) any action to interpret, apply, enforce, or determine the validity of the Company’s amended and restated certificate of incorporation or amended and restated bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Delaware court having personal jurisdiction over the indispensable parties named as defendants therein. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both federal and state courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the amended and restated bylaws will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act and the rules and regulations thereunder. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated bylaws.

Listing

We have applied to list our common stock on the New York Stock Exchange under the symbol FOGO.

Transfer Agent and Registrar

Upon completion of this offering, the United States transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

Independent Registered Public Accounting Firm

Our independent registered public accounting firm is Deloitte & Touche LLP whose address is 2200 Ross Avenue, Suite 1600, Dallas, Texas 75201.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Following the completion of this offering,              shares of our common stock will be outstanding. All shares of common stock sold in this offering will be freely tradable in the United States, without restriction or registration under the Securities Act unless they are purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act, or by persons who are subject to the lock-up agreements described below to the extent sales of such shares are prohibited by the terms of such lock-up agreements. All remaining shares were issued and sold by us in private transactions and are eligible for public sale in the United States if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act. These remaining shares are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market in the United States only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as summarized below. After the offering, certain of our team members, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

As a result of contractual lock-up agreements with us or the underwriters as described below, and subject to the provisions of Rules 144 and 701 under the Securities Act described below, these restricted securities will be available for sale in the public market set forth below.

Lock-Up Agreements

We and the selling stockholder, our directors, officers and holders of approximately             % of our outstanding common stock assuming the completion of this offering (without exercise by the underwriters of their option to purchase additional shares), have entered into contractual lock-up agreements with representatives of the underwriters, pursuant to which, subject to certain exceptions, for a period of 180 days following the date of this prospectus, we and our directors, officers and such stockholders will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of or publicly announce an intention to do any of the foregoing without the prior written consent of Morgan Stanley & Co. LLC, BofA Securities, Inc. and Jefferies LLC, who in their sole discretion, at any time and without prior notice, may release all or any portion of the shares from the restrictions contained in any such lock-up agreements.

Morgan Stanley & Co. LLC, BofA Securities, Inc. and Jefferies LLC have no present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-up is considered on a case-by-case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is our officer, director or affiliate.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the effective date of this offering, a person who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, and is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, is entitled to sell a number of restricted shares in the public market in the United States within any three-month period that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal shares immediately after this offering; and

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 in the United States are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that, following a six-month holding period, affiliates may sell shares of our common stock that are not restricted shares in the United States, provided that they comply with the same restrictions applicable to restricted shares.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act. Following completion of this offering to register for the purposes of United States federal securities laws the shares of our common stock that are issuable pursuant to our 2023 Plan. These registration statements are expected to be filed and become effective as soon as practicable after the effective date of this the registration statement, of which this prospectus forms a part. Shares covered by these registration statements will then be eligible for sale in the public markets in the United States, subject to the lock-up agreements and, if applicable, to Rule 144 limitations applicable to affiliates.

Registration Rights

After this offering, and subject to the lock-up agreements, the Rhône Funds, which will hold approximately             % (or             % if the underwriters’ option to purchase additional shares is exercised in full) of our common stock after completion of this offering, will be entitled to certain rights with respect to the registration of their shares of our common stock under the Securities Act after the completion of this offering. For more information, see “Certain Relationships and Related Party Transactions—Registration Rights.” After such registration, these shares of our common stock will become freely tradable without restriction under the Securities Act. These sales could have a material adverse effect on the prevailing market price of our common stock.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a “non-U.S. holder.” A “non-U.S. holder” is a beneficial owner of a share of our common stock that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than a former citizen or resident of the United States subject to U.S. tax as an expatriate,

•	a foreign corporation, or

•	a foreign estate or trust.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our common stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which may affect the tax consequences described herein (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed under “Dividend Policy” above, following the offering, we do not currently expect to pay dividends. In the event that we do pay distributions, distributions paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) will be treated as taxable dividends, and any portion of a distribution that exceeds our current and accumulated earnings and profits will generally be treated first as a tax-free return of capital, on a share-by-share basis, to the extent of a non-U.S. holder’s tax basis in our common stock (and will reduce its basis in such common stock), and, to the extent such portion exceeds such tax basis, the excess will be treated as gain from the taxable disposition of the common stock, the tax treatment of which is discussed below under “Gain on Disposition of Common Stock.”

Except as described below, dividends paid to a non-U.S. holder out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder generally will be required to provide an Internal Revenue Service (“IRS”) Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying its entitlement to benefits under the applicable income tax treaty. In the case of payments made outside the U.S. to an offshore account (generally, an account maintained by a non-U.S. holder at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing a non-U.S. holder’s entitlement to the reduced treaty rate in accordance with U.S. Treasury Regulations may be required.

If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax under a tax treaty, it may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the IRS.

No amounts in respect of U.S. federal withholding tax are required to be withheld from dividends paid to a non-U.S. holder if the non-U.S. holder provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (or are attributable to a permanent establishment of the non-U.S. holder pursuant to an applicable income tax treaty). Instead, the effectively connected (or attributable) dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident or at a lower rate if the non-U.S. holder is eligible for the benefits of an income tax treaty that provides for a lower rate. A non-U.S. holder that is a corporation receiving effectively connected (or attributable) dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of common stock unless:

•

the gain is effectively connected with the conduct of a trade or business of the non-U.S. holder in the United States, subject to additional requirements in the applicable income tax treaty providing otherwise, in which case the gain will be subject to U.S. federal income tax generally in the same manner as effectively connected dividend income as described above;

•

the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain U.S.-source losses) generally will be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate); or

•

we are or have been a United States real property holding corporation (as described below), at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and either (i) our common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) the non-U.S. holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, more than 5% of our common stock.

We would be classified as a United States real property holding corporation at any time that the fair market value of our “United States real property interests,” as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not, and do not anticipate becoming in the foreseeable future, a United States real property holding corporation.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid other information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will generally satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and may entitle the non-U.S. holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

FATCA Withholding Taxes

Payments to certain foreign entities of dividends on common stock of a U.S. issuer will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Non-U.S. holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our common stock.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that the common stock will be treated as U.S. situs property subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, BofA Securities, Inc. and Jefferies LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Jefferies LLC
Credit Suisse Securities (USA) LLC
Piper Sandler & Co.
Raymond James & Associates, Inc.
Stephens Inc.
Truist Securities, Inc.
AmeriVet Securities, Inc.
Drexel Hamilton, LLC

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. We will not receive any proceeds from the sale of our common stock by the selling stockholder pursuant to any exercise of the underwriters’ option to purchase additional shares.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions to be paid by us:	$	$
Proceeds, before expenses, to us	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                . We have agreed to pay expenses incurred by the selling stockholder in connection with this offering, other than the underwriting discounts and commissions. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied for our common stock listed on the New York Stock Exchange under the trading symbol FOGO.

We have agreed, without the prior written consent of Morgan Stanley & Co. LLC, BofA Securities, Inc. and Jefferies LLC on behalf of the underwriters, we will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”): (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to: (A) the shares of common stock to be sold in this offering, (B) the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof as described in this prospectus, or (C) facilitating the establishment of a trading plan on behalf of a stockholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

In addition, our directors, executive officers and the holders of substantially all of our outstanding common stock and stock option, including the selling stockholder, (collectively, the “lock-up parties”) have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, BofA Securities, Inc. and Jefferies LLC on behalf of the underwriters, they will not, and will not publicly disclose an intention to, during the restricted period: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act), by them or any other securities so owned convertible into or exercisable or exchangeable for common stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the immediately precedent paragraph do not apply to:

•

transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•

facilitating the establishment of a trading plan on behalf of a stockholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the lock-up party or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period;

•

transfers as a bona fide gift or gifts or as a charitable contribution; provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein; and provided further that no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period;

•

transfers to any immediate family member of the lock-up party or to any trust, partnership, limited liability company or any other entity for the direct or indirect benefit of the lock-up party or of any member of the immediate family of the lock-up party; provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, provided further that no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period and provided further that the transfer is not for value;

•

transfers to any beneficiary of or estate of a beneficiary of the lock-up party pursuant to a trust, will, other testamentary document or intestate succession or applicable laws of descent, provided that the beneficiary or the estate of a beneficiary thereof agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transaction shall not involve a disposition for value and that no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period;

•

transfers to a partnership, limited liability company or other entity of which the lock-up party and the immediate family of the lock-up party are the legal and beneficial owner of all the outstanding equity securities or similar interests, provided that such partnership, limited liability company or other entity agrees to be bound in writing by the restrictions set forth herein, provided further that no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period and provided further that the transfer is not for value;

•

transfers by operation of law, such as pursuant to a qualified domestic order of a court (including a divorce settlement, divorce decree or separation agreement) or regulatory agency, provided that the transferee or transferees thereof agree to be bound in writing by the restrictions set forth herein, and provided further that no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period; or

•

if the lock-up party is a corporation, partnership, limited liability company or other business entity, transfers by (A) distribution of shares of common stock or any derivative instrument to limited partners, general partners, members, stockholders, holders of similar interests of the lock-up party (or in each case its nominee or custodian) or to any investment holding company controlled or managed by the lock-up party or (B) transfers of shares of common stock or any derivative instrument to affiliates (as defined in Rule 405 of the Securities Act of 1933, as amended) or other entities controlled or managed by the lock-up party or any of its affiliates (other than the Company and its subsidiaries); provided that (1) each distributee and transferee agrees to be bound in writing by the restrictions set forth in the lock-up agreement; (2) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period and (3) except where the transferee was not organized and funds were not raised for the specific purposes of investing in the Company, the transfer is not for value.

In addition, each lock-up party agrees that, without the prior written consent of the representatives, it will not, during the restricted period, make any demand for or exercise any right with respect to, the registration of any common stock or any security convertible into or exercisable or exchangeable for common stock.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Conflicts of Interest; Other Relationships

Affiliates of Credit Suisse Loan Funding LLC, that are affiliates of our underwriters in this offering, are lenders under our 2018 Credit Facility and will be repaid with a portion of the proceeds of this offering, together with borrowings from the New Credit Facility. Because affiliates of Credit Suisse Securities (USA) LLC are lenders under our 2018 Credit Facility and each will receive 5% or more of the net proceeds of this offering, Credit Suisse Securities (USA) LLC is deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA. As a result, this offering will be conducted in accordance with FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of FINRA Rule 5121.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their guests and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations among us, the selling stockholder and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (“CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

This registration statement has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this registration statement may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this registration statement and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this registration statement is being distributed only to, and is directed only at, and any offer of the shares of common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Singapore

This registration statement has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this registration statement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This registration statement has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this registration statement nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this registration statement nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this registration statement will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

VALIDITY OF COMMON STOCK

The validity of the shares of our common stock offered hereby will be passed upon for us by Sullivan & Cromwell LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements of Fogo Hospitality, Inc. as of January 1, 2023, and January 2, 2022, and for each of the two years in the period ended January 1, 2023, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We filed with the SEC a registration statement on Form S-1, of which this prospectus is a part, under the Securities Act for the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance with such requirements, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the regional offices, public reference facilities and website of the SEC referred to above. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent accountants.

FOGO HOSPITALITY, INC.

FOGO HOSPITALITY, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

(unaudited)

	April 2, 2023	January 1, 2023
Assets
Current assets:
Cash and cash equivalents	$29,722	$40,724
Accounts receivable, net of allowances of $0	15,123	23,634
Other receivables	12,761	16,825
Inventories	7,116	7,495
Prepaid expenses	2,231	2,123
Other current assets	8,048	8,849

Total current assets	75,001	99,650
Property and equipment, net	202,943	198,974
Operating lease right-of-use assets, net	167,409	171,820
Goodwill	240,812	240,603
Intangible assets, net	156,578	156,274
Liquor licenses	3,458	2,808
Other assets	3,833	3,312

Total assets	$850,034	$873,441

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$56,531	$82,906
Deferred revenue	20,343	21,305
Current portion of long-term debt	3,242	35,742
Current portion of operating lease liabilities	21,209	20,336

Total current liabilities	101,325	160,289
Long-term debt, less current portion	348,811	315,325
Operating lease liabilities, less current portion	180,884	185,961
Other noncurrent liabilities	3,486	3,207
Deferred taxes	9,906	9,440

Total liabilities	$644,412	$674,222

Commitments and contingencies (Note 11)
Shareholders’ equity:
Common stock, $0.01 par value, 1,000 shares authorized, issued, and outstanding as of April 2, 2023 and January 1, 2023	—	—
Additional paid-in capital	260,657	260,657
Accumulated deficit	(38,858)	(44,252)
Accumulated other comprehensive loss	(16,177)	(17,186)

Total shareholders’ equity	205,622	199,219

Total liabilities and shareholders’ equity	$850,034	$873,441

The accompanying notes are an integral part of these condensed consolidated financial statements.

FOGO HOSPITALITY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(in thousands, except share and per share amounts)

(unaudited)

	13 Weeks Ended
	April 2, 2023	April 3, 2022
Revenue	$152,412	$121,803
Restaurant operating costs (excluding depreciation):
Food and beverage	44,173	36,567
Compensation and benefits	39,713	29,970
Occupancy and other	27,243	24,240

Total restaurant operating costs (excluding depreciation)	111,129	90,777

Marketing and advertising	4,003	3,156
General and administrative	10,211	7,571
Pre-opening costs	2,722	1,020
Loss on extinguishment of debt	1,106	—
Depreciation	7,802	6,489
Other operating expense (income), net	65	(135)

Total operating costs	137,038	108,878

Income from operations	15,374	12,925
Other expense:
Interest expense, net	(8,894)	(5,834)
Interest income	123	53
Other expense	(67)	(480)

Total other expense	(8,838)	(6,261)

Income before income taxes	6,536	6,664
Income tax expense	1,142	876

Net income	$5,394	$5,788

Other comprehensive income:
Currency translation adjustment	1,009	3,540

Comprehensive income	$6,403	$9,328

Net income per common share
Basic and diluted	$5,394	$5,788

Weighted-average common shares outstanding
Basic and diluted	1,000	1,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

FOGO HOSPITALITY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(in thousands, except share amounts)

(unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Equity
	Shares	Amount
Balance as of January 1, 2023	1,000	$—	$260,657	$(44,252)	$(17,186)	$199,219
Net income	—	—	—	5,394	—	5,394
Currency translation adjustment	—	—	—	—	1,009	1,009

Balance as of April 2, 2023	1,000	$—	$260,657	$(38,858)	$(16,177)	$205,622

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity
	Shares	Amount
Balance as of January 2, 2022	1,000	—	260,657	(34,591)	(18,064)	208,002
Net income	—	—	—	5,788	—	5,788
Currency translation adjustment	—	—	—	—	3,540	3,540

Balance as of April 3, 2022	1,000	$—	$260,657	$(28,803)	$(14,524)	$217,330

The accompanying notes are an integral part of these condensed consolidated financial statements.

FOGO HOSPITALITY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	13 Weeks Ended
	April 2, 2023	April 3, 2022
Cash flows from operating activities:
Net income	$5,394	$5,788
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities
Depreciation	7,802	6,489
Noncash lease expense	4,641	4,272
Amortization of deferred financing costs	339	610
Loss on extinguishment of debt	1,106	—
Deferred income taxes	471	(187)
Net loss on disposal of property and equipment	97	425
Changes in operating assets and liabilities:
Accounts and other receivables	12,719	2,451
Prepaid expenses and other assets	572	(195)
Other non-current assets	(480)	1,846
Inventories	433	565
Accounts payable and accrued expenses	(23,443)	(15,173)
Other non-current liabilities	(50)	(85)
Deferred revenue	(890)	(2,125)
Operating lease liabilities	(4,692)	(6,045)

Net cash flows provided by (used in) operating activities	4,019	(1,364)
Cash flows from investing activities:
Capital expenditures	(14,436)	(10,524)

Net cash flows used in investing activities	(14,436)	(10,524)
Cash flows from financing activities:
Borrowings on debt	33,800	—
Repayment of debt	(33,310)	—
Borrowings on revolver	34,500	—
Repayment of revolver	(34,500)	—
Prepayment premium	(650)	—
Debt issuance costs paid	(592)	(150)

Net cash flows used in financing activities	(752)	(150)

Effect of foreign exchange rates	167	466
Net change in cash and cash equivalents	(11,002)	(11,572)
Cash and cash equivalents, beginning of period	40,724	53,114

Cash and cash equivalents, end of period	$29,722	$41,542

Supplemental disclosure of cash flow information:
Cash paid during the period:
Interest paid, net of amounts capitalized	$8,247	$5,241
Income taxes paid, net of refunds	$547	$345
Non-cash activities:
Capital expenditures included in accounts payable and accrued expenses	$7,738	$4,021

The accompanying notes are an integral part of these condensed consolidated financial statements.

FOGO HOSPITALITY, INC.

Notes to Unaudited Condensed Consolidated Financial Statements

(dollars in thousands, except share and per share amounts)

1. Description of Business and Basis of Presentation

Description of Business

Fogo Hospitality, Inc. and subsidiaries (the “Company”) operates upscale Brazilian churrascaria restaurants under the brand of Fogo de Chão. As of April 2, 2023, the Company operated, through its subsidiaries, 58 restaurants in the United States (“U.S.”) (including one restaurant in the U.S. Territory of Puerto Rico) and eight restaurants in Brazil, and licensed six franchise restaurants in Mexico and two franchise restaurants in the Middle East.

On June 20, 2022, we entered into a development agreement for up to five licensed franchise restaurants in the Philippines by 2028. On August 1, 2022, we entered into a development agreement for up to 11 licensed franchise restaurants in Canada by 2033. On September 21, 2022, we entered into a development agreement for up to four licensed franchise restaurants in El Salvador and Costa Rica. On October 14, 2022, we entered into a development agreement for up to three licensed franchise restaurants in Bolivia. On February 10, 2023, we entered into a development agreement for up to three licensed franchise restaurants in Ecuador.

Fogo Hospitality, Inc. is a holding company with no assets or operations of its own. The Company owns 100% of Fogo de Chão Intermediate Holdings Inc., which owns 100% of Fogo de Chão, Inc., which owns the Company’s domestic and foreign operating subsidiaries. The Company is primarily controlled by affiliates of Rhône Group L.L.C. (together with its affiliates, “Rhône”).

Accounting Year

The Company uses a 52/53-week fiscal year convention whereby its fiscal year ends each year on the Sunday that is closest to December 31 of that year. Each fiscal year generally is comprised of four 13-week fiscal quarters, although in the years with 53 weeks the fourth quarter represents a 14-week period. The fiscal periods presented in this report are the 13 weeks ended April 2, 2023 and April 3, 2022, respectively. Fiscal 2023 relates to the Company’s 52-week fiscal year ended December 31, 2023.

Unaudited Interim Financial Statements

These accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting and therefore omit or condense certain disclosures that would otherwise be required. These interim unaudited condensed consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the fiscal year ended January 1, 2023. In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring items, considered necessary to present fairly the Company’s balance sheets, statements of operations and comprehensive income, shareholder’s equity and cash flows for the interim periods indicated.

Due to the seasonality of the Company’s business, results for any interim financial period are not necessarily indicative of the results that may be achieved for a full fiscal year. In addition, quarterly results of operations may be impacted by the timing and amount of sales and costs associated with the opening of new restaurants. The results of operations for the 13 weeks ended April 2, 2023 are not necessarily indicative of the operating results for the full year.

Basis of Presentation and Principles of Consolidation

The accompanying condensed consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The condensed consolidated financial statements include the assets, liabilities, and results of operations of the Company. All intercompany balances and transactions have been eliminated in consolidation.

Reclassification

Prior period reclassifications and caption changes have been effected in order to conform to current presentation. Such reclassifications had no impact to previously reported assets, liabilities, equity, revenues, expenses, net income, operating cash flows, investing cash flows or financing cash flows.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant estimates and assumptions reflected in the financial statements include long-lived asset valuation, fair value of acquired intangible assets and goodwill, incremental borrowing rate for right-of-use assets and lease liabilities, valuation of the workers’ compensation and Company-sponsored team member health insurance program liabilities, legal contingencies, and tax valuation allowance. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ materially from management’s estimates using different assumptions or under different conditions.

Dividend Payment

On April 20, 2022, our board of directors declared a dividend of $40,000 ($40 thousand per share), to our sole stockholder. This dividend was paid on April 25, 2022.

2. Summary of Significant Accounting Policies

There have been no significant changes to the Company’s significant accounting policies in Note 2, “Summary of Significant Accounting Policies,” of the notes to the consolidated financial statements for the fiscal year ended January 1, 2023.

Recently Adopted Accounting Standards—In December 2019, the FASB issued new guidance to simplify the accounting for income taxes by removing certain exemptions to the general principles and the simplification of areas such as franchises taxes, step-up in tax basis goodwill, separate entity financial statements and interim recognition of enactment of tax laws or rate changes. The standard was adopted on January 3, 2022 and did not have a significant impact on our condensed consolidated financial statements or related disclosures.

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” The pronouncement provides temporary optional expedients and exceptions to the current guidance on contract modifications and hedge accounting to ease the financial reporting burden related to the expected market transition from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. The guidance was effective upon issuance and generally can be applied to applicable contract modifications through December 31, 2022. On October 19, 2022, we entered into an amendment to our credit agreement whereby we extended the maturity of our Revolver (as defined in Note 7) from April 5, 2023 to April 5, 2024. In connection with this amendment, the Company also revised the reference rate on the Revolver from a one month LIBOR Eurodollar rate to a one month Secured Overnight Financing Rate (“SOFR”). The change in the reference rate on the Revolver from LIBOR to SOFR will not have a material impact on our financial statements. On March 3, 2023, we entered into an amendment to our credit agreement pursuant to which we obtained the Refinancing Term Loan (as defined in Note 7) in an aggregate principal amount equal to $33,475, the proceeds of which were used to prepay in full the Incremental Term Loan. The reference rate on the Refinancing Term Loan is SOFR as compared to the Incremental Term Loan which used LIBOR as a reference rate. This will not have a material impact on our financial statements.

Recently Issued Accounting Standards—No recently issued accounting standards are expected to have a material impact on the Company’s condensed consolidated balance sheets or statements of operations.

3. Leases

The Company conducts a significant part of its restaurant operations in leased properties under noncancelable operating leases with terms generally ranging from 10 years to 20 years. In addition to the fixed lease payments, some of the leases provide for variable lease payments and some require the payment of taxes, insurance, and other costs related to the property. Variable lease payments include payments based on percentage of sales over contractual levels. Some leases also provide for escalating rent payments throughout the lease term. The Company can renew, at its option, a substantial portion of the leases at defined rental rates for various periods. The Company reviews each restaurant location before determining whether options are reasonably certain to be exercised and therefore included in right-of-use assets and liabilities. The Company separates the lease and non-lease components, resulting in the classification of non-lease components like common area maintenance, property taxes, and insurance in occupancy expense. The Company recognizes fixed lease expense for the operating leases on a straight-line basis over the lease term. The Company’s lease agreements do not contain any residual value guarantees or restrictive covenants.

Upon the temporary closure of restaurant dining rooms in March 2020 due to the COVID-19 pandemic, the Company began negotiating the deferral of rent and other lease-related payments (“Concession payable”) with its landlords while restaurants remained closed or at limited capacity. These negotiations resulted in amendments to the leases that involved varying concessions, including the abatement of rent payments, deferral of all or a portion of rent payments to later periods, and deferrals of rent payments combined with an early exercise of an existing renewal option or extension of the lease term. Total payments deferred as of April 2, 2023 were approximately $663, of which $224 is included in accounts payable and accrued expenses, and $439 is included in other non-current liabilities on the condensed consolidated balance sheets.

In April 2020, the FASB staff released guidance indicating that in response to the COVID-19 pandemic, an entity would not have to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract and could elect to apply or not apply the lease modification guidance in ASC Topic 842, Leases to those contracts. The election is available for concessions related to the effects of the COVID-19 pandemic that do not result in a substantial increase in the rights of the lessor or the obligations of the lessee. For example, this election is available for concessions that result in the total payments required by the modified contract being substantially the same as or less than the total payments required by the original contract.

The Company elected not to remeasure the lease liabilities and right-of-use assets for those leases where the concessions and deferrals did not result in a substantial change in total payments under the lease, and where the remaining lease term did not change as a result of the negotiation. For those leases that were renewed or extended or for which there was a substantial abatement of rent as a result of the negotiation, the Company recalculated the related lease liability and right-of-use asset based on the new terms.

The following table represents information about the Company’s operating right-of-use assets and liabilities:

	April 2, 2023	January 1, 2023
Assets:
Operating lease right-of-use assets, net	$167,409	$171,820

Total lease assets	$167,409	$171,820

Liabilities:
Operating lease liabilities, current	$21,209	$20,336
Operating lease liabilities, noncurrent	180,884	185,961

Total operating lease liabilities	$202,093	$206,297

Supplemental lease information:
Operating lease weighted average remaining lease term (years)	9.87	9.33
Operating lease weighted average remaining discount rate (1)	6.11%	6.09%

(1)

The discount rate for each lease represents the incremental borrowing rate that the Company would incur to borrow on a collateralized basis over a similar term and amount equal to lease payments in a similar economic environment.

The following table represents the Company’s aggregate lease costs, by lease classification:

		13 Weeks Ended
	Classification	April 2, 2023	April 3, 2022
Operating lease cost	Occupancy and other, General and administrative and Pre-opening costs	$7,796	$6,857
Variable lease cost	Occupancy and other, General and administrative and Pre-opening costs	2,411	2,893
Sublease income	General and administrative	(245)	(102)

Total lease costs, net		$9,962	$9,648

Supplemental cash flow and other information related to operating leases were as follows:

	13 Weeks Ended
	April 2, 2023	April 3, 2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$7,525	$6,579
Non-cash investing activities:
Lease liabilities arising from obtaining right-of-use assets	$—	$10,526

Undiscounted cash flows of operating lease liabilities as of April 2, 2023 were as follows:

Lease Amounts(1)
Fiscal Years
2023 (remaining)	$24,672
2024	34,065
2025	33,433
2026	31,079
2027	27,909
Thereafter	114,920

Total lease payments	266,078
Less: imputed lease interest	(63,985)

Total	$202,093

(1)	Includes lease payments that were deferred as of April 2, 2023.

Additionally, as of April 2, 2023, the Company has executed 10 leases with undiscounted fixed payments over the initial term of $53,800. These leases are expected to commence in the next nine months. The Company will assess the reasonably certain lease term at the lease commencement date.

4. Property and Equipment, Net

Property and equipment, net consisted of the following:

	April 2, 2023	January 1, 2023
Land	$5,540	$5,540
Buildings	5,160	5,160
Leasehold improvements	246,205	231,781
Furniture, fixtures and equipment	56,473	50,567
Construction in progress	13,085	21,359

Property and equipment, gross	326,463	314,407
Less: Accumulated depreciation	(123,520)	(115,433)

Property and equipment, net	$202,943	$198,974

Depreciation expense was $7,802 for the 13 weeks ended April 2, 2023 compared to $6,489 for the 13 weeks ended April 3, 2022. Depreciation expense is recorded entirely to depreciation expense on the condensed consolidated statements of operations and comprehensive income.

5. Goodwill and Intangible Assets

Goodwill activity by segment was as follows:

	U.S.	Brazil(1)	Total
Balance, January 1, 2023	235,598	5,005	240,603
Foreign exchange impact	—	209	209

Balance, April 2, 2023	$235,598	$5,214	$240,812

(1)	Brazil Segment Goodwill is net of accumulated impairment charges of $10,210.

Intangible assets include the following:

	April 2, 2023	January 1, 2023
Trade name (indefinite-lived):
United States	$149,000	$149,000
Brazil	11,500	11,500
Cumulative foreign exchange impact	(3,922)	(4,226)

Intangibles, net	$156,578	$156,274

Goodwill and intangible assets of the Company’s Brazilian reporting unit are denominated in the Brazilian Real. These assets are translated into U.S. dollars at the rate of exchange as of the applicable balance sheet date. As a result, the U.S. dollar value of goodwill and intangibles is impacted by the fluctuation in the exchange rate.

6. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

	April 2, 2023	January 1, 2023
Accounts payable	$27,615	$40,692
Accrued capital expenditures	4,767	6,674
Team member compensation and benefits	10,324	18,942
Interest payable	290	280
Sales and beverage taxes payable	3,586	4,818
Insurance	2,121	1,764
Income and other taxes payable	2,887	3,547
Concession payable	224	234
Other accrued expenses	4,717	5,955

Total accounts payable and accrued expenses	$56,531	$82,906

7. Long-Term Debt

Long-term debt consisted of the following:

	April 2, 2023	January 1, 2023
Term Loan	$346,035	$345,220
Revolver	—	—
Woodforest Bank Loan	11,100	11,100
Unamortized original issuance discount	(1,494)	(1,720)
Unamortized deferred financing costs	(3,588)	(3,533)

Total	352,053	351,067
Less: Current portion of long-term debt	3,242	35,742

Long-term debt, less current portion	$348,811	$315,325

2018 Credit Facility—In April 2018, the Company entered into a credit agreement that provides for (i) senior secured term loans in an aggregate principal amount of $325,000 (“Term Loan”) and (ii) senior secured revolving credit commitments in an aggregate principal amount of $40,000 (“Revolver,” and, collectively with the term loans, the “2018 Credit Facility”). As of April 2, 2023, the interest rate on the Term Loan was 9.09%. As of April 2, 2023, the Term Loan matures on April 5, 2025, and the Revolver matures on April 5, 2024.

In the third quarter of 2020, the Company borrowed an additional $32,500 under the existing term loan agreement (the “Incremental Term Loan”). The Incremental Term Loan had a maturity date of August 11, 2023. On March 3, 2023, we entered into an amendment to our credit agreement pursuant to which we obtained a refinancing term loan (the “Refinancing Term Loan”) in an aggregate principal amount equal to $33,475, the proceeds of which were used to prepay in full the Incremental Term Loan. In connection with this prepayment, we incurred a loss on extinguishment of debt of $1,106, which was comprised of a prepayment premium of $650, a write-off of unamortized original issuance discount of $372 and unamortized deferred financing costs of $84. As of April 2, 2023, the interest rate on the Refinancing Term Loan was 11.81%. As of April 2, 2023, the Refinancing Term Loan matures on April 5, 2025, which is the maturity date of the original Term Loan.

On March 16, 2023, we borrowed $34,500 on our Revolver; this was repaid on March 30, 2023. As of April 2, 2023, we had $4,845 in letters of credit outstanding, resulting in a total of $35,155 of available borrowing capacity under the 2018 Credit Facility.

Woodforest Bank Loan—On November 16, 2020, we entered into and drew down a mortgage loan for $11,200 with Woodforest National Bank and provided a lien on two owned real estate assets as security. This loan matures on December 15, 2025. We repaid the loan on July 2, 2021. On April 13, 2022, we drew down $11,100 on the Woodforest Bank mortgage loan. As of April 2, 2023, the interest rate on the Woodforest Bank Loan was 7.75%. The loan matures in December 2025. The loan is revolving and as of April 2, 2023, $100 is available for draw down until December 2025.

Debt Issuance Costs—Debt issuance costs are amortized to interest expense over the term of the debt using the straight-line method over the terms of the related instruments. Remaining unamortized debt issuance costs were $3,588 and $3,533 as of April 2, 2023 and January 1, 2023, respectively. Debt issuance costs are included as a direct deduction of long-term debt in the condensed consolidated balance sheets.

Covenant Compliance and Debt Maturity—As of April 2, 2023, the Company was in full compliance with all agreements, including related covenants, governing its outstanding debt.

The fair value of the Company’s outstanding debt approximates its carrying value as it is variable rate debt.

The Company’s expected future maturities of debt are as follows:

Fiscal Years	January 1, 2023
2023	$2,431
2024	2,432
2025	350,122
2026	—
2027	—
Thereafter	2,150

Total	$357,135

8. Income Taxes

The Company calculates its interim income tax provision in accordance with ASC Topic 270, Interim Reporting and ASC Topic 740, Accounting for Income Taxes. The related tax expense or benefit is recognized in the interim period in which it occurs. In addition, the effect of changes in enacted tax laws, rates or tax status is recognized in the interim period in which the change occurs. The computation of the annual estimated effective tax rate at each interim period requires certain estimates and significant judgment including the expected operating income for the fiscal year, permanent and temporary differences as a result of differences between amounts measured and recognized in accordance with tax laws and financial accounting standards, and the likelihood of recovering deferred tax assets generated in the current fiscal year. The accounting estimates used to compute income tax expense may change as new events occur, additional information is obtained, or the tax environment changes.

The Company recorded income tax expense of $1,142 and $876 for the 13 weeks ended April 2, 2023 and April 3, 2022, respectively. The effective tax rate for the 13 weeks ended April 2, 2023 and April 3, 2022 was 17.5% and 13.1%, respectively. In accordance with ASC Topic 740, jurisdictions forecasting losses that are not benefited due to valuation allowances are not included in the forecasted effective tax rate.

For the 13 weeks ended April 2, 2023, the Company recognized a net discrete expense of $108 related to various state and foreign local tax payments and income tax penalties. Excluding these discrete items, the Company had an effective tax rate of 15.8% for the 13 weeks ended April 2, 2023. The effective tax rate differed from the statutory tax rate due to projected employment tax credits, state income taxes, and foreign inclusions.

For the 13 weeks ended April 3, 2022, the Company recognized a net discrete benefit of $(292) consisting of $25 related to various foreign local tax payments and $(317) benefit related to the generation of Work Opportunity Tax Credits in prior years. Excluding these discrete items, the Company had an effective tax rate of 17.5% for the 13 weeks ended April 3, 2022. The effective tax rate differed from the statutory tax rate due to projected Federal Insurance Contribution Act tip credit generation, state and local taxes, and foreign rate differentials.

9. Revenue

The following table presents the financial information of the Company’s geographic results:

	13 Weeks Ended
	April 2, 2023	April 3, 2022
Revenue
United States	$143,140	$116,195
Brazil	9,272	5,608

Total Revenue	$152,412	$121,803

Contract Balances—Contract liabilities and receivables from guests consisted of the following:

	April 2, 2023	January 1, 2023
Sales receivable (1)	$15,123	$23,634
Deferred revenue (2)(3)	$21,276	$22,165

(1)	Included in balance of trade accounts receivable.
(2)	Includes deferred revenue related to online eCard sales, gift card sales, and group event deposits.
(3)

Includes $933 and $860 of deferred franchise fees as of April 2, 2023 and January 1, 2023, respectively, which are included in the balance of other noncurrent liabilities on the condensed consolidated balance sheets.

Revenue recognized for the redemption of gift cards and deferred revenue at the beginning of each respective period was as follows:

	13 Weeks Ended
	April 2, 2023	April 3, 2022
Revenue recognized from gift card liability	$4,226	$5,713
Revenue recognized from deferred revenue	$362	$1,547

10. Earnings Per Share

Basic income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. Diluted income per share is computed giving effect to all potentially dilutive shares unless their effect is antidilutive.

The numerator and denominator used in the calculation of basic and diluted income per share was as follows:

	13 Weeks Ended
	April 2, 2023	April 3, 2022
Net income	$5,394	$5,788
Weighted-average common shares outstanding, basic and diluted	1,000	1,000

Basic and diluted net income per share	$5,394	$5,788

11. Commitments and Contingencies

Litigation

The Company is currently involved in claims, investigations, and legal actions that arise in the ordinary course of its business, including claims and investigations resulting from employment-related matters. None of these matters, some of which are covered by insurance, has had a material effect on the Company. The Company is not party to any material pending legal proceedings and is not aware of any claims that could have a material adverse effect on its business, financial condition, results of operations, or cash flows. However, certifications of classes in certain pending employment-related actions, a significant increase in the number of claims, or an increase in amounts owing under successful claims could materially and adversely affect the Company’s business, financial condition, results of operations, or cash flows.

Purchase Commitments

Purchase obligations include legally binding contracts, including commitments for the purchase, construction or remodeling of real estate and facilities, firm minimum commitments for inventory purchases, equipment purchases, marketing-related contracts, software acquisition/license commitments and service contracts. These obligations are generally short-term in nature and are recorded as liabilities when the related goods are received, or services rendered. The Company also enters into long-term, exclusive contracts with certain vendors to supply food, beverages and paper goods, obligating the Company to purchase specified quantities.

12. Segment Reporting

The following table presents the financial information of the Company’s operating segments:

	13 Weeks Ended
	April 2, 2023			April 3, 2022
	U.S.	Brazil	Total	U.S.	Brazil	Total
Revenue	$143,140	$9,272	$152,412	$116,195	$5,608	$121,803
Less: Restaurant operating costs (excluding depreciation)	(104,514)	(6,615)	(111,129)	(86,142)	(4,635)	(90,777)

Restaurant contribution	$38,626	$2,657	$41,283	$30,053	$973	$31,026

The following table sets forth the reconciliation of total segment restaurant contribution to income from operations:

	13 Weeks Ended
	April 2, 2023	April 3, 2022
Income before income taxes	$6,536	$6,664
Total other expense	8,838	6,261
Marketing and advertising	4,003	3,156
General and administrative	10,211	7,571
Pre-opening costs	2,722	1,020
Loss on extinguishment of debt	1,106	—
Depreciation	7,802	6,489
Other operating expense (income), net	65	(135)

Restaurant contribution	$41,283	$31,026

Geographic Area Information

Long-lived assets, excluding deferred tax assets and intangible assets by region, were as follows:

	April 2, 2023	January 1, 2023
Property and equipment, net
United States	$191,616	$187,481
Brazil	7,814	7,860

Total segment property and equipment, net	199,430	195,341
Corporate office	3,513	3,633

Total property and equipment, net	$202,943	$198,974

13. Related Party Transactions

The Company entered into a Monitoring Fee Agreement with Rhône to provide professional consulting services with regard to financing, operations, acquisitions, dispositions and other matters relating to the Company (collectively “Parent Services”). In consideration for these Parent Services, the Company pays Rhône $1,000 annually. The agreement will continue until the earlier of (i) the date on which the Rhône owns, in the aggregate, less than 5% of the common stock of the Company; (ii) April 5, 2028; or (iii) such earlier date as the Company and Rhône may mutually agree upon.

The Company incurred Parent Service expenses of $250 for both of the 13 week periods ended April 2, 2023 and April 3, 2022, which is included in general and administrative costs on the condensed consolidated statements of operations and comprehensive income.

14. Subsequent Events

The Company has evaluated subsequent events through May 12, 2023, the date these financial statements were available to be issued and noted none.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Fogo Hospitality. Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fogo Hospitality. Inc. and subsidiaries (the “Company”) as of January 1, 2023 and January 2, 2022, the related consolidated statements of operations and comprehensive income, shareholder’s equity, and cash flows, for each of the two years in the period ended January 1, 2023, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 1, 2023 and January 2, 2022, and the results of its operations and its cash flows for each of the two years in the period ended January 1, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Dallas, Texas

March 17, 2023

We have served as the Company’s auditor since 2018.

FOGO HOSPITALITY, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	January 1, 2023	January 2, 2022
Assets
Current assets:
Cash and cash equivalents	$40,724	$53,114
Accounts receivable, net of allowances of $0	23,634	13,763
Other receivables	16,825	8,287
Inventories	7,495	6,340
Prepaid expenses	2,123	741
Other current assets	8,849	5,218

Total current assets	99,650	87,463
Property and equipment, net	198,974	169,974
Operating lease right-of-use assets, net	171,820	163,074
Goodwill	240,603	240,347
Intangible assets, net	156,274	155,902
Liquor licenses	2,808	1,621
Other assets	3,312	2,918

Total assets	$873,441	$821,299

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable and accrued expenses	$82,906	$64,609
Deferred revenue	21,305	15,866
Current portion of long-term debt	35,742	526
Current portion of operating lease liabilities	20,336	16,880

Total current liabilities	160,289	97,881
Long-term debt, less current portion	315,325	337,148
Operating lease liabilities, less current portion	185,961	168,254
Other noncurrent liabilities	3,207	1,946
Deferred taxes	9,440	8,068

Total liabilities	$674,222	$613,297

Commitments and contingencies (Note 14)
Shareholder’s equity:
Common stock, $0.01 par value, 1,000 shares authorized, issued, and outstanding as of January 1, 2023 and January 2, 2022	—	—
Additional paid-in capital	260,657	260,657
Accumulated deficit	(44,252)	(34,591)
Accumulated other comprehensive loss	(17,186)	(18,064)

Total shareholder’s equity	199,219	208,002

Total liabilities and shareholder’s equity	$873,441	$821,299

The accompanying notes are an integral part of these consolidated financial statements.

FOGO HOSPITALITY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(in thousands, except share and per share amounts)

	Fiscal Year Ended
	January 1, 2023	January 2, 2022
Revenue	$545,831	$430,555
Restaurant operating costs (excluding depreciation):
Food and beverage	160,478	115,763
Compensation and benefits	132,914	104,466
Occupancy and other	101,155	79,869

Total restaurant operating costs (excluding depreciation)	394,547	300,098

Marketing and advertising	17,099	16,736
General and administrative	31,149	27,243
Pre-opening costs	9,822	4,929
Depreciation	30,214	24,699
Other operating (income) expense, net	(444)	120

Total operating costs	482,387	373,825

Income from operations	63,444	56,730
Other expense:
Interest expense, net	(26,781)	(26,904)
Interest income	169	92
Other expense	(789)	(491)

Total other expense	(27,401)	(27,303)

Income before income taxes	36,043	29,427
Income tax expense	5,704	7,174

Net income	$30,339	$22,253

Other comprehensive income:
Gain on interest rate swap, net of tax expense of $— and $237, respectively	—	2,534
Currency translation adjustment	878	(1,372)

Comprehensive income	$31,217	$23,415

Net income per common share
Basic and diluted	$30,339	$22,253

Weighted-average common shares outstanding
Basic and diluted	1,000	1,000

The accompanying notes are an integral part of these consolidated financial statements.

FOGO HOSPITALITY, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity
	Shares	Amount
Balance as of January 3, 2021	1,000	—	260,657	(56,844)	(19,226)	184,587
Net income	—	—	—	22,253	—	22,253
Gain on interest rate swaps, net of tax	—	—	—	—	2,534	2,534
Currency translation adjustment	—	—	—	—	(1,372)	(1,372)

Balance as of January 2, 2022	1,000	$—	$260,657	$(34,591)	$(18,064)	$208,002
Net income	—	—	—	30,339	—	30,339
Currency translation adjustment	—	—	—	—	878	878
Dividends ($40,000 per share)	—	—	—	(40,000)	—	(40,000)

Balance as of January 1, 2023	1,000	$—	$260,657	$(44,252)	$(17,186)	$199,219

The accompanying notes are an integral part of these consolidated financial statements.

FOGO HOSPITALITY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Year Ended
	January 1, 2023	January 2, 2022
Cash flows from operating activities:
Net income	$30,339	$22,253
Adjustments to reconcile net income to net cash flows provided by operating activities
Depreciation	30,214	24,699
Noncash lease expense	18,633	17,437
Amortization of deferred financing costs	2,514	2,439
Deferred income taxes	1,126	4,485
Net loss on disposal of property and equipment	828	166
Changes in operating assets and liabilities:
Accounts and other receivables	(7,268)	(5,325)
Prepaid expenses and other assets	(5,167)	(4,702)
Other non-current assets	2,368	(2,343)
Inventories	(1,114)	(2,373)
Accounts payable and accrued expenses	12,134	26,209
Other non-current liabilities	(148)	638
Deferred revenue	6,251	5,588
Operating lease liabilities	(20,272)	(14,135)

Net cash flows provided by operating activities	70,438	75,036
Cash flows from investing activities:
Capital expenditures	(53,188)	(29,446)

Net cash flows used in investing activities	(53,188)	(29,446)
Cash flows from financing activities:
Borrowings on debt	11,100	—
Repayment of debt	(526)	(11,200)
Debt issuance costs paid	(426)	—
Dividends paid	(40,000)	—

Net cash flows used in financing activities	(29,852)	(11,200)

Effect of foreign exchange rates	212	(240)
Net change in cash and cash equivalents	(12,390)	34,150
Cash and cash equivalents, beginning of period	53,114	18,964

Cash and cash equivalents, end of period	$40,724	$53,114

Supplemental disclosure of cash flow information:
Cash paid during the period:
Interest paid, net of amounts capitalized	$24,134	$24,460
Income taxes paid, net of refunds	$4,284	$1,733
Non-cash activities:
Capital expenditures included in accounts payable and accrued expenses	$10,631	$3,958
Promissory note payable in exchange for liquor license	$1,500	$—

The accompanying notes are an integral part of these consolidated financial statements.

FOGO HOSPITALITY, INC.

Notes to Consolidated Financial Statements

(dollars in thousands, except share and per share amounts)

1.	Description of Business and Basis of Presentation

Description of Business

Fogo Hospitality, Inc. and subsidiaries (the “Company”) operates upscale Brazilian churrascaria restaurants under the brand of Fogo de Chão. As of January 1, 2023, the Company operated, through its subsidiaries, 55 restaurants in the United States (“U.S.”) (including one restaurant in the U.S. Territory of Puerto Rico) and eight restaurants in Brazil, and licensed six franchise restaurants in Mexico and two franchise restaurants in the Middle East.

On June 20, 2022, we entered into a development agreement for up to five licensed franchise restaurants in the Philippines by 2028. On August 1, 2022, we entered into a development agreement for up to 11 licensed franchise restaurants in Canada by 2033. On September 21, 2022, we entered into a development agreement for up to four licensed franchise restaurants in El Salvador and Costa Rica. On October 14, 2022, we entered into a development agreement for up to three licensed franchise restaurants in Bolivia.

Fogo Hospitality, Inc. is a holding company with no assets or operations of its own. The Company owns 100% of Fogo de Chão Intermediate Holdings Inc., which owns 100% of Fogo de Chão, Inc., which owns the Company’s domestic and foreign operating subsidiaries. The Company is primarily controlled by affiliates of Rhône Group L.L.C. (together with its affiliates, “Rhône”).

Accounting Year

The Company uses a 52/53-week fiscal year convention whereby its fiscal year ends each year on the Sunday that is closest to December 31 of that year. Each fiscal year generally is comprised of four 13-week fiscal quarters, although in the years with 53 weeks the fourth quarter represents a 14-week period. References to Fiscal 2022 relate to the Company’s 52-week fiscal year ended January 1, 2023. References to Fiscal 2021 relate to the Company’s 52-week fiscal year ended January 2, 2022.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the assets, liabilities, and results of operations of the Company. All intercompany balances and transactions have been eliminated in consolidation.

Reclassification

Prior period reclassifications and caption changes have been effected in order to conform to current presentation. Such reclassifications had no impact to previously reported assets, liabilities, equity, revenues, expenses, net income, operating cash flows, investing cash flows or financing cash flows.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant estimates and assumptions reflected in the financial statements include long-lived asset valuation, fair value of acquired intangible assets and goodwill, incremental borrowing rate for right-of-use assets and lease liabilities, valuation of the workers’ compensation and Company-sponsored team member health insurance program liabilities, legal contingencies, and tax valuation allowance. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ materially from management’s estimates using different assumptions or under different conditions.

Dividend Payment

On April 20, 2022, our board of directors declared a dividend of $40,000 ($40 thousand per share), to our sole stockholder. This dividend was paid on April 25, 2022.

2.	Summary of Significant Accounting Policies

Cash and Cash Equivalents—The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents. Cash consists of deposits held at major banks that at times exceed federally insured limits or in international jurisdictions where either insurance is not provided or in amounts that exceed amounts guaranteed by the local government or other governmental agencies and cash on hand in restaurant locations. The Company also maintains certificates of deposit denominated in Brazilian reais, which throughout their terms can be put to the issuer within three months or less from the date of issuance, and with no early withdrawal penalty charges, are considered cash equivalents. The Company has not incurred losses related to any deposits in excess of the Federal Deposit Insurance Corporation (FDIC) insurance amount and believes no significant concentration of credit risk exists with respect to cash investments. Management periodically evaluates the creditworthiness of financial institutions and maintains cash and cash equivalent accounts only with major financial institutions thereby minimizing exposure for deposits in excess of federally insured amounts. Management believes that credit risk associated with cash and cash equivalents is remote.

Accounts Receivable—Accounts receivable consist of balances receivable from credit card companies in the normal course of business and generally are liquidated within 30 days or less. As such, no allowance for doubtful accounts is necessary.

Inventories—Inventories consist of food and beverages and are recorded at the lower of cost or net realizable value. Cost is determined by the first-in, first-out method. Any unusable or spoiled inventory is written off when identified.

Leases—The majority of our restaurant locations, as well as our corporate headquarters, are subject to a lease. We evaluate our leases at the lease commencement date to determine the classification as an operating or finance lease. All of our existing leases are operating leases. We recognize operating lease liabilities based on the present value of future minimum lease payments over the expected lease term and corresponding right-of-use assets. To determine the present value of future minimum lease payments, the Company estimates incremental secured borrowing rates based on the information available at the lease commencement date.

We recognize lease related to operating leases on a straight-line basis. Many of our leases also require payment of property taxes, insurance and maintenance costs in addition to the minimum fixed lease payments. Such amounts are not included in the measurement of the lease liability but are recognized as a variable lease expense when incurred. Certain of the Company’s operating leases contain rent holidays and predetermined fixed escalations of the minimum rent during the term of the lease, as well as renewal periods. The effects of the holidays and escalations have been reflected in lease expense on a straight-line basis for operating leases over the expected term.

Many of our leases have renewal periods, exercisable at our option. At lease inception, we include option periods that we are reasonably certain to exercise as failure to renew the lease would impose an economic penalty either from the loss of our investment in leasehold improvements or future cash flows from operating the restaurant. The consolidated financial statements reflect the same lease term for amortizing leasehold improvements as we use to determine finance versus operating lease classifications. Tenant allowances provided to us by landlords are recorded as an adjustment to the right-of-use assets.

Property and Equipment, Net—Property and equipment are stated at cost to acquire less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

Useful Life
Buildings	40 Years
Leasehold Improvements	5—20 Years
Furniture, fixtures, and equipment	3—15 Years
Automobiles	5 Years

Expenditures for maintenance, repairs, and betterments that do not enhance the value or increase the estimated useful life of the assets are expensed as incurred and included in restaurant operating costs. Expenditures for betterments and major renewals that significantly enhance the value and increase the estimated useful life of the assets are capitalized. The cost of assets sold or retired, and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal and the resulting gains or losses are included in operations.

Capitalized Interest—Direct and certain related indirect costs of construction, including interest, are capitalized in conjunction with construction and development projects. These costs are included in property and equipment and are amortized over the life of the related building and leasehold interest.

Debt Issuance Costs—Unamortized debt issuance costs which are attributable to the Company’s 2018 Credit Facility, including subsequent extensions, and Woodforest Bank Loan are presented as a direct deduction from the carrying amount of long-term debt.

Impairment of Long-Lived Assets—The Company reviews property and equipment and definite-lived intangible assets for impairment when events or circumstances indicate these assets may not be recoverable. Factors considered include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the overall business and significant negative industry or economic trends. The recoverability is assessed by comparing the carrying value of the asset to the undiscounted cash flows expected to be generated by the asset. If impairment exists, the amount of impairment is measured as the excess of the carrying amount over the estimated fair value, as determined by each location’s projected future discounted cash flows. This assessment process requires the use of estimates and assumptions regarding future cash flows and estimated useful lives, which are subject to a significant degree of judgment. If these assumptions change in the future, the Company may be required to record impairment charges for these assets.

Goodwill—Goodwill represents the excess of the purchase price of the acquired business over the fair value of the assets acquired and liabilities assumed resulting from the acquisition. Goodwill is not amortized. Goodwill is tested annually for impairment in Q4, or more frequently should an event occur, or circumstances indicate that the carrying amount may be impaired. Such events or circumstances may be a significant change in business climate, economic and industry trends, legal factors, negative operating performance indicators, significant competition, changes in strategy or disposition of a reporting unit, or a portion thereof. ASC Topic 350 gives entities the option of first performing a qualitative assessment to test goodwill for impairment. The Company has identified two reporting units, United States and Brazil, based on the geography of the Company’s operations to which goodwill is attributable. For Fiscal 2022, the Company performed a qualitative assessment as of January 1, 2023, to determine whether it was more likely than not that the fair value of a reporting unit was less than its carrying amount and determined there were no indicators of impairment. For Fiscal 2021, the Company performed a quantitative impairment test of goodwill and concluded that an impairment charge was not required for either reporting unit.

Intangible Assets—Indefinite-lived intangible assets are not amortized but are tested for impairment annually during the fourth quarter, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. For Fiscal 2022, the Company performed a qualitative assessment on the tradenames and determined that an impairment charge was not warranted. For Fiscal 2021, the Company performed a quantitative assessment on the tradenames and determined that an impairment charge was not warranted.

Liquor Licenses—The costs of obtaining nontransferable liquor licenses directly issued by local government agencies for nominal fees are expensed as incurred. The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite-lived intangible assets and are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable, an impairment charge is recorded for the excess of the carrying amount over the fair value. Fair value is determined based on prices in the open market for licenses in same or similar jurisdictions. No impairments were recorded during any of the periods presented. Annual liquor license renewal fees are expensed as incurred.

Fair Value—Fair value is defined as the price that would be received to sell an asset or price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Authoritative guidance for fair value measurements establishes a hierarchy that prioritizes the inputs to valuation models based upon the degree to which they are observable. The three levels of the fair value measurement hierarchy are as follows:

Level 1—Inputs represent quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs of the asset or liability (other than quoted prices included in Level 1) that are either directly or indirectly observable through correlation with market data at the measurement date for the duration of the instrument’s anticipated life.

Level 3—Inputs are unobservable and therefore reflect management’s best estimate of the assumptions that market participants would use in pricing the asset or liability.

As of January 1, 2023 and January 2, 2022, the fair value of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and other current liabilities approximated their carrying value due to their short-term nature. Fair market value of the interest rate swap is measured at Level 2 as interest rates are observable (see Note 8).

Derivative Instrument and Hedging Activities—The Company is exposed to interest rate risk related to its variable interest rate debt, and it manages this risk by utilizing interest rate derivatives from time to time. In the past, the Company used interest rate swaps to add stability to interest costs by reducing the Company’s exposure to interest rate movements. The Company has used interest rate swaps in the past that have been designated as cash flow hedges and involved the receipt of variable amounts from a counterparty in exchange for the Company’s fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

The interest rate contracts qualified for the “shortcut” method of accounting for hedges under U.S. GAAP. Under the shortcut method, the hedges are assumed to be perfectly effective and no ineffectiveness is recorded in earnings. The change in the fair value of derivatives designated and qualifying as cash flow hedges is recorded in accumulated other comprehensive loss (“AOCL”) and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings within the same income statement line item being hedged. During the year ended January 2, 2022, there was no ineffective portion recorded in earnings. Derivatives accounted for as cash flow hedges are classified in the same category in the consolidated statements of operations and comprehensive income as the items being hedged. Gains and losses from derivative financial instruments are reported in cash provided from operating activities within the Consolidated Statements of Operations and Comprehensive Income. During the year ended January 1, 2023, the Company did not utilize any interest rate swaps.

When utilizing interest rate swaps, the Company is exposed to credit risk in the event of non-performance by its derivative counterparty. The Company evaluates counterparty credit risk through monitoring the creditworthiness of the counterparty, which includes review of debt ratings and financial performance. To mitigate its credit risk, the Company enters into agreements with counterparties that are considered creditworthy, such as large financial institutions with favorable credit ratings. There were no events of default during the year ended January 2, 2022, prior to the maturity of the interest rate swap in September 2021.

If the derivative contracts are terminated prior to their maturity, the amounts previously recorded in AOCL are recognized as earnings over the period that the hedged transaction impacts earnings. If the hedging relationship is discontinued because it is probable that the forecasted transaction will not occur in accordance with the original strategy, any related amounts previously recorded in AOCL are recognized in earnings immediately. During the year ended January 2, 2022, there were no swap contract terminations. Amounts reported in AOCL related to the cash flow hedge were reclassified to interest expense as interest payments were made on the Company’s variable-rate debt. Over the next 12 months, the Company no amounts in AOCL related to derivatives will be reclassified to interest expense as the interest rate swap matured in September 2021.

Revenue—The Company identifies each distinct performance obligation to transfer goods (or a bundle of goods) or services. The Company recognizes revenue as it satisfies a performance obligation by transferring control of the goods or services to the guest.

Revenue from Restaurant Sales—The Company recognizes sales of food and beverage at restaurants net of team member meals and complimentary meals when the guest takes possession of the goods and tenders payment. Sales taxes are recorded as a liability at the point of sale. Revenue is recorded at the point of sale based on the transaction price on the menu, net of any applicable discounts, sales taxes and expected refunds.

Franchise Income—Franchise income includes (1) franchise development and opening fees charged to franchisees, (2) sales-based royalty income and (3) sales-based marketing fees charged to franchisees. Franchise income is included in revenue on the consolidated statements of operations and comprehensive income. The Company recognizes franchise development and opening fees over the life of the applicable franchise agreements. Franchise income was $1,101 and $660 for Fiscal 2022 and 2021, respectively.

Gift Card Programs—The Company sells Fogo de Chão gift cards that allow guests to redeem the card for future purchases equal to the amount of the original purchase price of the gift card. Proceeds from the sale of gift cards are recorded as deferred revenue at the time of sale and recognized as revenue when the gift card is redeemed by the holder and the Company determines there is no legal obligation to remit the value of the unredeemed gift cards to governmental agencies. The Company recognizes gift card revenue this way because the Company’s performance obligation to redeem the gift card for merchandise is satisfied when the gift card is redeemed. The Company determines the gift card breakage rate based upon historical redemption patterns. Certain of the Company’s gift cards are sold at a discount and the net value (face value to be redeemed less the discount) is deferred until redeemed or breakage is deemed appropriate.

Sales Taxes—Revenue is presented net of sales taxes. The sales tax payable obligation is included in accrued expenses until the taxes are remitted to the appropriate taxing authorities.

Advertising Costs—Advertising costs are expensed as incurred. Advertising costs are composed of marketing and advertising, as well as advertising activities included in preopening costs.

Preopening Costs—Preopening costs incurred with the opening of new restaurants are expensed as incurred. These costs include wages, benefits, travel, and lodging for the training and opening management teams, and food, beverage and other restaurant operating expenses incurred prior to a restaurant opening for business including lease costs. In addition, preopening costs include marketing costs incurred prior to opening as well as meal expenses for entertaining guests as part of the restaurant opening.

Insurance Reserves—The Company is self-insured for certain losses related to workers’ compensation claims and Company-sponsored team member health insurance programs. The Company estimates the accrued liabilities for all self-insurance programs at the end of each reporting period. The Company engages a third-party actuary to assist management with estimating its liability for its workers’ compensation claims based on discounted cash flows. The liability calculated based on discounted cash flow estimates was approximately $1,766 and $1,873 as of January 1, 2023 and January 2, 2022, respectively. The estimated current portion of the accrued liability attributable to workers’ compensation is $812 and $1,423 as of January 1, 2023 and January 2, 2022, respectively, and is included in accounts payable and accrued expenses in the consolidated balance sheets. The estimated noncurrent portion is included in other noncurrent liabilities. The estimated liability for all other self-insurance programs is not discounted and is based on several assumptions and factors, including historical trends and actuarial assumptions. The accrued liability attributable to these other self-insurance programs is $696 and $592 as of January 1, 2023 and January 2, 2022, respectively, and is included in accounts payable and accrued expenses in the consolidated balance sheets. To limit exposure to losses, the Company maintains stop-loss coverage through third-party insurers with a deductible of $250 per claim. The Company maintains property and casualty insurance with coverage and limits appropriate for operations.

Income Taxes—The Company accounts for income taxes in accordance with the required asset and liability approach for financial accounting and reporting of income taxes. Income taxes are accounted for based upon the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. The Company is subject to income taxes in the United States, Puerto Rico, Brazil and the Netherlands. In evaluating its ability to recover its deferred tax assets, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial operations. In projecting future taxable income, the Company begins with historical results adjusted for the results of discontinued operations and changes in accounting policies and incorporates assumptions including the amount of future state, federal and foreign pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates the Company uses to manage its underlying businesses. In evaluating the objective evidence that historical results provide, the Company considers three years of cumulative operating income (loss).

The Company recognizes tax liabilities and adjusts those liabilities when judgments change as a result of evaluation of new information not previously available. Significant judgment is required in assessing, among other things, the timing and amounts of deductible and taxable items. Due to the complexity of some of these uncertainties, the ultimate resolution may result in payment that is materially different from the Company’s current estimate of its tax liabilities. These differences are reflected as increases or decreases to income tax expense in the period in which they are determined.

Income taxes relate to the Company’s domestic federal and state income taxes and foreign subsidiary local country income taxes in Puerto Rico and the Netherlands. The provision for income taxes for the foreign subsidiary in Brazil is calculated under the presumed profits method. Under the presumed profits method, the tax authority applies a percentage of the foreign subsidiary’s revenue as the profit margin and taxes the presumed profits at the current federal rate in Brazil.

The Company applies the authoritative guidance related to uncertainty in income taxes. The Company has concluded that there were no uncertain tax positions identified during its analysis. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

Foreign Currency Translation—The Company considers the Brazilian Real the functional currency of its Brazilian subsidiary because it conducts substantially all its business in that currency. The assets and liabilities of the Brazilian subsidiary are translated into U.S. dollars, which is the Company’s reporting currency, at exchange rates existing at the balance sheet dates. Revenue and expenses are translated at average exchange rates and shareholder’s equity balances are translated at historical exchange rates. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are included in the foreign currency translation adjustment, a component of AOCL. The functional currency of the Company’s other subsidiaries is the U.S. dollar.

Comprehensive Income—Comprehensive income includes all changes in equity during a period except those resulting from investments by and distributions to shareholders. Accumulated deficit and accumulated other comprehensive loss consist of the Company’s net income, the net change in fair value of derivatives designated as hedging instruments (interest rate swap), unrealized foreign currency gain or loss on previously taxed foreign earnings, and foreign currency translation adjustments from operations in Brazil, net of related income tax effects.

Segment Reporting—Fogo Hospitality, Inc. owns and operates full-service, fast experiential restaurants in the U.S. (including the U.S. Territory of Puerto Rico) and Brazil using a single restaurant concept and brand. Each restaurant under the Company’s single global brand operates with similar types of products and menu, providing a continuous service style, similar contracts, guests and team members, irrespective of location. ASC Topic 280, “Segment Reporting” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. The Company’s segments consist of two operating segments: United States (inclusive of Puerto Rico and all franchise operations) and Brazil. The Company’s franchise operations in Mexico and the Middle East are included in the United States for segment reporting purposes as the operations of the franchises are monitored by the United States segment management.

The Company has determined that its Chief Executive Officer (“CEO”) is the CODM. The Company’s CODM evaluates segment performance and makes resource allocation decisions primarily through the metric of Restaurant Contribution, which is defined as revenue less restaurant operating costs (which include food and beverage costs, compensation and benefit costs, and occupancy and certain other costs, but exclude depreciation expenses). Depreciation expense is excluded as it is not an ongoing controllable cash expense. Restaurant Contribution is used to evaluate the profitability of incremental sales at the restaurants, to evaluate restaurant performance across periods and to evaluate restaurant financial performance compared with competitors.

Recently Adopted Accounting Standards—In December 2019, the FASB issued new guidance to simplify the accounting for income taxes by removing certain exemptions to the general principles and the simplification of areas such as franchises taxes, step-up in tax basis goodwill, separate entity financial statements and interim recognition of enactment of tax laws or rate changes. The standard was adopted on January 3, 2022 and did not have a significant impact on our consolidated financial statements or related disclosures.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The pronouncement provides temporary optional expedients and exceptions to the current guidance on contract modifications and hedge accounting to ease the financial reporting burden related to the expected market transition from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. The guidance was effective upon issuance and generally can be applied to applicable contract modifications through December 31, 2022. On October 19, 2022, we entered into an amendment to our credit agreement whereby we extended the maturity of our Revolver (as defined in Note 7) from April 5, 2023 to April 5, 2024. In connection with this amendment, the Company also revised the reference rate on the Revolver from a one month LIBOR Eurodollar rate to a one month SOFR. The change in the reference rate on the Revolver from LIBOR to SOFR (as defined in Note 8) will not have a material impact on our financial statements.

Recently Issued Accounting Standards—In December 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. The amendments in this update extend the transition relief period for reference rate reform from December 31, 2022 to December 31, 2024. The amendments in ASU 2022-06 apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2022-06 was effective upon issuance. The update to this standard is not expected to have a material impact on our financial statements.

3.	Leases

The Company conducts a significant part of its restaurant operations in leased properties under noncancelable operating leases with terms generally ranging from 10 years to 15 years. In addition to the fixed lease payments, some of the leases provide for variable lease payments and some require the payment of taxes, insurance, and other costs related to the property. Variable lease payments include payments based on percentage of sales over contractual levels. Some leases also provide for escalating rent payments throughout the lease term.The Company can renew, at its option, a substantial portion of the leases at defined rental rates for various periods. The Company reviews each restaurant location before determining whether options are reasonably certain to be exercised and therefore included in right-of-use assets and liabilities. The Company separates the lease and non-lease components, resulting in the classification of non-lease components like common area maintenance, property taxes, and insurance in occupancy expense. The Company recognizes fixed lease expense for the operating leases on a straight-line basis over the lease term. The Company’s lease agreements do not contain any residual value guarantees or restrictive covenants.

Upon the temporary closure of restaurant dining rooms in March 2020 due to the COVID-19 pandemic, the Company began negotiating the deferral of rent and other lease-related payments (“Concession payable”) with its landlords while restaurants remained closed or at limited capacity. These negotiations resulted in amendments to the leases that involved varying concessions, including the abatement of rent payments, deferral of all or a portion of rent payments to later periods, and deferrals of rent payments combined with an early exercise of an existing renewal option or extension of the lease term. Total payments deferred as of January 1, 2023 were approximately $724, of which $234 is included in accounts payable and accrued expenses, and $490 is included in other non-current liabilities on the consolidated balance sheets.

In April 2020, the FASB staff released guidance indicating that in response to the COVID-19 pandemic, an entity would not have to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract and could elect to apply or not apply the lease modification guidance in ASC Topic 842, Leases to those contracts. The election is available for concessions related to the effects of the COVID-19 pandemic that do not result in a substantial increase in the rights of the lessor or the obligations of the lessee. For example, this election is available for concessions that result in the total payments required by the modified contract being substantially the same as or less than the total payments required by the original contract.

The Company elected not to remeasure the lease liabilities and right-of-use assets for those leases where the concessions and deferrals did not result in a substantial change in total payments under the lease, and where the remaining lease term did not change as a result of the negotiation. For those leases that were renewed or extended or for which there was a substantial abatement of rent as a result of the negotiation, the Company recalculated the related lease liability and right-of-use asset based on the new terms.

The following table represents information about the Company’s operating right-of-use assets and liabilities:

	January 1, 2023	January 2, 2022
Assets:
Operating lease right-of-use assets, net	$171,820	$163,074

Total lease assets	$171,820	$163,074

Liabilities:
Operating lease liabilities, current	$20,336	$16,880
Operating lease liabilities, noncurrent	185,961	168,254

Total operating lease liabilities	$206,297	$185,134

Supplemental lease information:
Operating lease weighted average remaining lease term (years)	9.33	9.61
Operating lease weighted average remaining discount rate (1)	6.09%	5.68%

(1)

The discount rate for each lease represents the incremental borrowing rate that the Company would incur to borrow on a collateralized basis over a similar term and amount equal to lease payments in a similar economic environment.

The following table represents the Company’s aggregate lease costs, by lease classification:

		Fiscal Year Ended
	Classification	January 1, 2023	January 2, 2022
Operating lease cost	Occupancy and other, General and administrative and Pre-opening costs	$28,761	$25,333
Variable lease cost	Occupancy and other, General and administrative and Pre-opening costs	11,498	7,299
Sublease income	General and administrative	(836)	(329)

Total lease costs, net		$39,423	$32,303

Supplemental cash flow and other information related to operating leases were as follows:

	Fiscal Year Ended
	January 1, 2023	January 2, 2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$27,341	$24,089
Non-cash investing activities:
Lease liabilities arising from obtaining right-of-use assets	$38,141	$33,929
Lease liabilities arising from the remeasurement of right-of-use assets	$1,293	$—

Undiscounted cash flows of operating lease liabilities as of January 1, 2023 were as follows:

Lease Amounts(1)
Fiscal Years
2023	$35,133
2024	33,944
2025	33,320
2026	30,999
2027	29,522
Thereafter	112,459

Total lease payments	275,377
Less: imputed lease interest	(69,080)

Total	$206,297

(1)	Includes lease payments that were deferred as of January 1, 2023.

Additionally, as of January 1, 2023, the Company has executed eight leases with undiscounted fixed payments over the initial term of $42,856. These leases are expected to commence in the next eleven months. The Company will assess the reasonably certain lease term at the lease commencement date.

4.	Property and Equipment, Net

Property and equipment, net consisted of the following:

	January 1, 2023	January 2, 2022
Land	$5,540	$5,540
Buildings	5,160	5,160
Leasehold improvements	231,781	180,318
Furniture, fixtures and equipment	50,567	35,594
Construction in progress	21,359	30,529

Property and equipment, gross	314,407	257,141
Less: Accumulated depreciation	(115,433)	(87,167)

Property and equipment, net	$198,974	$169,974

Depreciation expense was $30,214 and $24,699 for Fiscal 2022 and 2021, respectively. Depreciation expense is recorded entirely to depreciation and amortization expense on the consolidated statements of operations and comprehensive income.

5.	Goodwill and Intangible Assets

Goodwill activity by segment was as follows:

	U.S.	Brazil(1)	Total
Balance, January 3, 2021	$235,598	$5,095	$240,693
Foreign exchange impact	—	(346)	(346)

Balance, January 2, 2022	235,598	4,749	240,347
Foreign exchange impact	—	256	256

Balance, January 1, 2023	$235,598	$5,005	$240,603

(1)	Brazil Segment Goodwill is net of accumulated impairment charges of $10,210.

Intangible assets include the following:

	January 1, 2023	January 2, 2022
Trade name (indefinite-lived):
United States	$149,000	$149,000
Brazil	11,500	11,500
Foreign exchange impact (1)	(4,226)	(4,598)

Intangibles, net	$156,274	$155,902

(1)	Cumulative foreign exchange impact on Brazilian Real.

Goodwill and intangible assets of the Company’s Brazilian reporting unit are denominated in the Brazilian Real. These assets are translated into U.S. dollars at the rate of exchange as of the applicable balance sheet date. As a result, the U.S. dollar value of goodwill and intangibles is impacted by the fluctuation in the exchange rate.

6.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

	January 1, 2023	January 2, 2022
Accounts payable	$40,692	$30,256
Accrued capital expenditures	6,674	2,435
Team member compensation and benefits	18,942	15,599
Interest payable	280	189
Sales and beverage taxes payable	4,818	4,350
Insurance	1,764	2,016
Income and other taxes payable	3,547	2,614
Concession payable	234	3,758
Other accrued expenses	5,955	3,392

Total accounts payable and accrued expenses	$82,906	$64,609

7.	Long-Term Debt

Long-term debt consisted of the following:

	January 1, 2023	January 2, 2022
Term Loan	$345,220	$344,246
Revolver	—	—
Woodforest Bank Loan	11,100	—
Unamortized original issuance discount	(1,720)	(1,788)
Unamortized deferred financing costs	(3,533)	(4,784)

Total	351,067	337,674
Less: Current portion of long-term debt	35,742	526

Long-term debt, less current portion	$315,325	$337,148

2018 Credit Facility—In April 2018, the Company entered into a credit agreement that provides for (i) senior secured term loans in an aggregate principal amount of $325,000 (“Term Loan”) and (ii) senior secured revolving credit commitments in an aggregate principal amount of $40,000 (“Revolver,” and, collectively with the term loans, the “2018 Credit Facility”). As of January 1, 2023, the interest rate on the Term Loan was 8.63%. As of January 1, 2023, the Term Loan matures on April 5, 2025, and the Revolver matures on April 5, 2024.

In the third quarter of 2020, the Company borrowed an additional $32,500 under the existing term loan agreement (the “Incremental Term Loan”). As of January 1, 2023, the interest rate on the Incremental Term Loan was 16.88%. As of January 1, 2023, the Incremental Term Loan matures on August 11, 2023.

At our option, loans under the 2018 Credit Facility may be base rate loans or Eurodollar rate loans (each as defined in the 2018 Credit Agreement) and bear interest at a base rate or Eurodollar rate (each as defined in the 2018 Credit Agreement), respectively, plus the applicable margin (as defined in the 2018 Credit Agreement). The base rate is a fluctuating rate per annum equal to the highest of (i) the federal funds effective rate in effect on such day, plus 0.5%, (ii) the prime rate, and (iii) the adjusted Eurodollar rate applicable for an interest period of one month, plus 1%. The Eurodollar rate is a rate per annum determined for the applicable interest period by reference to the London InterBank Offered Rate administered by ICE Benchmark Administration and displayed by Reuters (or, if not available for any interest period, an interpolated rate determined by the Administrative Agent).

The applicable margin with respect to Term Loans is (i) in the case of any base rate loan, 3.5% per annum, and (ii) in the case of any Eurodollar rate loan, 4.25%, per annum. The applicable margin with respect to the Revolver, unused commitment fees and letter of credit fees for standby letters of credit, is (i) in the case of any base rate loan, 3.5% per annum, (ii) in the case of any Eurodollar rate loan, 4.5% per annum, (iii) for letter of credit fees, 4.5% per annum, and (iv) for unused commitment fees, 0.5% per annum. The applicable margin with respect to Incremental Term Loans is (i) in the case of any base rate loan, 11.5% per annum, and (ii) in the case of any Eurodollar rate loan, 12.5% per annum.

The Company and its restricted subsidiaries are subject to affirmative, negative, and financial covenants, and events of default customary for facilities of this type (with customary grace periods, as applicable, and lender remedies). The covenants, among other things, restrict, subject to certain exceptions, the Company’s and each of its restricted subsidiary’s ability to (i) incur additional indebtedness, (ii) create liens on assets, (iii) make investments, loans, or advances, (iv) engage in mergers or consolidations, (v) sell assets, (vi) make certain acquisitions, (vii) pay or make restricted payments, (viii) engage in certain transactions with affiliates, (ix) change line of business or fiscal year, and (x) enter into certain restrictive agreements. As of January 1, 2023, the Company had net restricted assets of $102,290.

On an annual basis at year-end commencing on December 31, 2019, the Company is subject to an Excess Cash Flow (“ECF”) covenant calculation that requires prepayment of the Term Loan, without premium or penalty, of the calculated ECF amount, if any. As of January 1, 2023 and January 2, 2022, the Company did not have any ECF in accordance with the covenant calculation and no prepayments on the Term Loan were made.

In accordance with the Term Loan, the Company is restricted from making annual distributions not to exceed the greater of (i) $20,000 and (ii) 32.5% of consolidated adjusted earnings before interest, tax, depreciation and amortization (“EBITDA”), among other permitted distributions. However, so long as no default or event of default has occurred, the Company can make additional payments so long as after giving effect to such payments on a pro forma basis, the total net leverage ratio does not exceed 3.70:1.00.

The Company is required to maintain a total net leverage ratio of not greater than 7.25:1.00 while the Revolver and letters of credit are greater than 35% of the aggregate revolving commitments, which is known as the covenant trigger event. On June 9, 2020, the Company entered into a second amendment of its 2018 Credit Agreement that provided covenant relief until the first quarter of 2021. The agreement allowed the Company to replace 2020 March through December Adjusted EBITDA with 2019 Adjusted EBITDA for the corresponding months for its pro forma leverage ratio covenant calculation. The Company was in compliance with these covenants at January 1, 2023.

On October 19, 2022, we entered into an amendment to our credit agreement whereby we extended the maturity of our Revolver from April 5, 2023 to April 5, 2024. In connection with this amendment, the Company also revised the reference rate on the Revolver from a one month LIBOR Eurodollar rate to a one month Secured Overnight Financing Rate (“SOFR”).

The Company is required to repay 1% of the Term Loan annually, representing $3,126. The payment was deferred for 2020 and 2021 due to the COVID-19 pandemic. The Company is not required to make principal payments on any outstanding balance under the Revolver; any outstanding balance is reported as noncurrent in the Company’s consolidated balance sheets as a component of long-term debt.

As of January 1, 2023, we had $4,845 in letters of credit outstanding, resulting in a total of $35,155 of available borrowing capacity under the 2018 Credit Facility. The fair value of the Company’s outstanding debt approximates its carrying value as it is variable rate debt. Subsequent to January 1, 2023, on March 16, 2023, we borrowed $34,500 on our Revolver, after which we had access to $655 of available borrowing capacity.

Subsequent to January 1, 2023, on March 3, 2023, we entered into an amendment to our credit agreement pursuant to which we obtained a refinancing term loan (the “Refinancing Term Loan”) in an aggregate principal amount equal to $33,475, the proceeds of which were used to prepay in full the Incremental Term Loan. The Refinancing Term Loan bears interest at a rate equal to either, at our option, a base rate or term SOFR. The applicable margin with respect to base rate loans is 6.00% per annum and with respect to term SOFR loans is 7.00% per annum. The Refinancing Term Loan matures on April 5, 2025, which is the maturity date of the original Term Loan.

Woodforest Bank Loan—On November 16, 2020, we entered into and drew down a mortgage loan for $11,200 with Woodforest National Bank and provided a lien on two owned real estate assets as security. This loan matures on December 15, 2025. We repaid the loan on July 2, 2021. On April 13, 2022, we drew down $11,100 on the Woodforest Bank mortgage loan. As of January 1, 2023, the interest rate on the Woodforest Bank Loan was 7.50%. The loan matures in December 2025. The loan is revolving and as of January 1, 2023, $100 is available for draw down until December 2025.

Debt Issuance Costs—Debt issuance costs are amortized to interest expense over the term of the debt using the straight-line method over the terms of the related instruments. Remaining unamortized debt issuance costs were $3,533 and $4,784 as of January 1, 2023 and January 2, 2022, respectively. Debt issuance costs are included as a direct deduction of long-term debt in the consolidated balance sheets.

Covenant Compliance and Debt Maturity—As of January 1, 2023, the Company was in full compliance with all agreements, including related covenants, governing its outstanding debt.

The Company’s expected future maturities of debt are as follows:

Fiscal Years	January 1, 2023(2)
2023(1)	$35,742
2024	2,431
2025	316,647
2026	—
2027	—
Thereafter	1,500

Total	$356,320

(1)

Subsequent to January 1, 2023, on March 3, 2023, we entered into an amendment to our credit agreement pursuant to which we obtained the Refinancing Term Loan in an aggregate principal amount equal to $33,475, the proceeds of which were used to prepay in full the Incremental Term Loan. The Refinancing Term Loan bears interest at a rate equal to either, at our option, a base rate or term SOFR. The applicable margin with respect to base rate loans is 6.00% per annum and with respect to term SOFR loans is 7.00% per annum. The Refinancing Term Loan matures on April 5, 2025, which is the maturity date of the original Term Loan.

(2)	On March 16, 2023, we borrowed $34,500 on our Revolver, which matures on April 5, 2024.

8.	Interest Rate Swap Agreement

In August 2018, the Company entered into an interest rate swap agreement with $200,000 of notional value to hedge a portion of the risk of change in the benchmark interest associated with its Term Loan of $325,000 due in April 2025 which qualifies for cash flow hedge accounting.

The fair value of the interest rate swap was recorded on the Company’s consolidated balance sheet as an asset or liability with the effective portion of the interest rate swap’s gains or losses reported as a component of accumulated other comprehensive loss and the ineffective portion reported in earnings. Gains or losses on interest rate swaps were reclassified into interest expense in the period when the hedged transaction affected earnings. The interest rate swap matured in September 2021. Prior to maturity, all of the requirements under the shortcut method for the assumption of no ineffectiveness were met. As such, the Company’s measurement of ineffectiveness was assumed to be zero. Net losses reclassified from AOCL to interest expense were $— and $2,771 for Fiscal 2022 and 2021, respectively.

9.	Accumulated Other Comprehensive Loss

The components attributable to the changes in accumulated other comprehensive loss are as follows:

	Fiscal Year Ended
	January 1, 2023	January 2, 2022
Beginning Balances	$(18,064)	$(19,226)
Gain on interest rate swap contract, net of tax expense of $— and $(237), respectively	—	2,534
Cumulative translation adjustment	878	(1,372)

Net other comprehensive income	878	1,162

Ending balances	$(17,186)	$(18,064)

10.	Team Member Benefit Plan

The Company has a 401(k) plan to provide retirement benefits for certain team members, as well as a deferred compensation plan which is intended to provide current tax planning opportunities and supplemental funds upon retirement or death for certain key team members designated and approved by the Company. The deferred compensation plan provides its participants the opportunity to voluntarily elect to defer the timing of payment of base salary and/or bonuses. Deferred compensation liability is $904 and $810 as of January 1, 2023 and January 2, 2022, respectively, and is included in other noncurrent liabilities in the consolidated balance sheets.

11.	Income Taxes

Income from Continuing Operations before Income Taxes—The following table summarizes the income from continuing operations before income taxes by jurisdiction:

	Fiscal Year Ended
	January 1, 2023	January 2, 2022
United States	$30,973	$30,744
Foreign	5,070	(1,317)

Total	$36,043	$29,427

Income Tax Provision—The income tax expense from continuing operations is summarized below:

	Fiscal Year Ended
	January 1, 2023	January 2, 2022
Current Tax Expense
U.S. Federal	$150	$376
State and Local	2,642	1,814
Foreign	1,786	688

Total current tax expense	4,578	2,878
Deferred tax expense
U.S. Federal	1,230	2,378
State and Local	60	2,112
Foreign	(164)	(194)

Total deferred tax expense	1,126	4,296

Income tax expense	$5,704	$7,174

Effective and Statutory Rate Reconciliation—The following table summarizes a reconciliation of income tax expense for continuing operations, calculated at the U.S. statutory federal income tax rate of 21% to total income tax expense (benefit):

	Fiscal Year Ended
	January 1, 2023	January 2, 2022
Income tax expense at federal statutory rate	$7,569	$6,180
Increases/(decreases) due to:
State income taxes, net of federal benefit	2,135	3,105
Employment credits	(4,784)	(3,510)
Foreign inclusions	387	—
Other non-deductible expenses	184	7
Change in valuation allowance	52	(445)
Foreign tax rate differential	240	1,015
Foreign income taxes	446	472
Other	(525)	350

Total income tax expense, net	$5,704	$7,174

Effective tax rate	15.8%	24.4%

The significant components of the difference between the Fiscal 2022 and 2021 statutory tax rates and the annual effective tax rates are attributable to employment tax credits, state income taxes, and the statutory tax rate differential between foreign jurisdictions and the United States.

Deferred Income Taxes—Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (b) operating loss and tax credit carryforwards. These items are stated at the enacted tax rates that are expected to be in effect when taxes are actually paid or recovered.

Significant components of deferred tax assets and liabilities were as follows:

	January 1, 2023	January 2, 2022
Deferred tax assets
Deferred revenue	$2,714	$2,127
Capitalized transaction costs	1,950	2,170
Lease liability	50,799	45,967
Net operating loss carryforwards	4,545	9,330
Wage credit carryforward	31,707	25,666
Accrued expenses	2,388	3,653
Interest limitation and carryforward	3,904	305
AMT credit carryforward	—	43
Other	1,874	2,019

Total deferred tax assets	99,881	91,280
Less: valuation allowance	(171)	(119)

Total net deferred tax assets	99,710	91,161
Deferred tax liabilities
Tax depreciation in excess of book depreciation	(19,883)	(13,699)
Right of use asset	(41,699)	(40,147)
Goodwill and intangible assets	(47,135)	(45,148)
Other	(75)	(41)

Total deferred tax liabilities	(108,792)	(99,035)

Net deferred tax liabilities	$(9,082)	$(7,874)

Amounts included in the Consolidated Balance Sheets:
Deferred taxes	$(9,440)	$(8,068)
Other assets	358	194

Net deferred tax liabilities	$(9,082)	$(7,874)

The Company has net deductible goodwill for income tax purposes of $20,690 at January 1, 2023.

The Company’s gross U.S. federal net operating loss carryforwards as of January 1, 2023 and January 2, 2022 were $17,549 and $37,090, respectively. The Company’s gross foreign net operating losses as of January 1, 2023 and January 2, 2022 were $899 and $792, respectively. The Company’s state net operating loss carryforwards as of January 1, 2023 and January 2, 2022 were $10,019 and $21,732, respectively. Some state jurisdictions conform to the unlimited net operating loss carryforward provisions modified by the Tax Cuts and Jobs Act. However, some state jurisdictions do not conform to the above-mentioned provisions. The Company has net operating loss carryforwards in these nonconforming jurisdictions with carryforward periods ranging from 5 to 20 years, depending on the jurisdiction, which will begin to expire in 2025. The Company’s AMT credit carryforwards as of January 1, 2023 and January 2, 2022 were $0 and $43, respectively. The Company’s general business tax credit carryforwards as of January 1, 2023 and January 2, 2022 were $31,707 and $25,666, respectively, which begin to expire in 2032. Immediately before expiration, unused general business credits may be claimed as a deduction in the following year.

Under ASC Topic 740-30-25, the Company does not assert indefinite reinvestment with respect to its previously accumulated and its future foreign earnings. The Company determined that no deferred tax liability is required with respect to unrepatriated foreign earnings with the exception of tax impacts related to unrealized foreign currency gain or loss on its foreign earnings that constitute previously taxed income.

As the Company is not asserting indefinite reinvestment under ASC Topic 740-30-25, it is required to record a deferred tax asset or liability for unrealized foreign currency gain or loss on previously taxed foreign earnings. The Company’s net deferred tax asset with respect to unrealized foreign currency loss on earnings previously taxed in the United States as of January 1, 2023 and January 2, 2022 was $1,206 and $1,292, respectively.

ASC Topic 740 requires that the Company reduce its deferred income tax assets by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or a portion of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. In 2017 and 2019 the Company made the decision to record a valuation allowance against its deferred tax assets in Puerto Rico and the Netherlands, respectively, as it was more likely than not that the deferred tax assets recorded in these jurisdictions would not be realized. As of January 2, 2022, Puerto Rico was in a cumulative income position (three year pretax income plus permanent book/tax differences). This was a source of positive evidence that led the Company to believe that it was more likely than not that it would be able to realize the deferred tax assets. As such, the Company released its valuation allowance against its net deferred tax assets in Puerto Rico through current year earnings in the year ended January 2, 2022. The Company is still in a full valuation allowance for the Netherlands as of January 1, 2023.

Changes in the valuation allowance for deferred tax assets were as follows:

	January 1, 2023	January 2, 2022
Valuation allowance as of the beginning of the year	$119	$564
Charge as (benefit) expense to income tax provision	52	(445)

Valuation allowance as of end of year	$171	$119

The Company had no unrecognized tax benefits as of January 1, 2023 and January 2, 2022. The Company is subject to income taxes in the U.S. federal jurisdiction, various state jurisdictions, and foreign jurisdictions. Tax implications within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The Company has considered whether there are any uncertain tax positions and has determined that there are no such uncertain tax positions.

The Company is potentially subject to income tax audits in numerous U.S. and international jurisdictions until the applicable statute of limitations expires. The following is a summary of tax years potentially subject to examination and/or adjustment in the significant tax and business jurisdictions in which the Company operates:

Tax Years Subject to Examination
United States (federal, state, local)	2018-2021
Brazil	2016-2021
Puerto Rico	2018-2021
Mexico	2017-2020
Netherlands	2018-2021

Inflation Reduction Act of 2022—On August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”) was enacted into law and is effective for taxable years beginning after December 31, 2022. The IRA introduces a 15% alternative minimum tax based on the financial statement income of certain large corporations and imposes a 1% excise tax on share repurchases, effective for tax years beginning after December 31, 2022. We do not expect the Inflation Reduction Act to have a material impact on our financial results in future periods, but we will continue to evaluate the impact as further information becomes available.

12.	Revenue

The following table presents the financial information of the Company’s geographic results:

	Fiscal Year Ended
	January 1, 2023	January 2, 2022
Revenue
United States	$511,740	$415,474
Brazil	34,091	15,081

Total Revenue	$545,831	$430,555

Contract Balances—Contract liabilities and receivables from guests consisted of the following:

	January 1, 2023	January 2, 2022
Sales receivable (1)	$23,634	$13,763
Deferred revenue (2)(3)	$22,165	$15,866

(1)	Included in balance of trade accounts receivable.
(2)	Includes deferred revenue related to online eCard sales, gift card sales, and group event deposits.
(3)	Includes $860 of deferred franchise fees as of January 1, 2023 which are included in the balance of other noncurrent liabilities on the consolidated balance sheets.

Revenue recognized for the redemption of gift cards and deferred revenue at the beginning of each respective period was as follows:

	Fiscal Year Ended
	January 1, 2023	January 2, 2022
Revenue recognized from gift card liability	$15,637	$13,682
Revenue recognized from deferred revenue	$666	$6,298

13.	Earnings Per Share

Basic income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. Diluted income per share is computed giving effect to all potentially dilutive shares unless their effect is antidilutive.

The numerator and denominator used in the calculation of basic and diluted income per share was as follows:

	Fiscal Year Ended
	January 1, 2023	January 2, 2022
Net income	$30,339	$22,253
Weighted-average common shares outstanding, basic and diluted	1,000	1,000

Basic and diluted net income per share	$30,339	$22,253

14.	Commitments and Contingencies

Litigation

The Company is currently involved in claims, investigations, and legal actions that arise in the ordinary course of its business, including claims and investigations resulting from employment-related matters. None of these matters, some of which are covered by insurance, has had a material effect on the Company. The Company is not party to any material pending legal proceedings and is not aware of any claims that could have a material adverse effect on its business, financial condition, results of operations, or cash flows. However, certifications of classes in certain pending employment-related actions, a significant increase in the number of claims, or an increase in amounts owing under successful claims could materially and adversely affect the Company’s business, financial condition, results of operations, or cash flows.

Purchase Commitments

Purchase obligations include legally binding contracts, including commitments for the purchase, construction or remodeling of real estate and facilities, firm minimum commitments for inventory purchases, equipment purchases, marketing-related contracts, software acquisition/license commitments and service contracts. These obligations are generally short-term in nature and are recorded as liabilities when the related goods are received, or services rendered. The Company also enters into long-term, exclusive contracts with certain vendors to supply food, beverages and paper goods, obligating the Company to purchase specified quantities.

Lease Commitments

The Company leases its corporate office and various restaurant locations under noncancelable operating leases. These leases have initial lease terms of between 10 and 20 years and can be extended in five-year increments. These leases generally provide for minimum annual rental payments that are subject to periodic escalations that are fixed or in some cases, based upon increases in specific inflation indexes as stipulated in the noncancelable operating lease.

Certain lease arrangements have contingent rental payments based on net sales thresholds per the lease agreement. Accrued liability for contingent rent was $1,732 and $480 as of January 1, 2023 and January 2, 2022, respectively. These balances are included in accounts payable and accrued expenses in the consolidated balance sheets.

Management Incentive Plan

In conjunction with the Acquisition, Rhône offered key officers of the Company the opportunity to participate in equity ownership and a Management Incentive Plan (“Rhône Incentive Plan”). Incentive interest issued to participating key officers out of the Rhône Incentive Plan have performance and time based vesting requirements and are payable to participants upon the occurrence of certain qualifying events generally related to a change in control of the Company or liquidity event. There is no compensation expense or liability to be recorded in the Company’s consolidated financial statements until such an event is probable of occurring.

Long-Term Incentive Plan

On February 6, 2020, the Company established a Long-Term Incentive Plan (the “Plan”) consisting of 50 units (individually a “Plan Unit”) to be granted to certain key team members (“Participant”) of the Company, providing them with a cash payment upon the achievement of a qualified exit (“Exit”). An Exit is generally defined at any point in time in which the ultimate owners of the Company cease to own at least 50% of the Company. A Participant must be employed on the date of the Exit to be eligible to receive a payment under the Plan and any Plan Units that are forfeited are available for allocation. Each Plan Unit will represent a right to 1/50th of the total cash payment available (the “Incentive Pool”) at the Exit. The Incentive Pool available for all participants under the Plan is based on a defined percentage as outlined within the Plan.

As of and for the years ended January 1, 2023 and January 2, 2022, there was no accounting impact from the Plan Units because payment of the Incentive Pool is contingent on a qualified Exit that cannot be considered probable until it occurs.

15.	Concentration Risk

The Company relies on one supplier for substantially all its beef purchases for its operations in the United States. However, the Company believes the products purchased through this supplier are widely available at similar prices from multiple suppliers. The Company does not anticipate any significant risk to its business in the event that this supplier is no longer available to provide goods or services. However, a change in suppliers could potentially result in different costs. The Company does not have any supply agreements or distribution agreements in Brazil that have concentration on one vendor.

16.	Segment Reporting

The following table presents the financial information of the Company’s operating segments:

	Fiscal Year Ended
	January 1, 2023			January 2, 2022
	U.S.	Brazil	Total	U.S.	Brazil	Total
Revenue	$511,740	$34,091	$545,831	$415,474	$15,081	$430,555
Less: Restaurant operating costs (excluding depreciation)	(369,714)	(24,833)	(394,547)	(286,605)	(13,493)	(300,098)

Restaurant contribution	$142,026	$9,258	$151,284	$128,869	$1,588	$130,457

The following table sets forth the reconciliation of total segment restaurant contribution to income from operations:

	Fiscal Year Ended
	January 1, 2023	January 2, 2022
Income before income taxes	$36,043	$29,427
Total other expense . . . . . . .	27,401	27,303
Marketing and advertising	17,099	16,736
General and administrative	31,149	27,243
Pre-opening costs	9,822	4,929
Depreciation	30,214	24,699
Other operating (income) expense, net	(444)	120

Restaurant contribution	$151,284	$130,457

Geographic Area Information

Long-lived assets, excluding deferred tax assets and intangible assets by region, were as follows:

	January 1, 2023	January 2, 2022
Property and equipment, net
United States	$187,481	$159,663
Brazil	7,860	5,729

Total segment property and equipment, net	195,341	165,392
Corporate office	3,633	4,582

Total property and equipment, net	$198,974	$169,974

17.	Related Party Transactions

The Company entered into a Monitoring Fee Agreement with Rhône to provide professional consulting services with regard to financing, operations, acquisitions, dispositions and other matters relating to the Company

(collectively “Parent Services”). In consideration for these Parent Services, the Company pays Rhône $1,000 annually. The agreement will continue until the earlier of (i) the date on which the Rhône owns, in the aggregate, less than 5% of the common stock of the Company; (ii) April 5, 2028; or (iii) such earlier date as the Company and Rhône may mutually agree upon.

The Company incurred Parent Service expenses of $1,000 for Fiscal 2022 and 2021, which is included in general and administrative costs on the consolidated statements of operations and comprehensive income.

18.	Subsequent Events

The Company has evaluated subsequent events through March 17, 2023, the date these financial statements were available to be issued.

Credit Agreement Amendment

On March 3, 2023, we entered into an amendment to our credit agreement pursuant to which we obtained the Refinancing Term Loan in an aggregate principal amount equal to $33,475, the proceeds of which were used to prepay in full the Incremental Term Loan. The Refinancing Term Loan bears interest at a rate equal to either, at our option, a base rate or term SOFR. The applicable margin with respect to base rate loans is 6.00% per annum and with respect to term SOFR loans is 7.00% per annum. The Refinancing Term Loan matures on April 5, 2025, which is the maturity date of the original Term Loan.

Borrowing on Revolver

On March 16, 2023, we borrowed $34,500 on our Revolver, after which we had access to $655 of available borrowing capacity.

SCHEDULE I—CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS OF

FOGO HOSPITALITY, INC.

FOGO HOSPITALITY, INC.

PARENT COMPANY ONLY CONDENSED BALANCE SHEETS

(in thousands, except for par value and share information)

	January 1, 2023	January 2, 2022
Assets:
Non-current assets	$—	$—
Investments in affiliate	199,219	208,002

Total Assets	$199,219	$208,002

Shareholder’s Equity:
Common stock, $0.01 par value, 1,000 shares authorized, issued, and outstanding as of January 1, 2023 and January 2, 2022	$—	$—
Additional paid-in capital	260,657	260,657
Accumulated deficit	(44,252)	(34,591)
Accumulated other comprehensive loss	(17,186)	(18,064)

Total Shareholder’s Equity	$199,219	$208,002

The accompanying notes are an integral part of these consolidated financial statements.

FOGO HOSPITALITY, INC.

PARENT COMPANY ONLY CONDENSED STATEMENT OF OPERATIONS

AND COMPREHENSIVE INCOME

(in thousands, except share and per share information)

	Fiscal Year Ended
	January 1, 2023	January 2, 2022
Equity in income of subsidiaries	$30,339	$22,253

Net income	$30,339	$22,253

Other comprehensive income:
Gain on interest rate swap contract, net of tax expense of $— and $237, respectively	$—	$2,534
Currency translation adjustment	878	(1,372)

Total comprehensive income	$31,217	$23,415

Net income per common share
Basic and diluted	$30,339	$22,253

Weighted-average common share outstanding
Basic and diluted	1,000	1,000

The accompanying notes are an integral part of these consolidated financial statements.

FOGO HOSPITALITY, INC.

PARENT COMPANY ONLY CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

Fiscal Year Ended
	January 1, 2023	January 2, 2022
Cash flows from operating activities:
Net income	$30,339	$22,253
Adjustments to reconcile net income to net cash flow provided by operating activities:
Equity in income of subsidiaries	(30,339)	(22,253)

Net cash flows provided by operating activities	—	—

Net increase (decrease) in cash and cash equivalents	—	—
Cash and cash equivalents at the beginning of period	—	—

Cash and cash equivalents at the end of period	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

FOGO HOSPITALITY, INC.

PARENT COMPANY ONLY NOTES TO THE FINANCIAL STATEMENTS

NOTE 1—Nature of Business and Basis of Presentation

Nature of Business

Fogo Hospitality, Inc., or the Company, was incorporated under the name Prime Cut Parent Holdings Inc. on February 16, 2018. Pursuant to a reorganization into a holding company structure completed on September 13, 2021, the Company is a holding company and its principal asset is a controlling equity interest in Fogo de Chão Intermediate Holdings Inc. As the sole shareholder of Fogo de Chão Intermediate Holdings Inc., the Company will operate and control all of the business and affairs of Fogo de Chão Intermediate Holdings Inc. and through Fogo de Chão Intermediate Holdings Inc. and its subsidiaries, conduct its business.

Basis of Presentation

There are significant restrictions over Fogo Hospitality, Inc.’s ability to obtain funds from its subsidiaries through distributions as contained in Fogo de Chão, Inc.’s 2018 Credit Facility. These condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of Fogo Hospitality, Inc.’s subsidiaries under the 2018 Credit Facility previously noted exceeds 25 percent of the consolidated net assets of Fogo Hospitality, Inc. See Note 7 to the Consolidated Financial Statements included elsewhere in this Form 10-K.

NOTE 2—Summary of Significant Accounting Policies—Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

NOTE 3—Shareholder’s Equity

On February 16, 2018, the Company was authorized to issue 1,000 shares of common stock, $0.01 par value. On February 16, 2018, the Company issued 1,000 common shares with a par value of $0.01, all of which were owned by Prime Cut Holdings LP.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discount, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee for the New York Stock Exchange.

Amount Paid or to be Paid
SEC registration fee	$9,270
FINRA filing fee	43,335
NYSE listing fee	250,000
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees and expenses
Miscellaneous expenses

Total

Item 14.	Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law, or the DGCL, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(e) of the DGCL provides that expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Section 145(g) of the DGCL specifically allows a Delaware corporation to purchase liability insurance on behalf of its directors and officers and to insure against potential liability of such directors and officers regardless of whether the corporation would have the power to indemnify such directors and officers under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL permits a Delaware corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This provision, however, may not eliminate or limit a director’s liability (1) for breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchases, redemptions or other distributions, or (4) for any transaction from which the director derived an improper personal benefit.

Section 174 of the DGCL provides, among other things, that a director who willfully and negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

Our existing certificate of incorporation generally provides that we will indemnify our directors and officers to the fullest extent permitted by law. Our existing certificate of incorporation also provides that the indemnification and advancement of expenses provided by, or granted pursuant to the existing certificate of incorporation are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or otherwise. Section 145(f) of the DGCL further provides that a right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission which is the subject of the civil, criminal, administrative or investigation action, suit or proceeding for which indemnification or advancement of expenses is sought.

Indemnification Agreements

We currently have indemnification agreements in place with certain of our directors, which we intend, in connection with this offering, to also enter into with our executive officers. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Directors’ and Officers’ Liability Insurance

We also will maintain officers’ and directors’ liability insurance which insures against liabilities that officers and directors of the registrant may, in such capacities, incur. Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under that section.

Underwriting Agreement

The underwriting agreement we will enter into in connection with the offering of common stock described in this registration statement provides for indemnification by the underwriters of the registrant and its executive officers and directors, by the registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits:

Exhibit No.	Description
1.1	Form of Underwriting Agreement*

3.1	Form of Amended and Restated Certificate of Incorporation of Fogo Hospitality, Inc.*

3.2	Form of Amended and Restated Bylaws of Fogo Hospitality, Inc.*

4.1	Form of Registration Rights Agreement among Fogo Hospitality, Inc. and the Rhône Funds*

5.1	Form of Opinion of Sullivan & Cromwell LLP*

10.1	Amendment No. 2 to 2018 Credit Agreement, dated as of June 9, 2020*

10.2	Amendment No. 3 to 2018 Credit Agreement, dated as of August 11, 2020*

10.3	Amendment No. 4 to 2018 Credit Agreement, dated as of October 13, 2020*

10.4	Amendment No. 5 to 2018 Credit Agreement, dated as of October 19, 2022*

10.5	Amendment No. 6 to 2018 Credit Agreement, dated as of March 3, 2023*

10.6	2023 Long-Term Incentive Plan†*

10.6.1	Form of Restricted Stock Unit Award Agreement†*

10.6.2	Form of Performance-Based Restricted Stock Unit Award Agreement†*

10.7	Employment Agreement, dated July 15, 2013, by and between the Company and G. Barry McGowan, as amended on November 8, 2021†*

Exhibit No.	Description

10.8	Employment Agreement, dated September 7, 2021, by and between the Company and Anthony Laday, as amended on November 8, 2021†*

10.10	Form of Indemnification Agreement*

10.11	Form of Restricted Stock Grant (Replacement Award for Prime Cut Holdings L.P. Profits Interests)†*

21.1	Subsidiaries of Fogo Hospitality, Inc.*

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1)*

24.1	Power of attorney (included on signature page)*

24.2	Power of attorney of Ingrid Burton*

107	Filing Fee Table*

*	Previously filed.
†	Management contract or compensatory plan or arrangement.

(b) Financial Statement Schedules:

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. However, no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of a registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of an undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by an undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 7 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, on the 12th day of May, 2023.

Fogo Hospitality, Inc.

By:	/s/ G. Barry McGowan
Name: G. Barry McGowan
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 7 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on the 12th day of May, 2023.

Signature	Title

* G. Barry McGowan	Chief Executive Officer and Director (Principal Executive Officer)

* Anthony D. Laday	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Eytan Tigay	Director and Chairman

* Renan Bergmann	Director

* Ingrid Burton	Director

* Hamish Dodds	Director

* Lucas Flynn	Director

* Lawrence Johnson	Director

* Craig Miller	Director

* Julia Stewart	Director

*

The undersigned, pursuant to a power of attorney, executed by each of the officers and directors above and filed with the SEC on the signature page to the Registration Statement on Form S-1 or as an exhibit thereto, by signing his name hereto, does hereby sign and deliver this Amendment No. 7 to the Registration Statement on Form S-1 on behalf of each of the persons noted above in the capacities indicated.

By:	/s/ G. Barry McGowan
Name: G. Barry McGowan
Title: Chief Executive Officer